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As submitted confidentially with the U.S. Securities and Exchange Commission on August 30, 2024. This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Viking Holdings Ltd

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Bermuda	4400	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

94 Pitts Bay Road

Pembroke, Bermuda HM 08

Tel: (441) 478-2244

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Leah Talactac

Chief Financial Officer

5700 Canoga Avenue

Woodland Hills, CA 91367

Tel: (818) 227-1234

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Jonathon Jackson Brett Nadritch Iliana Ongun Milbank LLP 55 Hudson Yards New York, NY 10001-2163 Tel: (212) 530-5000	Christopher D. Lueking Scott W. Westhoff Jonathan E. Sarna Latham & Watkins LLP 330 N. Wabash Avenue, Suite 2800 Chicago, IL 60611 Tel: (312) 876-7700

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933. Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

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The information in this preliminary prospectus is not complete and may be changed. The selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell, and neither we nor the selling shareholders are soliciting an offer to buy, these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated    , 2024

PRELIMINARY PROSPECTUS

Viking Holdings Ltd

Ordinary Shares

The selling shareholders identified in this prospectus are offering an aggregate of    ordinary shares. The underwriters may also purchase up to    ordinary shares from the selling shareholders within 30 days of the date of this prospectus. We will not receive any proceeds from the sale of ordinary shares by the selling shareholders. Our ordinary shares are listed on the New York Stock Exchange (“NYSE”) under the symbol “VIK.” On    , 2024, the last reported share price of our ordinary shares as reported on the NYSE, was $    per share.

We have two classes of shares: ordinary shares and special shares. The rights of the holders of our ordinary shares and our special shares are identical, except with respect to voting, conversion and transfer rights. Each ordinary share is entitled to one vote per share and each special share is entitled to 10 votes per share. Each special share may be converted at any time into one ordinary share at the option of the holder and will convert automatically into one ordinary share upon transfer, subject to certain exceptions. See “Description of Share Capital.” As a result of its ownership of special shares, our principal shareholder (as defined herein) holds approximately 87% of the voting power of our issued and outstanding share capital. As a result of our principal shareholder’s ownership, we are a “controlled company” within the meaning of the rules of the NYSE and are permitted to rely on certain of the controlled company exemptions under the NYSE corporate governance rules.

Investing in our ordinary shares involves risks. See “Risk Factors” on page 37.

We are a “foreign private issuer” under applicable Securities and Exchange Commission rules and are eligible for reduced public company disclosure requirements. See “Prospectus Summary—Implications of Being a Foreign Private Issuer.”

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds, Before Expenses, to the Selling Shareholders
Per Ordinary Share	$	$	$
Total	$	$	$

(1)	We have agreed to reimburse the underwriters for certain expenses in connection with this offering. See “Underwriting” for additional information regarding underwriting compensation.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The selling shareholders have granted to the underwriters a 30-day option to purchase up to    additional ordinary shares from the selling shareholders at the public offering price less the underwriting discounts and commissions.

The underwriters expect to deliver the ordinary shares on or about     , 2024.

(in alphabetical order)

BofA Securities	J.P. Morgan

The date of this prospectus is    , 2024.

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ONE BRAND

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Destination focused and culturally immersive

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

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# VIKING BY THE NUMBERS

**93 vessels**

**650,000**
2023 GUESTS, 51% RETURNING

**$4.7 billion**
2023 TOTAL REVENUE

**14.4%**
2015-2023 TOTAL REVENUE CAGR

**10,000+**
EMPLOYEES FROM 90+ COUNTRIES

VIKING OCTANTIS

Viking By the Numbers 93 vessels 650,000 guests 2023,51# Returning $4.7 billion 2023 Total revenue 14.4% 2015-2023 total revenue cagr 10,000+ employees from 90+countries

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# ONE OF THE WORLD'S LEADING CRUISE LINES

VOTED

#1

FOR OCEAN, RIVER, EXPEDITION
BY *CONDÉ NAST TRAVELER* IN 2023

MORE THAN

450

AWARDS FOR OUR
DESTINATION-FOCUSED PRODUCTS

52%

NORTH AMERICAN OUTBOUND
RIVER MARKET SHARE

24%

LUXURY OCEAN MARKET SHARE

One of the world's leading cruise lines

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Neither we, the selling shareholders nor the underwriters have authorized anyone to provide you with any information or make any representation other than the information contained in this prospectus, any amendment or supplement to this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. We, the selling shareholders and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any information other than the information in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. The information contained in this prospectus is accurate only as of the date on the front of this prospectus, regardless of the time of delivery of this prospectus or any sale of ordinary shares. Our business, financial condition and results of operations may have changed since the date on the cover page of this prospectus. This prospectus does not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any securities offered by this prospectus by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. We will make copies of this prospectus available to the selling shareholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act of 1933 (the “Securities Act”).

For investors outside the United States: Neither we, the selling shareholders nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, this offering and the distribution of this prospectus outside of the United States.

i

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

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*"Time is the only scarce commodity. What better way of spending time, than traveling."*

Torstein Hagen, Chairman

VIKING

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ABOUT THIS PROSPECTUS

As used in this prospectus, unless the context otherwise requires, references to “we,” “us,” “our,” “our business,” the “Company,” “Viking” and similar references refer to Viking Holdings Ltd and, where appropriate, its consolidated subsidiaries.

PRESENTATION OF FINANCIAL INFORMATION AND CERTAIN DEFINITIONS

Presentation of Financial Information

Our audited consolidated financial statements as of December 31, 2022 and 2023 and for the years ended December 31, 2021, 2022 and 2023 included in this prospectus have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). The summary consolidated financial information as of December 31, 2019, 2020 and 2021 and for the years ended December 31, 2019 and 2020 has been derived from our consolidated financial statements that are not included in this prospectus.

Our unaudited interim condensed consolidated financial statements as of June 30, 2024 and for the six months ended June 30, 2023 and 2024 included in this prospectus have been prepared in accordance with IFRS, as issued by IASB. The unaudited interim condensed consolidated financial statements as of June 30, 2024 and for the six months ended June 30, 2023 and 2024 included in this prospectus are unaudited, and all information contained in this prospectus with respect to such periods is also unaudited.

We have made rounding adjustments to reach some of the figures included in this prospectus. As a result, numerical figures shown as totals in some tables may not be arithmetic aggregations of the figures that precede them.

In this prospectus, unless otherwise indicated, all references to “U.S. dollars,” “dollars” or “$” are to the lawful currency of the United States of America and all references to “euro” or “€” are to the lawful currency of the participating Member States in the Third Stage of European Economic and Monetary Union of the Treaty Establishing the European Community, as amended from time to time.

Presentation of Other Data and Certain Definitions

Unless otherwise specified or the context requires otherwise in this prospectus, all references to:

•	“2024 season to date” are to the period from January 1, 2024 through end of July or early August 2024, as available;

•

“Adjusted EBITDA” are to EBITDA (consolidated net income (loss) adjusted for interest income, interest expense, income tax benefit (expense) and depreciation, amortization and impairment) as further adjusted for non-cash Private Placement derivatives gains and losses, loss on Private Placement refinancing, currency gains or losses, stock-based compensation expense and other financial income (loss) (which includes forward gains and losses, gain or loss on disposition of assets, certain non-cash fair value adjustments, restructuring charges and non-recurring items);

•	“Adjusted EBITDA Margin” are to the ratio, expressed as a percentage, of Adjusted EBITDA divided by Adjusted Gross Margin;

•	“Adjusted FCF Conversion” are to the ratio, expressed as a percentage, of Adjusted FCF divided by Adjusted EBITDA;

•

“Adjusted Free Cash Flow” or “Adjusted FCF” are to net cash flow from (used in) operating activities as adjusted for interest paid, interest payments for lease liabilities, interest received, and Ongoing Capex, as further adjusted for cash portion of interest expense related to our Series C Preference Shares. Our Series C Preference Shares automatically converted into ordinary shares immediately prior to the consummation of our IPO;

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•

“Adjusted Gross Margin” are to gross margin adjusted for vessel operating expenses and ship depreciation and impairment. Gross margin is calculated pursuant to IFRS as total revenue less total cruise operating expenses and ship depreciation and impairment;

•	“Advance Bookings” are to the aggregate ticketed amount for guest bookings for our voyages at a specific point in time, and include bookings for cruises, land extensions and air;

•	“average age” are, for ships or vessels, to average age of those ships or vessels weighted by berth;

•	“berth” are to a space for one passenger. Almost all of our staterooms are double occupancy, or two berth staterooms, but we have some staterooms that are single occupancy, or single berth staterooms;

•	“CAGR” are to compound annual growth rate;

•

“Capacity Passenger Cruise Days” or “Capacity PCDs,” with respect to any given period, are to measurements of capacity that represent, for each ship operating during the relevant period, the number of berths multiplied by the number of Ship Operating Days, determined on an aggregated basis for all ships in operation during the relevant period;

•

“China JV Investment” are to the joint venture between us and China Merchants Shekou, a subsidiary of China Merchants Group, to build a cruise line offering Chinese coastal sailing for Mandarin-speaking populations in China. The China JV Investment is primarily operated by CMV, in which we have a 10% interest;

•	“China Outbound” are to our outbound river cruise product marketed to Mandarin-speaking passengers. China Outbound is separate from the China JV Investment and wholly owned by us;

•	“CMV” are to China Merchants Viking Cruises Limited, the entity of the China JV Investment that operates the China JV Investment’s first ship, the Zhao Shang Yi Dun;

•	“direct” in relationship to the sales distribution channel are to passengers who purchased their cruise packages directly from us;

•

“guest quality ratings” are to a metric that represents the average response provided by our guests when completing the onboard surveys provided in staterooms on each voyage (one per guest). These responses are collected on a 4-level scale, with 1 – Poor, 2 – Fair, 3 – Good, and 4 – Great;

•	“Invested Capital” are to the average of the most recent four quarters of indebtedness, gross of loan fees, less cash and cash equivalents, plus total shareholders’ equity;

•	“IPO” are to the Company’s initial public offering that closed on May 3, 2024;

•	“large public cruise lines” are to Carnival Corporation, Norwegian Cruise Line Holdings Ltd. and Royal Caribbean Cruises Ltd.;

•

“Net Promoter Score” are to a metric that helps companies measure customer loyalty and that predicts overall company growth. Net Promoter Scores are measured through customer response to a single question on how likely they are to recommend the product or service to others and are reported with a number that ranges from -100 to +100. A higher score is more desirable, and score ranges tend to vary by industry. Viking’s score is calculated by asking guests, “How likely are you to recommend Viking Cruises to a friend?” on a 0 to 10 scale. Percent 9 to 10 is calculated (as promoters), percent 7 to 8 is ignored (passives) and percent 0 to 6 (detractors) is calculated and subtracted from the percent of 9 to 10 scores. This results in a composite measure of share of promoters less share of detractors;

•	“Net Yield” are to Adjusted Gross Margin divided by Passenger Cruise Days;

•	“NM” are to certain metrics that were not meaningful and as such were excluded, including due to the impact of the novel coronavirus (“COVID-19”);

•	“North America” and “North American” are to the United States of America and Canada;

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•

“Occupancy” are to the ratio, expressed as a percentage, of Passenger Cruise Days to Capacity Passenger Cruise Days with respect to any given period. Contrary to many of our competitors, we do not allow more than two passengers to occupy a two-berth stateroom. Additionally, we have guests who choose to travel alone and are willing to pay higher prices for single occupancy in a two-berth stateroom. As a result, our Occupancy cannot exceed 100%, and may be less than 100%, even if all our staterooms are booked;

•

“Ongoing Capex” are to investments in property, plant and equipment and intangible assets (“PP&E”), adjusted to exclude additions to PP&E for vessels and ships under construction and additions to PP&E for vessels and ships delivered in the relevant period;

•

“our Antarctic expedition market share” are to our share of passenger volume for all expedition vessels that carried guests to Antarctica, where passenger volume is defined as the total number of passengers carried on non-governmental expeditions on ships which could land on shore for the 2023 season, as reported to the Secretariat of the Antarctic Treaty Electronic Information Exchange System. The Antarctic season spans from the fourth quarter of a calendar year to the first quarter of the following calendar year;

•	“our core products” are to Viking River, Viking Ocean, Viking Expedition and Viking Mississippi;

•

“our luxury ocean market share” are to our share of capacity passengers of all ships operated by luxury ocean cruise lines (Atlas Ocean Voyages, Crystal Cruises, Emerald Cruises, Explora Journeys, Paul Gauguin Cruises, Regent Seven Seas Cruises, The Ritz-Carlton Yacht Collection, Scenic Luxury Cruises & Tours, Seabourn Cruise Line, SeaDream Yacht Club, Silversea Cruises and Windstar Cruises), and select small / medium size premium cruise lines that we consider direct competitors (Azamara and Oceania Cruises) for 2024, which is sourced from Cruise Industry News, where capacity passengers is defined as the total number of passengers a ship can carry at 100% occupancy during a given time period, measured by sailing. Ocean cruise line passenger estimates include passengers on ships used for expedition cruises. As a result, our ocean market share includes our expedition ships;

•

“our Mississippi river market share” are to our share of capacity passengers of ships that primarily service passengers on the Mississippi and Ohio rivers (American Cruise Lines and American Queen Voyages) for 2023, which is sourced from Cruise Industry News, where capacity passengers is defined as the total number of passengers a ship can carry at 100% occupancy during a given time period, measured by sailing;

•

“our North American outbound river market share” are to our share of capacity passengers of vessels that primarily service North American passengers on European waterways (AMA Waterways, Inc., Avalon Waterways, Emerald Cruises, Gate 1 Travel, Grand Circle Travel Corp., Tauck, Uniworld River Cruises, Inc., and Vantage Travel Service, Inc.) for 2024, which is sourced from Cruise Industry News, where capacity passengers is defined as the total number of passengers a ship can carry at 100% occupancy during a given time period, measured by sailing;

•	“our primary source markets” mean North America, the United Kingdom, Australia and New Zealand;

•	“outbound travel market” are to the market of customers traveling internationally out of a particular country or continent;

•

“Passenger Cruise Days” or “PCDs” are to the number of passengers carried for each cruise, with respect to any given period and for each ship operating during the relevant period, multiplied by the number of Ship Operating Days;

•	“pre- and post-trip cruise extension” are to extensions available pre- and post-cruise. We also refer to our pre- and post-trip cruise extensions as “land excursions;”

•	“Premium Cruise Voucher” are to vouchers generally with a face value of up to 125% of monies paid that we issued to guests when we cancelled sailings. Guests have generally had the option to receive

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either a refund in cash for 100% of monies paid or a Premium Cruise Voucher. Premium Cruise Vouchers can generally be applied to a new booking for up to two years from the voucher issuance date (or longer, if the expiration date is extended) and any unused Premium Cruise Vouchers are refundable for the original amount paid upon expiration;

•	“repeat guest percentage” are, for any season, the percentage of North American passengers for that season who had traveled with us before;

•	“Return on Invested Capital” or “ROIC” are to the ratio, expressed as a percentage, of operating income (loss) adjusted for income tax (expense) benefit divided by Invested Capital;

•

“Risk Free Vouchers” are to vouchers issued under temporarily updated cancellation policies in response to the COVID-19 pandemic or other events creating travel uncertainty. Under these policies, guests who cancel their cruise have the option to receive Risk Free Vouchers instead of incurring cancellation penalties. Risk Free Vouchers can generally be applied to a new booking for up to two years from the voucher issuance date but are not refundable for cash;

•	“season” are to the respective calendar year for such season. For example, the “2023 season” refers to the 2023 calendar year;

•

“Ship Operating Days” are to the number of days within any given period that a ship is in service and carrying cruise passengers, determined on an aggregated basis for all ships in operation during the relevant period;

•	“shore excursions” are to excursions provided at our destinations during a cruise itinerary;

•

“total brand awareness” are to the percentage of survey respondents who expressed knowledge of a specific brand when asked about that brand by name or when asked about general awareness of river cruising or ocean cruising brands, as applicable, which is calculated based on surveys of approximately 1,000 Americans aged 55 years and older who have cruised or traveled internationally within the past 5 years or have plans to do so in the next 3 years and expressed a willingness to cruise. These brand awareness surveys are collected for us by a third-party, with results reported periodically;

•	“Total Debt” are to indebtedness outstanding, gross of loan fees, excluding lease liabilities, Private Placement liabilities and Private Placement derivatives;

•	“VCL” are to Viking Cruises Ltd, our direct wholly owned subsidiary;

•	“Viking China” are to our China Outbound product and the China JV;

•	“Viking Expedition” are to our expedition cruise product marketed to our primary source markets;

•	“Viking Mississippi” are to the river cruise product for cruising the Mississippi River marketed to our primary source markets;

•	“Viking Ocean” are to our ocean cruise product marketed to our primary source markets; and

•	“Viking River” are to our river cruise product marketed to our primary source markets. Viking Mississippi is a separate product from Viking River.

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TRADEMARKS AND DESIGNS

We have proprietary rights to trademarks used in this prospectus that are important to our business, many of which are registered under applicable intellectual property laws. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the “®” or “™” symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trademarks, trade names or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Each trademark, trade name or service mark of any other company appearing in this prospectus is the property of its respective holder.

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MARKET AND INDUSTRY DATA

We obtained the industry, market and competitive position data used throughout this prospectus from internal company surveys and management estimates, as well as from industry and general publications and research, surveys and studies conducted by third parties. We believe these internal company surveys and management estimates are reliable; however, no independent sources have verified such surveys and estimates. Third-party industry and general publications, research, studies and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. Except for the total brand awareness information contained herein, none of the independent industry and general publications, research, studies and surveys relied upon by us or otherwise referred to in this prospectus were prepared on our behalf. While we believe the industry, market and competitive position data included in this prospectus are reliable and are based on reasonable assumptions, these data involve many assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry publications and other publicly available information.

Certain estimates of market opportunity, forecasts or market growth and other forward-looking information included elsewhere in this prospectus involve risks and uncertainties and are subject to change based on various factors, including those discussed under “Prospectus Summary,” “Risk Factors,” “Special Note Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

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EXCHANGE CONTROL

Consent under the Exchange Control Act 1972 (and its related regulations) has been received. We have received consent under the Exchange Control Act 1972 (and its related regulations) from the Bermuda Monetary Authority for the issue and transfer of our securities to and between non-residents of Bermuda for exchange control purposes provided our ordinary shares remain listed on an appointed stock exchange, which includes the NYSE.

Pursuant to section 26 of the Companies Act 1981 of Bermuda (the “Companies Act”), there is no requirement for us to comply with Part III—Prospectuses and Public Offers—of the Companies Act or to file this prospectus with the Registrar of Companies in Bermuda. Neither the Bermuda Monetary Authority, the Registrar of Companies of Bermuda nor any other relevant Bermuda authority or government body accept any responsibility for the financial soundness of any proposal or for the correctness of any of the statements made or opinions expressed in this prospectus.

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PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before deciding to invest in our ordinary shares, you should read this entire prospectus carefully, including the sections of this prospectus titled “Risk Factors,” “Special Note Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements included elsewhere in this prospectus.

BACKGROUND

Viking was founded in 1997 with four river vessels and a simple vision that travel could be more destination-focused and culturally immersive.

Today, we have grown into one of the world’s leading travel companies, with a fleet of 93 small, state-of-the-art ships, which we view as floating hotels. From our iconic journeys on the world’s great rivers, including our new Mississippi River itineraries, to our ocean voyages around the globe and our extraordinary expeditions to the ends of the earth, we offer meaningful travel experiences on all seven continents in all three categories of the cruise industry—river, ocean and expedition cruising.

With more than 450 awards to our name, we are a leader in the industry and were rated #1 for Rivers, #1 for Oceans (for ships sized 500 to 2,500 berths) and #1 for Expeditions by Condé Nast Traveler in the 2023 Readers’ Choice Awards. This is the first time a travel company has been voted #1 in all three categories simultaneously.

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We have generated rapid growth driven by strong demand for our products and a highly differentiated guest experience, resulting in industry-leading capacity growth and the proven ability to expand our travel platform with new destinations and experiences. From 2015 to 2023, our total number of guests, total revenue, net income and Adjusted EBITDA grew at CAGRs of 10.1%, 14.4%, NM and 16.3%, respectively. We have grown faster than the overall cruise industry since 2015 to become the market leader in river cruising and luxury ocean cruising, demonstrating our ability to succeed in each new category we have entered. For the 2024 season, our North American outbound river market share is 52% and our luxury ocean market share is 24%. For the 2023 season, our Mississippi river market share was 20% and our Antarctic expedition market share was 12%. We also continue to grow. For our core products, operating capacity is 5% higher for the 2024 season in comparison to the 2023 season and 12% higher for the 2025 season in comparison to the 2024 season.

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For the year ended December 31, 2023, nearly 650,000 guests traveled with us, and we generated total revenue of $4,710.5 million, a net loss of $1,858.6 million and Adjusted EBITDA of $1,090.3 million. For the six months ended June 30, 2024, over 290,000 guests traveled with us, and we generated total revenue of $2,305.4 million, a net loss of $338.1 million and Adjusted EBITDA of $488.1 million. See “—Summary Consolidated Financial and Other Data” for additional information about Adjusted EBITDA, including a reconciliation of Adjusted EBITDA to net income (loss). We have also generated industry-leading ROIC of 27.5% for the year ended December 31, 2023, up from 26.1% for the year ended December 31, 2019. As of June 30, 2024, we had $1.8 billion of cash and cash equivalents and $5.2 billion of Total Debt. Our payback period for a Longship is on average approximately four to five years based on contributions to operations by a Longship. Our payback period for an ocean ship is on average about five to six years based on contributions to operations by an ocean ship.

We believe we are well-positioned for future growth. To address the strong demand from our guests, we have ordered 17 new river vessels for delivery through 2026 and eight new ocean ships for delivery through 2029 (two of which are still subject to certain financing conditions).

THE VIKING DIFFERENCE

1. One Brand: Among our guests and across the industry, the Viking brand is synonymous with excellence. Our guests can experience all three categories of the cruise industry—ocean, river and expedition cruising—under our single brand. Rather than creating a conglomerate of different brands, all of our products are a consistent extension of the Viking brand. As a result, our marketing spend and strong brand loyalty drive growth for all of our products. We also leverage our strong brand loyalty for future product launches, with over 60% of bookings for each of the inaugural seasons for Viking Ocean, Viking Expedition and Viking Mississippi made by past guests. Our guests know they can expect a consistent, excellent experience on each voyage they take with us, which has allowed us to expand our travel platform successfully with new destinations and experiences. Our repeat guest percentage has steadily increased over time from 27% for the 2015 season to 53% for the 2024 season to date.

2. Identical Small Ships: Our fleet includes 58 identical Longships accommodating 190 passengers, nine identical ocean ships accommodating 930 passengers and two identical expedition ships accommodating 378 passengers. Within each product, our ships are indistinguishable to our guests. This simplifies the sales and marketing process as potential guests shop by itinerary versus by specific ship or age of ship, and it allows older ships to achieve similar yields, even when introducing new ships. Identical ships also create operational flexibility, as well as efficiencies around shipbuilding, maintenance and crew, which improves our margins. Our small ships can dock in ports where larger ships cannot, providing our guests more time ashore for cultural discovery and exploration and offering our guests experiences they cannot have with other cruise lines.

3. Clearly Defined, Destination-Focused Experience: We are the only cruise line offering experiences on all seven continents with itineraries across five oceans, 21 rivers and five lakes, and a focus primarily on destinations in Europe and the Mediterranean, rather than the Caribbean. We deliver a highly differentiated experience for our guests by prioritizing exploration of the destination versus onboard consumption and traditional entertainment. The Viking experience is well-defined and all-inclusive, with a shore excursion included in every port. We are also known for the things that we do not do. For example, no children under 18, no casinos and no hidden ancillary costs, such as charges for alternative restaurants, wi-fi or beer and wine at lunch and dinner. Because of these strategic choices, our guests instantly recognize the Viking way of travel.

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4. Clear Customer Focus: We are intently focused on the travel needs of our core demographic of curious, affluent, English-speaking travelers aged 55 years and older, which is an attractive segment of the travel market. We believe we know our core demographic better than anyone else in the industry and we have tailored our products to specifically address the travel needs of the Thinking Person. We attract individuals seeking travel experiences that offer cultural insight and personal enrichment.

5. Strong Direct Marketing: Since 1997, we have invested $3.0 billion in all aspects of marketing, most of which is direct marketing spend. This investment has helped build and solidify the value of our brand with our target market. Our marketing database includes more than 56 million North American households, including 1.5 million households that have traveled with us before. We generate our own demand through our direct marketing, which allows us to obtain industry-leading early booking rates. Our marketing also drives direct bookings. For the year ended December 31, 2023 and for the 2024 season to date, more than 50% of our guests booked directly with us.

6. Only Pure-Play Luxury Public Cruise Line: Viking is the only pure-play luxury public cruise line. In contrast, the large public cruise lines have multiple brands that serve all three categories of the cruise market, with luxury representing only a small percentage of their overall capacity. Our total revenue per passenger was $7,902 for the six months ended June 30, 2024. Viking defines the luxury category of the river cruise and ocean cruise markets. We believe these are the most attractive segments of the cruise industry and the global luxury leisure travel market given their growth potential.

VIKING STRENGTHS

We have several strengths that have propelled our success and distinguished us from other travel businesses.

High quality products drive strong guest satisfaction and brand loyalty.

We have a proven track record of delivering high quality travel experiences that resonate with our guests, driving strong guest satisfaction and brand loyalty. As a result, our guests are often our greatest promoters. For the 2024 season, as of June 30, 2024, our Net Promoter Scores were 72 for Viking River, 68 for Viking Ocean and 74 for Viking Expedition. Based on our 2024 season survey, as of June 30, 2024, on a scale of 0 to 10, 79.0% and 76.6% of our Viking River and Viking Ocean guests, respectively, answered “9” or “10” on likelihood of recommending Viking to a friend. All our products are also highly rated by our guests. For the 2024 season, as of June 30, 2024, the average guest quality rating of our products was 3.8 on a 4.0 scale, based on onboard surveys completed by over 65% of our guests.

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Our strong guest satisfaction and brand loyalty drive repeat bookings with Viking. For the 2024 season to date, our repeat guest percentage is 53% and more than 50% of our guests booked directly with us. Our new product launches have also experienced overwhelming support from our past guests, with over 60% of bookings for each of the inaugural seasons for Viking Ocean, Viking Expedition and Viking Mississippi made by past guests. We have also seen comparable booking trends by past guests for the launch of new river itineraries in Egypt and Vietnam. Our guests trust us to create best-in-class travel experiences, whether it be a new itinerary for a product they already love or a completely new product experience, and we leverage our strong bookings for future seasons and our robust customer insights practice to help identify and deliver on the needs of our core demographic. Expanding our travel platform enables us to capture a greater portion of our core demographic’s travel spend, while reinforcing brand loyalty, building customer lifetime value and increasing our repeat guest percentage, all of which generate shareholder value.

Single Viking brand drives awareness.

For the past 27 years, we have built a single Viking brand that is highly recognized in our target markets and around the world. Today, we are the leading brand in the North American outbound river market and the luxury ocean market. In the second quarter of 2024, we had 92% and 79% total brand awareness for river cruises and ocean cruises, respectively, among our target demographic in the United States. Our total brand awareness for ocean cruises is comparable to the large public cruise lines. Our total brand awareness for river cruises far exceeds the total brand awareness of our nearest competitor in the North American outbound river market and the Mississippi river market.

With a single Viking brand, our strong brand awareness drives growth for our entire travel platform as all of our products are a consistent extension of the Viking experience. We are also able to streamline our marketing, with word-of-mouth marketing and traditional marketing spend driving brand awareness and growth for all of our products.

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Clear customer focus on an attractive demographic.

We are intently focused on our core demographic of curious, affluent travelers aged 55 years and older, which we believe is an attractive segment that has been and continues to be underserved by the travel market.

The U.S. population aged 55 years and older comprises 30% of the total population, has the largest spending power of any demographic based on annual expenditures and holds over 70% of U.S. wealth as measured by the U.S. Federal Reserve. The U.S. population aged 55 years and older is also the fastest growing segment of the population, with expected growth from 98 million people in 2020 to 110 million people in 2030, according to the Congressional Budget Office. Our target demographic has greater financial stability, which can make them more resilient to economic conditions and more willing to invest in high-quality travel experiences, including luxury accommodations, unique excursions and cultural activities. Our target demographic often appreciates comfort, convenience and experiential travel that provides a balance between adventure and luxury. Many of our guests are also retired or approaching retirement, which means they often have flexible schedules that allow them to book earlier and plan for extended travel.

After 27 years, we believe we know our core demographic better than anyone else in the industry and have tailored our products to specifically address their unmet needs in the broader travel market. Leveraging our robust customer insights practice and two decades of experience, we know what our guests expect in their travels—a calm onboard atmosphere, with a destination-focused experience offering cultural or scientific enrichment. Our guests spend their time enjoying the peaceful ambiance of resident musicians, participating in enriching educational opportunities, such as onboard lectures from local historians, or debriefing their exciting day with fellow guests over a delicious meal from the ship’s regional specialties menu. At Viking, we think of every detail, so our guests can focus on exploring and learning about their destinations.

Data-driven marketing platform drives demand.

Since 1997, we have invested $3.0 billion across all aspects of marketing. We have been a national corporate sponsor of PBS’s Masterpiece Theatre since 2011 when Downton Abbey was on the air, establishing Viking as a household name, and we continue to run television advertisements on other national programming targeting our core demographic, including during NBC’s coverage of the Paris Games. We have forged partnerships with prestigious cultural institutions, such as the Los Angeles Philharmonic, the British Museum and the Metropolitan Opera. We also created Viking.tv, one of the travel industry’s most extensive libraries of online content. This award-winning free enrichment channel was initially conceived to maintain daily contact with our guests during the COVID-19 pandemic, and continues to stream daily, with over 1,000 unique episodes since first airing. Additionally, we host hundreds of journalists and influencers on board our ships each year, generating robust earned media coverage and social media content. These efforts create a clear path for positive affiliation with the Viking brand—helping move guests from awareness into consideration.

Built over the last 27 years, our marketing database includes more than 56 million North American households, including 1.5 million households that have traveled with us before. While we have always relied on traditional marketing strategies, including direct mail, TV, print and trade marketing, our marketing approach today is omnichannel, with robust digital capabilities and data-driven decision-making. For example, our marketing is underpinned by digital industry tools that provide programmatic execution, machine learning capabilities, look-alike prospecting, online to offline conversions and call tracking, emerging artificial intelligence (“AI”) supported functionality and data-driven marketing attribution. The households in our database are modeled and scored for their propensity to book. These scores, combined with our attribution systems and a robust consumer insights practice, direct how we tailor our marketing in order to meet consumers where they are, with the right message at the right time. We also continue to shift our marketing spend towards digital channels.

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Once guests travel with us, our marketing positioning is reinforced by a shared experience among individuals seeking travel experiences for the Thinking Person. Our guests connect with each other over mutual interests in history, art, culture and travel, and as a result, countless new friendships are forged on board our ships each year. Approximately 18% of our Viking Ocean and Viking Expedition guests booked their next Viking voyage while on board in 2023—with many planning future trips together with fellow travelers. And, just like the fervent communities formed around beloved books and films, guests self-described as “hooked on Viking” have launched their own fan groups—several of which have amassed more than 40,000 members—on social media platforms where we are able to target them with digital marketing for their next Viking voyage.

Our multiple distribution channels optimize yields and improve margins.

We provide our guests with a variety of ways to seamlessly book their voyages, so that they can transact with us however they are most comfortable. Guests have the option to book with a third-party travel agent or directly with Viking. By offering multiple channels to serve our guests, we reduce friction in the booking process, which optimizes yields. Guests can book directly with Viking through multiple outlets, including our website, via online chat with an agent, over the phone, or on board our ships that have a dedicated travel consultant. For the year ended December 31, 2023 and the 2024 season to date, more than 50% of our guests booked directly with us.

We also partner with travel agencies to generate a significant portion of our sales. We have preferred relationships with large travel agent consortia and we are committed to maintaining and strengthening our relationships with our travel agent partners. With a marketing database that includes more than 56 million North American households, we also believe our marketing spend benefits all distribution channels and drives earlier bookings, including during times of softening demand in the broader travel market.

Early bookings create strong revenue visibility and facilitate long-term planning.

For the 2024 season, we began selling select itineraries more than two years prior to the start of the season. On average for the 2023 season, our guests booked 11 months in advance and paid seven months prior to departure. By generating early demand through our direct marketing, we believe we attain bookings earlier than the large public cruise lines. Additionally, we collect payment earlier than the large public cruise lines, which we believe reduces cancellations. This creates future revenue visibility, which enables us to better manage our capacity and pricing. This visibility also gives us the ability to plan for future ship commitments years in advance.

We have a proven track record of selling Capacity PCDs well in advance of sailing. For our core products, operating capacity is 5% higher for the 2024 season in comparison to the 2023 season and 12% higher for the 2025 season in comparison to the 2024 season. As of August 11, 2024, for our core products, and for the 2024 and 2025 seasons, we had sold 95% and 55%, respectively, of our Capacity PCDs and had $4,642 million and $3,442 million, respectively, of Advance Bookings. Advance Bookings were 14% and 20% higher in comparison to the 2023 and 2024 seasons, respectively, at the same point in time. Advance Bookings per PCD for the 2024 season was $731, 8% higher than the 2023 season at the same point in time, and Advance Bookings per PCD for the 2025 season was $833, 10% higher than the 2024 season at the same point in time.

Young fleet with innovative design drives efficiency and profitability.

At Viking, we build innovative ships that are the right size for the experience. From the outset, we creatively balance competing preferences for smaller ships and spacious, uncrowded shared areas through greater efficiencies in space utilization and operations. No space is wasted onboard, and the overall ship design

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thoughtfully optimizes efficiency and profitability. For example, for Viking Ocean, the layout of our ships allows us to operate with fewer crew while still delivering an exemplary level of service. And for Viking River, the unique design of our Longships allows us to comfortably accommodate approximately 20% more guests than typical European river vessels, improving the profitability of our vessels.

As part of our approach to fleet design, our Viking Ocean, Viking Expedition and the majority of our Viking River fleet are identical at the product level, which provides us with many benefits. This simplifies the sales and marketing process as potential guests shop by itinerary versus by specific ship or age of ship and allows older ships to achieve similar yields, even when introducing new ships. From an operational perspective, fleet commonality creates efficiencies around maintenance, as spare parts can be purchased in bulk in advance for unforeseen or planned maintenance, and crew, as crew can be moved around the fleet with minimal additional training. Lastly, our identical fleet gives us operational flexibility to interchange guests between ships in the event of unexpected disruptions, such as when we positioned identical Longships on adjacent sides of low water areas to avoid any cancellations during record low water levels in Europe in 2022. In 2022, 14% of our Rhine River sailings involved ship swaps and these sailings received high guest quality ratings that were comparable to our guest quality ratings for non-impacted Rhine River sailings.

We also have one of the youngest fleets in the industry. As of June 30, 2024, the average age for our fleet available for operations, which excludes six Russia and Ukraine river vessels, was 7.0 years, which is younger than the average age for the large public cruise lines. We believe customers are willing to pay a premium to sail on newer ships, which results in higher yields. A young fleet also has more efficient operations, including from technological advances that result in lower fuel consumption, resulting in stronger margins. A young fleet also requires lower maintenance capital expenditures, which allows us to direct most of our capital expenditures to fleet expansion and the launch of new product offerings, which ultimately means that more of our capital is invested in initiatives designed to grow our revenue and cash flows as opposed to maintaining revenue and cash flows at current levels.

Fuel-efficient fleet designed to meet future environmental regulations.

From the outset, we have designed all of our ships thoughtfully to reduce their fuel consumption, carbon footprint and overall environmental impact. Our Longships are one of the first cruise vessels to be voluntarily certified with the Green Award and are also certified with the European ISO 14001 Environmental Management practices. Our ocean ships, with their sleek hull design and closed-loop scrubbers that allow us to use more cost-efficient fuel, exceed the current requirements of the International Maritime Organization (“IMO”) Energy Efficiency Design Index (“EEDI”) by approximately 25%, and will exceed the 2025 EEDI requirements by almost 20%. Our expedition ships set a new standard for responsible travel by exceeding the current requirements of the EEDI by nearly 38%. Due to the design choices across our fleet, our fuel costs represented only 5.7% of our Adjusted Gross Margin for the year ended December 31, 2023, favorably positioning us if fuel prices increase or regulations require the use of more expensive fuel types. With only minor modifications, the engines of our Longships, ocean ships, and expedition ships can also operate on hydrotreated vegetable oil (“HVO”) renewable diesel, which could reduce greenhouse gases by up to 90% over the fuel’s life cycle compared to diesel.

Looking forward, we are working to make our next generation of ocean ships even more environmentally friendly. We have made the principled decision not to invest in liquefied natural gas (“LNG”), which is composed almost exclusively of methane, a greenhouse gas with a global warming potential more than 80 times (over a 20-year period) or 28 times (over a 100-year period) that of carbon dioxide. Instead, we are working on a project for a partial hybrid propulsion system based on liquid hydrogen and fuel cells, which could allow us to operate at zero-emission in the Norwegian Fjords and other sensitive environments.

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Seasoned, proven management team committed to long-term shareholder value.

We are a founder-led and inspired organization with an enduring commitment to creating shareholder value over the long-term. In addition to Torstein Hagen, our Chairman and Chief Executive Officer, we benefit from the industry expertise and tenure of our proven management team of Leah Talactac, our Chief Financial Officer, Linh Banh, our Executive Vice President, Finance, Jeff Dash, our Executive Vice President, Head of Business Development, Karine Hagen, our Executive Vice President, Product, Anton Hofmann, our Executive Vice President, Group Operations, Milton Hugh, our Executive Vice President, Sales and Richard Marnell, our Executive Vice President, Marketing, who have all worked together for over 15 years.

Excluding our Chairman and Chief Executive Officer, our management team has an average tenure of 21 years at Viking and 25 years in the travel industry. The same management team revolutionized the river cruising industry with the design and launch of the Longships in 2012, and introduced Viking Ocean in 2015, which marked the industry’s first entirely new ocean cruise line in nearly a decade. This team identified a market need for a smaller ship, destination-focused ocean product, which continues to be a key driver in our growth. More recently, this team launched Viking Expedition and Viking Mississippi in 2022, meeting guest demands. Along with launching new products, this team has also been successful in broadening our presence in existing source markets and garnering leading market share and entering new source markets, such as China. From 2020 to June 30, 2024, this team also added 18 new ships to our fleet, including 11 river vessels, four ocean ships, two expedition ships and the Viking Mississippi. This team has driven our growth over the past two decades, with our annual guests growing from 80,000 in 2007 to nearly 650,000 in 2023, an increase of over 700%. This team also has a proven record of capitalizing on opportunities as they arise. For example, given our long-term outlook, we have a record of ordering newbuilds, including our initial ocean ships, during off cycles when other cruise operators focused on conserving capital. Currently, we have ordered 25 additional newbuilds through 2029 to capture future demand (two of which are still subject to certain financing conditions).

Our management team has capitalized on opportunities during times of adversity, weathered several economic cycles together and ultimately built Viking to be the company it is today—a household brand name with industry-leading quality ratings, numerous awards and a sizeable market share in the fast-growing luxury cruise market.

Dedicated crew delivers exemplary level of service.

Our crew, with over 9,500 crewmembers from over 90 different countries at the peak of the 2023 season, are dedicated to making our guests’ journeys as memorable as possible. Our crew is essential to our success. Our crew’s friendliness, attentiveness and attention to detail have garnered us more consumer and industry awards than any other travel company on rivers or oceans. Most importantly, our crew is a significant reason that we receive high satisfaction ratings from our guests.

As part of the Viking family, we care deeply about our crew, and we provide the training, skills and resources needed for them to excel. Our proprietary training program, Viking College, helps our crew learn and grow. We also place great value on promotion from within, rewarding hard work, enthusiasm, initiative and a sense of responsibility and ownership. We aspire to be the employer of choice among cruise lines and our crew retention rate of about 80% as of December 31, 2023 is a source of great pride. Retaining our crew season after season lowers our recruiting and training costs. It also supports our growth—we are able to distribute our tenured crew across our new ships to streamline the hiring and training of new crew. A mix of new and tenured crew on each ship ensures a consistent high quality of service and a familiar onboard experience for our guests as we grow our business.

VIKING STRATEGIES FOR GROWTH

We believe our journey as one of the most recognized luxury travel brands in the world is just beginning. We believe we are well-positioned to drive future growth and profitability with the following strategies, each of which represents a continuation of the proven strategies we have been executing over the past 27 years.

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Expand our fleet to address unmet demand from our core demographic.

We believe the travel market for curious, affluent travelers aged 55 years and older continues to be significantly underserved. There is also a general gap between demand and supply in cruising, which we have an opportunity to address.

To capitalize on this growing and unmet demand, we plan to continue expanding our fleet, with the most contracted future ship deliveries in the industry. According to the 2024 Cruise Industry News Orderbook Data (published August 2024), approximately 15% of total new berths coming online globally by 2029 are attributable to ships in the luxury ocean market and our contracted capacity represents approximately 37% of this new comparable supply, positioning us favorably to take advantage of increased demand for cruising within our target market. For Viking River, we have ordered 17 new vessels for delivery by 2026, including 11 river vessels for the European rivers, five river vessels that will operate in Egypt and a chartered river vessel that will travel through Vietnam and Cambodia, and we expect to sustain our market leading position in the river cruising market well into the future. We also have options for eight additional river newbuilds, with four for delivery in 2027 and four for delivery in 2028. For Viking Ocean, we believe there is significant future growth potential, which we will begin to achieve with eight new ocean ships on order for delivery through 2029. We also have options for two additional ocean newbuilds for delivery in 2030. Based on our committed orderbook, we expect a 47.0% increase in total berths for our fleet available for operations, which excludes six Russia and Ukraine river vessels, from 2023 to 2029. Our orderbook, the largest in the cruise industry, is driven by a disciplined strategy that relies heavily on robust consumer insights and market demand assessment, combined with financing and yield considerations.

RIVER & OCEAN ORDERBOOK

	2024	2025	2026	2027	2028	2029	2030	Total
River committed orderbook								
Longships (190 berths)		4	4					8
Longships (102-168 berths)		3						3
Other (80-82 berths)	1	3	2					6
River options								
Longships (190 berths)				4	4			8
Total river orderbook	1	10	6	4	4			25
Ocean committed orderbook								
Ships (998 berths)	1	1	2	1	2	1		8
Ocean options								
Ships (998 berths)							2	2
Total ocean orderbook	1	1	2	1	2	1	2	10
Total river & ocean orderbook	**2**	**11**	**8**	**5**	**6**	**1**	**2**	**35**

Note: Orderbook does not include the *Viking Hathor*, which was delivered in August 2024 for operation in Egypt.

As we add new capacity, we conduct extensive research to identify new itineraries that will fill gaps in the travel market for our core demographic. For example, we recently added new itineraries in China and Japan for our core demographic on the Zhao Shang Yi Dun, which we are marketing as the Viking Yi Dun for our core

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demographic. Based on prior experience, we expect new itineraries to inspire past guests to travel again and attract new guests to the Viking brand, which we believe will result in a higher repeat guest percentage and enhanced customer lifetime value at marginal marketing expense.

In addition to growing our fleet and adding new itineraries, we also plan to continue optimizing our inventory of add-on products, such as pre-and post-trip cruise extensions, which unlock additional revenue growth opportunities without significant capital expenditures. Our pre-and post-trip cruise extensions, such as a three-night tour of the historic town of Oxford and Highclere Castle or the real “Downton Abbey,” further enrich the destination-focused experience of our itineraries and provide another opportunity for us to connect our guests with the cultures and destinations on our itineraries. In 2023, 37% of our guests purchased a pre-or post-trip cruise extension to take advantage of these opportunities. Pre-or post-trip cruise extensions are currently offered at an average of over $900 per extension and are typically two or three days. In 2023, our guests spent on average $45 per PCD on pre- and post-trip cruise extensions.

Increase guests from outside of North America.

While North America is the largest source market for the cruise industry, generally about 50% of all cruisers globally are from markets outside of North America, according to the Cruise Lines International Association (“CLIA”). In contrast, for the year ended December 31, 2023, 90.5% of our guests came from North America, with the remainder primarily coming from the United Kingdom, Australia and New Zealand. We believe there is significant unmet demand for our core products in the United Kingdom, Australia and New Zealand. We also believe there is an opportunity to source guests for our core products from other markets, such as India, Singapore and the Nordic countries. In order to provide a seamless experience for our guests, all of our onboard and onshore programming is offered in a singular language. For our core products, all programming is in English and for our China Outbound product, all programming is in Mandarin.

Continue to expand Viking China and launch products for new source markets.

The Chinese market is a large source for leisure travel. According to the World Bank and CLIA, there were 154.6 million international departures from China in 2019 and 1.9 million passengers from China traveled on a cruise line in 2019, which made it one of the largest and fastest growing outbound travel markets in the world. While the Chinese outbound market has been slower to rebound from the COVID-19 pandemic, we believe Chinese tourists maintain a strong desire to travel internationally. According to Oxford Economics, China is expected to regain its pre-pandemic share of global outbound visits, which was 7.1% in 2019, by 2026.

In 2016, we brought our brand of curiosity-driven travel to the Chinese source market by launching China Outbound, a river cruise experience in Europe with 100% Mandarin-speaking crew, and food, entertainment and excursions completely dedicated to Chinese guests. As a result, we believe we are uniquely positioned to capitalize on the Chinese market, which represents a continued opportunity for growth. Mandarin-speaking travelers in China, as well as other Asian-source markets, have been historically underserved by the cruise industry and we have identified a sizeable addressable market. We believe we are the only cruise line with a product dedicated to Mandarin-speaking guests in Europe and the launch of China Outbound in 2016 was just the beginning. By leveraging our brand awareness in China and our extensive research into the travel preferences of affluent Mandarin-speaking guests, we plan to continue to develop China Outbound, with the possibility of growing the fleet or expanding to include other offerings, such as ocean cruising. For coastal cruising in China, the China JV Investment’s Zhao Shang Yi Dun has a competitive advantage in the upper premium cruise line space as it is the only modern cruise ship currently in this market.

There are also opportunities to bring our brand of curiosity-driven travel to other source markets. Similar to China Outbound, new source markets provide an exciting opportunity to tailor our existing products exclusively to these source markets, while leveraging our experience building our core products with a singular language and potentially using a portion of our existing fleet.

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Strategically expand our product portfolio.

We believe we can harness our global travel expertise, experienced operational team and deep understanding of our core demographic to further expand our platform. Based on our robust customer insights practice and third-party research, we believe there is considerable demand for other Viking products from our past guests, as well as from our broader core demographic. In particular, we believe there is significant future opportunity to expand beyond floating hotels to create dedicated land-based products given the strong demand for our pre-and post-trip extensions. As our guests generally enjoy multiple forms of travel and take multiple trips per year, land-based product offerings would meet an additional portion of the travel needs of our core demographic. This would enable us to capture a greater share of our guests’ travel spend and extend our customer lifetime value and connection to the Viking brand.

FINANCIAL PERFORMANCE

Our financial performance reflects the growing demand for our products, our strong capacity growth and the benefits of our loyal customer base. Our loyal guests book their journeys well in advance, and as a result, we have industry-leading early booking rates, which give us a competitive advantage in allocating capacity, optimizing pricing, managing yield and planning for future ship commitments years in advance. As a result, we are able to generate high margins and leading ROIC among the large public cruise lines. For the year ended December 31, 2023, our ROIC was 27.5%. We have also historically generated substantial net cash flow from operating activities and Adjusted FCF that we have reinvested in our business to support growth. For the year ended December 31, 2023, we generated $1.4 billion in net cash flow from operating activities and $1.0 billion of Adjusted FCF, which translates to an Adjusted FCF Conversion of 92.3%. See “—Summary Consolidated Financial and Other Data” for additional information about ROIC and Adjusted FCF, including a calculation of ROIC and a reconciliation of net cash flow from operating activities to Adjusted FCF. Our strong balance sheet provides flexibility to finance future growth at attractive terms. As of June 30, 2024, we had $1.8 billion of cash and cash equivalents and $5.2 billion of Total Debt.

Like all other companies in the travel industry, our operations were impacted by the COVID-19 pandemic. In March 2020, we were the first cruise line to halt operations. From that point on, we spent significant resources implementing new health and safety protocols, including adding onboard testing laboratories on our ocean and expedition ships. These investments allowed us to restart operations in May 2021, with more than half of our river fleet and all six of our ocean ships operating at the peak of the 2021 season.

By 2022, more of our guests were traveling again. In 2022, 469,935 guests traveled with us, with an Occupancy of 78.4%, and in 2023, 649,669 guests traveled with us (38.2% more than 2022 and 26.7% more than 2019), with an Occupancy of 93.7%. We believe our nimble operations, our experienced, cohesive management team and our consistent execution distinguishes us from other travel businesses and accelerated our recovery, both on a total revenue and an Adjusted EBITDA basis, in comparison to the large public cruise lines.

This strategy resulted in the following results from 2017 to 2023:

•	Total revenue increased from $1.9 billion for the year ended December 31, 2017 to $4.7 billion for the year ended December 31, 2023.

•	Gross margin increased from $0.6 billion in 2017 to $1.6 billion in 2023.

•	Adjusted Gross Margin increased from $1.2 billion for the year ended December 31, 2017 to $3.1 billion for the year ended December 31, 2023.

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Net loss increased from $55.1 million for the year ended December 31, 2017 to $1,858.6 million for the year ended December 31, 2023. Net loss includes losses, net, of $20.7 million and $2,101.9 million for 2017 and 2023, respectively, due to the impact of the Private Placement derivatives gain (loss) and interest expense related to our Series A Preference Shares, Series B Preference Shares and Series C Preference Shares, as applicable. Our Series A Preferences Shares, Series B Preference Shares and Series C Preference Shares are no longer outstanding.

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Adjusted EBITDA and Adjusted EBITDA Margin increased from $324.8 million and 26.3%, respectively, for the year ended December 31, 2017 to $1,090.3 million and 35.5%, respectively, for the year ended December 31, 2023.

This strategy has also generated strong results in the most recent six months ended June 30, 2024, where we have observed:

•	Total revenue increased from $2.1 billion for the six months ended June 30, 2023 to $2.3 billion for the six months ended June 30, 2024.

•	Gross margin increased from $0.7 billion for the six months ended June 30, 2023 to $0.8 billion for the six months ended June 30, 2024.

•	Adjusted Gross Margin increased from $1.4 billion for the six months ended June 30, 2023 to $1.5 billion for the six months ended June 30, 2024.

•

Net loss increased from $24.3 million for the six months ended June 30, 2023 to $338.1 million for the six months ended June 30, 2024. Net loss included gains, net, of $18.9 million and losses of $396.2 million for the six months ended June 30, 2023 and 2024, respectively, due to the impact of the Private Placement derivative gain (loss) and interest expense related to our Series C Preference Shares, as applicable. Our Series C Preference Shares are no longer outstanding.

•

Adjusted EBITDA and Adjusted EBITDA Margin increased from $390.7 million and 28.7%, respectively, for the six months ended June 30, 2023 to $488.1 million and 31.8%, respectively, for the six months ended June 30, 2024.

See “—Summary Consolidated Financial and Other Data” for additional information about Adjusted Gross Margin and Adjusted EBITDA, including a reconciliation of Adjusted Gross Margin to gross margin and a reconciliation of Adjusted EBITDA to net income (loss).

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83.

# SELECTED RECENT FINANCIAL PERFORMANCE

## CAPACITY PCDs
(in thousands)

Occupancy
93.0% 95.5% 95.3% 78.4% 93.7% 94.0% 94.2%
CAGR 11.4%
3,391.8
4,117.1
5,009.1
5,389.8
6,476.8
2,807.1
2,996.5
2017 2018 2019 2022 2023 Q2 2023 YTD Q2 2024 YTD

## TOTAL REVENUE
(in billions)

Sailed Passengers (in thousands)
355.6 433.0 512.6 469.9 649.7 282.5 291.8
CAGR 16.2%
$1.9
$2.5
$3.2
$3.2
$4.7
$2.1
$2.3
2017 2018 2019 2022 2023 Q2 2023 YTD Q2 2024 YTD

## ADJUSTED GROSS MARGIN AND NET YIELD
(in billions)

Net Yield
$392 $415 $434 $473 $506 $517 $543
CAGR 16.4%
$1.2
$1.6
$2.1
$2.0
$3.1
$1.4
$1.5
2017 2018 2019 2022 2023 Q2 2023 YTD Q2 2024 YTD

## ADJUSTED EBITDA AND ADJUSTED EBITDA MARGIN
(in millions)

Adjusted EBITDA Margin
26.3% 32.1% 36.9% 18.4% 35.5% 28.7% 31.8%
CAGR 22.4%
$324.8
$523.3
$764.0
$367.3
$1,090.3
$390.7
$488.1
2017 2018 2019 2022 2023 Q2 2023 YTD Q2 2024 YTD

RECENT DEVELOPMENTS

Fleet Expansion

In August 2024, we took delivery of the Viking Hathor, a river vessel that will operate in Egypt. The Viking Hathor accommodates 82 passengers and joins our growing fleet of state-of-the-art ships for the Nile River. Except for information provided as of June 30, 2024, all information about our fleet contained herein has been updated to include the Viking Hathor.

In September 2024, the Zhao Shang Yi Dun, which is owned and operated by CMV, is operating its initial itineraries in China as part of the Viking Ocean deployment sold to our core demographic. The Zhao Shang Yi Dun, which we are marketing as the Viking Yi Dun for our core demographic, is identical to our other ocean ships, accommodating 930 passengers. We have purchased allotments for all cabins on the Zhao Shang Yi Dun for the Viking Ocean deployment for 72 days in 2024. Information about our fleet contained herein does not include the Zhao Shang Yi Dun.

RISK FACTORS

Investing in our ordinary shares involves substantial risks, and our ability to successfully operate our business and execute our growth plan is subject to numerous risks. You should carefully consider the risks described in “Risk Factors” before making a decision to invest in our ordinary shares. If any of these risks actually occur, our business, financial condition or results of operations could be materially and adversely affected. In such case, the trading price of our ordinary shares would likely decline, and you may lose all or part of your investment. These risks include, among others, the following:

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83.

•	Changes in the general worldwide economic and political environment could reduce the demand for cruises.

•	Adverse weather conditions or other natural disasters, including high or low river water levels, may require us to alter our itineraries or cancel existing cruises.

•	Adverse incidents involving cruise ships may adversely affect our business, financial condition and results of operations.

•	Disease outbreaks or pandemics have had, and in the future could have, a significant impact on the travel industry generally and on our business and results of operations.

•	The threat of terrorist attacks, wars, acts of piracy and other events affecting the safety and security of travel can reduce the demand for cruises or require us to cancel existing bookings.

•	Changes in fuel prices would affect the cost of our cruise ship operations and our hedging strategies may not protect us from increased costs related to fuel prices.

•	Increased labor costs or our inability to recruit or retain employees may adversely affect our business, financial condition and results of operations.

•	Increases in inflation could adversely affect our business, financial condition and results of operations.

•	Fluctuations in foreign currency exchange rates could affect our financial results.

•	An increase in cruise capacity without a corresponding increase in demand and infrastructure could adversely affect our business, financial condition and results of operations.

•	Our success is substantially dependent on the continued service of our senior management.

•	Our expansion into new products may be unsuccessful.

•	Conducting business internationally may result in increased costs and risks.

•

If we experience delays in ship construction or ship repairs, maintenance or refurbishments or changes in costs, our business, financial condition and results of operations could be adversely affected.

•	Lack of continuing availability of attractive, convenient and safe port destinations could adversely affect our business, financial condition and results of operations.

•	We rely on travel agencies to generate a material portion of our sales.

•	Reductions in the availability of and increases in the prices for the services and products provided by our vendors could adversely affect our business and revenues.

•	We rely on scheduled commercial airline services to transport our guests to or from the cities where our cruises embark and disembark.

•	Credit card processing terms and requirements, adverse changes in guest payment policies, and consumer protection legislation or regulations could negatively affect our financial condition.

•	The Viking name and brand are integral to the success of our business.

•	Breaches in data security or other disturbances to our information technology systems and networks and operations could adversely affect our business, financial condition and results of operations.

•	We are highly leveraged. We have substantial indebtedness and we may not be able to generate sufficient cash to service all of our indebtedness or to obtain additional financing if necessary.

•	We are subject to complex laws and regulations, including environmental laws and regulations.

•	Amendments to existing tax laws, rules or regulations or enactment of new unfavorable tax laws, rules or regulations could have an adverse effect on our business and financial performance.

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83.

CORPORATE INFORMATION

Viking Holdings Ltd is incorporated in Bermuda as an exempted company. Our registered office is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda, and our principal executive offices are located at 94 Pitts Bay Road, Pembroke, Bermuda HM 08. Our telephone number is (441) 478-2244. We maintain the following website: www.viking.com. Our website provides information about our ships, itineraries and bookings. However, information contained on our website is not incorporated by reference in or otherwise a part of this prospectus. We have included our website address in this prospectus solely for informational purposes.

IMPLICATIONS OF BEING A FOREIGN PRIVATE ISSUER

We report under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as a foreign private issuer. As a foreign private issuer, we may take advantage of certain provisions under NYSE rules that allows us to follow Bermuda law for certain corporate governance matters.

As long as we continue to qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•	the rules under the Exchange Act requiring domestic filers to issue financial statements prepared under U.S. generally accepted accounting principles (“GAAP”);

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations with respect to a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

•

the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission (the “SEC”) of quarterly reports on Form 10-Q, containing unaudited financial statements and other specified information, and current reports on Form 8-K, upon the occurrence of specified significant events; and

•	Regulation Fair Disclosure (“Regulation FD”), which regulates selective disclosures of material information by issuers.

In addition, as a foreign private issuer, we are not required to file annual reports and financial statements with the SEC as promptly as U.S. domestic issuers. Foreign private issuers are also exempt from certain more stringent executive compensation disclosure rules.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We are required to determine our status as a foreign private issuer on an annual basis at the end of our second fiscal quarter. We would cease to be a foreign private issuer at such time as more than 50% of the voting power of our issued and outstanding share capital is held by U.S. residents and any of the following three circumstances applies: (1) the majority of our executive officers or directors are U.S. citizens or residents; (2) more than 50% of our assets are located in the United States; or (3) our business is administered principally in the United States.

OUR PRINCIPAL SHAREHOLDER

Viking Capital Limited (“our principal shareholder”) holds 98,302,850 ordinary shares and 127,704,616 special shares, which represents approximately 87% of the voting power of our issued and outstanding share capital.

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83.

In connection with the issuance of Series C Preference Shares to our financial shareholders (as described below), we issued two warrants to our principal shareholder to purchase up to an aggregate of 8,733,400 ordinary shares at an exercise purchase price of $0.01 per ordinary share. The number of warrants that vest is based on either the proceeds to our financial shareholders or the trading price of our ordinary shares starting 180 days after our IPO. The number of warrants that vest depends on the value per ordinary share, with 0% vesting at $15.38 or lower price per ordinary share and 100% vesting at $23.08 or higher price per ordinary share, and linear vesting between $15.38 and $23.08 per ordinary share. The vesting period for each warrant expires upon the later of February 8, 2026, or the sale, distribution or other transfer of 100% of the respective financial shareholder’s shares held in us.

Our principal shareholder has the ability to determine the outcome of all matters submitted to our shareholders for approval, including the election and removal of directors and any merger, amalgamation, consolidation or sale of all or substantially all of our assets. See “Risk Factors—Risks Related to this Offering and Ownership of Our Ordinary Shares—Our two-class structure has the effect of concentrating voting control with our principal shareholder, which could limit your ability to influence certain key matters affecting our business and affairs.”

As a result of our principal shareholder’s ownership, we are a “controlled company” within the meaning of the rules of the NYSE. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of the board of directors consist of “independent directors” as defined under the rules of the NYSE;

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•

the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees.

We intend to continue utilizing certain of these exemptions. See “Risk Factors—Risks Related to this Offering and Ownership of Our Ordinary Shares—We are a “controlled company” under the NYSE rules, and we are able to rely on exemptions from certain corporate governance requirements that provide protection to shareholders of companies that are not controlled companies.”

OUR FINANCIAL SHAREHOLDERS

In October 2016, we issued $500.0 million of Series A Preference Shares to Canada Pension Plan Investment Board (“CPP Investments”) and TPG VII Valhalla Holdings L.P. (“TPG” and, together with CPP Investments, “our financial shareholders”), with each financial shareholder purchasing $250.0 million of Series A Preference Shares. In July 2017, we issued $172.0 million of Series B Preference Shares to our financial shareholders, with each financial shareholder purchasing $86.0 million of Series B Preference Shares. In February 2021, we issued 184,267,200 Series C Preference Shares to our financial shareholders with an equal number of shares issued to each financial shareholder. Our Series C Preference Shares were issued for cash consideration of $700.0 million and in exchange for our repurchase and cancellation of all outstanding Series A Preference Shares and Series B Preference Shares. Our outstanding Series C Preference Shares automatically converted on a one-for-one basis into 184,267,200 ordinary shares immediately prior to the consummation of our IPO (the “Series C Preference Shares Conversion”).

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83.

Upon the consummation of this offering, TPG will hold    ordinary shares (or    ordinary shares if the underwriters exercise their option to purchase additional ordinary shares in full), which will represent approximately  % of the voting power of our issued and outstanding share capital (or    approximately  % of the voting power of our issued and outstanding share capital if the underwriters exercise their option to purchase additional ordinary shares in full). Upon the consummation of this offering, CPP Investments will hold    ordinary shares (or    ordinary shares if the underwriters exercise their option to purchase additional ordinary shares in full), which will represent approximately  % of the voting power of our issued and outstanding share capital (or    approximately  % of the voting power of our issued and outstanding share capital if the underwriters exercise their option to purchase additional ordinary shares in full).

We entered into the Investor Rights Agreement (as defined herein) with our financial shareholders that includes certain board designation and registration rights. For more information, see “Certain Relationships and Related Party Transactions—Investor Rights Agreement.”

TPG. TPG is a leading global alternative asset management firm, founded in San Francisco in 1992, with $224 billion of assets under management as of June 30, 2024 and investment and operational teams around the world. TPG invests across a broadly diversified set of strategies, including private equity, impact, credit, real estate, and market solutions, and its unique strategy is driven by collaboration, innovation and inclusion. TPG’s teams combine deep product and sector experience with broad capabilities and expertise to develop differentiated insights and add value for its fund investors, portfolio companies, management teams, and communities.

CPP Investments. Canada Pension Plan Investment Board (CPP Investments™) is a professional investment management organization that manages the amounts transferred by the Canada Pension Plan in the best interest of the more than 22 million contributors and beneficiaries of the Canada Pension Plan. In order to build diversified portfolios of assets, investments are made around the world in public equities, private equities, real estate, infrastructure and fixed income. Headquartered in Toronto, with offices in Hong Kong, London, Mumbai, New York City, San Francisco, São Paulo, Luxembourg and Sydney, CPP Investments is governed and managed independently of the Canada Pension Plan and at arm’s length from governments. As of March 31, 2024, the fund totaled $632.3 billion Canadian dollars.

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83.

THE OFFERING

Ordinary shares offered by the selling shareholders	ordinary shares (or ordinary shares if the underwriters exercise their option to purchase additional ordinary shares from the selling shareholders in full)

Ordinary shares to be issued and outstanding immediately after this offering	303,832,404 ordinary shares. The number of ordinary shares outstanding will not change as a result of this offering.

Special shares to be issued and outstanding immediately after this offering	127,771,124 special shares. The number of special shares outstanding will not change as a result of this offering.

Total ordinary shares and special shares to be issued and outstanding immediately after this offering	431,603,528 total ordinary shares and special shares. The total number of ordinary shares and special shares outstanding will not change as a result of this offering.

Option to purchase additional ordinary shares

The selling shareholders have granted to the underwriters a 30-day option to purchase up to    additional ordinary shares from the selling shareholders at the public offering price less the underwriting discounts and commissions.

Selling shareholders	. See “Principal and Selling Shareholders.”

Use of proceeds	We will not receive any proceeds from the sale of ordinary shares by the selling shareholders.

Voting rights

We have two classes of shares outstanding: ordinary shares and special shares. The rights of the holders of our ordinary shares and our special shares are identical, except with respect to voting, conversion and transfer rights. Each ordinary share is entitled to one vote per share. Each special share is entitled to 10 votes per share.

Our ordinary shares represent approximately 19.2% of the voting power of our issued and outstanding share capital and our special shares represent approximately 80.8% of the voting power of our issued and outstanding share capital. See “Description of Share Capital.”

Dividend policy

We do not anticipate paying any dividends in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors, subject to applicable laws. See “Dividend Policy.”

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83.

Listing	Our ordinary shares are listed on the NYSE, under the symbol “VIK.”

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors that you should consider carefully before deciding to invest in our ordinary shares.

Unless otherwise stated, the number of shares to be issued and outstanding immediately after this offering is based on 303,832,404 ordinary shares and 127,771,124 special shares issued and outstanding as of June 30, 2024, and excludes:

•

2,949,830 ordinary shares issuable upon the exercise of options outstanding as of June 30, 2024 under the 2018 Incentive Plan (as defined elsewhere in this prospectus under “Management—Equity Incentive Plans”), with a weighted-average exercise price of $15.57 per ordinary share;

•

2,606,266 ordinary shares issuable upon the vesting and settlement of outstanding restricted share units (“RSUs”) as of June 30, 2024 under the 2018 Incentive Plan for which the time vesting condition was not satisfied as of June 30, 2024;

•	up to 8,733,400 ordinary shares issuable upon the vesting and exercise of warrants issued to our principal shareholder, with an exercise price of $0.01 per share;

•

19,007,878 ordinary shares reserved for future issuance under the 2018 Incentive Plan, plus any future increases in the number of ordinary shares reserved for issuance thereunder and any ordinary shares underlying outstanding share awards granted under the 2018 Incentive Plan that expire or are repurchased, forfeited, cancelled or withheld; and

•	4,680,000 ordinary shares reserved for future issuance under the Viking Holdings Ltd 2024 Employee Share Purchase Plan (the “2024 ESPP”).

The 2018 Incentive Plan and the 2024 ESPP provide for annual automatic increases in the number of ordinary shares reserved thereunder. See “Management—Equity Incentive Plans” for additional information. We have not authorized any offerings under the 2024 ESPP as of the date of this prospectus.

Unless otherwise stated, all information in this prospectus reflects and assumes:

•	no exercise of the underwriters’ option to purchase up to additional ordinary shares from the selling shareholders;

•	no exercise of the outstanding options or settlement of outstanding RSUs subsequent to June 30, 2024; and

•	no exercise of the outstanding warrants issued to our principal shareholder.

On April 11, 2024, we completed a bonus issue of 25 ordinary shares on each ordinary share, 25 special shares on each special share, 25 non-voting ordinary shares on each non-voting ordinary share, 25 preference shares on each preference share and 25 Series C Preference Shares on each Series C Preference Share (the “26-for-1 share split”). We have given retrospective effect to the 26-for-1 share split on all share and per share amounts for all periods presented.

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables summarize our consolidated financial and other data for the periods ended and as of the dates indicated below. The summary consolidated financial information as of December 31, 2022 and 2023, and for the years ended December 31, 2021, 2022 and 2023 has been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated financial information as of December 31, 2019, 2020 and 2021 and for the years ended December 31, 2019 and 2020 has been derived from our consolidated financial statements that are not included in this prospectus. The summary consolidated financial information as of June 30, 2024 and for the six months ended June 30, 2023 and 2024 has been derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. The unaudited interim condensed consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements. In the opinion of management, the unaudited data reflects all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of the financial information in those statements. The non-IFRS financial measures and operating information are unaudited for all periods.

You should read this information together with our audited consolidated financial statements and related notes appearing elsewhere in this prospectus and the information under the captions “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical results are not necessarily indicative of our future results. Additionally, our historical results for the years ended December 31, 2020, 2021 and 2022 reflect the impact of COVID-19 on our business. Due to the worldwide spread of COVID-19, government-imposed travel restrictions and limited access to certain ports, we suspended our worldwide cruise operations beginning March 12, 2020 and we began our phased relaunch in May 2021.

	Year Ended December 31,					Six Months Ended June 30,
	2019	2020	2021	2022	2023	2023	2024
(in thousands, except per share data)
Consolidated Statements of Operations:
Revenue
Cruise and land	$2,999,511	$236,569	$543,007	$2,955,872	$4,383,524	$1,939,578	$2,145,823
Onboard and other	197,255	20,732	82,094	220,107	326,969	144,187	159,593

Total revenue	3,196,766	257,301	625,101	3,175,979	4,710,493	2,083,765	2,305,416
Cruise operating expenses
Commissions and transportation costs	(721,371)	(81,519)	(157,022)	(769,556)	(1,053,874)	(467,067)	(483,488)
Direct costs of cruise, land and onboard	(405,663)	(50,216)	(96,947)	(408,652)	(586,234)	(253,693)	(288,950)
Vessel operating	(778,814)	(321,749)	(458,312)	(974,159)	(1,211,676)	(588,070)	(610,088)

Total cruise operating expenses	(1,905,848)	(453,484)	(712,281)	(2,152,367)	(2,851,784)	(1,308,830)	(1,382,526)
Other operating expenses
Selling and administration	(536,628)	(407,396)	(459,062)	(682,810)	(789,040)	(401,319)	(440,411)
Depreciation, amortization and impairment(1)	(188,195)	(212,002)	(204,407)	(276,513)	(251,311)	(126,010)	(126,052)
Gain on sale of Viking Sun	—	—	75,588	—	—	—	—

Total other operating expenses	(724,823)	(619,398)	(587,881)	(959,323)	(1,040,351)	(527,329)	(566,463)
Operating income (loss)	566,095	(815,581)	(675,061)	64,289	818,358	247,606	356,427
Non-operating income (expense)
Interest income	32,123	8,399	1,929	14,044	48,027	18,833	33,207
Interest expense(2)	(261,041)	(336,198)	(384,493)	(456,637)	(538,974)	(296,927)	(218,112)
Currency (loss) gain	(9,638)	19,690	5,396	(35,035)	(20,815)	(14,982)	10,180
Private Placement derivatives (loss) gain	(163,297)	840,459	(696,102)	808,523	(2,007,089)	66,260	(364,214)
Loss on Private Placement refinancing	—	—	(367,233)	—	—	—	—
Other financial income (loss)	6,648	(4,978)	8,352	12,236	(151,469)	(40,273)	(146,523)

Income (loss) before income taxes	170,890	(288,209)	(2,107,212)	407,420	(1,851,962)	(19,483)	(329,035)
Income tax expense	(4,528)	(7,956)	(5,030)	(8,902)	(6,639)	(4,830)	(9,092)

Net income (loss)	$166,362	$(296,165)	$(2,112,242)	$398,518	$(1,858,601)	$(24,313)	$(338,127)

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83.

	Year Ended December 31,					Six Months Ended June 30,
	2019	2020	2021	2022	2023	2023	2024
(in thousands, except per share data)
Net (loss) income attributable to Viking Holdings Ltd			$(2,111,994)	$398,563	$(1,859,077)	$(24,300)	$(338,572)
Net (loss) income attributable to non-controlling interests			$(248)	$(45)	$476	$(13)	$445
Weighted-average ordinary shares and special shares outstanding(3):
Basic			225,731	221,936	221,936	221,936	293,362
Diluted			225,731	406,203	221,936	406,203	293,362
Net (loss) income per share attributable to ordinary shares and special shares(3):
Basic			$(5.16)	$1.07	$(4.44)	$(0.01)	$(0.80)
Diluted			$(5.16)	$(0.77)	$(4.44)	$(0.11)	$(0.80)
Other Financial Data:
Adjusted EBITDA(4)	$763,966	$(548,191)	$(528,247)	$367,251	$1,090,322	$390,737	$488,140
Adjusted EPS(5)							$0.48

(1)

Depreciation, amortization and impairment included (a) for the year ended December 31, 2019, a partial reversal of an impairment of $8.5 million related to the Viking Mississippi capitalized ship design costs, (b) for the year ended December 31, 2020, an impairment of $8.3 million related to the Viking Sineus river vessel in Ukraine, and (c) for the year ended December 31, 2022, an impairment of $41.9 million related to the five river vessels in Russia, the Viking Sineus, the Viking Prestige and the Viking Legend.

(2)

Interest expense includes expense recognized for the dividends, amortization of issuance costs and modification gains (losses) related to our Series A Preference Shares, Series B Preference Shares and Series C Preference Shares. Our Series A Preference Shares, Series B Preference Shares and Series C Preference Shares are no longer outstanding. For the years ended December 31, 2019, 2020, 2021, 2022 and 2023, interest expense included net $54.5 million, $79.5 million, $69.5 million, $94.2 million and $94.8 million, respectively, related to the expense recognized for dividends, amortization of issuance costs and modification gains (losses) for our Series A Preference Shares, Series B Preference Shares and Series C Preference Shares. For the six months ended June 30, 2023 and 2024, interest expense included net $47.3 million and $32.0 million, respectively, related to the expense recognized for dividends and amortization of issuance costs for our Series C Preference Shares.

(3)

See Note 22 to our audited consolidated financial statements and Note 15 to our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate our basic and diluted net (loss) income per ordinary share and special share and the weighted average number of shares used in the computation of per share amounts.

(4)

Adjusted EBITDA represents EBITDA (consolidated net income (loss) adjusted for interest income, interest expense, income tax benefit (expense) and depreciation, amortization and impairment) as further adjusted for non-cash Private Placement derivatives gains and losses, loss on Private Placement refinancing, currency gains or losses, stock-based compensation expense and other financial income (loss) (which includes forward gains and losses, gain or loss on disposition of assets, certain non-cash fair value adjustments, restructuring charges and non-recurring items). Adjusted EBITDA Margin represents the ratio, expressed as a percentage, of Adjusted EBITDA divided by Adjusted Gross Margin. Adjusted EBITDA and Adjusted EBITDA Margin are non-IFRS financial measures. Adjusted EBITDA does not comply with IFRS because it is adjusted to exclude certain cash and non-cash expenses. We present Adjusted EBITDA as a performance measure because we believe it facilitates a comparison of our consolidated operating performance on a consistent basis from period-to-period and provides for a more complete understanding of factors and trends affecting our business than measures under IFRS can provide alone. We also believe that Adjusted EBITDA is useful to investors in evaluating our operating performance because it provides a means to evaluate the operating performance of our business on an ongoing basis using criteria that our management uses for evaluation and planning purposes. Because Adjusted EBITDA facilitates internal comparisons of our historical financial position and consolidated operating performance on a more consistent basis, our management also uses Adjusted EBITDA in measuring our performance relative to that of our competitors, assessing our ability to incur and service our indebtedness and in communications with our board of directors concerning our operating performance.

We also believe Adjusted EBITDA is a useful tool because it is frequently used by securities analysts, investors and other interested parties in their evaluation of the operating performance of companies in industries similar to ours. However, our definition of Adjusted EBITDA may not be the same as similarly titled measures used by other companies and does not correspond to the definition of “Consolidated EBITDA” in the indentures governing our senior notes.

Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for an analysis of our results as reported under IFRS. For example, Adjusted EBITDA does not reflect:

•	cash outlays for capital expenditures, including payments for leases capitalized under IFRS 16, or future contractual commitments;

•	interest expense, or the cash requirements necessary to service interest, or principal payments, on indebtedness;

•	income tax expense or the cash necessary to pay income taxes;

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83.

•	cash requirements for assets being depreciated and amortized, which will often have to be replaced in the future;

•	losses associated with currency exchanges and forward options, included in other financial income (loss); and

•	non-cash stock-based compensation expense.

Because of these limitations, you should rely primarily on net income (loss) as determined in accordance with IFRS and use Adjusted EBITDA only as a supplement. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses similar to those for which adjustments are made in calculating Adjusted EBITDA. Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business.

The following tables reconcile net income (loss), the most directly comparable IFRS measure, to Adjusted EBITDA and calculate Adjusted EBITDA Margin for the years ended December 31, 2019, 2020, 2021, 2022 and 2023 and for the six months ended June 30, 2023 and 2024:

	Year Ended December 31,					Six Months Ended June 30,
(in thousands)	2019	2020	2021	2022	2023	2023	2024
Net income (loss)	$166,362	$(296,165)	$(2,112,242)	$398,518	$(1,858,601)	$(24,313)	$(338,127)
Interest income	(32,123)	(8,399)	(1,929)	(14,044)	(48,027)	(18,833)	(33,207)
Interest expense	261,041	336,198	384,493	456,637	538,974	296,927	218,112
Income tax expense	4,528	7,956	5,030	8,902	6,639	4,830	9,092
Depreciation, amortization and impairment	188,195	212,002	204,407	276,513	251,311	126,010	126,052

EBITDA	588,003	251,592	(1,520,241)	1,126,526	(1,109,704)	384,621	(18,078)

Private Placement derivatives loss (gain)(a)	163,297	(840,459)	696,102	(808,523)	2,007,089	(66,260)	364,214
Warrants loss (gain)(b)	—	—	40,504	(40,567)	107,673	(1,783)	146,730
Loss on Private Placement refinancing	—	—	367,233	—	—	—	—
Gain on sale of Viking Sun	—	—	(75,588)	—	—	—	—
Other financial (income) loss	(3,615)	3,564	(54,757)	29,517	46,540	46,918	(1,604)
Currency loss (gain)	9,638	(19,690)	(5,396)	35,035	20,815	14,982	(10,180)
Stock-based compensation expense	6,643	56,802	23,896	25,263	17,909	12,259	7,058

Adjusted EBITDA	$763,966	$(548,191)	$(528,247)	$367,251	$1,090,322	$390,737	$488,140

	Year Ended December 31,					Six Months Ended June 30,
	2019	2020	2021	2022	2023	2023	2024
(in thousands, except Adjusted EBITDA Margin)
Adjusted EBITDA	$763,966	$(548,191)	$(528,247)	$367,251	$1,090,322	$390,737	$488,140
Adjusted Gross Margin	$2,069,732	$125,566	$371,132	$1,997,771	$3,070,385	$1,363,005	$1,532,978

Adjusted EBITDA Margin	36.9%	NM	NM	18.4%	35.5%	28.7%	31.8%

(a)

Private Placement derivatives loss (gain) represents the non-cash loss (gain) on the remeasurement of the fair value of the derivatives associated with our Series A Preference Shares, Series B Preference Shares and Series C Preference Shares. Our Series A Preference Shares, Series B Preference Shares and Series C Preference Shares are no longer outstanding.

(b)

Warrants loss (gain) represents the non-cash loss (gain) on the remeasurement of the warrant liability and is included in other financial loss (income) on the unaudited interim condensed consolidated statements of operations. Warrants loss (gain) was previously included in the Adjusted EBITDA table in other financial (income) loss. Presentation for the years ended December 31, 2019, 2020, 2021, 2022 and 2023 has been updated to conform to the presentation for the six months ended June 30, 2023 and 2024 to reflect warrants loss (gain) as a separate line item.

(5)

Adjusted Earnings per Share (“Adjusted EPS”) is a non-IFRS financial measure that represents Adjusted Net Income attributable to Viking Holdings Ltd divided by Adjusted Weighted Average Shares Outstanding. We present Adjusted EPS because we believe it provides additional information to us and our investors about the earnings performance of our primary operating business. Adjusted Net Income attributable to Viking Holdings Ltd is a non-IFRS financial measure that represents net income (loss) attributable to Viking Holdings Ltd excluding certain items that we believe are not part of our primary operating business and are not an indication of our future earnings performance. We believe that interest expense and Private Placement derivatives gain (loss) related to our Series C Preference Shares, warrants gain (loss), debt extinguishment and modification costs, gain (loss) on embedded derivatives associated with debt and financial liabilities, impairment charges and reversals and certain other gains and losses are not a part of our primary operating business and are not an indication of our future earnings performance. Adjusted Weighted Average Shares Outstanding represents the diluted weighted average ordinary shares and special shares outstanding, adjusted for outstanding warrants and the impact of RSUs and

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83.

stock options under the treasury stock method to the extent not included in diluted weighted average ordinary shares outstanding, as further adjusted in 2024 to reflect the conversion of the Series C Preference Shares and preference shares as if it had occurred at the beginning of the year. We have presented Adjusted EPS for periods beginning in 2024 due to the changes in our capital structure as a result of our IPO.

The following tables show the calculation of Adjusted EPS for the six months ended June 30, 2024. Additionally, the following tables reconcile net loss attributable to Viking Holdings Ltd, the most directly comparable IFRS measure, to Adjusted Net Income attributable to Viking Holdings Ltd and diluted weighted-average ordinary shares and special shares outstanding, the most directly comparable IFRS measure, to Adjusted Weighted Average Shares Outstanding for the six months ended June 30, 2024:

(in thousands)	Six Months Ended June 30, 2024
Net loss attributable to Viking Holdings Ltd	$(338,572)
Interest expense and Private Placement derivatives loss related to Series C Preference Shares	396,206
Warrants loss	146,730
(Gain) loss, net, for debt extinguishment and modification costs and embedded derivatives associated with debt and financial liabilities	(379)

Adjusted Net Income attributable to Viking Holdings Ltd	$203,985

(in thousands)	Six Months Ended June 30, 2024
Weighted average ordinary shares and special shares outstanding – Diluted	293,362
Outstanding warrants	8,733
RSUs and stock options	1,201
Assumed conversion of Series C Preference Shares and preference shares at the beginning of 2024	123,683

Adjusted Weighted Average Shares Outstanding	426,979

(in thousands, except Adjusted EPS)	Six Months Ended June 30, 2024
Adjusted Net Income attributable to Viking Holdings Ltd	$203,985
Adjusted Weighted Average Shares Outstanding	426,979

Adjusted EPS	$0.48

	Year Ended December 31,					Six Months Ended June 30,
	2019	2020	2021	2022	2023	2023	2024
(in thousands)
Condensed Statements of Cash Flows Data:
Net cash flow from (used in) operating activities	$1,090,867	$(981,624)	$701,543	$372,665	$1,371,331	$813,449	$882,819
Net cash flow used in investing activities	(611,104)	(313,842)	(675,534)	(841,502)	(634,227)	(504,502)	(220,833)
Net cash flow (used in) from financing activities	(75,073)	436,459	963,445	(80,933)	(479,651)	(100,028)	(331,064)

Change in cash and cash equivalents	404,690	(859,007)	989,454	(549,770)	257,453	208,919	330,922
Effect of exchange rate changes on cash and cash equivalents	(761)	(5,320)	(2,548)	(9,863)	3,120	2,321	(2,493)

Net increase (decrease) in cash and cash equivalents	$403,929	$(864,327)	$986,906	$(559,633)	$260,573	$211,240	$328,429

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83.

	As of December 31,					As of June 30,
	2019	2020	2021	2022	2023	2024
(in thousands)
Condensed Statements of Financial Position Data:
Cash and cash equivalents	$1,690,194	$825,867	$1,812,773	$1,253,140	$1,513,713	$1,842,142
Total assets	6,293,006	5,710,847	7,687,901	7,857,455	8,495,917	8,982,671
Long-term portion of bank loans and financial liabilities(1)	1,254,222	1,300,259	1,322,311	1,711,331	1,757,372	1,603,075
Secured Notes(1)	666,720	1,312,656	1,662,641	1,670,392	1,015,657	1,016,566
Unsecured Notes(1)	1,058,590	1,060,545	1,552,521	1,555,857	2,270,246	2,023,051
Private Placement liabilities	604,228	683,702	1,375,651	1,384,780	1,394,552	—
Private Placement derivatives	1,221,028	380,569	1,442,193	633,670	2,640,759	—
Long-term portion of lease liabilities	89,711	89,796	87,317	239,419	227,956	215,385
Total non-current liabilities	4,903,309	4,838,016	7,529,960	7,250,392	9,481,905	4,898,266
Short-term portion of bank loans and financial liabilities(1)	183,232	182,254	211,630	251,561	253,020	190,805
Short-term portion of Unsecured Notes(1)	—	—	—	—	—	249,198
Short-term portion of lease liabilities	9,115	8,559	10,924	22,991	24,670	24,658
Total current liabilities	2,651,595	2,392,867	4,042,601	4,100,480	4,363,891	5,265,063
Total shareholders’ equity	(1,261,898)	(1,520,036)	(3,884,660)	(3,493,417)	(5,349,879)	(1,180,658)
Total shareholders’ equity and liabilities	$6,293,006	$5,710,847	$7,687,901	$7,857,455	$8,495,917	$8,982,671

(1)

As of December 31, 2019, 2020, 2021, 2022 and 2023, aggregate unamortized loan and financial liability fees were $64.8 million, $84.4 million, $99.0 million, $120.8 million and $130.3 million, respectively. As of June 30, 2024, aggregate unamortized loan and financial liability fees were $116.9 million.

Unaudited Non-IFRS Financial Measures

The following table sets forth certain unaudited Non-IFRS financial measures for the years ended December 31, 2019 and 2023.

	Year Ended December 31,
	2019	2023
Adjusted FCF(1) (in thousands)	$893,893	$1,006,079
Adjusted FCF Conversion(1)	117.0%	92.3%
ROIC(2)	26.1%	27.5%

(1)

Adjusted FCF represents net cash flow from operating activities as adjusted for interest paid, interest payments for lease liabilities, interest received, and Ongoing Capex, as further adjusted for the cash portion of interest expense related to our Series C Preference Shares. Our Series C Preference Shares will automatically convert into ordinary shares immediately prior to the consummation of this offering. Adjusted FCF Conversion represents the ratio, expressed as a percentage, of Adjusted FCF divided by Adjusted EBITDA. Adjusted FCF and Adjusted FCF Conversion are non-IFRS financial measures. Management believes these are a relevant measure of our liquidity because Adjusted FCF provides additional information on our ability to support the future growth of the business and repay debt after making capital investments to support ongoing business operations and Adjusted FCF Conversion quantifies how efficiently we generate cash on an ongoing basis. Adjusted FCF does not represent the residual cash flow available for discretionary expenditures as it excludes certain mandatory expenditures such as repayment of debt. Adjusted FCF and Adjusted FCF Conversion have limitations as analytical tools, and should not be considered in isolation, or as a substitute for an analysis of our results as reported under IFRS. The following tables reconcile net cash flow from (used in) operating activities, the most directly comparable IFRS measure, to Adjusted FCF for the years ended December 31, 2019 and 2023.

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83.

	Year Ended December 31,
	2019	2023
(in thousands)
Net cash flow from operating activities	$1,090,867	$1,371,331
Interest paid	(222,471)	(407,759)
Interest payments for lease liabilities	(5,137)	(22,763)
Interest received	31,054	45,631
Ongoing Capex	(40,740)	(65,407)
Cash portion of interest expense related to Series C Preference Shares	40,320	85,046

Adjusted FCF	$893,893	$1,006,079

	Year Ended December 31,
	2019	2023
(in thousands)
Investments in PP&E	$(631,923)	$(673,932)
Additions to PP&E for vessels and ships under construction	331,988	608,352
Additions to PP&E for vessels and ships delivered in current period	259,195	173

Ongoing Capex	$(40,740)	$(65,407)

	Year Ended December 31,
	2019	2023
(in thousands, except Adjusted FCF Conversion)
Adjusted FCF	$893,893	$1,006,079
Adjusted EBITDA	$763,966	$1,090,322

Adjusted FCF Conversion	117.0%	92.3%

(2)

ROIC is the ratio, expressed as a percentage, of operating income (loss) adjusted for income tax expense, divided by Invested Capital. ROIC is a non-IFRS financial measure. Management believes this is a relevant measure of our performance because it quantifies how efficiently we generated operating income relative to the total capital we have invested in the business. ROIC has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for an analysis of our results as reported under IFRS. The tables below show the calculation of ROIC for the years ended December 31, 2019 and 2023.

	Year Ended December 31,
	2019	2023
(in thousands)
Operating income	$566,095	$818,358
Income tax expense	(4,528)	(6,639)

Operating income, after tax (a)	$561,567	$811,719

	Year Ended December 31,
	2019	2023
(in thousands, except ROIC)
Average indebtedness for four quarters	$5,131,353	$8,574,041
Average loan fees for four quarters	144,274	157,916
Average cash and cash equivalents for four quarters	(1,681,159)	(1,452,253)
Average shareholders’ equity for four quarters	(1,443,589)	(4,330,818)

Invested Capital (b)	$2,150,879	$2,948,886

ROIC (a) / (b)	26.1%	27.5%

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83.

Operating Information—Statistical and Operating Data

The following table sets forth selected statistical and operating data (1) on a consolidated basis, (2) for Viking River and (3) for Viking Ocean for the years ended December 31, 2019, 2020, 2021, 2022 and 2023 and for the six months ended June 30, 2023 and 2024.

	Year Ended December 31,					Six Months Ended June 30,
	2019	2020	2021	2022	2023	2023	2024
Statistical and Operating Data (Consolidated):
Vessels operated	78	11	53	78	84	83	85
Passengers	512,622	28,772	102,121	469,935	649,669	282,484	291,766
PCDs	4,772,678	412,527	842,708	4,225,598	6,069,070	2,638,280	2,821,686
Capacity PCDs	5,009,104	453,410	1,859,410	5,389,816	6,476,790	2,807,102	2,996,484
Occupancy	95.3%	91.0%	45.3%	78.4%	93.7%	94.0%	94.2%
Adjusted Gross Margin(1) (in thousands)	$2,069,732	$125,566	$371,132	$1,997,771	$3,070,385	$1,363,005	$1,532,978
Net Yield	$434	NM	NM	$473	$506	$517	$543
Vessel operating expenses (in thousands)	$778,814	$321,749	$458,312	$974,159	$1,211,676	$588,070	$610,088
Vessel operating expenses excluding fuel(2) (in thousands)	$698,923	$286,965	$398,223	$833,492	$1,036,969	$502,870	$523,136
Vessel operating expenses per Capacity PCD	$155	NM	NM	$181	$187	$209	$204
Vessel operating expenses excluding fuel per Capacity PCD	$140	NM	NM	$155	$160	$179	$175
Statistical and Operating Data (Viking River):
Vessels operated	67	5	47	67	70	69	69
Passengers	335,275	1,474	52,411	289,714	366,730	149,734	150,574
PCDs	2,680,689	11,380	416,103	2,330,479	2,957,595	1,164,543	1,167,491
Capacity PCDs	2,804,950	12,590	948,940	2,910,066	3,097,264	1,225,714	1,232,728
Occupancy	95.6%	90.4%	43.8%	80.1%	95.5%	95.0%	94.7%
Adjusted Gross Margin(1) (in thousands)	$1,176,153	$(14,234)	$182,488	$1,069,449	$1,411,214	$589,426	$663,672
Net Yield	$439	NM	NM	$459	$477	$506	$568
Statistical and Operating Data (Viking Ocean):
Vessels operated	6	6	6	8	9	9	9
Passengers	157,271	27,298	49,710	162,009	243,291	114,661	119,152
PCDs	1,907,693	401,147	426,605	1,738,643	2,724,241	1,310,038	1,445,002
Capacity PCDs	1,968,810	440,820	910,470	2,279,430	2,914,620	1,388,490	1,522,410
Occupancy	96.9%	91.0%	46.9%	76.3%	93.5%	94.3%	94.9%
Adjusted Gross Margin(1) (in thousands)	$851,858	$139,284	$153,429	$801,285	$1,354,215	$637,633	$710,569
Net Yield	$447	NM	NM	$461	$497	$487	$492

(1)

Adjusted Gross Margin is a non-IFRS financial measure. Management believes this is a relevant measure of our performance because it reflects revenue earned net of certain direct variable costs. Adjusted Gross Margin has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for an analysis of our results as reported under IFRS.

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83.

The following table reconciles gross margin, the most directly comparable IFRS measure, to Adjusted Gross Margin for the years ended December 31, 2019, 2020, 2021, 2022 and 2023 and for the six months ended June 30, 2023 and 2024 (1) on a consolidated basis, (2) for Viking River and (3) for Viking Ocean:

	Year Ended December 31,					Six Months Ended June 30,
	2019	2020	2021	2022	2023	2023	2024
(in thousands)
Consolidated
Total revenue	$3,196,766	$257,301	$625,101	$3,175,979	$4,710,493	$2,083,765	$2,305,416
Total cruise operating expenses	(1,905,848)	(453,484)	(712,281)	(2,152,367)	(2,851,784)	(1,308,830)	(1,382,526)
Ship depreciation and impairment	(156,502)	(179,105)	(175,395)	(240,971)	(219,119)	(109,535)	(105,725)

Gross margin	1,134,416	(375,288)	(262,575)	782,641	1,639,590	665,400	817,165

Ship depreciation and impairment	156,502	179,105	175,395	240,971	219,119	109,535	105,725
Vessel operating	778,814	321,749	458,312	974,159	1,211,676	588,070	610,088

Adjusted Gross Margin	$2,069,732	$125,566	$371,132	$1,997,771	$3,070,385	$1,363,005	$1,532,978

	Year Ended December 31,					Six Months Ended June 30,
	2019	2020	2021	2022	2023	2023	2024
(in thousands)
Viking River
Total revenue	$1,904,521	$24,929	$339,208	$1,796,498	$2,341,274	$963,275	$1,057,178
Total cruise operating expenses	(1,156,443)	(186,569)	(382,579)	(1,189,768)	(1,446,513)	(623,111)	(650,782)
Ship depreciation and impairment	(96,934)	(105,239)	(109,494)	(139,913)	(89,540)	(46,067)	(38,937)

Gross margin	651,144	(266,879)	(152,865)	466,817	805,221	294,097	367,459

Ship depreciation and impairment	96,934	105,239	109,494	139,913	89,540	46,067	38,937
Vessel operating	428,075	147,406	225,859	462,719	516,453	249,262	257,276

Adjusted Gross Margin	$1,176,153	$(14,234)	$182,488	$1,069,449	$1,411,214	$589,426	$663,672

	Year Ended December 31,					Six Months Ended June 30,
	2019	2020	2021	2022	2023	2023	2024
(in thousands)
Viking Ocean
Total revenue	$1,214,131	$231,475	$250,451	$1,189,298	$1,945,200	$927,549	$1,020,905
Total cruise operating expenses	(672,578)	(252,110)	(326,206)	(802,832)	(1,131,696)	(554,068)	(580,285)
Ship depreciation and impairment	(59,511)	(65,453)	(65,581)	(79,459)	(96,900)	(47,163)	(49,725)

Gross margin	482,042	(86,088)	(141,336)	307,007	716,604	326,318	390,895

Ship depreciation and impairment	59,511	65,453	65,581	79,459	96,900	47,163	49,725
Vessel operating	310,305	159,919	229,184	414,819	540,711	264,152	269,949

Adjusted Gross Margin	$851,858	$139,284	$153,429	$801,285	$1,354,215	$637,633	$710,569

(2)

Vessel operating expenses excluding fuel is a non-IFRS financial measure. Management believes this is a relevant measure for evaluating our ability to control costs. Vessel operating expenses excluding fuel has limitations as an analytical tool because it excludes an expense necessary for conducting our operations, and should not be considered in isolation, or as a substitute for an analysis of our results as reported under IFRS. The following table reconciles vessel operating expenses excluding fuel to vessel operating expenses, the most directly comparable IFRS measure, for the years ended December 31, 2019, 2020, 2021, 2022 and 2023 and for the six months ended June 30, 2023 and 2024:

	Year Ended December 31,					Six Months Ended June 30,
	2019	2020	2021	2022	2023	2023	2024
(in thousands)
Vessel operating expenses	$778,814	$321,749	$458,312	$974,159	$1,211,676	$588,070	$610,088
Fuel expense	(79,891)	(34,784)	(60,089)	(140,667)	(174,707)	(85,200)	(86,952)

Vessel operating expenses excluding fuel	$698,923	$286,965	$398,223	$833,492	$1,036,969	$502,870	$523,136

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83.

Operating Information—Advance Bookings

Advance Bookings reflects the aggregate ticketed amount for guest bookings for our voyages at a specific point in time, and include bookings for cruises, land extensions and air. Advance Bookings does not reflect changes to guest reservations after the applicable specific point in time. Advance Bookings are presented in U.S. dollars. As guests from Australia, Canada and the United Kingdom make reservations in local currencies, the ticketed amounts are converted based on the relevant exchange rate. Advance Bookings includes redemptions of vouchers.

For our core products, operating capacity is 5% higher for the 2024 season in comparison to the 2023 season and 12% higher for the 2025 season in comparison to the 2024 season. As of August 11, 2024, for the 2024 and 2025 seasons, we had sold 95% and 55%, respectively, of our Capacity PCDs and had $4,642 million and $3,442 million, respectively, of Advance Bookings. Advance Bookings as of August 11, 2024 were 14% and 20% higher in comparison to the 2023 and 2024 seasons, respectively, at the same point in time. Advance Bookings per PCD for the 2024 season was $731, 8% higher than the 2023 season at the same point in time and Advance Bookings per PCD for the 2025 season was $833, 10% higher than the 2024 season at the same point in time.

The following bullets contain additional information about Advance Bookings for Viking Ocean and Viking River for the 2024 and 2025 seasons as of August 11, 2024, compared with the 2023 and 2024 seasons, respectively, at the same point in time:

Viking Ocean

•

Operating capacity is 6% higher for the 2024 season in comparison to the 2023 season. We sold 94% of our Capacity PCDs for the 2024 season, and had $1,932 million of Advance Bookings, an increase of 15% compared to the same point in time for the 2023 season. Advance Bookings per PCD for the 2024 season was $665, compared to $621 at the same point in time for the 2023 season.

•

Operating capacity is 18% higher for the 2025 season in comparison to the 2024 season. We sold 60% of our Capacity PCDs for the 2025 season, and had $1,668 million of Advance Bookings, an increase of 24% compared to the same point in time for the 2024 season. Advance Bookings per PCD for the 2025 season was $755, compared to $672 at the same point in time for the 2024 season.

Viking River

•

Operating capacity is 4% higher for the 2024 season in comparison to the 2023 season. We sold 96% of our Capacity PCDs for the 2024 season, and had $2,343 million of Advance Bookings, an increase of 14% compared to the same point in time for the 2023 season. Advance Bookings per PCD for the 2024 season was $761, compared to $690 at the same point in time for the 2023 season.

•

Operating capacity is 8% higher for the 2025 season in comparison to the 2024 season. We sold 49% of our Capacity PCDs for the 2025 season, and had $1,504 million of Advance Bookings, an increase of 13% compared to the same point in time for the 2024 season. Advance Bookings per PCD for the 2025 season was $887, compared to $829 at the same point in time for the 2024 season.

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83.

RISK FACTORS

Investing in our ordinary shares involves a high degree of risk. You should carefully consider the risks and uncertainties described below, in addition to the other information set forth in this prospectus, including the financial statements and the related notes included elsewhere in this prospectus, before purchasing our ordinary shares. If any of the following risks actually occur, our business, financial condition, cash flows and results of operations could be negatively impacted. In that case, the trading price of our ordinary shares would likely decline and you might lose all or part of your investment. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also adversely affect our business, financial condition, cash flows and results of operations.

Risks Related to Our Business, Our Operations and Our Industry

Changes in the general worldwide economic and political environment could reduce the demand for cruises.

The demand for cruises is affected by international, national and local economic and market conditions. Adverse changes in the perceived or actual economic climate in North America or globally, such as volatility in fuel prices, higher interest rates, inflation, stock and real estate market declines or volatility, more restrictive credit markets, higher unemployment rates, higher taxes or changes in governmental policies could reduce the level of discretionary income or consumer confidence in the countries from which we source our guests. Consequently, this may negatively affect demand for cruises, which are discretionary purchases, in these countries. In addition, inflation or any other increase in the cost of goods and services purchased by us as a result of economic and market conditions would increase our operating costs and we may not be able to offset these cost increases without raising prices, which could reduce the demand for cruises. In the event of higher interest rates, we may also experience a change in guest booking and payment patterns as guests may be less likely to pay in full for their cruises for early booking discounts, which may adversely affect our business, financial condition and results of operations. Any decrease in demand for cruise vacations could result in price discounting, which, in turn, could adversely affect our business, financial condition and results of operations. Changes in the general political environment (including an outbreak of armed conflict, such as the Russia-Ukraine and Israel-Hamas conflicts) could also impact economic and market conditions and cause an increase in the cost of goods or affect the supply chain.

Changes in international, national and local political conditions could also reduce the demand for cruises. For example, Russia’s adverse relationship with the United States, European countries and others, including as a result of the Russia-Ukraine conflict, has affected the public’s attitude towards visiting Russia, Ukraine and other Eastern European countries, which has led to declining demand for cruises in those regions. Likewise, continued political unrest in the Middle East, including as a result of the Israel-Hamas conflict, may adversely affect travel in the region. The threat of additional attacks and of armed hostilities internationally or locally may cause prospective travelers to cancel their plans, including plans for cruise vacations, which may have a material adverse effect on our results of operations and financial condition. Additionally, the United States Department of State has issued advisories regarding travel to Russia, Ukraine and certain countries in the Middle East, impeding the ability of travelers to attain travel insurance and thereby adversely affecting demand for travel to these regions. Even after resolution of the Russia-Ukraine and Israel-Hamas conflicts, there is no guarantee that demand for cruises in these regions will return.

Adverse weather conditions or other natural disasters, including high or low river water levels, may require us to alter our itineraries or cancel existing cruises.

Our operations may be impacted by adverse weather patterns, natural disasters or environmental changes, such as hurricanes, high or low river water levels, earthquakes, floods, fires, tornados, tsunamis, typhoons or volcanic eruptions. These events could result in, among other things, alterations to our itineraries or cancellations of cruises, shore excursions or pre- and post-trip cruise extensions, which could adversely affect our business, financial condition and results of operations.

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83.

For example, in 2018 and 2022, several regions in Europe experienced significant low water conditions, which resulted in the disruption or cancellation of certain river cruises. To minimize the impact of these disruptions, we continued our passengers’ journeys on the disrupted cruises by transferring them between our fleet of identical Longships, which we positioned on adjacent sides of the low water areas. In instances where cruises are disrupted or cancelled as a result of adverse weather conditions or other natural disasters, we provide cash refunds or issue future cruise vouchers.

Extreme weather events, such as hurricanes, floods and typhoons, natural disasters and other environmental changes may not only cause disruptions, alterations or cancellations of cruises, shore excursions or pre- and post-trip cruise extensions, but may also adversely affect commercial airline flights and other transport or prevent our guests from electing to cruise altogether. For example, the 2010 volcanic eruptions at Eyjafjallajôkull in Iceland resulted in a six-day air travel ban across western and northern Europe, with 95,000 flights cancelled. Such extreme events may also disrupt the supply of provisions, fuel or shore power, and may limit our ability to safely embark and disembark our guests. In addition, these extreme events could result in increased wave and wind activity, which would make it more challenging to sail and dock our ships. These events could have an adverse impact on the safety and satisfaction of cruising and could have an adverse impact on our business, financial condition and results of operations.

Adverse incidents involving cruise ships may adversely affect our business, financial condition and results of operations.

The operation of cruise ships carries an inherent risk of loss caused by adverse weather conditions and maritime disasters, including, but not limited to, oil spills and other environmental mishaps, extreme weather conditions such as hurricanes, floods and typhoons, volcanoes, earthquakes, rogue waves, tsunamis, fire, mechanical failure, collisions, human error, war, terrorism, piracy, political action, civil unrest or insurrection in various countries. Any such event may result in loss of life or property, loss of revenue or increased costs. If there is a significant accident, mechanical failure or similar problem involving a ship, we may also have to place the ship in an extended dry-dock period for repairs, which could result in material lost revenue or significant expenditures. The operation of our fleet also involves the risk of other incidents at sea or while in port, including missing guests, inappropriate crew or guest behavior, an outbreak of illness onboard or onboard crimes, which may bring into question guest safety, may adversely affect future industry performance and may lead to litigation against us. Although we place guest safety as the highest priority in the design and operation of our fleet, we have experienced accidents and other incidents involving our cruise ships, including the partial evacuation of the Viking Sky in Norway in 2019, the collision involving the Viking Sigyn in Budapest in 2019 and the rogue wave that hit the Viking Polaris in 2022. There can be no assurance that similar events will not occur in the future. It is possible that we could be forced to cancel cruises or alter itineraries due to these factors or incur increased port-related and other costs resulting from such adverse events. Any such event involving our cruise ships or other cruise ships may adversely affect guests’ perceptions of safety or result in increased governmental or other regulatory oversight. An adverse judgment or settlement in respect of any of the ongoing claims or any future claims against us may also lead to negative publicity about us.

Maintaining a good reputation is also critical to our business. Reports, whether true or not, of ship accidents and other incidents at sea or while in port can result in negative publicity, cruise cancellations, employee absenteeism or the perception that cruising is more dangerous than other vacation alternatives. The considerable expansion in the use of social media over recent years has compounded the potential scope of the negative publicity that could be generated by those incidents. Anything that damages our reputation, whether or not justified, including adverse publicity about the safety and guest satisfaction of cruising, even if such publicity is not directly related to our operations, could have an adverse impact on demand, which could lead to price discounting and a reduction in our sales and could adversely affect our business, financial condition and results of operations.

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83.

Disease outbreaks or pandemics have had, and in the future could have, a significant impact on the travel industry generally and on our business and results of operations.

In the event of a disease outbreak or pandemic, we could be adversely impacted by the following:

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negative publicity regarding cruising, including as a result of the initial responses and measures taken by us or other cruise lines in response to a disease outbreak or pandemic, and public perceptions of the safety of cruising, including as a result of governmental guidance, such as advisories issued by the U.S. Centers for Disease Control and Prevention;

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governmental restrictions or shutdowns, including the closure of borders or the closure or congestion of certain ports to our ships, which may change from time to time due to the fluid nature of a pandemic;

•	reduction in demand or an increase in guest cancellations, and as a result, reductions in booking rates, future revenues and cash flow;

•	reduction in our revenues and cash flows as a result of changes to our cancellation policies, and issuances, or redemptions, of vouchers for cancelled or disrupted cruises;

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increased costs as a result of measures required to be taken, or that we elect to take, to protect the safety of our guests and crew, including potential increased investments in medical testing equipment and supplies, costs of health screenings for our guests and crew, enhanced cleaning and disinfecting protocols, measures with respect to food and beverage service and compliance with any regulations or policies regarding reduced occupancy or social distancing;

•	increased costs or interruptions of service for airlines, ports or any of the other key vendors in our supply chain, including travel agencies, hotel, restaurant and shore excursion suppliers;

•	supply chain issues caused by restrictions on movement of goods, impacting our ability to provide our guests with food, linens or toiletries; and

•	potential lawsuits stemming from exposure to illnesses.

For example, in 2020 and 2021, the COVID-19 pandemic resulted in significant disruption and additional risks to our business, the cruise industry and the global economy such as those discussed above. In particular, on March 11, 2020, we became the first cruise line to announce a suspension of worldwide cruise operations and we did not resume any operations until May 2021 when we began operating select ocean cruises, which were limited to certain locations and reduced occupancy. In an attempt to limit the spread of COVID-19, various governments also imposed travel restrictions, restricted business activities or closed ports to cruise ships, which made travel exceedingly complicated.

The extent of the impact of a disease outbreak or pandemic on our business, financial condition and results of operations depends on many factors, including the duration, spread and severity of the outbreak, any resurgence or new variants, the duration and geographic scope of related travel advisories and restrictions, the extent of the impact on overall demand for travel, the impact on unemployment rates and consumer discretionary spending and our ability to reduce expenses and conserve cash as needed, all of which are highly uncertain and cannot be predicted. Our core demographic may also be more apprehensive about traveling during, or following, a disease outbreak or pandemic given their age profile, which could have a significant impact on our business, financial condition and results of operations.

Actions taken by us in response to a disease outbreak or pandemic, either to conserve cash, increase demand for our cruises or otherwise, may also affect our business, financial condition and results of operations for periods following containment of the outbreak. Specifically, since 2020, when we have cancelled sailings, guests have generally had the option to receive either a refund in cash or a voucher. In addition, for bookings made through June 30, 2022, we temporarily updated our cancellation policies to give our guests the option to cancel cruises closer to the date of departure and receive Risk Free Vouchers instead of incurring cancellation penalties. If guests use vouchers, including Risk Free Vouchers, to book cruises in future periods, our cash flow from bookings in those periods will be lower.

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83.

The threat of terrorist attacks, wars, acts of piracy and other events affecting the safety and security of travel can reduce the demand for cruises or require us to cancel existing bookings.

Demand for cruises has been, and is expected to continue to be, affected by the public’s attitude towards the safety and security of travel. For example, the terrorist attacks in the United States on September 11, 2001, in France on November 13, 2015 and in Belgium on March 22, 2016 had a significant adverse impact on demand and, consequently, pricing for cruises and other travel and vacation options. The threat or possibility of future terrorist acts, an outbreak of hostilities or armed conflict or the possibility or fear of such events, political unrest and instability, the issuance of travel advisory warnings or elevated national threat warnings by national governments, an increase in the activity of pirates or other geopolitical uncertainties could have a similar adverse impact on the demand for cruises in the future. The continuation of the Russia-Ukraine and Israel-Hamas conflicts could similarly have an adverse impact on demand for travel in Europe, the Middle East and in nearby regions. Any decrease in demand for cruises could impact our pricing, yields and booking curves, which could adversely affect our business, financial condition and results of operations.

Adverse political conditions and events, such as an outbreak of hostilities or armed conflict, could also require us to modify or cancel existing bookings, which would result in greater refunds, lower capacity utilization and reduced reliability of bookings as an indicator of future revenues. For example, due to political unrest in Ukraine at the time, we decided not to operate certain itineraries for the 2015 to 2017 seasons. Beginning with the onset of the Russia-Ukraine conflict in 2022, we decided not to operate our Ukraine and Russia itineraries and we continue not to have any of these itineraries for sale. Currently, we have one river vessel in Ukraine and five river vessels in Russia. In 2022, we recognized a $28.6 million impairment to decrease the carrying value of these vessels to their estimated values in use of zero. Additionally, beginning in October 2023, the Israel-Hamas conflict caused us to reroute ocean itineraries with stops in Israel and to cancel pre- and post-trip cruise extensions in Israel. If the Russia-Ukraine or Israel-Hamas conflicts are not resolved or there is an outbreak or escalation of hostilities in other regions, it may lead to cancellations or adjustments in our sailing routes in future seasons, or it could result in the impairment or loss of other ships, which could adversely affect our business, financial condition and results of operations.

Changes in fuel prices would affect the cost of our cruise ship operations and our hedging strategies may not protect us from increased costs related to fuel prices.

For the year ended December 31, 2023, fuel costs were 14.4% of our vessel operating expenses. The cost of fuel rose substantially in 2022 and remained high throughout 2023 and 2024. Increases in the cost of fuel globally, including as a result of global inflation, geopolitical events, including the Russia-Ukraine and Israel-Hamas conflicts, or regulatory requirements that require us to use more expensive types of fuel would increase our fuel costs. Any increase in the cost of fuel or increase in our fuel consumption, or any regulations requiring the use of more expensive fuel types, would increase our operating costs and we may be unable to implement fuel conservation initiatives and other practices to help offset these fuel cost increases. An increase in fuel prices not only affects our fuel costs, but also some of our other expenses, such as crew travel, freight and commodity prices and the price of airfare for our guests, which, in turn, could increase our expenses and have an adverse effect on our business, financial condition and results of operations. Despite any fuel financial instruments, we are currently a party to, or may enter into in the future, increases in fuel prices could have a material adverse effect on our business, financial condition and results of operations. Our risk management program may not be successful in mitigating higher fuel costs, and any price protection provided may be limited due to market conditions. To the extent that we use derivative contracts that have the potential to create an obligation to pay upon settlement if fuel prices decline significantly, such derivative contracts may limit our ability to benefit fully from lower fuel costs in the future as a result of payments we may be required to make in connection therewith. There can be no assurance that our derivative arrangements will be cost-effective, will provide any particular level of protection against rises in fuel prices or that our counterparties will be able to satisfy their obligations under our derivative arrangements. Additionally, deterioration in our financial condition could negatively affect our ability to enter into new derivative contracts in the future.

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83.

Increased labor costs or our inability to recruit or retain employees may adversely affect our business, financial condition and results of operations.

We must continue to recruit, retain and motivate our employees in order to maintain our current business and support our projected growth. We need to hire and train a considerable number of qualified crew members to staff our ships and in some jurisdictions, we are subject to legal or regulatory requirements that limit the available labor pool to select nationalities. Factors outside of our control, including, but not limited to, high demand for skilled employees with limited supply, labor shortages, other general inflationary pressures or changes in applicable laws and regulations, could make it more difficult for us to attract and retain employees generally and could require us to enhance our wage and benefits packages. This may require significant efforts on the part of our management team, and our inability to hire a sufficient number of qualified crew members could adversely affect our business, financial condition and results of operations. Currently, we are party to a collective bargaining agreement with the Norwegian Seafarers’ Union and the Associated Marine Officers’ and Seamen’s Union of the Philippines to set out the terms and conditions of certain employees on our ships, except for those ships registered in the Ordinary Norwegian Registry. Any future amendments to such collective bargaining agreements or inability to satisfactorily renegotiate such agreements may increase our labor costs and have a negative impact on our financial condition. In addition, although our collective bargaining agreements have a no-strike provision, they may not prevent a disruption in work on our ships in the future. Any such disruptions in work could have a material adverse effect on our financial results.

Increases in inflation could adversely affect our business, financial condition and results of operations.

Many of the factors affecting us, our guests and our vendors are outside of our control. Global economic factors such as inflation, which may cause increases in fuel prices and labor costs as discussed above, may increase our operating costs and have a negative impact on our business. In June 2022, inflation rates reached their highest levels in approximately three decades in the United States. Although the inflation rate has subsequently decreased, in this inflationary environment, we experienced increases in our operating costs due to the rising cost of labor, fuel, food and other services and products provided by our vendors. Continued elevated levels of inflation in the United States, Europe and the other countries in which we operate creates significant uncertainty around costs and could adversely affect our business, financial condition and results of operations. In addition, concerns about inflation may cause our guests to save money and postpone traveling with us, which could adversely affect our business, financial condition and results of operations.

Fluctuations in foreign currency exchange rates could affect our financial results.

We earn revenue, pay expenses and incur liabilities in countries using currencies other than the U.S. dollar. The most significant non-U.S. dollar currency for our business is the euro, as a substantial portion of our operating expenses and costs of newbuilds are in euros. Because our consolidated financial statements are presented in U.S. dollars, we must translate revenues and expenses, as well as assets and liabilities, into U.S. dollars at exchange rates in effect during or at the end of each reporting period. As a result, fluctuations in foreign currency exchange rates, particularly the weakening of the U.S. dollar against other major currencies, unless effectively hedged, could adversely affect our business, financial condition and results of operations.

For the year ended December 31, 2023, 12.0%, of our total revenue was generated in currencies other than the U.S. dollar. For the year ended December 31, 2023, 31.1% of total commissions and transportation costs, direct costs of cruise, land and onboard, vessel operating and selling and administration expenses were incurred in currencies other than the U.S. dollar. For these expenses, we estimated that a 10% increase or decrease in the value of the U.S. dollar against the euro, with all other variables held constant, would have resulted in a $80.3 million effect on our loss before income taxes for the year ended December 31, 2023 not taking into consideration any hedging activities.

Additionally, certain of our loans are denominated in currencies other than the U.S. dollar, primarily the loans associated with financing the Viking Neptune and the Viking Saturn, which are denominated in euros.

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83.

Based on our outstanding Viking Neptune and Viking Saturn loan balances as of December 31, 2023, a 10% increase or decrease in the value of the U.S. dollar against the euro, with all other variables held constant, would have resulted in a $65.5 million decrease or increase on the balance of the bank loans.

Because we operate globally, we are exposed to foreign exchange risks in the form of both transaction risks and translation risks. Our policy is to monitor our exchange rate exposure and determine if we should enter into financial transactions, such as hedges, to completely or partly mitigate risks resulting from fluctuating currency exchange rate movements. In 2022, we entered into forward foreign currency contracts to purchase €235.0 million at an average euro to U.S. dollar rate of 1.05, with maturities on various dates in 2023. In 2023, we entered into €470.0 million in forward foreign currency contracts at an average euro to U.S. dollar rate of 1.09, with maturities on various dates in 2024. In 2024, we entered into €470.0 million in forward foreign currency contracts at an average euro to U.S. dollar rate of 1.10, with maturities on various dates in 2025. There can be no assurance, however, that our decisions on whether to enter into hedges and any hedges we enter into will prove successful in mitigating the potentially negative impact of exchange rate fluctuations. Additionally, significant volatility in the relevant exchange rates may increase our hedging costs, as well as limit our ability to hedge our exchange rate exposure. In particular, we may not adequately hedge against unfavorable exchange rate movements, including those of certain emerging market currencies, which could have an adverse effect on our financial condition and results of operations.

An increase in cruise capacity without a corresponding increase in demand and infrastructure could adversely affect our business, financial condition and results of operations.

We continue to expand our fleet. These increases in capacity may cause us to experience reduced Occupancy and engage in discounted pricing, which could adversely affect our business, financial condition and results of operations. We also base our fleet expansion decisions on certain assumptions regarding future guest demand. We can give no assurance that future guest demand will be as expected and various factors, including factors outside of our control, could negatively affect demand for our cruises.

In addition, there can be no guarantee that there will be sufficient infrastructure to support an increase in cruise capacity. As the size of the cruise industry increases, the availability of docking space and ports of call on routes on which we operate could become scarce. If we are unable to secure sufficient docking space or ports of call that are convenient to the cultural attractions and excursions we offer, our guests’ experiences and our operations could be adversely affected. Similarly, an increasing supply of cruises could adversely affect our ability to attract and train qualified cruise personnel and access desirable local hotels, buses and tour guides in locations in which we operate. Any of these factors could lead to a limitation of our future growth and adversely affect our ability to grow our business.

Overcapacity and competition in the cruise and land-based vacation industry may lead to a decline in our cruise sales, pricing and destination options.

We may be impacted by increases in capacity in the cruise and land-based vacation industry, which may result in capacity growth beyond demand, either globally or for a region, or for a particular itinerary. We face competition from other cruise brands on the basis of overall experience, destinations, types and sizes of ships and cabins, travel agent preferences and value. In addition, we compete with land-based vacation alternatives throughout the world on the basis of overall experience, destinations and value.

Our success is substantially dependent on the continued service of our senior management.

Our success is substantially dependent on the continued service of our senior management, including our Chairman of our board of directors and Chief Executive Officer. The loss of the services of our senior management could make it more difficult to successfully operate our business and achieve our business goals. We also may be unable to retain existing management who are critical to our success, which could result in harm

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83.

to our guest and employee relationships, loss of key information, expertise or know-how and unanticipated recruitment and training costs.

We have not obtained key man life insurance policies on any member of our senior management team. As a result, we would not be protected against the associated financial loss if we were to lose the services of members of our senior management team.

We operate in a highly competitive industry and we may not be able to compete effectively.

The cruise industry is highly competitive, and we expect that competition will continue to increase. We face significant competition both on the basis of pricing and in terms of the types of ships, services, itineraries and destinations being offered. Our principal competitors within the river cruise industry include such companies as AMA Waterways, Inc., Avalon Waterways, Emerald Cruises, Tauck, and Uniworld River Cruises, Inc. Our principal competitors within the ocean cruise industry include premium and luxury ocean cruise operators such as Azamara Cruises, Celebrity Cruises, Crystal Cruises, Holland America Line, MSC Explora, Oceania Cruises, Princess Cruises, Regent Seven Seas Cruises, Seabourn Cruise Line and Silversea Cruise Holding Ltd. Our Viking Expedition product faces competition from companies such as Hurtigruten Expeditions, Lindblad Expeditions, Pearl Seas Cruises, Ponant, Quark Expeditions and Silversea Cruise Holding Ltd. The Viking Mississippi product competes with American Cruise Lines. We also face competition from land-based vacation alternatives, such as hotels and resorts, package holidays, tours, vacation ownership properties, casinos and tourist destinations throughout the world. In the event that we do not compete effectively, our business, financial condition and results of operations could be adversely affected.

Our expansion into new products may be unsuccessful.

We regularly evaluate opportunities to expand our itineraries and product offerings. We launched Viking Expedition in January 2022 and Viking Mississippi in September 2022. We believe there remain significant opportunities to expand our itineraries and product offerings. Expansion into new products requires significant levels of investment, start-up costs and attention from management. We also believe there may be opportunities to expand our business beyond the cruise market. There can be no assurance that these cruise or non-cruise products will develop as anticipated or that we will have success in these products. If we do not, we may be unable to recover our investment to expand our business into these markets and may forgo opportunities in more lucrative products, which could adversely affect our business, financial condition and results of operations.

Our expansion into the China market, including China Outbound and the China JV Investment, may not be successful.

During 2016, we launched European river cruise itineraries that are designed specifically for guests from the Chinese outbound travel market. As a result of government-imposed travel restrictions preventing outbound travel, we did not operate China Outbound in 2020, 2021 or 2022. Although we resumed our China Outbound operations in June 2023 with two Longships, there are no assurances that government-imposed travel restrictions will remain lifted, that Chinese guests will be attracted to our product or that this product will produce the anticipated rate of return we expect, or at all, which, in turn, could adversely affect our business, financial condition and results of operations. The Chinese government could, from time to time, also change its policies toward international travel by its citizens, which could reduce demand for China Outbound or create a shortage of qualified crew members for China Outbound. Geopolitical developments in the Asia-Pacific region, including any outbreak or escalation of armed conflict in the region, could also result in reduced international travel by Chinese citizens.

We are also required to obtain applicable permits and approvals from different regulatory authorities in China to operate China Outbound. If we are unable to obtain or maintain access to any of the required permits,

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83.

licenses or approvals, we may be subject to various penalties, such as fines or suspension of operations in these regulated businesses, which could severely disrupt China Outbound. As a result, our business, financial condition and results of operations may be adversely affected.

In addition, in 2020, we entered into the China JV Investment with a subsidiary of China Merchants Group to build a cruise line servicing the Mandarin-speaking populations in China. There can be no assurance that this new cruise line will develop as anticipated or that the China JV Investment will be successful. If the China JV Investment is not successful, we may be unable to recover our investment, which could adversely affect our business, financial condition and results of operations. Geopolitical developments in the Asia-Pacific region could also impact the success of the China JV Investment.

Further, operating in China also exposes us to political, legal and economic risks. In particular, the political, legal and economic climate in China, both nationally and regionally, is fluid. Our ability to operate in China may be adversely affected by changes in U.S. and Chinese laws and regulations, such as those related to, among other things, taxation, import and export tariffs, trade, financial and economic sanctions, intellectual property, data privacy, cybersecurity, currency controls, network security, employee benefits, environmental regulations, land use rights and other matters. In addition, Chinese trade regulations are in a state of flux, and our operating activities in China may become subject to other forms of taxation, tariffs and duties in China. If any of these events occur, our expansion into the China market could be adversely affected, which could adversely affect our business, financial condition and results of operations.

Our entry into the China JV Investment exposes us to certain risks associated with jointly owned investments.

As part of our entry into the China market, we entered into the China JV Investment with a subsidiary of China Merchants Group, to together build a cruise line servicing the Mandarin-speaking populations in China. We have a 10% interest in CMV, the entity that contracts with passengers and owns and operates the China JV Investment’s first ship, the Zhao Shang Yi Dun. These types of investments involve risks not otherwise present in operations run solely by us, including: (1) we do not have full decision-making authority over the China JV Investment; (2) where we do not have full decision-making authority, we may experience impasses or disputes with the other owner on certain decisions, which could require us to expend additional resources to resolve such impasses or disputes, including litigation or arbitration; (3) the other investee in the China JV Investment may fail to fund their share of required capital contributions or fail to fulfill their other obligations; (4) the arrangements governing the China JV Investment may contain certain conditions or milestone events that may never be satisfied or achieved; (5) the other investee in the China JV Investment may have business or economic interests that are inconsistent with ours and may take actions contrary to our interests; (6) we may suffer losses as a result of actions taken by the other investee in the China JV Investment; and (7) it may be difficult for us to exit these investments if an impasse arises or if we desire to sell our interest for any reason. In addition, we may, in certain circumstances, be liable for the actions of the China JV Investment or the other investee in the China JV Investment. Any of the foregoing risks could have a material adverse effect on our business, financial condition and results of operations.

Our expansion into the Mississippi River cruise market requires us to comply with various U.S. laws, including the U.S. Passenger Vessel Services Act (the “PVSA”), and we can give no assurance that our potential expansion into this river cruise market will be successful.

In connection with our expansion into the Mississippi River cruise market, we have to comply with various U.S. laws, including the PVSA. The PVSA is similar to Section 27 of the Merchant Marine Act of 1920 (the “Jones Act”), which governs cargo vessels, and restricts domestic marine transportation of passengers in the United States to vessels built and documented in the United States, manned by U.S. citizens and owned by U.S. citizens. There have also been attempts to amend the PVSA and other U.S. regulations, and such attempts are expected to continue in the future. Significant amendments to the PVSA or other U.S. regulations could impact our expansion into the Mississippi River cruise market. In addition, we can give no assurance that our expansion into the Mississippi River cruise market will continue to comply with these various laws.

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83.

We have a time charter with an affiliate of Edison Chouest Offshore (the “Mississippi Ship Owner”) to charter a U.S. flagged river cruise ship for operation on the Mississippi River, which we took delivery of in 2022. Although the Mississippi Ship Owner has represented to us that it complies with the U.S. ownership requirements of the PVSA and has obtained from the U.S. Department of Transportation Maritime Administration (“MARAD”) written confirmation that our time charter structure meets MARAD’s requirements to be classified as a permissible time charter, we cannot ensure that the Mississippi Ship Owner will continue to meet the definition of a U.S. owner or that our time charter structure will continue to comply with the PVSA. Our time charter structure may also be reviewed or challenged from time to time by U.S. regulators or our competitors. For example, on January 1, 2021, Congress adopted Section 3502(b) of the National Defense Authorization Act for Fiscal Year 2021, which requires MARAD to make publicly available a detailed summary of requests for MARAD confirmation that a vessel charter for a passenger vessel qualifies as a time charter encompassed by the general foreign transfer approval pursuant to 46 C.F.R. 221.13(a). These provisions do not amend or change any of the legal requirements relating to the time charter structure approved by MARAD, but do require publication of detailed summaries of any requests that are made (including the request from the Mississippi Ship Owner) and public comments to such requests are permitted by MARAD. In addition, in May 2022, one of our competitors brought an action in the United States Court of Appeals for the Second Circuit against MARAD, challenging MARAD’s decision concluding that the arrangement is a permissible time charter. In March 2024, the Second Circuit upheld MARAD’s decision.

In addition, if the Mississippi Ship Owner defaults under its ship financing arrangements, its lenders would have the right to foreclose on the ship, which could cause the ship chartered by us for operation on the Mississippi River to no longer be owned by a U.S. owner. If the ship chartered by us for operation on the Mississippi River is no longer owned by a U.S. owner for any reason, including as a result of a foreclosure, we may not be able to operate our Mississippi River itineraries or recover our investment, which could result in a substantial loss of revenue, which, in turn, could adversely affect our business, financial condition and results of operations.

In addition, while there are similarities between our existing river cruise business and the Mississippi River cruise market, this is our first entry into the U.S. river cruise market and we can give no assurance that we will be able to successfully implement our business model and strategy. We may not be able to attract a sufficiently large number of guests for the ships that we plan to time charter in order to recover our investment, which could adversely affect our business, financial condition and results of operations.

Our business is seasonal, and we may not be able to generate revenue that is sufficient to cover our expenses during certain periods of the year.

The demand for our cruises is seasonal, with the greatest demand for cruises generally occurring during the Northern Hemisphere’s summer months. This seasonality in demand has resulted in fluctuations in our revenue and results of operations. The seasonality of our results is increased due to most river vessels being taken out of service generally from November to March. Accordingly, seasonality in our operations could adversely affect our ability to generate sufficient revenue to cover the expenses we incur during certain periods of the year.

We have experienced significant growth. If we fail to effectively manage our growth, our business, financial condition and results of operations may suffer.

We have experienced significant growth, which has placed, and will continue to place, significant demands on our management, employees and our operational, financial and technology infrastructure (including internal controls). Our growth strategy has required, and will continue to require, us to commit substantial operational, financial and technical resources to develop and improve our reporting systems and procedures, information technology systems and networks and other internal controls in the United States, Europe and elsewhere. Continued growth will require us to recruit, train and retain additional highly skilled personnel. If we fail to effectively enhance our internal controls and manage our growth, our business, results of operations and financial condition may suffer.

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83.

We may not be fully insured against all risks, and we may not be able to obtain insurance for certain risks at reasonable rates.

We seek to maintain comprehensive insurance coverage at commercially reasonable rates, subject to market availability at any time. The limits of insurance coverage we purchase are based on the availability of the coverage, evaluation of our risk profile and cost of coverage. We do not carry business interruption insurance and accordingly we have no insurance coverage for loss of revenues or earnings from our ships or other operations. Accordingly, we are not protected against all risks and cannot be certain that our coverage will be adequate for liabilities actually incurred, which could result in an unexpected decrease in our revenue and results of operations in the event of an incident.

In addition, we have been and may continue to be subject to calls, or premiums, in amounts based not only on our own claim records, but also the claim records of all other members of the protection and indemnity associations through which we maintain protection and indemnity insurance coverage. Our payment of these calls could result in significant expenses to us, which could reduce our cash flows. If we were to sustain significant losses in the future, our ability to obtain insurance coverage or coverage at commercially reasonable rates could be adversely affected.

Conducting business internationally may result in increased costs and risks.

We operate our business internationally and plan to continue to develop our international presence. Operating internationally exposes us to a number of risks, including hostility from local populations, restrictions and taxes on the withdrawal of foreign investment and earnings, government policies against the cruise business, infringement of third-party intellectual property rights, difficulties in enforcing our intellectual property against infringers, stringent data privacy regulations, costly cybersecurity requirements, investment restrictions or requirements, diminished ability to legally enforce our contractual rights in foreign countries, foreign exchange restrictions and fluctuations in foreign currency exchange rates, difficulty obtaining or renewing foreign permits, approvals or licenses necessary to operate in foreign countries, trade barriers, withholding and other taxes on remittances and other payments by subsidiaries, and changes in, and application of, foreign taxation structures, including value added and excise taxes. If we are unable to address these risks adequately, our business, financial condition and results of operations could be adversely affected.

Risks Related to Our Dependence on Third Parties

If we experience delays in ship construction or ship repairs, maintenance or refurbishments or changes in costs, our business, financial condition and results of operations could be adversely affected.

Our fleet may require repairs, maintenance or refurbishments. We also continue to expand our fleet and are dependent on shipyards to build our new ships. Constructing, refurbishing, maintaining and repairing ships are complex processes that involve numerous risks, such as delays in completion and changes in costs. In addition, if the shipyards or subcontractors who construct, repair, maintain or refurbish our ships experience work stoppages, financial instability, insolvencies or other difficulties that are beyond our control and the control of the shipyards or their subcontractors, the delivery of our ships under construction or the repair, maintenance or refurbishment of our existing ships may be impaired or delayed. Although our contracts for new ships include penalties for delays in delivery by the shipyards, these penalties will not fully cover the losses and negative effects we will suffer from such delays. As a result, any failure to construct, repair, maintain or refurbish our ships on time, or at all, could require us to cancel planned departures and adversely affect our business, financial condition and results of operations. In addition, the consolidation of control of certain shipyards and increased demand for new ships, could result in less shipyard availability, thus reducing competition and increasing prices. Finally, the lack of qualified shipyard repair facilities could result in the inability to repair and maintain our ships on a timely basis. These potential events and the associated losses, to the extent that they are not adequately covered by contractual remedies or insurance, could adversely affect our business, financial condition and results of operations.

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83.

Lack of continuing availability of attractive, convenient and safe port destinations could adversely affect our business, financial condition and results of operations.

We believe that attractive, convenient and safe port destinations, including ports that are not overly congested with tourists, are major reasons why our guests choose our cruise options versus an alternative vacation option. The continuing availability of these types of ports, including the port facilities where our guests embark and disembark, is affected by a number of factors including, but not limited to, existing capacity constraints (particularly during the Caribbean winter months and Mediterranean summer months), security, safety, illness and environmental concerns, adverse weather conditions and other natural disasters, financial limitations on port development, political instability, exclusivity arrangements that ports may have with our competitors, local governmental regulations and fees and local community concerns about both port development and other adverse impacts on their communities from additional tourists. The inability to continue to utilize, maintain, rebuild, if necessary, or increase the number of ports that our ships call on could adversely affect our business, financial condition and results of operations.

We rely on travel agencies to generate a material portion of our sales.

We rely on travel agencies to generate a material portion of our sales. We have preferred relationships with large travel agent consortia and these relationships are important to our business. However, these relationships are at will and no assurances can be made that we will be able to maintain these relationships. The loss of any one of these preferred relationships could disrupt our travel agent distribution system and have an adverse impact on our business. In addition, a significant number of our guests book their cruises through independent travel agents. We believe we offer competitive commissions and other incentives for selling our cruises. However, there can be no guarantee that our competitors will not offer higher commissions and incentives in the future, which could lead independent travel agents to more heavily promote our competitors’ products, thereby lowering our revenue potential and profitability, or causing us to increase our commissions and other incentives in the future, in turn increasing our costs and lowering profitability. In addition, a reduction in the number of travel agencies or independent travel agents promoting and booking our cruises could adversely affect our business, financial condition and results of operations.

Reductions in the availability of and increases in the prices for the services and products provided by our vendors could adversely affect our business and revenues. In addition, our vendors may act in ways that could adversely affect our business, financial condition and results of operations.

While we manage most of our operations in house in an effort to provide consistent quality to our guests and to control our costs, we also rely on third-party vendors to provide certain services that are integral to the operation of our business. For example, we rely on third-party vendors to provide nautical services and certain onboard services for our ocean and expedition cruises. We also rely on third-party vendors to own and operate our chartered vessels, including the Viking Mississippi and the Viking Saigon. If these service providers or any of our other service providers suffer financial hardship or are otherwise unable to continue providing such services, we cannot guarantee that we will be able to replace such service providers in a timely manner, which may cause an interruption in our operations. To the extent that we are able to replace such service providers, we may be forced to pay an increased cost for equivalent services. Both the interruption of operations and the replacement of third-party service providers at an increased cost could adversely affect our financial condition and results of operations. When we rely on third-party vendors to provide services that are integral to the operation of our business, we are also subject to the risk that certain decisions or actions by third-party vendors could adversely affect our business, financial condition and results of operations. A failure to adequately monitor a third-party vendor’s compliance with our service, regulatory and legal requirements could result in significant economic harm to us.

Factors outside of our control, including global inflation, labor shortages, the outbreak and escalation of armed conflict (e.g., the Russia-Ukraine and Israel-Hamas conflicts) and economic and trade sanctions, may also

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83.

affect the financial viability of other key vendors in our supply chain, including hotel, restaurant and shore excursion suppliers, cause an increase in the cost of the services and products provided by our vendors or create supply chain issues that impact our ability to provide our guests with food, linens or toiletries. Any interruption in the services or goods we purchase from our vendors, or an increase in the cost of the services and products provided by our vendors, may adversely affect demand for our cruises, which could adversely affect our business, financial condition and results of operations.

We rely on scheduled commercial airline services to transport our guests to or from the cities where our cruises embark and disembark.

Our guests depend on scheduled commercial airline services to transport them to or from the cities where our cruises embark and disembark. In addition, some of our cruise destinations, such as Antarctica, are served by only a few airlines, which means that availability can be limited and the lack of competition impedes discounted pricing. Changes or disruptions in airline services as a result of strikes, financial instability or viability, technology infrastructure issues, adverse weather conditions, natural disasters, illness, government travel restrictions or other events or the lack of availability due to schedule changes or other reasons could adversely affect our ability to transport guests to or from our ships and thereby increase our cruise operating expenses or result in loss of revenue, which would, in turn, have an adverse effect on our financial condition and results of operations. In addition, increases in the prices of airfares due to increases in fuel prices, fuel surcharges or a high level of airline bookings may impact our costs and profitability or increase the overall vacation price to our guests and may adversely affect demand for our cruises, which could adversely affect our business, financial condition and results of operations.

Credit card processing terms and requirements, adverse changes in guest payment policies, and consumer protection legislation or regulations could negatively affect our financial condition.

We generate significant cash flows through sales of future cruises, which we use to fund our working capital requirements, and we rely on multiple credit card processors for collection of guests’ funds for such future cruise purchases. Credit card processors have financial risk associated with tickets purchased for travel, which can occur several months after the purchase. Such financial institutions may withhold a portion of payments related to receivables to be collected or may require that we maintain a cash or other collateral reserve equal to a portion of the advance bookings that have been processed by that financial institution if we do not maintain certain minimum liquidity levels or if they determine our credit risk has increased. In times of financial instability or distress, such as in 2008 and during the COVID-19 pandemic, our credit card processors have increased the required amount of withholdings or reserves.

Risks Related to Our Intellectual Property and Information Technology

The Viking name and brand are integral to the success of our business.

The Viking name and brand are integral to the success of our business and to the implementation of our strategies for expanding our business. We believe that the brand we have developed has significantly contributed to the success of our business and is critical to maintaining and expanding our guest base. Maintaining and enhancing our brand may require us to make substantial investments in our fleet, new luxury offerings, marketing and operations, and these investments may not be successful. Additionally, our brand may also be adversely affected if our public image is tarnished by negative publicity, which could adversely affect our business, financial condition and results of operations.

We rely on intellectual property protections that can be challenged and revoked or invalidated by third parties.

We rely on common law rights and registered trademarks to protect our brand in a number of jurisdictions. Such trademark rights are vulnerable to challenge by third parties and we have in the past been, and are currently,

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PURSUANT TO 17 CFR 200.83.

involved in trademark oppositions with various third parties. Certain of these matters have resulted in co-existence agreements whereby we have agreed that our trademarks and the trademarks of relevant third parties are able to co-exist on certain terms. We do not believe that the terms of these existing co-existence arrangements materially restrict or will restrict the operation of our business, but future co-existence arrangements could impose such restrictions. We have also not been able to secure trademark registrations for certain of our key brands in certain categories of goods or services in certain jurisdictions where we use those brands due to prior rights and we may be similarly restricted from protecting our brands in the future. To the extent that we operate now or in the future in jurisdictions in which we have not secured registered trademark rights, we operate at the risk of infringing the rights of third parties and of not being able to prevent third parties from using our brands.

We also have registered Community designs (and equivalents in the United Kingdom) covering the European Union and the United Kingdom in respect of aspects of our efficient ship designs and registered copyrights in the United States for certain marketing materials, videos and other publications. Registered intellectual property rights are inherently vulnerable to revocation and invalidity actions and while we have no reason to believe that our current designs would not withstand any such challenges, we cannot guarantee that any such actions will not succeed. In addition, registered Community design rights in the European Union (and equivalents in the United Kingdom) are not substantively assessed at the point of application (unlike other registered intellectual property rights). Instead, they proceed to registration and their validity can then be challenged by third parties. As such, the protection conferred by registered Community design rights (and equivalents in the United Kingdom) is generally considered to be more vulnerable than that of other registered rights.

Trademarks and registered Community design rights are territorial in nature and only provide protection in the territory in which they are registered and, for trademarks, are further limited to the scope of goods and services that the registrations cover. They also will only continue to be valid if we continue to pay the applicable registration maintenance fees and, in some jurisdictions, can demonstrate adequate use. Valid registered trademarks can last indefinitely if renewed as required. Registered Community design rights in the European Union (and equivalents in the United Kingdom) are valid for a maximum of 25 years where they are renewed every five years.

Finally, we own a number of registered domain names that are material to our business. These expire and we rely on our renewing these registrations in a timely manner in order to maintain the right to use the domain names. We may not be able to, or it may not be cost effective to, acquire or maintain all domain names that utilize the name “Viking” or other business brands in all of the countries in which we currently conduct or intend to conduct business. If we lose the ability to use a domain name, a third party could take over the registration, and we may incur significant additional expenses to market our products within that country, including the development of new branding.

Any failure to protect our intellectual property rights could impair our brands, negatively impact our business or both.

Our success and ability to compete depend in part on protecting our brands and other intellectual property, including our ability to register and freely use our trademarks in order to capitalize on name-recognition and increase awareness of our brands. We rely on a combination of trademark, patent, copyright, trade secrets and other rights, as well as confidentiality procedures and contractual provisions to protect our intellectual property and proprietary technology. The steps we take to protect our intellectual property rights, however, may not be adequate. For example, not all of the trademarks that are used in our business have been registered in all countries in which we do business or may do business in the future, and some of the trademarks may never be registered in all of these countries. We could also lose our current rights to invalidity or revocation actions in the future. Our current applications to register intellectual property are in some cases the subject of oppositions from third parties and we have also in the past, and are currently, involved in communications with intellectual property registries regarding the registrability of certain of our intellectual property in certain jurisdictions.

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83.

Rights in trademarks are generally national in character, and are obtained on a country-by-country basis by the first person to obtain protection through use or registration in that country in connection with specified products and services. Some countries’ laws do not protect unregistered trademarks at all, or make them more difficult to enforce, and third parties may have filed for trademarks that are the same or similar to our brands in countries where we have not registered our brands as trademarks. Although we have been using these brands for some time, there is a risk that third parties could bring infringement or other actions against us for the use of these brands if they have prior rights in such marks. In jurisdictions where we are unable to secure trademarks to protect our brands, we may be limited in our ability to prevent third parties from using our brands for identical or similar goods and services. Accordingly, we may not be able to adequately protect or freely use our brands everywhere we do business and use of our brands may result in liability for trademark infringement, trademark dilution or unfair competition. In addition, the laws of some foreign countries do not protect intellectual property to the same extent as the laws of the United States, and there is no certainty that all of our trademark, patent or copyright applications will proceed to registration or grant, and existing or future registrations may not provide sufficient protection or competitive advantages for our products and services. In the event that we are not able to obtain grants or registrations in respect of such intellectual property applications, we may not be able to obtain statutory protections available under the relevant intellectual property laws, which could limit our ability to protect our intellectual property and impede our marketing efforts. In addition, we cannot be certain that our products and technology do not and will not infringe the intellectual property rights of others, and third parties may seek to challenge, invalidate or circumvent our trademark, patent, copyright, trade secrets and other rights or applications for any of the foregoing. Furthermore, it is difficult for us to monitor unauthorized uses of our intellectual property, and if we become aware of a third party’s unauthorized use or misappropriation of our intellectual property, it may not be practicable, effective or cost-efficient for us to enforce our intellectual property and contractual rights fully. In order to protect or enforce our intellectual property rights, we may be required to spend significant resources. Regardless of the merits of any such claim as a plaintiff or defendant, litigation could be costly, time-consuming, distracting and we may not prevail, which could result in the impairment or loss of intellectual property rights. To the extent claims against us are successful, we may have to pay substantial monetary damages (including treble damages), or discontinue or modify certain products or services that are found to be in violation of another party’s rights. We may have to seek a license to continue offering our products or technology, which may not be available on reasonable terms, or at all. Our failure to secure, protect and enforce our intellectual property rights could adversely affect our business. From time to time, we allow our registered trademarks to lapse as we consider them no longer to be of commercial value.

Breaches in data security or other disturbances to our information technology systems and networks and operations could adversely affect our business, financial condition and results of operations.

We rely on software (including third-party software) and other information technology systems and networks to run our business, including, among other things, managing our guest database and our inventory of staterooms held for sale and setting pricing in order to maximize our yields. We also rely on our information technology systems and networks for our onboard and onshore operations, as well as our accounting systems. We own and manage some of these systems but also rely on third parties for a range of systems and related products and services, including but not limited to, cloud computing services. As a result, our ability to operate our business efficiently and effectively depends in part on the reliability of our information technology systems and networks, as well as third-party technologies, systems and service providers. We face evolving cybersecurity risks that threaten the confidentiality, integrity and availability of these systems and our confidential information, including from diverse threat actors, such as state-sponsored organizations, opportunistic hackers and hacktivists, as well as through diverse attack vectors, such as social engineering/phishing, malware (including ransomware), malfeasance by insiders, human or technological error, and as a result of bugs, misconfigurations or exploited vulnerabilities in software or hardware. There is no certainty of uninterrupted availability of these systems and disruptions for any reason, including as a result of natural disasters or similar events, information systems failures, computer viruses or other cyber-attacks, or other unauthorized access thereto or improper use thereof, could impair our operations and have an adverse impact on our business, financial condition and results of operations.

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83.

Due to concerns about data security and integrity, a growing number of legislative and regulatory bodies have adopted breach notification and other requirements in the event that information subject to such laws is accessed by unauthorized persons and additional regulations regarding security of such data are possible. We may need to notify governmental authorities and affected individuals with respect to such incidents. For example, laws in the European Union, the United Kingdom and the United States may require businesses to provide notice to individuals whose personal data has been disclosed as a result of a data security breach. Complying with such numerous and complex regulations in the event of a data security breach would be expensive and difficult, and failure to comply with these regulations could subject us to regulatory scrutiny and additional liability. We may also be contractually required to notify counterparties of a security incident, including a data security breach. Regardless of our contractual protections, any actual or perceived data security breach, or breach of our contractual obligations, could harm our reputation and brand, expose us to potential liability or require us to expend significant resources on data security and in responding to any such actual or perceived breach.

If our security systems were breached, credit card and other sensitive data could also be at risk. For example, we and certain of our third-party service providers collect, process, transmit and store a large volume of personal data, including email addresses and home addresses and financial data such as credit card information. The security of the systems and network where we and our service providers store this data is a critical element of our business, and these systems and our network may be vulnerable to computer viruses, cyber-attacks, hackers and other security issues. As cybersecurity threats rapidly evolve in sophistication and become more prevalent globally, particularly due to the swift growth and increased use of AI systems, the associated risks described above may increase. Given that the techniques used in cyber-attacks change frequently and may be difficult to detect for periods of time, we (and our service providers) may face difficulties in anticipating and implementing adequate preventative measures or mitigating harms after such an attack.

We cannot assure you that the precautions we have taken to avoid an unauthorized incursion of our information systems are either adequate or implemented properly to prevent, immediately detect or promptly address a data breach. Because we rely on third-party suppliers and service providers, such as cloud services that support our internal and customer-facing operations, successful cyberattacks that disrupt or result in unauthorized access to third-party information systems can materially impact our operations and financial results. Any compromise of our information systems resulting in the loss, disclosure, misappropriation of or access to the personal data of our guests, prospective guests or employees could result in governmental investigations, civil liability, regulatory penalties under laws protecting the privacy of personal data, legal claims or proceedings (such as class actions), business interruption, damages to intangible property or loss of consumer confidence, any of which could adversely affect our business, financial condition and results of operations. Additionally, any material failure by us or our service providers to maintain compliance with the Payment Card Industry Data Security Standard and other security requirements or to rectify a data security issue may result in fines and restrictions on our ability to accept credit cards as a form of payment. We cannot guarantee that any costs and liabilities incurred in relation to an attack or incident will be covered by our existing insurance policies or that applicable insurance will be available to us in the future on economically reasonable terms or at all.

We collect, process, store, use and share data, some of which contains personal data, which subjects us to complex and evolving governmental regulation and other legal obligations related to data privacy, data protection and information security, which are subject to change and uncertain interpretation.

We collect, maintain, transmit and store data about our customers, partners, consultants, personnel and other individuals, which includes payment card information and personal data, as well as confidential information. We depend on a number of third-party vendors in relation to the operation of our business, a number of which process data, including personal data, on our behalf. We and our vendors are subject to a variety of local and international data privacy laws, rules, regulations, industry standards and other requirements, including those that apply generally to the handling of personal data, and those that are specific to certain industries, sectors, contexts, or locations. These requirements, and their application, interpretation and amendment are constantly evolving and developing.

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83.

For example, in Europe, we are subject to the General Data Protection Regulation (EU) 2016/679 (“EU GDPR”) and the United Kingdom data protection regime consisting of the UK General Data Protection Regulation and the United Kingdom’s Data Protection Act 2018 (the “UK GDPR” and, together with the EU GDPR, the “GDPR”). The UK data protection regime may diverge from the EU data protection regime over time. The EU GDPR and UK GDPR govern our collection, control, processing, sharing, disclosure and other use of personal data and imposes strict data protection compliance obligations including: providing detailed disclosures about how personal data is collected and processed; demonstrating that an appropriate legal basis is in place or otherwise exists to justify data processing activities; granting rights for data subjects in regard to their personal data; introducing the obligation to notify data protection regulators (and in certain cases, affected individuals) of certain personal data breaches (including those suffered by our service providers); imposing limitations on retention of personal data; maintaining certain required documentation; restrictions on international data transfers (which have heightened in the light of recent case law and regulatory guidance); requirements in relation to contracting; and complying with the principal of accountability and the obligation to demonstrate compliance through policies, procedures, training and audit.

Failure to comply with the GDPR could result in penalties for noncompliance. Fines of up to €20 million or 4% of total annual global turnover (whichever is greater) could be imposed for violation of the EU GDPR and fines of up to £17.5 million or 4% of total annual global turnover (whichever is greater) could be imposed for violation of the UK GDPR. Since we are subject to the supervision of local data protection authorities under both the EU GDPR and UK GDPR, fines could arise independently under each in respect of a single incident. In addition, violations of the GDPR could result in regulatory investigations, reputational damage, orders to cease or change our processing activities, enforcement notices or assessment notices (for compulsory audit). We may also face civil claims, including representative actions and other class action type litigation (where individuals have suffered harm), potentially amounting to significant compensation or damages liabilities as well as associated costs, diversion of internal resources and reputational harm.

The cross-border data transfer landscape globally (including in the European Economic Area, United Kingdom and United States) is continually evolving, and certain jurisdictions have enacted or are considering enacting cross-border data transfer restrictions and laws requiring data localization, which may affect our ability to process or transfer personal data to other countries. The EU GDPR and UK GDPR regulate cross-border transfers of personal data out of the European Economic Area and the United Kingdom. Case law from the Court of Justice of the European Union (“CJEU”) states that reliance on the standard contractual clauses (a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism) alone may not necessarily be sufficient in all circumstances and that transfers must be assessed on a case-by-case basis. We currently rely on the EU standard contractual clauses and the UK Addendum to the EU standard contractual clauses as relevant to transfer personal data outside the European Economic Area and the United Kingdom with respect to both intragroup and third-party transfers. We expect the existing legal complexity and uncertainty regarding international personal data transfers to continue. Any failure to comply with these complex regulatory requirements may adversely impact our operations. As the regulatory guidance and enforcement landscape in relation to data transfers continue to develop, we could suffer additional costs, complaints or regulatory investigations or fines; we may have to stop using certain tools and vendors and make other operational changes; or it could otherwise affect the manner in which we provide our services, any of which could adversely affect our business, operations and financial condition. Inability to import personal data to the United States may significantly and negatively impact our business.

In the United States, the Federal Trade Commission and state regulators enforce a variety of data privacy-related obligations, such as promises made in privacy policies or failures to appropriately protect information about individuals, as unfair or deceptive acts or practices in or affecting commerce in violation of the Federal Trade Commission Act or similar state laws. In addition, certain states have adopted new or modified privacy and security laws and regulations that may apply to our business. For example, in 2018, California enacted the California Consumer Privacy Act, which came into effect in January 2020, and was subsequently amended by the California Privacy Rights Act effective January 1, 2023 (the “CCPA”). The CCPA imposes obligations on certain

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PURSUANT TO 17 CFR 200.83.

businesses that process personal information of California residents. Among other things, the CCPA: requires disclosures to such residents about the data collection, use and disclosure practices of covered businesses; provides such individuals expanded rights to access, delete, and correct their personal information, and opt-out of certain sales or transfers of personal information; and provides such individuals with a private right of action and statutory damages for certain data breaches. The enactment of the CCPA has prompted other states to promulgate or review the need for their own comprehensive consumer privacy laws, which similarly give residents rights with respect to their personal data and provide for civil penalties for violations. Additionally, U.S. federal regulators have increasingly sought to protect personal data. For example, in July 2023 the Securities and Exchange Commission adopted rules to enhance and standardize disclosures regarding cybersecurity risk management, strategy, governance and incidents by certain businesses. Separately, we send marketing messages via email and are subject to the federal CAN-SPAM Act, which imposes certain obligations regarding the content of emails and providing opt-outs (with the corresponding requirement to honor such opt-outs promptly). While we strive to ensure that all our marketing communications comply with the requirements set forth in the CAN-SPAM Act, any violations could result in the Federal Trade Commission seeking civil penalties against us. Additionally, we expect that there will continue to be new proposed laws, regulations, and industry standards concerning data privacy, data protection, and information security in the United States and other jurisdictions at all levels of legislature, governance, and applicability. We cannot yet fully determine the impact that these or future laws, rules and regulations may have on our business or operations.

We are also subject to evolving European Union and United Kingdom laws on cookies and electronic-marketing. In the European Union and in the United Kingdom, under national laws derived from the e-Privacy Directive, informed consent is required for the placement of a cookie or similar technologies on a customer’s device and for direct electronic marketing. The GDPR also imposes conditions on obtaining valid consent for cookies, such as a prohibition on pre-checked consents and a requirement to ensure separate consents are sought for each type of cookie or similar technology. European court decisions and regulators’ guidance have been driving increased attention to cookies and tracking technologies and the online behavioral advertising ecosystem. This could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, increase costs and subject us to additional liabilities. In addition, regulation of cookies and similar technologies, and any decline of cookies or similar online tracking technologies as a means to identify and potentially target customers, may lead to broader restrictions and impairments on our marketing and personalization activities and may negatively impact our efforts to understand customers. In light of the complex and evolving nature of European Union, European Union Member State and United Kingdom privacy laws on cookies and tracking technologies, there can be no assurances that we will be successful in our efforts to comply with such laws; violations of such laws could result in regulatory investigations, fines, orders to cease/ change our use of such technologies, as well as civil claims including class actions, and reputational damage.

The adoption of further data privacy and security laws may increase the cost and complexity of implementing any new offerings in other jurisdictions. Any failure, or perceived failure, by us to comply with our posted privacy policies or data privacy or consumer protection-related laws, regulations, industry self-regulatory principles, industry standards or codes of conduct, regulatory guidance, orders to which we may be subject or other legal or contractual obligations relating to data privacy or consumer protection could adversely affect our reputation, brands and business, and may result in regulatory investigations, administrative fines, claims, proceedings or actions against us by governmental entities, customers, suppliers or others, class actions, or other liabilities or may require us to change our operations or cease using certain data sets. Any such claims, proceedings or actions could hurt our reputation, brands and business, force us to incur significant expenses in defense of such proceedings or actions, distract our management, increase our costs of doing business, result in a loss of customers and third-party partners and result in the imposition of significant damages, liabilities or monetary penalties.

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PURSUANT TO 17 CFR 200.83.

A failure to keep pace with developments in technology could impair our operations or competitive position.

Our business continues to demand the use of sophisticated systems and technology. These systems and technologies must be refined, updated and replaced with more advanced systems on a regular basis in order for us to meet our guests’ demands and expectations. In addition, the rise of remote working places additional demands on our systems and technologies. If we are unable to maintain, refine, update or replace our systems and technologies on a timely basis or within reasonable cost parameters, or if we are unable to appropriately and timely train our employees to operate any of these new systems, our business could suffer. We also may not achieve the benefits that we anticipate from any new system or technology, such as fuel abatement technologies, and a failure to do so could result in higher than anticipated costs or could impair our operating results.

Risks Related to Our Indebtedness

We are highly leveraged. We have substantial indebtedness and we may not be able to generate sufficient cash to service all of our indebtedness or to obtain additional financing if necessary.

As of June 30, 2024, we had $5,199.6 million of Total Debt. Our high level of indebtedness will restrict our operations. Among other things, our indebtedness will:

•	limit our flexibility in planning for, or reacting to, changes in the markets in which we compete;

•	place us at a competitive disadvantage relative to our competitors with less indebtedness;

•	render us more vulnerable to general adverse economic, regulatory and industry conditions;

•	require us to dedicate a substantial portion of our cash flow to service our debt;

•	limit our ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes;

•	expose us to the risk of increased rates as, over the term of our debt, the interest cost on a significant portion of our indebtedness is subject to changes in interest rates; and

•	limit our ability to secure adequate bank financing in the future with reasonable terms and conditions.

Our ability to make scheduled payments on or to refinance our debt obligations depends on our future performance and our ability to generate cash from our operations, which is subject to, among other things, the success of our business strategy, customer demand, increased competition, overcapacity, prevailing economic conditions and financial, competitive, legislative, legal, regulatory and other factors, including those other factors discussed in these “Risk Factors,” many of which are beyond our control. We cannot assure you that we will be able to generate a level of cash flow from operations sufficient to permit us to pay the principal, premium, if any, and cash interest on our indebtedness or that future borrowings will be available to us in an amount sufficient and on satisfactory terms to enable us to service and repay our indebtedness.

In addition, some of our existing debt agreements include a material adverse change clause, which permits the lenders to subjectively determine when a material adverse change in our business or financial condition occurs. If these lenders were to determine that there had been a material adverse change in our business or financial condition or our ability to perform our obligations under these debt agreements, it may result in an event of default under these debt agreements. Certain of the agreements governing our indebtedness contain, and future debt agreements are expected to contain, cross-default provisions, meaning that if we are in default under certain of our current or future debt obligations, amounts outstanding under our current or other future debt agreements may also be in default, accelerated and become due and payable. In addition, we have pledged a significant portion of our assets as collateral under our existing debt agreements. Some of our existing debt agreements also include loan-to-value requirements, which may require us to pledge additional collateral or make additional principal payments in the event that our assets become less valuable. If any of the holders of our indebtedness accelerate the repayment of our indebtedness, there can be no assurance that we will have sufficient assets to repay our indebtedness.

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83.

We require a significant amount of cash to service our debt and sustain our operations.

Our ability to meet our debt service obligations or refinance our debt depends on our future operating and financial performance and ability to generate cash. This will be affected by our ability to successfully implement our business strategy, as well as general economic, financial, competitive, regulatory and other factors beyond our control. If we cannot generate sufficient cash to meet our debt service obligations or fund our other business needs, we may, among other things, need to refinance all or a portion of our debt, obtain additional financing, delay planned capital expenditures or sell assets. For example, we require significant cash to purchase additional ships. Our debt service obligations also increased as a result of the COVID-19 pandemic, including due to debt raised during the cessation of our operations and payment deferrals under some of our existing financings. We cannot assure you that we will be able to generate sufficient cash through any of the foregoing. If we are not able to refinance any of our debt, obtain additional financing or sell assets on commercially reasonable terms or at all, we may not be able to satisfy our obligations with respect to our debt and sustain our operations.

Despite current indebtedness levels and restrictive covenants, we may incur additional indebtedness. This could further exacerbate the risks associated with our substantial financial leverage.

Despite current indebtedness levels and restrictive covenants, we expect to incur additional indebtedness in connection with the expansion of our fleet and may incur other indebtedness to finance our operations and other capital needs. Although the agreements governing our indebtedness contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of thresholds, qualifications and exceptions, and the additional indebtedness incurred in compliance with these restrictions could be substantial. Additionally, these restrictions may not prevent us from incurring obligations that are preferential to our ordinary shares, such as preferred shares. If additional debt is incurred, the related risks that we now face as a result of our leverage would intensify.

Our indebtedness, and the agreements governing our indebtedness, may limit our flexibility in operating our business.

The agreements governing our indebtedness contain, and any instruments governing future indebtedness of ours may contain, covenants and event of default clauses, including cross-default provisions, that impose significant operating and financial restrictions on us, including restrictions or prohibitions on our ability to, among other things:

•	incur or guarantee additional debt or create certain liens;

•	pay dividends or make other restricted payments;

•	make certain investments or repurchase or redeem share capital or subordinated debt;

•	consummate certain asset sales;

•	enter into certain transactions with affiliates;

•	enter into arrangements that restrict dividends; and

•	consolidate or merge with any person or transfer or sell all or substantially all of our assets.

We cannot assure you that any of these limitations will not hinder our ability to finance operations and capital needs and our ability to pursue business opportunities and activities that may be in our interest. In particular, restrictions on our ability to incur additional debt may limit our ability to grow our fleet if we are unable to incur debt financing for additional ships. In addition, our ability to comply with these covenants and restrictions may be affected by events beyond our control.

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

As of June 30, 2024, 8.3% of the principal outstanding on our Total Debt had variable interest rates. Market interest rates have increased over the past several years and may continue to increase as a result of action by the U.S. Federal Reserve and other factors, and as a result, variable-rate debt will create higher debt service requirements, which would adversely affect our cash flow. If interest rates increase, our debt service obligations on this variable rate indebtedness would increase even though the amount borrowed remained the same.

In addition, a portion of our borrowings used London interbank offered rates (“LIBOR”) as a benchmark for establishing applicable rates for borrowings in U.S. dollars. On March 5, 2021, the Financial Conduct Authority (the “FCA”) announced in a public statement that all LIBOR tenors, including U.S.-dollar LIBOR, and overnight and 12-month US dollar LIBOR settings will cease to be published or will no longer be representative as of June 30, 2023, though the FCA is requiring the publication of the one-month, three-month and six-month U.S.-dollar LIBOR on a non-representative, synthetic basis until September 2024. The Alternative Reference Rate Committee, a committee convened by the Federal Reserve that includes major market participants, identified the Secured Overnight Financing Rate (“SOFR”), a new index calculated by short-term repurchase agreements that is backed by United States Treasury securities, as its preferred alternative rate for LIBOR.

All of our previously U.S.-dollar LIBOR-based loans are now based on SOFR. There can be no assurance that SOFR will perform in the same way as LIBOR would have at any time, including as a result of changes in interest and yield rates in the market, market volatility or global or regional economic, financial, political, regulatory, judicial or other events.

The impact of volatility and disruptions in the global credit and financial markets may adversely affect our ability to borrow and could increase our counterparty credit risks.

Our ability to purchase additional ships depends on the availability of ship financing on satisfactory terms and there can be no assurance that we will be able to borrow additional money on terms as favorable as our current debt, on commercially acceptable terms, or at all. Ship financing may become unavailable for a number of reasons, including, among others, our inability to meet the conditions of such financing, a disruption of the capital and credit markets or rising interest rates. A failure in our ability to obtain sufficient ship financing on satisfactory terms, or at all, could delay or prevent our ability to order or take delivery of new ships. If the failure to obtain financing resulted in a breakage or cancellation of a binding shipbuilding contract on our part, it could result in, among other things, the forfeiture of any payments we have made and the imposition of contractual liquidated and other damages. In addition, our shipbuilding contracts include a clause that permits the shipyard to terminate the shipbuilding contract if it subjectively determines that the contracting party is unable to pay its debts as they fall due. If the shipyard were to make this determination, the shipyard may decide to cancel the shipbuilding contract, which could delay or disrupt our planned ship deliveries.

Disruptions in the global credit and financial markets could also cause counterparties under our derivatives, contingent obligations, insurance contracts and other third-party contracts to be unable to perform their obligations or to breach their obligations to us under our contracts with them, which could include failures of financial institutions to fund required borrowings under our loan agreements and to pay us amounts that may become due under derivative contracts and other agreements. In addition, we may be limited in obtaining funds to pay amounts due to counterparties under derivative contracts and to pay amounts that may become due under other agreements. If we were to elect to replace any counterparty for its failure to perform its obligations under such instruments, we would likely incur significant costs to replace the counterparty. Any failure to replace any counterparties under these circumstances may result in additional costs to us or an ineffective instrument.

In addition, if our credit ratings were to be downgraded, or general market conditions were to ascribe higher risk to our rating levels, our industry, or us, our access to capital and the cost of any debt or equity financing could be negatively impacted. There is no guarantee that debt or equity financings will be available in the future to fund our obligations, or that they will be available on terms consistent with our expectations.

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83.

Risks Related to Other Legal, Regulatory and Tax Matters

We are subject to complex laws and regulations, including environmental laws and regulations.

We are subject to various international, national, state and local laws, regulations and treaties related to, among other things, environment protection, health and safety of workers and access for disabled persons. Our vessel operations are also subject to the applicable laws and regulations of the flag state and classification society. Compliance with such laws, regulations and treaties entails significant expense and attention from management, which could adversely affect our operations. New legislation, regulations or treaties, or changes thereto, or interpretations or implementations thereof, especially where such regulations conflict with the regulations in effect in other jurisdictions in which we operate, or changes in circumstances could also affect our operations and may subject us to increased compliance costs in the future.

In addition, we are required by various governmental and regulatory agencies to obtain certain permits, licenses and certificates with respect to our operations. If we are unable to obtain or maintain access to any of the required permits, licenses or certificates, we may be subject to various penalties, such as fines or suspension of operations, which could affect our operations and may have a material adverse effect on our business, financial condition and results of operations.

We believe that environmental laws and regulations in particular will continue to be focused on by relevant government authorities in the United States, European countries and the other countries in which we operate or may operate due to an increased focus on greenhouse gas and other emissions from global regulators, consumers and other stakeholders, which may have a material impact on our business. For example, we may be impacted by the EU’s Fit for 55 package, which includes updates to the Emissions Trading Systems relating to the need to acquire carbon emission allowances and proposed reforms to the EU’s Energy Taxation Directive, which imposes taxes on fuel purchased in the EU. In July 2023, the European Council adopted a new regulatory proposal, the FuelEU Maritime initiative, which sets out a long-term framework to reduce emissions by increasing the use of sustainable alternative fuels and shore power. In addition, the U.S. Environmental Protection Agency and the IMO (a United Nations agency with responsibility for the safety and security of shipping and the prevention of marine pollution by ships) is currently considering various other proposals which aim to reduce emissions within the global shipping industry. For example, the IMO adopted two requirements that went into effect in 2023, the Carbon Intensity Indicator and Energy Efficiency Ship Index, which each regulate carbon emissions for ships. Further, in March 2024, the SEC adopted a new rule that would require companies to make certain climate-related disclosures, including information about climate-related risks, greenhouse gas emissions and certain climate-related financial statement metrics. Regulatory efforts, both internationally and in the United States, including in various states (for example, California’s Climate Corporate Data Accountability Act and the Climate-Related Financial Risk Act signed into law in October 2023), are evolving, including the international alignment of such efforts, and we cannot determine what final regulations will be enacted or their ultimate impact on our business. Climate change-related regulatory activity and developments that require us to reduce our emissions, which includes both the EU and IMO proposals discussed above, and may include regulatory efforts in the United States at a federal or state-level in the future, may adversely affect our business and financial results by requiring us to make capital investments in new equipment or technologies, pay for carbon emissions, purchase carbon offset credits, or otherwise incur additional costs or take additional actions related to our emissions. Such activity may also impact us indirectly by increasing our operating costs, including fuel costs. Regulatory developments may also result in the inability to operate vessels that do not meet certain standards, the acceleration of the removal of less fuel-efficient vessels from our fleet and impact the resale value of our vessels in the future. In addition, we have invested in certain technologies to reduce our future environmental impact, including shore power and a partial hybrid propulsion system based on liquid hydrogen and fuel cells for our next generation of ocean ships. There can be no assurance that these technologies will develop as anticipated or that they will allow us to comply with future environmental regulations. If we are unable to use these technologies or these technologies become more expensive than expected, it may increase our operating costs or increase the impact of future environmental regulations on our business.

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83.

Growing recognition among consumers globally of the negative effects of climate change and the impact of greenhouse gasses and other emissions may lead to material changes in consumer preferences. For instance, our guests may choose a vacation option that they perceive as operating in a manner that is more sustainable for the climate, seek alternative methods of travel, or reduce the amount and frequency of their travel. In addition, some environmental groups have lobbied for more extensive oversight of cruise ships and have generated negative publicity about the cruise industry and its environmental impact. The U.S. and various state and foreign government and regulatory agencies have enacted or are considering new environmental regulations and policies aimed at reducing the threat of invasive species in ballast water, requiring the use of low-sulfur fuels, increasing fuel efficiency requirements and further restricting emissions, including those of green-house gases, and improving sewage and greywater-handling capabilities. Compliance with such laws and regulations may entail significant expenses for ship modification and changes in operating procedures, which could adversely affect our operations. The governing bodies that promulgate the laws and regulations related to disabled persons may also require changes to existing practices and the introduction of new physical facilities that are sufficient to meet the needs of cruise guests with disabilities. If new proposals are introduced that are applicable to the cruise industry, the adoption of any such new laws, regulations or compliance agreements could require further enhancements to our ships, resulting in increased operating expenses and capital expenditures and we cannot assure you that we will be able to comply or maintain compliance with such laws, regulations or compliance agreements.

We are subject to a number of anti-corruption laws governing our operations.

We are subject to various laws and regulations relating to anti-corruption and anti-bribery, such as the U.S. Foreign Corrupt Practices Act (“FCPA”) and the UK Bribery Act 2010, which generally prohibit companies from making improper payments of anything of value (including money, gifts, travel, entertainment, in-kind benefits or charitable contributions) to government officials or private parties for the purpose of obtaining or retaining business or other business advantages. In operating our business (including the China JV Investment), we and our intermediaries encounter government officials and interact with government-owned entities, and operate in parts of the world that have experienced corruption to some degree.

We also are required to comply with the accounting provisions of the FCPA, which require us to maintain reasonably detailed and accurate books, records, and accounts, and to devise and maintain a system of adequate internal controls.

Although we have implemented policies, procedures, and controls designed to promote compliance with the FCPA and other applicable anti-corruption laws by our employees and intermediaries, there are no guarantees that such persons will comply with such controls or applicable anti-corruption laws at all times. Any actual or potential violation of these laws, or allegations or investigations relating to the same, could disrupt or have a material adverse effect on our business, financial condition and reputation.

Various trade, financial and economic sanctions and export control laws and regulations imposed upon the countries in which we operate may adversely affect our activities or dealings in or with such countries, as well as our business, financial condition and results of operations.

Our business activities are subject to requirements and prohibitions under various trade, financial and economic sanctions an export control laws and regulations, including, without limitation, the sanctions programs of the U.S. Department of the Treasury’s Office of Foreign Assets Control, the European Union and its member states, and His Majesty’s Treasury of the United Kingdom (including the Office of Financial Sanctions Implementation). These programs may prohibit or restrict our ability to, directly or indirectly, conduct activities or dealings in or with certain countries or territories or involving certain persons, or otherwise affect our business. For example, the United States, the European Union, the United Kingdom and a number of other countries have introduced (and continue to enhance) a variety of economic trade, financial and other sanctions and export controls against Russia, including in response to Russia’s ongoing invasion of Ukraine. Pursuant to these measures, certain persons, including a number of Russian government officials, business persons, banks

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83.

and companies, became subject to blocking sanctions or related trade, investment, immigration and financial restrictions or export controls. The basic practical consequences of these measures against Russia are that:

•

in the case of blocking sanctions/asset freezes, U.S., EU and UK persons (and persons resident in, or nationals of, other jurisdictions which have implemented similar sanctions) cannot directly or indirectly engage in business with such designated persons (including persons they own or control), deal with their assets or otherwise provide (or make available for their benefit) funds or economic resources (absent an exception under the applicable sanctions regulations, or a license from the relevant sanctions authority);

•	designated individuals may also be subject to travel bans, which restrict their ability to travel to certain jurisdictions; and

•

in the case of trade, export, investment or other financial restrictions, activities subject to U.S., EU or UK jurisdiction (and other jurisdictions which have implemented similar restrictions) may be prohibited by relevant sanctions regulations or export controls (for example, providing certain goods or services to persons in Russia or for us in Russia). Restrictions under certain sanctions regimes also prohibit investing in Russia and also prohibit a person from dealing with transferable securities or money-market instruments issued by, or entering into loan and credit arrangements with, persons connected with Russia, which may include persons ordinarily resident or located in Russia, and Russian entities which are incorporated or constituted under Russian law, or domiciled in Russia.

While we believe that current U.S., EU and UK sanctions and export controls do not preclude us from conducting our current business, further measures imposed by the United States, the European Union, the United Kingdom and a number of other countries may limit certain of our operations in the future. To the extent applicable to the business, existing, expanded or new sanctions may negatively affect our revenue and profitability, and could impede our ability to effectively manage our legal entities and operations in certain jurisdictions. We have implemented policies and procedures to comply with applicable sanctions laws and regulations. Any actual or potential violation of these laws, or allegations or investigations relating to the same, could disrupt or have a material adverse effect on our business, financial condition and reputation.

Any trade war or other governmental action related to tariffs or international trade agreements or policies (including in response to, or as part of a broader effort in conjunction with, economic sanctions) also has the potential to adversely affect our business. In recent years, the United States has instituted large tariffs on a wide variety of goods, including from China, which led to retaliatory tariffs from leaders of other countries, including China. These policy pronouncements have created significant uncertainty about the future relationship between the United States and China and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs and has led to concerns regarding the potential for an extended trade war. Tensions over trade and other matters remain high between the U.S. and China, and it is currently unclear what policies the current U.S. administration will pursue. Protectionist developments, or the perception they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade and, in particular, trade between the United States and other countries, including China. Such a trade war could negatively impact economic or market conditions, key vendors in our supply chain and our business, financial condition and results of operations.

Litigation could distract management, increase our expenses or subject us to material money damages and other remedies.

Our business is subject to various U.S. and international laws and regulations that could lead to enforcement actions, fines, civil or criminal penalties or the assertion of litigation claims and damages. We may be involved from time to time in various legal proceedings that might necessitate changes to our business or operations. Regardless of whether any claims against us have merit, or whether we are ultimately held liable or subject to payment of damages, claims may be expensive to defend and may divert management’s time away from our operations. If any legal proceedings were to result in an unfavorable outcome, it could have a material adverse effect on our business, financial condition and results of operations.

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83.

Application of existing tax laws, rules and regulations is subject to ambiguities and differing interpretation by taxing authorities.

We are subject to taxes in numerous jurisdictions, including those in which we transact business, own property or reside. In computing our obligations under tax laws, rules and regulations, we are required to take various tax accounting and reporting positions on complex matters that are not entirely free from doubt and for which we have not received rulings from the governing authorities. Although we believe our tax positions are reasonable, we cannot assure you that the applicable taxing authorities will agree with our positions. The final determination of tax audits could be materially different from our historical tax provisions and accruals, in which case we may be subject to additional tax liabilities, possibly including interest and penalties, which may be material and could adversely affect our business, financial condition and results of operations.

Amendments to existing tax laws, rules or regulations or enactment of new unfavorable tax laws, rules or regulations could have an adverse effect on our business and financial performance.

Various tax regimes to which we are currently subject allow us to maintain a relatively low effective tax rate on our worldwide income. If existing laws, rules or regulations were amended or reinterpreted, or if new unfavorable tax laws, rules or regulations were enacted, the results could increase our tax payments or other obligations, prospectively or retrospectively, subject us to interest and penalties, decrease the demand for our cruises if we pass on such costs to our guests, result in increased costs to update or expand our technical or administrative infrastructure or effectively limit the scope of our business activities if we decided not to conduct business in particular jurisdictions. As a result, these changes may adversely affect our business, financial condition and results of operations. Our effective tax rate in the future could also be adversely affected by changes to our operations and ownership, changes in the mix of earnings in countries with differing statutory tax rates, the discontinuation of beneficial tax arrangements in certain jurisdictions or the adoption of a global minimum tax. Moreover, we may become subject to new tax regimes and may be unable to take advantage of favorable tax provisions afforded by current or future laws, rules or regulations.

Additionally, longstanding international tax norms that determine each country’s jurisdiction to tax cross-border international trade are evolving as a result of the Base Erosion and Profit Shifting reporting requirements, recommended by the G8, G20 and Organization for Economic Cooperation and Development (the “OECD”), including the imposition of a minimum tax on income earned by international businesses regardless of the jurisdiction of operation. The OECD has reached an agreement to align countries on a minimum corporate tax rate and an expansion of the taxing rights of market countries. As OECD participants or individual countries enact some or all parts of the OECD global minimum tax agreement, these changes could result in tax increases or double taxation that could affect our tax liabilities in the future. The current OECD guidelines exclude international shipping income from the scope of the global minimum tax to the extent certain requirements relating to strategic or commercial management are satisfied. Some individual countries, including those in which we are subject to taxation, have enacted legislation to implement parts of the OECD global minimum tax agreement. For example, Switzerland has introduced a minimum tax of 15% as of January 1, 2024 on Swiss corporations and permanent establishments for multinational enterprises whose annual revenues exceed 750 million euros, and such minimum tax could impact our Swiss entities. The impact of the OECD global minimum tax agreement on our financial results depends on multiple factors, including the effect of the international shipping exemption and interpretations by various tax authorities of both the OECD global minimum tax agreement and the corporate tax laws applied in other jurisdictions. As these and other tax laws and related regulations change, our financial results could be materially impacted.

In December 2023, Bermuda enacted the Corporate Income Tax Act 2023 (the “CIT Act”), which applies to Bermuda entities that are part of multinational enterprise groups with 750 million euros or more in annual revenues in at least two of the four fiscal years immediately preceding the fiscal year in question. The CIT Act imposes a new corporate income tax for tax years starting on or after January 1, 2025 at a rate of 15%. In general, income arising from international shipping is exempted from the scope of such tax, to the extent certain

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83.

requirements relating to strategic or commercial management in Bermuda are satisfied. As part of the transition into the CIT Act, Bermuda entities can elect to compute an opening tax loss carryforward from the period January 1, 2020 through December 31, 2024. We expect that the tax imposed under the CIT Act will be applicable to us and that our income arising from international shipping will be exempt from such tax. The imposition of such tax under the CIT Act, for tax years starting on or after January 1, 2025, may have an adverse effect on our financial condition and results of operations. Though we currently expect our income arising from international shipping will be exempt from such tax, we will continue to evaluate the impact of the CIT Act on our operations as further information and guidance becomes available.

Through our international ocean and expedition cruises, we are engaged in a trade or business in the United States and generate a portion of our cruise income from sources within the United States. Under Section 883 of the Code (“Section 883”) and the related regulations, a foreign corporation will be exempt from U.S. federal income taxation on its U.S.-source income derived from the international operation of ships (“shipping income”) if: (a) it is organized in a qualified foreign country, which is one that grants an “equivalent exemption” from tax to corporations organized in the United States in respect of each category of shipping income for which exemption is being claimed under Section 883; and (b) either: (1) more than 50% of the value of its stock is beneficially owned, directly or indirectly, by qualified shareholders, which includes individuals who are “residents” of a qualified foreign country (“stock ownership test”); (2) one or more classes of its stock representing, in the aggregate, more than 50% of the combined voting power and value of all classes of its stock are “primarily and regularly traded on one or more established securities markets” in a qualified foreign country or in the United States; or (3) it is a controlled foreign corporation for more than half of the taxable year and more than 50% of its stock is owned by qualified U.S. persons for more than half of the taxable year. In addition, U.S. Treasury Regulations require a foreign corporation and certain of its direct and indirect shareholders to satisfy detailed substantiation and reporting requirements. Section 883 does not exempt U.S. source income derived from a U.S. domestic trade or business.

We have assessed that we qualify for the benefits of Section 883 under the stock ownership test. However, qualification for Section 883 depends upon various factors, including a specified percentage of our shares being owned, directly or indirectly, by shareholders who meet certain requirements. Additionally, provisions of the Code, including Section 883, are subject to change at any time, and changes could occur in the future with respect to the identity, residence or holdings of our direct or indirect shareholders, which could impact our ability to qualify for the benefits of Section 883. There are factual circumstances beyond our control, including changes in the direct and indirect owners of our shares, including as a result of this offering, which could cause us or our subsidiaries to lose the benefit of this tax exemption.

Given the unpredictability of these possible changes and their potential interdependency, it is very difficult to assess whether the overall effect of such potential tax changes would be cumulatively positive or negative for our earnings and cash flow, but such changes could adversely affect our financial results.

Economic Substance Legislation enacted in Bermuda may affect our operations.

Pursuant to the Economic Substance Act 2018 (as amended) of Bermuda (the “ES Act”) effective as of January 1, 2019, a registered entity other than an entity which is resident for tax purposes in certain jurisdictions outside Bermuda (i.e. not designated by the European Union as a non-cooperative jurisdiction for tax purposes; any such entity, a “non-resident entity”) that carries on as a business any one or more of the “relevant activities” referred to in the ES Act must comply with economic substance requirements. The ES Act requires in-scope entities which are engaged in such “relevant activities” to be directed and managed in Bermuda, have an adequate level of qualified employees in Bermuda, incur an adequate level of annual expenditure in Bermuda, maintain physical offices and premises in Bermuda and perform core income-generating activities in Bermuda. The list of “relevant activities” includes carrying on any one or more of: banking, insurance, fund management, financing and leasing, headquarters, shipping (defined to include passenger cruise ships), distribution and service centers, intellectual property and holding entities. We and

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83.

several of our Bermuda subsidiaries are carrying on relevant activities for the purposes of the ES Act and are required to comply with such economic substance requirements. Our compliance with the ES Act may result in additional costs that could adversely affect our financial condition or results of operations.

Risks Related to this Offering and Ownership of Our Ordinary Shares

Our share price may be volatile, and you could lose all or part of your investment as a result.

The public offering price for the ordinary shares sold in this offering will be determined by negotiation between us and representatives of the underwriters. This price may not reflect the market price of our ordinary shares following this offering and the price of our ordinary shares may decline. In addition, the market price of our ordinary shares could be highly volatile and may fluctuate substantially as a result of many factors, including:

•	results of operations that vary from the expectations of securities analysts and investors;

•	results of operations that vary from those of our competitors;

•	changes in market valuations of, or earnings and other announcements by, companies serving our markets;

•	declines in the market prices of stocks, trading volumes and company valuations generally;

•	announcements of new itineraries or services or the introduction of new ships by us or our competitors;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	changes in general economic or market conditions or trends in our industry, our markets or the economy as a whole;

•	changes in business, environmental or regulatory conditions;

•	future sales of our ordinary shares or other securities;

•	investor perceptions or the investment opportunity associated with our ordinary shares relative to other investment alternatives;

•	the public’s response to press releases or other public announcements by us or third parties, including our filings with the SEC;

•	changes in senior management or key personnel;

•	announcements relating to litigation;

•	the development and sustainability of an active trading market for our shares;

•	changes in accounting principles; and

•	other events or factors, including those resulting from pandemics (including COVID-19), natural disasters, war, acts of terrorism or responses to these events.

In addition, the stock markets have experienced extreme price and volume fluctuations. Broad market and industry factors may materially harm the market price of our ordinary shares, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. If we were involved in any similar litigation, we could incur substantial costs and our management’s attention and resources could be diverted.

Anti-takeover provisions in our organizational documents could delay or prevent a change of control.

Certain provisions of our bye-laws may have an anti-takeover effect and may delay, defer or prevent a merger, amalgamation, acquisition, tender offer, takeover attempt or other change of control transaction that a

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83.

shareholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by our shareholders. For example, we have a two-class share structure, as a result of which our principal shareholder generally will be able to control the outcome of all matters requiring shareholder approval, including the election of directors and significant corporate transactions, such as a merger, amalgamation or other sale of our company or its assets.

These anti-takeover provisions could make it more difficult for a third party to acquire us, even if the third party’s offer may be considered beneficial by many of our shareholders. As a result, our shareholders may be limited in their ability to obtain a premium for their shares. See “Description of Share Capital.”

The market price of our ordinary shares could be negatively affected by future sales of our ordinary shares or special shares.

We have 303,832,404 ordinary shares and 127,771,124 special shares issued and outstanding prior to and immediately after this offering. Sales by us or our shareholders of a substantial number of ordinary shares in the public market or in private transactions following this offering, or the perception that these sales might occur, could cause the market price of our ordinary shares to decline or could impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities.

Of our issued and outstanding ordinary shares, the    ordinary shares (or    ordinary shares if the underwriters exercise their option to purchase additional ordinary    shares in full) sold in our IPO and this offering are freely tradable without restriction or further registration under the Securities Act, unless owned by our affiliates (as defined under Rule 144 of the Securities Act (“Rule 144”)), including our principal shareholder and our directors and executive officers, who may sell only in compliance with the limitations described in “Shares Eligible for Future Sale.” The remaining    ordinary shares (or    ordinary shares if the underwriters exercise their option to purchase additional ordinary shares in full) and all of our special shares are “restricted securities” within the meaning of Rule 144 and subject to certain restrictions on resale. Subject to certain contractual restrictions, including the lock-up agreements described below, restricted securities may be sold in the public market only if they are registered under the Securities Act or are sold pursuant to an exemption from registration such as Rule 144 under the Securities Act, as described in “Shares Eligible for Future Sale.”

In addition, our principal shareholder and our financial shareholders have certain registration rights under the Investor Rights Agreement. Following the consummation of this offering, the shares covered by the registration rights in the Investor Rights Agreement will represent approximately % of our issued and outstanding ordinary shares and special shares (or % if the underwriters exercise their option to purchase additional ordinary shares in full).

In addition, as of June 30, 2024, up to 2,949,830 ordinary shares will be issuable after this offering upon the exercise of outstanding options, up to 8,733,400 ordinary shares will be issuable after this offering upon the exercise of warrants and up to 2,606,266 ordinary shares will be issuable after this offering upon the vesting and settlement of RSUs for which the time vesting condition was not satisfied as of June 30, 2024. As of June 30, 2024, we also had 19,007,878 ordinary shares reserved for future issuance under the 2018 Incentive Plan and 4,680,000 ordinary shares available for issuance under the 2024 ESPP.

In connection with our IPO, all of our directors and executive officers and holders of substantially all of our ordinary shares and our special shares, including the selling shareholders, entered into lock-up agreements with BofA Securities, Inc. and J.P. Morgan Securities LLC as representatives of the underwriters to our IPO. Pursuant to such lock-up agreements, such persons agreed, subject to certain exceptions, not to sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of our ordinary shares or our special shares or securities convertible into or exchangeable or exercisable for our ordinary shares or for our special shares, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83.

whole or in part, any of the economic consequences of ownership of our ordinary shares or of our special shares, whether any of these transactions are to be settled by delivery of our ordinary shares or our special shares or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition or to enter into any transaction, swap, hedge or other arrangement, for a period of 180 days ending on October 27, 2024 without, in each case, the prior written consent of BofA Securities, Inc. and J.P. Morgan Securities LLC. In connection with this offering, BofA Securities, Inc. and J.P. Morgan Securities LLC have agreed to waive the lock-up restrictions applicable to the ordinary shares offered by the selling shareholders pursuant to this prospectus. The ordinary shares held by the selling shareholders and not sold in this offering will continue to be locked up under the lock-up agreements entered into in connection with the IPO until the expiration of the original 180-day lock-up period ending on October 27, 2024.

Further, all of our directors and executive officers and holders of 5% or more of our shares, including the selling shareholders, have entered into lock-up agreements with the representatives of the underwriters in connection with this offering. Pursuant to such lock-up agreements, such persons have agreed, subject to certain exceptions, not to sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of our ordinary shares or special shares or securities convertible into or exchangeable for ordinary shares or special shares for a period of 90 days after the date of this prospectus without, in each case, the prior written consent of BofA Securities, Inc. and J.P. Morgan Securities LLC. See “Shares Eligible for Future Sale—Lock-Up Agreements” and “Underwriting” for a description of these lock-up agreements.

We have registered the ordinary shares issuable under the 2018 Incentive Plan and the 2024 ESPP on a Form S-8 under the Securities Act. As a result, they can be sold in the public market upon issuance, subject to Rule 144 limitations applicable to affiliates, vesting restrictions and the lock-up restrictions described under “Underwriting.”

We do not expect to pay any dividends in the foreseeable future.

We intend to retain most, if not all, of our available funds and earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Consequently, investors who purchase ordinary shares in this offering may be unable to realize a gain on their investment except by selling such shares after price appreciation, which may never occur.

Our board of directors has significant discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, our financial condition and other factors deemed relevant by our board of directors. Because we are a holding company, our ability to pay dividends also depends on our receipt of cash dividends from our operating subsidiaries, which may be restricted in their ability to pay dividends as a result of the laws of their respective jurisdictions of organization, agreements of our subsidiaries or covenants under any existing and future outstanding indebtedness we or our subsidiaries incur. In particular, the ability of our subsidiaries to distribute cash to us to pay dividends is limited by covenants in our debt instruments and may be further restricted by the terms of any future debt or preferred securities.

Our two-class structure has the effect of concentrating voting control with our principal shareholder, which could limit your ability to influence certain key matters affecting our business and affairs.

Our principal shareholder holds 98,302,850 ordinary shares and 127,704,616 special shares, which represent approximately 87% of the voting power of our issued and outstanding share capital. The rights of the holders of our ordinary shares and our special shares are identical, except with respect to voting, conversion and transfer rights. Each ordinary share is entitled to one vote per share, and each special share is entitled to 10 votes per share.

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83.

As a result, subject to the terms of the Investor Rights Agreement, our principal shareholder has the ability to elect almost all of the members of our board of directors and thereby control our policies and operations, including, among other things, the appointment of management, future issuances of our ordinary shares or other securities, the payment of dividends, if any, on our ordinary shares, the incurrence or modification of debt by us, amendments to our bye-laws and the entering into extraordinary transactions.

Our principal shareholder may have interests that do not align with the interests of our other shareholders, including with regard to pursuing acquisitions, divestitures and other transactions that, in their judgment, could enhance their equity investment, even though such transactions might involve risks to our other shareholders. Our principal shareholder has effective control over our decisions to enter into such corporate transactions regardless of whether others believe that the transaction is in our best interests. Such control may have the effect of delaying, preventing or deterring a change of control of us, could deprive shareholders of an opportunity to receive a premium for their ordinary shares as part of a sale of us and might ultimately affect the market price of our ordinary shares. The concentration of ownership could deprive you of an opportunity to receive a premium for your ordinary share as part of a sale of us and ultimately might affect the market price of our ordinary shares. See “Description of Share Capital.”

The Investor Rights Agreement grants certain rights to our principal shareholder and our financial shareholders, and these shareholders may have interests that do not align with the interests of our other shareholders.

Under the Investor Rights Agreement, our principal shareholder has the right to designate four nominees to our board of directors and each of our financial shareholders has the right to designate two nominees to our board of directors, subject to the maintenance of specified ownership requirements. Our Audit Committee, our Compensation Committee and our Nominating and Corporate Governance Committee also include one director jointly selected by our financial shareholders, one director selected by our principal shareholder and one independent director selected by our board of directors, subject to the maintenance of specified ownership requirements.

In addition, under the Investor Rights Agreement, the following actions require the prior consent of our principal shareholder and each of our financial shareholders, subject to the maintenance of specified ownership requirements: (1) issuing (a) equity securities that are senior to our ordinary shares or (b) an aggregate amount of equity securities, in any twelve (12) month period, that exceeds 5% of our then issued and outstanding total number of shares, subject to certain exceptions; and (2) making any acquisition or disposition of assets or securities with a value in excess of $1 billion, whether structured as an asset or equity purchase, merger, amalgamation, investment, joint venture, share exchange, reorganization, recapitalization or otherwise. We have also granted our principal shareholder and our financial shareholders registration rights. See “Certain Relationships and Related Party Transactions—Investor Rights Agreement—Rights of Appointment, Consent Rights and Registration Rights.”

Our principal shareholder and our financial shareholders may have interests that do not align with the interests of our other shareholders. As long as our principal shareholder and our financial shareholders continue to maintain the specified ownership requirements set forth in the Investor Rights Agreement, our principal shareholder and our financial shareholders will continue to benefit from the contractual provisions provided in the Investor Rights Agreement and may be able to strongly influence or effectively control certain decisions.

In addition, the Investor Rights Agreement prohibits our financial shareholders from transferring, directly or indirectly, any of their ordinary shares to certain competitors without prior approval of our board of directors, subject to certain exceptions. This transfer restriction may result in our financial shareholders selling their ordinary shares at a lower price than they would otherwise be able to absent any transfer restriction and could delay, defer or prevent a takeover.

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83.

Depending on the size of this offering, our financial shareholders may not maintain the requisite ownership thresholds to retain these rights upon consummation of this offering.

There are regulatory limitations on the ownership and transfer of our ordinary shares.

We have been designated by the Bermuda Monetary Authority as a non-resident for Bermuda exchange control purposes. This designation allows us to engage in transactions in currencies other than the Bermuda dollar, and there are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to U.S. residents who are holders of our ordinary shares.

The Bermuda Monetary Authority has given its consent for the issue and free transferability of all of our ordinary shares that are the subject of this offering to and between non-residents of Bermuda for exchange control purposes, provided our ordinary shares remain listed on an appointed stock exchange, which includes the NYSE. Approvals or permissions given by the Bermuda Monetary Authority do not constitute a guarantee by the Bermuda Monetary Authority as to our performance or our creditworthiness. Accordingly, in giving such consent or permissions, the Bermuda Monetary Authority shall not be liable for the financial soundness, performance or default of our business or for the correctness of any opinions or statements expressed in this prospectus. Certain issues and transfers of ordinary shares involving persons deemed resident in Bermuda for exchange control purposes require the specific consent of the Bermuda Monetary Authority.

We are a Bermuda company and it may be difficult for you to enforce judgments against us or our directors and executive officers.

We are a Bermuda exempted company. As a result, the rights of holders of our ordinary shares will be governed by Bermuda law and our memorandum of association and bye-laws. The rights of shareholders under Bermuda law may differ from the rights of shareholders of companies incorporated in other jurisdictions. A number of our directors and some of the named experts referred to in this prospectus are not residents of the United States, and a substantial portion of our assets are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon us or those persons, or to enforce judgments obtained in U.S. courts against us or those persons based on the civil liability provisions of the federal securities laws of the United States or other laws.

We have been advised by our special Bermuda counsel that there is no treaty in force between the United States and Bermuda providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. As a result, whether a U.S. judgment would be enforceable in Bermuda against us or our directors and officers depends on whether the U.S. court that entered the judgment is recognized by a Bermuda court as having jurisdiction over us or our directors and officers, as determined by reference to Bermuda conflict of law rules. The courts of Bermuda would recognize as a valid judgment, a final and conclusive judgment in personam obtained in a U.S. court pursuant to which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty). The courts of Bermuda would give a judgment based on such a U.S. judgment as long as (1) the U.S. court had proper jurisdiction over the parties subject to the judgment; (2) the U.S. court did not contravene the rules of natural justice of Bermuda; (3) the U.S. judgment was not obtained by fraud; (4) the enforcement of the U.S. judgment would not be contrary to the public policy of Bermuda; (5) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of Bermuda; (6) there is due compliance with the correct procedures under the laws of Bermuda; and (7) the U.S. judgment is not inconsistent with any judgment of the courts of Bermuda in respect of the same matter.

In addition, and irrespective of jurisdictional issues, the Bermuda courts will not enforce a U.S. federal securities law that is either penal or contrary to Bermuda public policy. We have been advised that an action brought pursuant to a public or penal law, the purpose of which is the enforcement of a sanction, power or right at the instance of the state in its sovereign capacity, is unlikely to be entertained by a Bermuda court. Certain

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83.

remedies available under the laws of U.S. jurisdictions, including certain remedies under U.S. federal securities laws, would not be available under Bermuda law or enforceable in a Bermuda court, as they are likely to be contrary to Bermuda public policy. Further, it may not be possible to pursue direct claims in Bermuda against us or our directors and officers for alleged violations of U.S. federal securities laws because these laws are unlikely to have extraterritorial effect and do not have force of law in Bermuda. A Bermuda court may, however, impose civil liability on us or our directors and officers if the facts alleged and proved in the Bermuda proceedings constitute or give rise to a cause of action under the applicable governing law, not being a foreign public, penal or revenue law.

Bermuda law differs from the laws in effect in the United States and may afford less protection to holders of our ordinary shares.

We are incorporated under the laws of Bermuda. As a result, our corporate affairs are primarily governed by our bye-laws, the Companies Act and Bermuda common law. Bermuda laws relating to companies differ in many material respects from laws typically applicable to U.S. corporations and shareholders, including the provisions relating to interested directors, amalgamations, mergers and acquisitions, takeovers, shareholder lawsuits and indemnification of directors. Generally, the duties of directors and officers of a Bermuda company are owed to the company only. Shareholders of Bermuda companies may only take action against directors or officers of the company in limited circumstances. The circumstances in which derivative actions may be available under Bermuda law are substantially more proscribed and less clear than they would be to shareholders of U.S. corporations. Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is, for example, alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the company’s memorandum of association or bye-laws. Consideration would be given by a Bermuda court to acts which are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it.

When the affairs of a company are being conducted in a manner which is oppressive or prejudicial to the interests of some shareholders, one or more shareholders may apply to the Supreme Court of Bermuda, which has wide discretionary powers on identifying such conduct and making orders to address such conduct as it sees fit, including an order regulating the conduct of the company’s affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company. In addition, the rights of holders of our ordinary shares and the fiduciary responsibilities of our directors under Bermuda law are not as widely defined as under statutes or judicial precedent in existence in jurisdictions in the United States, particularly the State of Delaware. As a consequence, holders of our ordinary shares may not have the same protection of their interests as would shareholders of a corporation incorporated in a jurisdiction within the United States.

Our bye-laws restrict shareholders from bringing legal action against our officers and directors and contain exclusive forum provisions.

Subject to Section 14 of the Securities Act and Section 29(a) of the Exchange Act, which render void any purported waiver of the provisions of the Securities Act and the Exchange Act, respectively, our bye-laws contain a broad waiver by our shareholders of any claim or right of action, both individually and on our behalf, against any of our officers or directors. The waiver applies to any action taken by an officer or director, or the failure of an officer or director to take any action, in the performance of his or her duties, except with respect to any matter involving any fraud or dishonesty on the part of the officer or director. This waiver limits the right of shareholders to assert claims against our officers and directors, provided that pursuant to Section 98 of the Companies Act such waiver would not be effective to the extent the act or failure to act involves fraud or dishonesty. This waiver would not be effective as a waiver of the right to sue for violations of the Securities Act or the Exchange Act, the waiver of which would be prohibited by Section 14 of the Securities Act and Section 29(a) of the Exchange Act, respectively; and we do not intend this waiver be effective as a waiver of the right to sue for violations of the Securities Act or the Exchange Act.

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Our bye-laws expressly state that unless we consent in writing, the courts of Bermuda will be the sole and exclusive forum for (a) any action brought by or on behalf of us in relation to matters governed by the Companies Act or our bye-laws, (b) any action asserting a claim of breach of any duty owed by any of our directors or officers to us or any of our shareholders and (c) any action asserting a claim against us or any director or officer arising under the laws of Bermuda or our bye-laws.

In addition, our bye-laws expressly state that unless we consent in writing, the sole and exclusive forum for any action asserting claims under the Securities Act or the Exchange Act, to the extent permitted by applicable law, will be the United States federal district courts.

The choice of forum provisions may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our current or former directors, officers or other employees or shareholders, which may discourage such lawsuits against us and our current or former directors, officers and other employees or shareholders. Alternatively, if a court were to find the choice of forum provisions contained in our bye-laws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, financial condition and results of operations.

We are a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (1) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (2) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (3) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, although we intend to continue to furnish quarterly information on Form 6-K. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, which is intended to prevent issuers from making selective disclosures of material information. As a result of all of the above, you may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.

As a foreign private issuer listed on the NYSE, we are subject to corporate governance listing standards. However, rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in Bermuda, which is our home country, may differ significantly from corporate governance listing standards. Therefore, our shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers.

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. As of June 30, 2024, we continued to qualify as a foreign private issuer. In the future, we would lose our foreign private issuer status if we fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. For example, if more than 50% of the voting power of our issued and outstanding share capital is held by U.S. residents and more than 50% of the members of our management or members of our board of directors are residents or citizens of the United States, we could lose our foreign private issuer status.

The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly more than the costs we incur as a foreign private issuer. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. We would be required to modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers. We also may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers, such as exemptions from procedural requirements related to the solicitation of proxies. In addition, we would be required to change our basis of accounting from IFRS as issued by the IASB to GAAP, which may be difficult and costly for us to comply with.

We are a “controlled company” under the NYSE rules, and we are able to rely on exemptions from certain corporate governance requirements that provide protection to shareholders of companies that are not controlled companies.

Our principal shareholder controls a majority of the voting power of our ordinary shares. As a result, we are a “controlled company” within the meaning of the corporate governance standards of the NYSE. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of the board of directors consist of “independent directors” as defined under the rules of the NYSE;

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•

the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees.

We intend to utilize certain of these exemptions. As such, you will not have the same protections afforded to shareholders of companies that are subject to all of the NYSE rules.

As a newly public company, we will continue to incur increased costs that we did not incur as a private company, and our management will continue to devote substantial time to new compliance matters and corporate governance practices.

As a newly public company, we will continue to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83.

Act”), the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), the listing requirements of the NYSE and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to continue to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will continue to increase our legal and financial compliance costs and will make some activities more time-consuming and costlier.

Key members of our management team have limited experience managing a public company.

Many members of our management team have limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. Considering our recent IPO, our management team may not successfully or efficiently manage our transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These obligations and constituents will continue to require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition and results of operations.

Our dual class share structure with different voting rights may adversely affect the value and liquidity of our ordinary shares.

We cannot predict whether our dual class share structure with different voting rights will result in a lower or more volatile market price of our ordinary shares, in adverse publicity, or other adverse consequences. Certain index providers have announced restrictions on including companies with multiple class share structures in certain of their indices. Because of our dual class structure, we will likely be excluded from these indices and other stock indices that take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from certain stock indices would likely preclude investment by many of these funds and could make our ordinary shares less attractive to investors. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structure and our dual class structure may cause shareholder advisory firms to publish negative commentary about our corporate governance, in which case the market price and liquidity of our ordinary shares could be adversely affected.

We have identified material weaknesses in our internal control over financial reporting. If our remediation of the material weaknesses is not effective, or if we identify additional material weaknesses in the future or otherwise fail to maintain effective internal control over financial reporting when we are subject to compliance with the Sarbanes-Oxley Act, our ability to produce accurate and timely consolidated financial statements could be impaired, investor confidence could be harmed and the value of our ordinary shares could be affected.

In connection with previously issued financial statements, we identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected and corrected on a timely basis. The material weaknesses identified related to: (1) our information system controls around user access, segregation of conflicting duties and change management were not designed or operating effectively; and (2) our controls around the financial statement close process and processes for accounting for non-routine transactions were not designed or operating effectively, including as a result of an inappropriate segregation of conflicting duties, insufficient review of journal entries and account reconciliations and insufficient evidence of performance of controls and review of non-routine transactions. These material weaknesses could result in a material misstatement of our annual or interim financial statements that would not be prevented or detected and corrected on a timely basis.

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We have been making progress on a remediation plan that we believe addresses the underlying causes of the identified material weaknesses. Considerable efforts have been undertaken to design and implement appropriate processes and controls over our information systems to strengthen internal controls over user access, changes to systems and enhance segregation of duties. Additionally, we have undertaken efforts to (1) hire additional accounting and financial personnel with financial accounting, tax and reporting expertise, (2) increase training and education in accounting and reporting requirements, and (3) design and implement processes, tools and internal controls over the financial statement close process, strengthen internal controls for accounting for non-routine transactions, address segregation of duties conflicts, enhance the review of journal entries and account reconciliations, and improve evidence collection and maintenance of performance of controls.

Management has not yet been required to report on the effectiveness of our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. Though management has made significant incremental improvements to address the identified material weaknesses, until management has fully implemented the design of controls in accordance with the remediation plan, the applicable controls operate for a sufficient period of time and management concludes through performing a full assessment, including testing, that the controls are operating effectively, the material weaknesses cannot be considered fully remediated.

We will be required to evaluate and determine the effectiveness of our internal control over financial reporting and provide a management report as to internal control over financial reporting in our annual report on Form 20-F for the year ended December 31, 2025. If we fail to remediate the material weaknesses identified, identify additional material weaknesses in the future or are otherwise unable to implement and maintain effective internal control over financial reporting when we are subject to compliance with the Sarbanes-Oxley Act, we may be unable to timely and accurately report our financial results or comply with applicable regulations. Failure to maintain effective internal control over financial reporting also could potentially subject us to sanctions or investigations by the SEC or other regulatory authorities. We cannot assure you that our existing material weaknesses will be remediated, or that additional material weaknesses will not exist or otherwise be discovered, which could harm investor confidence in us and affect the value of our ordinary shares.

If securities or industry analysts do not publish research or reports or publish unfavorable research about our business, the price and trading volume of our ordinary shares could decline.

The trading market for our ordinary shares depends in part on the research and reports that securities or industry analysts publish about us, our business or our industry. We do not have control over these analysts. If few securities analysts commence coverage of us, or if industry analysts cease coverage of us, the trading price for our shares could be negatively affected. If securities or industry analysts do not publish research or reports about our business, downgrade our ordinary shares or publish negative reports about our business, the price of our ordinary shares could decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our ordinary shares could decrease, which could cause the price or trading volume of our ordinary shares to decline.

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements,” as that term is defined in the U.S. federal securities laws. These forward-looking statements include, but are not limited to, statements other than statements of historical facts contained in this prospectus, including among others, statements relating to our future financial performance, our business prospects and strategy, anticipated financial position, liquidity and capital needs, the industry in which we operate and other similar matters. In some cases, we have identified forward-looking statements in this prospectus by using words such as “anticipates,” “estimates,” “expects,” “intends,” “plans” and “believes,” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may” and “could.” These forward-looking statements are based on management’s current expectations and assumptions about future events, which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict or which are beyond our control.

Forward-looking statements speak only as of the date of this prospectus. You should not place undue reliance on the forward-looking statements included in this prospectus or that may be made elsewhere from time to time by us, or on our behalf. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

Although we believe that our expectations are based on reasonable assumptions, our actual results may differ materially from those expressed in, or implied by, the forward-looking statements included in this prospectus as a result of various factors, including, among others:

•	changes in the general worldwide economic and political environment;

•	adverse weather conditions or other natural disasters, including high or low river water levels;

•	adverse incidents involving cruise ships;

•	disease outbreaks or pandemics;

•	the existence or threat of terrorist attacks, wars, acts of piracy and other events affecting the safety and security of travel;

•	increased costs, including airfare and fuel prices, as a result of inflation, rising interest rates or labor shortages;

•	fluctuations in foreign currency exchange rates;

•	changes in cruise capacity, demand and infrastructure;

•	the continued service of our senior management;

•	our ability to compete effectively in the cruise industry;

•	our ability to expand into new markets;

•	the impact of seasonality on our business;

•	our ability to effectively manage our growth;

•	increases in the cost of, or delays in, ship construction or ship repairs, maintenance or refurbishments;

•	the availability of attractive, convenient and safe port destinations;

•	our reliance on travel agencies;

•	the availability of, or increases in the prices for, the services and products provided by our vendors;

•	the availability and cost of commercial airline services for guests;

•	changes in credit card processing terms and requirements, guest payment policies, or consumer protection legislation or regulations;

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•	our ability to maintain and develop our premium brand;

•	our ability to protect our intellectual property;

•	breaches in data security or other disturbances to our information technology networks and operations;

•	our ability to keep pace with developments in technology;

•	our ability to generate sufficient cash to service all of our indebtedness or to obtain additional financing if necessary;

•	volatility or disruptions in the global credit and financial markets;

•	the adverse impacts of compliance or legal matters;

•	additional, trade, financial or economic sanctions;

•	litigation;

•	the application of, or amendments to, existing tax laws, rules or regulations or enactment of new tax laws, rules or regulations; and

•	other risk factors discussed under “Risk Factors.”

These risks and others described under “Risk Factors” are not exhaustive. Other sections of this prospectus describe additional factors that could adversely affect our results of operations, financial condition, liquidity and the development of the industries in which we operate. New risks can emerge from time to time, and it is not possible for us to predict all such risks, nor can we assess the impact of all such risks on our business or the extent to which any risks, or combination of risks and other factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, you should not rely on forward-looking statements as a prediction of actual results.

Accordingly, you should read this prospectus completely and with the understanding that our actual future results may be materially different from what we expect. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future. You should, however, review the factors and risks we describe in the reports we will file from time to time with the SEC after the date of this prospectus. See “Where You Can Find More Information.”

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USE OF PROCEEDS

We will not receive any proceeds from the sale of ordinary shares by the selling shareholders in this offering.

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DIVIDEND POLICY

We currently intend to retain any future earnings for use in the operation of our business and do not intend to declare or pay any cash dividends in the foreseeable future. Any further determination to pay dividends on our share capital will be at the discretion of our board of directors, subject to applicable laws, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors considers relevant.

Under Bermuda law, a company may not declare or pay a dividend if there are reasonable grounds to believe that: (1) the company is, or would after the payment be, unable to pay its liabilities as they become due or (2) the realizable value of its assets would thereby be less than its liabilities. Any dividends we declare will be distributed such that a holder of one ordinary share will receive the same amount of dividends that are received by a holder of one special share. We will not declare any dividend with respect to our ordinary shares without declaring a dividend on our special shares, and vice versa.

Because we are a holding company, our ability to pay dividends also depends on our receipt of cash dividends from our operating subsidiaries, which may be restricted in their ability to pay dividends as a result of the laws of their respective jurisdictions of organization, agreements of our subsidiaries or covenants under any existing and future outstanding indebtedness we or our subsidiaries incur. In particular, the ability of our subsidiaries to distribute cash to us to pay dividends is limited by covenants in our debt instruments and may be further restricted by the terms of any future debt or preferred securities.

For the year ended December 31, 2021, we paid $128.8 million in dividends, of which $77.6 million related to dividends to the holders of our Series C Preference Shares and $51.2 million related to dividends to the holders of our ordinary shares, special shares and preference shares.

For the year ended December 31, 2022, we paid $131.5 million in dividends, of which $85.0 million related to dividends to the holders of our Series C Preference Shares and $46.5 million related to dividends to the holders of our ordinary shares, special shares and preference shares.

For the year ended December 31, 2023, we paid $134.3 million in dividends, of which $85.0 million related to dividends to the holders of our Series C Preference Shares and $49.3 million related to dividends to the holders of our ordinary shares, special shares and preference shares.

For the six months ended June 30, 2024, we paid $46.8 million in dividends, of which $28.6 million related to dividends to the holders of our Series C Preference Shares and $18.2 million related to dividends to the holders of our ordinary shares, special shares and preference shares. All dividends for the six months ended June 30, 2024 were declared and paid prior to our IPO.

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CAPITALIZATION

The following table presents our cash and capitalization on an actual basis as of June 30, 2024.

This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements, unaudited interim condensed consolidated financial statements and related notes included elsewhere in this prospectus.

The selling shareholders will receive all net proceeds from this offering. As a result, we will not receive any net proceeds and our total capitalization will not be impacted by such net proceeds received by the selling shareholders.

As of June 30, 2024
Actual
(in USD and thousands, except share and per share amounts)
Cash and cash equivalents	$1,842,142

Bank loans and financial liabilities (current and noncurrent)	1,793,880
Secured notes	1,016,566
Unsecured notes (current and noncurrent)	2,272,249
Shareholders’ equity:
Ordinary shares ($0.01 par value per share; 1,329,120,000 shares authorized, 309,003,628 shares issued and 303,832,404 outstanding)	3,090
Special shares ($0.01 par value per share; 156,000,000 shares authorized, 127,771,124 shares issued and outstanding)	1,279
Share premium	4,600,342
Treasury shares	(124,109)
Other paid-in equity	197,042
Other components of equity	(1,721)
Retained losses	(5,860,132)
Non-controlling interests	3,551

Total shareholders’ equity	(1,180,658)

Total capitalization	$3,902,037

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion contains management’s discussion and analysis of our financial condition and results of operations and should be read together with “Prospectus Summary—Summary Consolidated Financial and Other Data” and our unaudited and audited consolidated financial statements and related notes thereto included elsewhere in this prospectus. The statements in this discussion regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements in this discussion are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in “Risk Factors” and “Special Note Regarding Forward-Looking Statements.” Our actual results may differ materially from those contained in or implied by any forward-looking statements.

Overview

Viking was founded in 1997 with four river vessels and a simple vision that travel could be more destination-focused and culturally immersive. Today, we have grown into one of the world’s leading travel companies, with a fleet of 93 small, state-of-the-art ships, which we view as floating hotels. From our iconic journeys on the world’s great rivers, including our new Mississippi River itineraries, to our ocean voyages around the globe and our extraordinary expeditions to the ends of the earth, we offer meaningful travel experiences on all seven continents in all three categories of the cruise industry—river, ocean and expedition cruising.

We launched Viking River in 1997. Seeing unaddressed demand for a destination-focused product in the ocean cruise market, we launched Viking Ocean in 2015, which has since become our fastest growing segment. Looking beyond our primary source markets, we launched China Outbound for the Mandarin-speaking market in 2016. In 2022, our 25th year in business, we further expanded our platform with Viking Expedition and Viking Mississippi. Each new product creates additional travel opportunities for past guests and broadens our platform to attract new guests.

Key Factors Affecting Our Results of Operations

Key factors that have influenced our results of operations in the past and may also influence results in the future include:

Significant Early Bookings—We have historically been able to attain high levels of early bookings. Due to these bookings, we have insight into levels of guest demand, and can strategically allocate the ships in our fleet to optimize our revenue and Net Yield. For example, we may distribute a greater number of our nearly identical Longships to regions with higher demand, or manage our capacity by consolidating passengers and taking one or more of our ships out of service to reduce our operating costs. Additionally, the insights into guest demand inform our decisions for future ship commitments and allow us to coordinate our planned capacity growth with expected future demand. As cruise-related revenue is recognized over the duration of the cruise, our results of operations are affected by strategies we employed during prior periods. For instance, to obtain early bookings, a significant portion of the selling and administration expenses that we incur in a period supports revenues for future periods, including marketing and employee costs that support the growth of our fleet. We expect that our ability to attain high levels of early bookings for future seasons will impact our results for future periods.

Size of Our Fleet and Occupancy—Our operating results are highly correlated with the number of ships that we operate during a given period and our Occupancy. If we take delivery of additional ships, our potential Capacity PCDs would increase, which may increase our revenue. In contrast, if we decide to take one or more of our ships out of service, our Capacity PCDs would decrease, which we expect will lower our revenue. As of June 30, 2024, our fleet consisted of 81 river vessels, including the Viking Mississippi, nine ocean ships and two expedition ships.

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We strategically manage our fleet by adjusting the number of ships deployed to a particular region, or in total, to improve Occupancy and efficiently manage operating costs. Our early bookings enable us to best position our fleet of nearly identical ships to meet guest demand.

Seasonality—Our results are seasonal because while our ocean, expedition and Mississippi products operate year-round, the primary cruising season for our river product is from April to October, although some of our river cruises run longer seasons. Additionally, our highest Occupancy occurs during the Northern Hemisphere’s summer months. We recognize cruise-related revenue over the duration of the cruise and expense our marketing and employee costs when the related costs are incurred. As a result, the majority of our revenue and profits have historically been earned in the second and third quarters of each year, while the first and fourth quarters of each year have been closer to break even or a loss, as our selling and administration expenses are consistent throughout the year. Though the growth of our fleet of year-round products will continue to reduce the seasonality in future periods, we expect the seasonality trend of our revenue and profits to continue.

Operating costs and expenses—Our operating costs and expenses are dependent on both macroeconomic factors and our strategic decisions. Inflation may increase our operating costs and expenses in future periods, including costs of labor, fuel and airfare. Inflation generally does not impact our ship commitments that are already under contract as a fixed price has already been agreed upon. Additionally, as a result of our early bookings, we may not be able to pass on increases in operating costs and expenses, including cost increases from our suppliers and changes in governmental fees and taxes, to our guests with existing bookings, though we are able to adjust pricing for future bookings. However, as a significant portion of our marketing expenses are discretionary, we are able to strategically deploy our resources based on current market conditions, our early bookings and other factors.

Financial Presentation

Description of Certain Line Items

Revenue

Our revenue consists of:

•	Cruise and land, which includes revenue, net of discounts, earned primarily from cruises, air, land excursions, cancellation revenue and travel protection, net; and

•	Onboard and other, which primarily consists of revenue related to optional shore excursions, onboard bar revenue, shop revenue and other products offered during a cruise, and services revenue.

Expenses

Our operating costs and expenses consist of:

•	Commissions and transportation costs, which consists of commission payments made to third parties for selling our product and the cost of air and other transportation;

•

Direct costs of cruise, land and onboard, which primarily includes cost of land excursions, included shore excursions, optional shore excursions, credit card fees, transfer costs and onboard purchases;

•

Vessel operating, which primarily consists of costs to operate the vessels such as staff costs, fuel, food and hotel consumables, port charges, insurance, repair and maintenance, value added taxes, and charter costs for non-lease components; and

•	Selling and administration, which primarily consists of costs associated with marketing costs, employee costs, office expenses, professional services and other administration costs.

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Selected Operational and Financial Metrics, including Non-IFRS Financial Measures

We use certain non-IFRS financial measures, such as Adjusted Gross Margin, Net Yield, Adjusted EBITDA, Adjusted EPS and vessel operating expenses excluding fuel to analyze our performance. We utilize Adjusted Gross Margin and Net Yield to manage our business because these measures reflect revenue earned net of certain direct variable costs. We also present certain non-IFRS financial measures because we believe that they are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. Our non-IFRS financial measures have limitations as analytical tools, may not be comparable to other similarly titled measures of other companies and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS.

Adjusted EBITDA represents EBITDA (consolidated net income (loss) adjusted for interest income, interest expense, income tax benefit (expense) and depreciation, amortization and impairment) as further adjusted for non-cash Private Placement derivatives gains and losses, loss on Private Placement refinancing, currency gains or losses, stock-based compensation expense and other financial income (loss) (which includes forward gains and losses, gain or loss on disposition of assets, certain non-cash fair value adjustments, restructuring charges and non-recurring items). Adjusted EBITDA is a non-IFRS financial measure and does not comply with IFRS because it is adjusted to exclude certain cash and non-cash expenses. We present Adjusted EBITDA as a performance measure because we believe it facilitates a comparison of our consolidated operating performance on a consistent basis from period-to-period and provides for a more complete understanding of factors and trends affecting our business than measures under IFRS can provide alone. Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for an analysis of our results as reported under IFRS. You should exercise caution in comparing our Adjusted EBITDA to Adjusted EBITDA of other companies.

Adjusted Earnings per Share or Adjusted EPS represents Adjusted Net Income attributable to Viking Holdings Ltd divided by Adjusted Weighted Average Shares Outstanding. We present Adjusted EPS because we believe it provides additional information to us and our investors about the earnings performance of our primary operating business. We have presented Adjusted EPS for periods beginning in 2024 due to the changes in our capital structure as a result of the IPO.

Adjusted Net Income attributable to Viking Holdings Ltd represents net income (loss) attributable to Viking Holdings Ltd excluding certain items that we believe are not part of our primary operating business and are not an indication of our future earnings performance. We believe that interest expense and Private Placement derivatives gain (loss) related to our Series C Preference Shares, warrants gain (loss), debt extinguishment and modification costs, gain (loss) on embedded derivatives associated with debt and financial liabilities, impairment charges and reversals and certain other gains and losses are not a part of our primary operating business and are not an indication of our future earnings performance.

Adjusted Weighted Average Shares Outstanding represents the diluted weighted average ordinary shares and special shares outstanding, adjusted for outstanding warrants and the impact of RSUs and stock options under the treasury stock method to the extent not included in diluted weighted average ordinary shares outstanding, as further adjusted in 2024 to reflect the conversion of the Series C Preference Shares and preference shares as if it had occurred at the beginning of the year.

Capacity Passenger Cruise Days or Capacity PCDs with respect to any given period is a measurement of capacity that represents, for each ship operating during the relevant period, the number of berths multiplied by the number of Ship Operating Days, determined on an aggregated basis for all ships in operation during the relevant period.

Adjusted Gross Margin is gross margin adjusted for vessel operating and ship depreciation and impairment. Gross margin is calculated pursuant to IFRS as total revenue less total cruise operating expenses and ship depreciation and impairment. Adjusted Gross Margin has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for an analysis of our results as reported under IFRS.

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Net Yield is Adjusted Gross Margin divided by Passenger Cruise Days. Due to early bookings by our passengers, our Net Yield for a given reporting period is affected by strategies we employed or events that occurred prior to the sailing year.

Occupancy is the ratio, expressed as a percentage, of Passenger Cruise Days to Capacity Passenger Cruise Days with respect to any given period. Contrary to many of our competitors, we do not allow more than two passengers to occupy a two-berth stateroom. Additionally, we have guests who choose to travel alone and are willing to pay higher prices for single occupancy in a two-berth stateroom. As a result, our Occupancy cannot exceed 100% and may be less than 100%, even if all our staterooms are booked.

Passenger Cruise Days or PCDs is the number of passengers carried for each cruise, with respect to any given period and for each ship operating during the relevant period, multiplied by the number of Ship Operating Days.

Ship Operating Days is the number of days within any given period that a ship and vessel is in service and carrying cruise passengers, determined on an aggregated basis for all ships and vessels in operation during the relevant period.

Vessel operating expenses excluding fuel is vessel operating expenses less fuel expense. Management believes this is a relevant measure for evaluating our ability to control costs. Vessel operating expenses excluding fuel has limitations as an analytical tool because it excludes an expense necessary for conducting our operations, and should not be considered in isolation, or as a substitute for an analysis of our results as reported under IFRS.

Results of Operations

Operating results for the years ended December 31, 2021, 2022 and 2023 and for the six months ended June 30, 2023 and 2024 are shown in the following table. Our historical results are not necessarily indicative of

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our future results. Additionally, our historical results for the years ended December 31, 2021 and 2022 reflect the impact of COVID-19 on our business. Due to the worldwide spread of COVID-19, government-imposed travel restrictions and limited access to certain ports, we suspended our worldwide cruise operations beginning March 12, 2020 and we began our phased relaunch in May 2021.

	Year Ended December 31,			Six Months Ended June 30,
(in thousands)	2021	2022	2023	2023	2024
Consolidated Statements of Operations:
Revenue
Cruise and land	$543,007	$2,955,872	$4,383,524	$1,939,578	$2,145,823
Onboard and other	82,094	220,107	326,969	144,187	159,593

Total revenue	625,101	3,175,979	4,710,493	2,083,765	2,305,416
Cruise operating expenses
Commissions and transportation costs	(157,022)	(769,556)	(1,053,874)	(467,067)	(483,488)
Direct costs of cruise, land and onboard	(96,947)	(408,652)	(586,234)	(253,693)	(288,950)
Vessel operating	(458,312)	(974,159)	(1,211,676)	(588,070)	(610,088)

Total cruise operating expenses	(712,281)	(2,152,367)	(2,851,784)	(1,308,830)	(1,382,526)
Other operating expenses
Selling and administration	(459,062)	(682,810)	(789,040)	(401,319)	(440,411)
Depreciation, amortization and impairment	(204,407)	(276,513)	(251,311)	(126,010)	(126,052)
Gain on sale of Viking Sun	75,588	—	—	—	—

Total other operating expenses	(587,881)	(959,323)	(1,040,351)	(527,329)	(566,463)

Operating (loss) income	(675,061)	64,289	818,358	247,606	356,427
Non-operating income (expense)
Interest income	1,929	14,044	48,027	18,833	33,207
Interest expense	(384,493)	(456,637)	(538,974)	(296,927)	(218,112)
Currency gain (loss)	5,396	(35,035)	(20,815)	(14,982)	10,180
Private Placement derivatives (loss) gain	(696,102)	808,523	(2,007,089)	66,260	(364,214)
Loss on Private Placement refinancing	(367,233)	—	—	—	—
Other financial income (loss)	8,352	12,236	(151,469)	(40,273)	(146,523)

(Loss) income before income taxes	(2,107,212)	407,420	(1,851,962)	(19,483)	(329,035)
Income tax expense	(5,030)	(8,902)	(6,639)	(4,830)	(9,092)

Net (loss) income	$(2,112,242)	$398,518	$(1,858,601)	$(24,313)	$(338,127)

Other Financial Data:
Adjusted EBITDA(1)	$(528,247)	$367,251	$1,090,322	$390,737	$488,140

(1)

Adjusted EBITDA is a non-IFRS financial measure. We present Adjusted EBITDA as a performance measure because we believe it facilitates a comparison of our consolidated operating performance on a consistent basis from period-to-period and provides for a more complete understanding of factors and trends affecting our business than measures under IFRS can provide alone. Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for an analysis of our results as reported under IFRS. The following table reconciles net (loss) income, the most directly comparable IFRS measure, to Adjusted EBITDA for the years ended December 31, 2021, 2022 and 2023 and for the six months ended June 30, 2023 and 2024:

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	Year Ended December 31,			Six Months Ended June 30,
(in thousands)	2021	2022	2023	2023	2024
Net (loss) income	$(2,112,242)	$398,518	$(1,858,601)	$(24,313)	$(338,127)
Interest income	(1,929)	(14,044)	(48,027)	(18,833)	(33,207)
Interest expense	384,493	456,637	538,974	296,927	218,112
Income tax expense	5,030	8,902	6,639	4,830	9,092
Depreciation, amortization and impairment	204,407	276,513	251,311	126,010	126,052

EBITDA	(1,520,241)	1,126,526	(1,109,704)	384,621	(18,078)

Private Placement derivatives loss (gain)(a)	696,102	(808,523)	2,007,089	(66,260)	364,214
Warrants loss (gain)(b)	40,504	(40,567)	107,673	(1,783)	146,730
Loss on Private Placement refinancing	367,233	—	—	—	—
Gain on sale of Viking Sun	(75,588)	—	—	—	—
Other financial (income) loss	(54,757)	29,517	46,540	46,918	(1,604)
Currency (gain) loss	(5,396)	35,035	20,815	14,982	(10,180)
Stock-based compensation expense	23,896	25,263	17,909	12,259	7,058

Adjusted EBITDA	$(528,247)	$367,251	$1,090,322	$390,737	$488,140

(a)

Private Placement derivatives loss (gain) represents the non-cash loss (gain) on the remeasurement of the fair value of the derivatives associated with our Series A Preference Shares, Series B Preference Shares and Series C Preference Shares. Our Series A Preference Shares, Series B Preference Shares and Series C Preference Shares are no longer outstanding.

(b)

Warrants loss (gain) represents the non-cash loss (gain) on the remeasurement of the warrant liability and is included in other financial loss (income) on the unaudited interim condensed consolidated statements of operations. Warrants loss (gain) was previously included in the Adjusted EBITDA table in other financial (income) loss. Presentation for the years ended December 31, 2019, 2020, 2021, 2022 and 2023 has been updated to conform to the presentation for the six months ended June 30, 2023 and 2024 to reflect warrants loss (gain) as a separate line item.

The following table sets forth selected statistical and operating data (1) on a consolidated basis, (2) for Viking River and (3) for Viking Ocean. Due to the impact of COVID-19, certain metrics for 2021 were not meaningful and are indicated with “NM” in the tables below.

	Year Ended December 31,			Six Months Ended June 30,
	2021	2022	2023	2023	2024
Statistical and Operating Data (Consolidated):
Vessels operated	53	78	84	83	85
Passengers	102,121	469,935	649,669	282,484	291,766
PCDs	842,708	4,225,598	6,069,070	2,638,280	2,821,686
Capacity PCDs	1,859,410	5,389,816	6,476,790	2,807,102	2,996,484
Occupancy	45.3%	78.4%	93.7%	94.0%	94.2%
Adjusted Gross Margin(1) (in thousands)	$371,132	$1,997,771	$3,070,385	$1,363,005	$1,532,978
Net Yield	NM	$473	$506	$517	$543
Vessel operating expenses (in thousands)	$458,312	$974,159	$1,211,676	$588,070	$610,088
Vessel operating expenses excluding fuel(2) (in thousands)	$398,223	$833,492	$1,036,969	$502,870	$523,136
Vessel operating expenses per Capacity PCD	NM	$181	$187	$209	$204
Vessel operating expenses excluding fuel per Capacity PCD	NM	$155	$160	$179	$175
Statistical and Operating Data (Viking River):
Vessels operated	47	67	70	69	69
Passengers	52,411	289,714	366,730	149,734	150,574
PCDs	416,103	2,330,479	2,957,595	1,164,543	1,167,491
Capacity PCDs	948,940	2,910,066	3,097,264	1,225,714	1,232,728
Occupancy	43.8%	80.1%	95.5%	95.0%	94.7%
Adjusted Gross Margin(1) (in thousands)	$182,488	$1,069,449	$1,411,214	$589,426	$663,672
Net Yield	NM	$459	$477	$506	$568

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	Year Ended December 31,			Six Months Ended June 30,
	2021	2022	2023	2023	2024
Statistical and Operating Data (Viking Ocean):
Vessels operated	6	8	9	9	9
Passengers	49,710	162,009	243,291	114,661	119,152
Passenger Cruise Days (PCD)	426,605	1,738,643	2,724,241	1,310,038	1,445,002
Capacity PCDs	910,470	2,279,430	2,914,620	1,388,490	1,522,410
Occupancy	46.9%	76.3%	93.5%	94.3%	94.9%
Adjusted Gross Margin(1) (in thousands)	$153,429	$801,285	$1,354,215	$637,633	$710,569
Net Yield	NM	$461	$497	$487	$492

(1)

Adjusted Gross Margin is a non-IFRS financial measure. See “Prospectus Summary—Summary Consolidated Financial and Other Data” for a reconciliation of gross margin, the most directly comparable IFRS measure, to Adjusted Gross Margin, for the years ended December 31, 2021, 2022 and 2023 and for the six months ended June 30, 2023 and 2024.

(2)

Vessel operating expenses excluding fuel is a non-IFRS financial measure. See “Prospectus Summary—Summary Consolidated Financial and Other Data” for a reconciliation of vessel operating expenses, the most directly comparable IFRS measure, to vessel operating expenses excluding fuel for the years ended December 31, 2021, 2022 and 2023 and for the six months ended June 30, 2023 and 2024.

Six Months Ended June 30, 2024 Compared to Six Months Ended June 30, 2023

Revenues

Consolidated

Total revenue for the six months ended June 30, 2024 increased by $221.6 million, or 10.6%, to $2,305.4 million from $2,083.8 million for the same period in 2023.

Cruise and land increased by $206.2 million, or 10.6%, to $2,145.8 million for the six months ended June 30, 2024, from $1,939.6 million for the same period in 2023. Onboard and other increased by $15.4 million, or 10.7%, to $159.6 million for the six months ended June 30, 2024, from $144.2 million for the same period in 2023. These increases were primarily due to an increase in PCDs, mainly due to the operation of additional ships delivered, including the Viking Saturn and Viking Aton, which were delivered in April 2023 and August 2023, respectively, and higher revenue per PCD. Additionally, we had an earlier season start in 2024 for certain river vessels in Europe beginning in January.

Viking River Segment

Total revenue for our Viking River segment for the six months ended June 30, 2024 increased by $93.9 million, or 9.7%, to $1,057.2 million from $963.3 million for the same period in 2023. The increase was primarily due to higher revenue per PCD and an earlier season start in 2024 for certain river vessels in Europe beginning in January.

Viking Ocean Segment

Total revenue for our Viking Ocean segment for the six months ended June 30, 2024 increased by $93.4 million, or 10.1%, to $1,020.9 million from $927.5 million for the same period in 2023. The increase was primarily due to an increase in PCDs, mainly due to additional ship operating days for the Viking Saturn, which was delivered in April 2023.

Operating Costs and Expenses

Commissions and transportation costs increased by $16.4 million, or 3.5%, to $483.5 million for the six months ended June 30, 2024, from $467.1 million for the same period in 2023. The increase was primarily

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83.

due to an increase in PCDs, mainly due to the operation of additional ships delivered, including the Viking Saturn and Viking Aton, which were delivered in April 2023 and August 2023, respectively, and higher revenue. Additionally, we had an earlier season start in 2024 for certain river vessels in Europe beginning in January.

Direct costs of cruise, land and onboard increased by $35.3 million, or 13.9%, to $289.0 million for the six months ended June 30, 2024, from $253.7 million for the same period in 2023. The increase was primarily due to an increase in PCDs as well as an increase in our ancillary services. The increase in PCDs was mainly due to the operation of additional ships delivered, including the Viking Saturn and Viking Aton, which were delivered in April 2023 and August 2023, respectively. Additionally, we had an earlier season start in 2024 for certain river vessels in Europe beginning in January.

Vessel operating increased by $22.0 million, or 3.7%, to $610.1 million for the six months ended June 30, 2024, from $588.1 million for the same period in 2023. The increase was primarily due to an increase in operations, mainly due to the operation of additional ships delivered, including the Viking Saturn and Viking Aton, which were delivered in April 2023 and August 2023, respectively. Additionally, we had an earlier season start in 2024 for certain river vessels in Europe beginning in January.

Selling and administration increased by $39.1 million, or 9.7%, to $440.4 million for the six months ended June 30, 2024, from $401.3 million for the same period in 2023. The increase was due to an increase in employee costs and a net increase in selling costs, office and other expenses and professional fees, primarily due to an increase in capacity PCDs for 2024 and future seasons.

Depreciation, amortization and impairment increased by $0.1 million, or 0.1%, to $126.1 million for the six months ended June 30, 2024, from $126.0 million for the same period in 2023.

The drivers of changes in operating costs and expenses for our Viking River and Viking Ocean segments are the same as those described for our consolidated results.

As a result of the foregoing, operating income was $356.4 million for the six months ended June 30, 2024, compared to $247.6 million for the same period in 2023.

Non-operating Income (Expense)

Net interest expense decreased by $93.2 million to $184.9 million for the six months ended June 30, 2024, from $278.1 million for the same period in 2023. The decrease was primarily due to non-recurring charges of $48.0 million for the loss on early extinguishment of the 2025 Secured Notes in 2023, a $47.3 million related decrease in interest expense as a result of the extinguished 2025 Secured Notes, a $14.4 million increase in interest income and a $5.0 million net decrease in interest expense related to paydowns of loans and financial liabilities and other interest expense. These decreases were partially offset by a $33.0 million increase in interest expense related to the 2031 VCL Notes and a $3.8 million increase in interest expense related to the debt drawdown upon the delivery of the Viking Saturn in 2023.

Additionally, for the six months ended June 30, 2024 and 2023, the Company recognized a total of $32.0 million and $47.3 million, respectively, in interest expense related to the Series C Preference Shares. Immediately prior to the consummation of the IPO, the Series C Preference Shares automatically converted to ordinary shares and upon conversion to ordinary shares, the Private Placement liability was no longer outstanding.

Currency gain (loss) increased by $25.2 million to a gain of $10.2 million for the six months ended June 30, 2024, from a loss of $15.0 million for the same period in 2023. The gain was primarily due to unrealized gains for the €316.6 million Viking Neptune and €316.6 million Viking Saturn loans, which are both payable in euros and adjusted for currency translation, partially offset by realized currency losses due to payments for operating costs and vendor payments incurred in non-U.S. dollar denominations.

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83.

Private Placement derivative (loss) gain decreased by $430.5 million to a loss of $364.2 million for the six months ended June 30, 2024, from a gain of $66.3 million for the same period in 2023. The $364.2 million loss on remeasurement of the Private Placement derivative was primarily due to an increase in the fair value of the Series C Private Placement derivative as a result of the increase in the ordinary share price. Immediately prior to the consummation of the IPO, the Series C Preference Shares automatically converted to ordinary shares and upon conversion to ordinary shares, the Private Placement derivative was no longer outstanding.

Other financial loss increased by $106.2 million to $146.5 million for the six months ended June 30, 2024, from $40.3 million for the same period in 2023. The increase was primarily due to a $146.7 million loss on the remeasurement of the warrant liability in 2024 compared to a $1.8 million gain for the same period in 2023, partially offset by a decrease related to a $40.6 million in loss on the remeasurement of the 2025 Secured Notes embedded derivative in 2023, which was derecognized in the second quarter of 2023.

Income tax expense increased by $4.3 million to $9.1 million for the six months ended June 30, 2024, from $4.8 million for the same period in 2023.

Net Loss

Net loss increased by $313.8 million to $338.1 million for the six months ended June 30, 2024, from $24.3 million for the same period in 2023. The increase was primarily due to a $364.2 million loss on remeasurement of the Private Placement derivative in 2024 compared to a $66.3 million gain for the same period in 2023, and a $106.2 million increase in other financial loss primarily due to the remeasurement of the warrant liability. These increases were partially offset by a $108.8 million increase in operating income and a $93.2 million decrease in net interest expense due to the various factors described above.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Revenues

Consolidated

Total revenue for the year ended December 31, 2023 increased by $1,534.5 million, or 48.3%, to $4,710.5 million from $3,176.0 million in 2022.

Cruise and land increased by $1,427.6 million, or 48.3%, to $4,383.5 million for the year ended December 31, 2023, from $2,955.9 million in 2022. Onboard and other increased by $106.9 million, or 48.6%, to $327.0 million for the year ended December 31, 2023, from $220.1 million in 2022. These increases were due to an increase in the size of our fleet and higher Occupancy in 2023 compared to 2022. During the year ended December 31, 2023, we operated ships and vessels delivered in 2022 for the entire 2023 season. We also operated additional ships delivered in 2023, including the Viking Saturn and the Viking Aton.

Viking River Segment

Total revenue for our Viking River segment for the year ended December 31, 2023 increased by $544.8 million, or 30.3%, to $2,341.3 million from $1,796.5 million for the same period in 2022. For the year ended December 31, 2023, our Occupancy increased compared to 2022. Additionally, our Capacity PCDs increased due to an earlier seasonal launch of our river fleet in 2023 compared to the 2022 season and the delivery of the Viking Aton.

Viking Ocean Segment

Total revenue for our Viking Ocean segment for the year ended December 31, 2023 increased by $755.9 million, or 63.6%, to $1,945.2 million from $1,189.3 million for the same period in 2022. During the year ended December 31, 2023, we operated an additional ship, the Viking Saturn, and operated the Viking Neptune for the full 2023 season, which increased our Capacity PCDs. Additionally, for the year ended December 31, 2023, our Occupancy increased compared to 2022.

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83.

Operating Cost and Expenses

Consolidated

Commissions and transportation costs increased by $284.3 million, or 36.9%, to $1,053.9 million for the year ended December 31, 2023, from $769.6 million in 2022. This increase was due to an increase in the size of our fleet and higher Occupancy in 2023 compared to 2022. During the year ended December 31, 2023, we operated ships and vessels delivered in 2022 for the entire 2023 season. We also operated additional ships delivered in 2023, including the Viking Saturn and the Viking Aton.

Direct costs of cruise, land and onboard increased by $177.5 million, or 43.4%, to $586.2 million for the year ended December 31, 2023, from $408.7 million in 2022. This increase was due to an increase in the size of our fleet and higher Occupancy in 2023 compared to 2022. During the year ended December 31, 2023, we operated ships and vessels delivered in 2022 for the entire 2023 season. We also operated additional ships delivered in 2023, including the Viking Saturn and the Viking Aton.

Vessel operating increased by $237.5 million, or 24.4%, to $1,211.7 million for the year ended December 31, 2023, from $974.2 million in 2022. This increase was due to an increase in the size of our fleet and higher Occupancy in 2023 compared to 2022. During the year ended December 31, 2023, we operated ships and vessels delivered in 2022 for the entire 2023 season. We also operated additional ships delivered in 2023, including the Viking Saturn and the Viking Aton.

Selling and administration increased by $106.2 million, or 15.6%, to $789.0 million for the year ended December 31, 2023, from $682.8 million in 2022. The increase was due to a $64.9 million net increase in selling costs, office and other expenses and professional fees and a $41.3 million increase in employee costs, primarily due to an increase in capacity PCDs for 2023 and future seasons.

Depreciation, amortization and impairment decreased by $25.2 million, or 9.1%, to $251.3 million for the year ended December 31, 2023, from $276.5 million in 2022. The decrease was primarily due to $41.9 million in impairments for river vessels in 2022 related to Russia and Ukraine river vessels, the Viking Prestige and the Viking Legend, and a $2.0 million net decrease in depreciation and amortization related to intangible assets, other fixed assets and right-of-use (“ROU”) lease assets. These decreases were partially offset by an $18.7 million increase in depreciation primarily due to new vessels and ships delivered in 2023 and 2022, net of a decrease in depreciation related to older vessels and ships.

The drivers of changes in operating costs and expenses for our Viking River and Viking Ocean segments are the same as those described for our consolidated results.

As a result of the foregoing, operating income was $818.4 million for the year ended December 31, 2023, compared to $64.3 million in 2022.

Non-operating Income (Expense)

Net interest expense increased by $48.3 million to $490.9 million for the year ended December 31, 2023, from $442.6 million in 2022. The increase was primarily due to non-recurring charges of $48.0 million for the loss on early extinguishment of VCL’s 13.000% Senior Secured Notes due 2025 (the “2025 Secured Notes”), a $33.6 million increase in interest expense primarily related to VCL’s 9.125% Senior Notes due 2031 (the “2031 VCL Notes”) issued in 2023, a $25.3 million increase in interest expense related to loans and financial liabilities drawn in connection with ships delivered in 2022 and 2023, a $10.7 million increase in interest expense related to lease liabilities and a net $9.3 million increase in interest expense primarily related to increases in variable interest rates for vessel and ship financing and other interest expense. These increases were partially offset by a $44.6 million decrease in interest expense related to the extinguishment of the 2025 Secured Notes in 2023 and a $34.0 million increase in interest income.

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83.

For the years ended December 31, 2022 and 2023, interest expense included $94.2 million and $94.8 million, respectively, related to our Series C Preference Shares. All outstanding Series C Preference Shares automatically converted into ordinary shares immediately prior to the consummation of our IPO.

Currency loss decreased by $14.2 million to $20.8 million for the year ended December 31, 2023, from $35.0 million in 2022. The loss was primarily due to unrealized losses for the €316.6 million Viking Neptune and €316.6 million Viking Saturn loans, which are both payable in euros and adjusted for currency translation, and net unrealized currency losses from bank accounts held in foreign currencies and cost accruals, denominated in euros.

Private Placement derivatives (loss) gain decreased by $2,815.6 million to a loss of $2,007.1 million for the year ended December 31, 2023, from a gain of $808.5 million in 2022. The $2,007.1 million loss on remeasurement of the Private Placement derivative was primarily due to an increase in the fair value of the Series C Private Placement derivative. The increase in the fair value of the Series C Private Placement derivative was due to an increase in the fair value of equity, which was primarily as a result of changes to forecasted future cash flows and decreases in the discount rate and market interest rates, offset by changes in the forward EUR/USD curve. Our Series C Preference Shares automatically converted to ordinary shares immediately prior to the consummation of our IPO, and upon conversion to ordinary shares, the Private Placement derivative was no longer outstanding.

Other financial income (loss) decreased by $163.7 million to a loss of $151.5 million for the year ended December 31, 2023, from income of $12.2 million in 2022. The decrease was primarily due to an increase in the fair value of the warrant liability in 2023 compared to a decrease in 2022. For the years ended December 31, 2022 and 2023, we recognized a gain of $40.6 million and a loss of $107.7 million, respectively, on remeasurement of the warrant liability. The remaining decrease was due to a loss of $40.6 million on remeasurement of the 2025 Secured Notes embedded derivative, which included a $7.3 million loss on remeasurement of the 2025 Secured Notes embedded derivative and a $33.3 million loss to derecognize the 2025 Secured Notes embedded derivative, compared to a $27.0 million loss on remeasurement of the 2025 Secured Notes embedded derivative in 2022.

Income tax expense decreased by $2.3 million to $6.6 million for the year ended December 31, 2023, from $8.9 million in 2022. The decrease between periods relates to foreign local taxes as well as temporary differences between book and tax and changes in deferred tax assets and liabilities.

Net Income (Loss)

Net income (loss) decreased by $2,257.1 million to a net loss of $1,858.6 million for the year ended December 31, 2023, from net income of $398.5 million in 2022. The decrease was primarily due to a $2,007.1 million loss on remeasurement of the Private Placement derivative in 2023 compared to an $808.5 million gain on remeasurement of the Private Placement derivative in 2022, partially offset by a $754.1 million increase in operating income due to the various factors described above.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Revenues

Consolidated

Total revenue for the year ended December 31, 2022 increased by $2,550.9 million to $3,176.0 million from $625.1 million in 2021.

Cruise and land increased by $2,412.9 million to $2,955.9 million for the year ended December 31, 2022, from $543.0 million in 2021. The increase was due to the operation of substantially all of our fleet and higher

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83.

Occupancy in 2022 compared to 2021. Due to the COVID-19 pandemic, we operated about half of our river fleet and our full fleet of six ocean ships at the peak of operations in 2021. In addition, during 2022, two new ocean ships, two river vessels, two expedition ships and the Viking Mississippi began operations.

Onboard and other increased by $138.0 million to $220.1 million for the year ended December 31, 2022, from $82.1 million in 2021. The increase was due to the operation of substantially all of our fleet and higher Occupancy in 2022 compared to 2021. In addition, during 2022, two new ocean ships, two river vessels, two expedition ships and the Viking Mississippi began operations. In 2021, as part of our relaunch of operations, we operated a smaller fleet at lower Occupancy. The increase was partially offset by a decrease in revenue related to services provided to CMV, the entity of the China JV Investment that we do not consolidate.

Viking River Segment

Total revenue for our Viking River segment for the year ended December 31, 2022 increased by $1,457.3 million to $1,796.5 million from $339.2 million in 2021. The increase was due to the operation of substantially all of our river fleet and higher Occupancy in 2022 compared to 2021. Due to the COVID-19 pandemic, we operated about half of our river fleet at the peak of operations in 2021. In addition, during 2022, two new river vessels began operations.

Viking Ocean Segment

Total revenue for our Viking Ocean segment for the year ended December 31, 2022 increased by $938.8 million to $1,189.3 million from $250.5 million in 2021. The increase was due to the operation of our entire ocean fleet of eight ships, which included two new ocean ships delivered in 2022, and higher Occupancy in 2022 compared to 2021. In 2021, as part of our relaunch of operations, we operated a fleet of six ocean ships at lower Occupancy.

Operating Cost and Expenses

Consolidated

Commissions and transportation costs increased by $612.6 million to $769.6 million for the year ended December 31, 2022, from $157.0 million in 2021. The increase was due to the operation of substantially all of our fleet and higher Occupancy in 2022 compared to 2021. In addition, during 2022, two new ocean ships, two river vessels, two expedition ships and the Viking Mississippi began operations. In 2021, as part of our relaunch of operations, we operated a smaller fleet at lower Occupancy.

Direct costs of cruise, land and onboard increased by $311.8 million to $408.7 million for the year ended December 31, 2022, from $96.9 million in 2021. The increase was due to the operation of substantially all of our fleet and higher Occupancy in 2022 compared to 2021. In addition, during 2022, two new ocean ships, two river vessels, two expedition ships and the Viking Mississippi began operations. In 2021, as part of our relaunch of operations, we operated a smaller fleet at lower Occupancy.

Vessel operating increased by $515.9 million to $974.2 million for the year ended December 31, 2022, from $458.3 million in 2021. The increase was due to the operation of substantially all of our fleet and higher Occupancy in 2022 compared to 2021. In addition, during 2022, two new ocean ships, two river vessels, two expedition ships and the Viking Mississippi began operations. In 2021, as part of our relaunch of operations, we operated a smaller fleet at lower Occupancy.

Selling and administration increased by $223.7 million, or 48.7%, to $682.8 million for the year ended December 31, 2022, from $459.1 million in 2021. Of the total increase, $137.0 million was due to a net increase in selling costs, office and other expenses and professional fees, and $86.7 million was due to an increase in

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83.

employee costs during the year ended December 31, 2022, compared to lower expenditures during 2021 while our cruise operations were gradually resuming.

Depreciation, amortization and impairment increased by $72.1 million, or 35.3%, to $276.5 million for the year ended December 31, 2022, from $204.4 million in 2021. The increase was primarily due to $41.9 million in impairments for river vessels in 2022. In 2022, we cancelled all sailings on our river vessels in Russia and Ukraine as a result of the Russia-Ukraine conflict and recognized a $28.6 million impairment due to these cancellations and the uncertainty of future operations in these regions. We also recognized $13.3 million in impairment for two other river vessels, the Viking Prestige and the Viking Legend. Additionally, $18.2 million of the increase in depreciation was due to vessel and ship deliveries in 2022 and 2021, net of a decrease in depreciation related to older vessels and ships. The remaining increase was due to a $12.0 million net increase in depreciation and amortization related to intangible assets, office equipment, other fixed assets and ROU lease assets.

Gain on sale of Viking Sun was $75.6 million for the year ended December 31, 2021. We sold the Viking Sun to CMV, a related party, in April 2021.

The drivers of changes in operating costs and expenses for our Viking River and Viking Ocean segments are the same as those described for our consolidated results.

As a result of the foregoing, operating (loss) income was income of $64.3 million for the year ended December 31, 2022, compared to a loss of $675.1 million in 2021.

Non-operating Income (Expense)

Net interest expense increased by $60.0 million to $442.6 million for the year ended December 31, 2022, from $382.6 million in 2021. The increase was primarily due to a $25.7 million increase in interest expense related to loans and financial liabilities drawn in connection with ships delivered in 2021 and 2022. Additionally, there was a $13.3 million increase in interest expense, primarily related to increases in interest related to lease liabilities and increases in variable interest rates for vessel financing, and a $11.3 million increase in interest expense related to the additional principal amount of $150.0 million in VCL’s 7.000% Senior Unsecured Notes due 2029 (the “2029 Unsecured Notes”) issued in October 2021.

Additionally, there was a $24.7 million net increase in interest expense related to Private Placement liabilities due to a $14.7 million gain in 2021 as a result of the change in expectations in 2021 of whether dividends would be paid in cash or in-kind. Our Series C Preference Shares automatically converted into ordinary shares immediately prior to the consummation of our IPO.

These increases were partially offset by a $12.1 million increase in interest income and a $2.9 million decrease in interest expense related to the financial liability to the Viking Sun, which was sold in the second quarter of 2021.

Currency gain (loss) decreased by $40.4 million to a loss of $35.0 million for the year ended December 31, 2022, from a gain of $5.4 million in 2021. The loss was primarily due to unrealized losses from the €316.6 million loan related to the delivery of the Viking Neptune, which is payable in EUR and adjusted for currency translation and bank accounts held in foreign currencies, cost accruals, denominated in euros, partially offset by realized currency gains due to payments for operating costs and vendor payments incurred in non-U.S. dollar denominations.

Private Placement derivatives (loss) gain increased by $1,504.6 million to a gain of $808.5 million for the year ended December 31, 2022, from a loss of $696.1 million in 2021. The $808.5 million gain on remeasurement of the Private Placement derivative was primarily due to a decrease in the fair value of the

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83.

Series C Private Placement derivative. The decrease in the fair value of the Series C Private Placement derivative was due to a decrease in the fair value of equity, which was primarily as a result of changes to forecasted future cash flows and increases in the discount rate due to increases in market interest rates, offset by changes in the forward EUR/USD curve reflecting forecasted strengthening of the U.S. dollar. Our Series C Preference Shares automatically converted to ordinary shares immediately prior the consummation of our IPO, and upon conversion to ordinary shares, the Private Placement derivative was no longer outstanding.

Loss on Private Placement refinancing was a non-recurring loss of $367.2 million during the year ended December 31, 2021 related to: (1) the difference between (a) the fair value of the Series C Private Placement liability and Series C Private Placement derivative at closing and (b) the aggregate carrying values of Series A and Series B Private Placement liabilities and derivatives, and cash received, and (2) direct transaction costs.

Other financial income increased by $3.8 million to $12.2 million for the year ended December 31, 2022, from $8.4 million in 2021. The increase was primarily due to a decrease in the fair value of the warrant liability in 2022 compared to an increase in 2021 partially offset by a decrease in the fair value of certain redemption features of the 2025 Secured Notes in 2022, compared to an increase in 2021.

Income tax expense increased by $3.9 million to $8.9 million for the year ended December 31, 2022, from $5.0 million in 2021. The increase between periods relates to foreign local taxes as well as temporary differences between book and tax and changes in deferred tax assets and liabilities.

Net (Loss) Income

Net loss decreased by $2,510.7 million to net income of $398.5 million for the year ended December 31, 2022, from a net loss of $2,112.2 million in 2021. The decrease was primarily due to an $808.5 million gain on remeasurement of the Private Placement derivatives in 2022 compared to $696.1 million in losses on remeasurement of the Private Placement derivatives in 2021 and the loss on Private Placement refinancing of $367.2 million in 2021, and a $739.4 million decrease in operating loss due to the various factors described above.

Unaudited Quarterly Results of Operations

The following tables set forth unaudited quarterly condensed consolidated statements of operations and statistical and operating data for each of the quarters in the year ended December 31, 2023 and for the first two quarters of the year ended December 31, 2024. The information for each of these quarters has been prepared on the same basis as the audited annual consolidated financial statements included elsewhere in this prospectus and, in the opinion of management, includes all adjustments, which consist only of normal recurring adjustments, necessary for the fair presentation of the results of operations for these periods. This data should be read in conjunction with our consolidated financial statements, unaudited interim condensed consolidated financial

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83.

statements, related notes and other financial information included elsewhere in this prospectus. These quarterly results are not necessarily indicative of our operating results for any future period.

	Three Months Ended
	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024
(in thousands, except per share amounts)
Consolidated Statements of Operations:
Revenue
Cruise and land	$583,877	$1,355,701	$1,402,252	$1,041,694	$665,284	$1,480,539
Onboard and other	45,117	99,070	104,546	78,236	52,871	106,722

Total revenue	628,994	1,454,771	1,506,798	1,119,930	718,155	1,587,261
Cruise operating expenses
Commissions and transportation costs	(138,523)	(328,544)	(337,892)	(248,915)	(137,408)	(346,080)
Direct costs of cruise, land and onboard	(74,755)	(178,938)	(188,155)	(144,386)	(85,427)	(203,523)
Vessel operating	(263,209)	(324,861)	(317,387)	(306,219)	(281,090)	(328,998)

Total cruise operating expenses	(476,487)	(832,343)	(843,434)	(699,520)	(503,925)	(878,601)
Other operating expenses
Selling and administration	(205,670)	(195,649)	(188,252)	(199,469)	(219,818)	(220,593)
Depreciation and amortization	(62,699)	(63,311)	(62,807)	(62,494)	(64,911)	(61,141)

Total other operating expenses	(268,369)	(258,960)	(251,059)	(261,963)	(284,729)	(281,734)

Operating (loss) income	(115,862)	363,468	412,305	158,447	(70,499)	426,926
Non-operating income (expense)
Interest income	8,804	10,029	12,607	16,587	18,469	14,738
Interest expense	(123,593)	(173,334)	(122,873)	(119,174)	(117,489)	(100,623)
Currency (loss) gain	(3,441)	(11,541)	21,096	(26,929)	8,798	1,382
Private Placement derivatives gain (loss)	39,159	27,101	(1,494,781)	(578,568)	(306,646)	(57,568)
Other financial (loss) income	(16,566)	(23,707)	(68,475)	(42,721)	(24,955)	(121,568)

(Loss) income before income taxes	(211,499)	192,016	(1,240,121)	(592,358)	(492,322)	163,287
Income tax (expense) benefit	(2,868)	(1,962)	1,929	(3,738)	(1,606)	(7,486)

Net (loss) income	$(214,367)	$190,054	$(1,238,192)	$(596,096)	$(493,928)	$155,801

Net (loss) income attributable to Viking Holdings Ltd						$155,652
Net (loss) income attributable to non-controlling interests						$149
Weighted-average ordinary shares and special shares outstanding:
Basic						364,787
Diluted						367,188
Net (loss) income per share attributable to ordinary shares and special shares:
Basic						$0.37
Diluted						$0.37
Adjusted EPS(1)						$0.79

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83.

(1)

Adjusted EPS is a non-IFRS financial measure. We present Adjusted EPS because we believe it provides additional information to us and our investors about the earnings performance of our primary operating business. Adjusted EPS has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for an analysis of our results as reported under IFRS

The following tables show the calculation of Adjusted EPS for the three months ended June 30, 2024. Additionally, the following tables reconcile net loss attributable to Viking Holdings Ltd, the most directly comparable IFRS measure, to Adjusted Net Income attributable to Viking Holdings Ltd and diluted weighted-average ordinary shares and special shares outstanding, the most directly comparable IFRS measure, to Adjusted Weighted Average Shares Outstanding for the three months ended June 30, 2024:

(in thousands)	Three Months Ended June 30, 2024
Net income attributable to Viking Holdings Ltd	$155,652
Interest expense and Private Placement derivatives loss related to Series C Preference Shares	65,750
Warrants loss	123,019
(Gain) loss, net, for debt extinguishment and modification costs and embedded derivatives associated with debt and financial liabilities	728

Adjusted Net Income attributable to Viking Holdings Ltd	$345,149

(in thousands)	Three Months Ended June 30, 2024
Weighted average ordinary shares and special shares outstanding – Diluted	367,188
Outstanding warrants	8,733
RSUs and stock options	—
Assumed conversion of Series C Preference Shares and preference shares at the beginning of 2024	59,781

Adjusted Weighted Average Shares Outstanding	435,702

(in thousands, except Adjusted EPS)	Three Months Ended June 30, 2024
Adjusted Net Income attributable to Viking Holdings Ltd	$345,149
Adjusted Weighted Average Shares Outstanding	435,702

Adjusted EPS	$0.79

	Three Months Ended
	March 31, 2023	March 31, 2023	March 31, 2023	December 31, 2023	March 31, 2024	June 30, 2024
Statistical and Operating Data (Consolidated):
Vessels operated	71	82	84	84	75	85
Passengers	79,630	202,854	207,425	159,760	90,449	201,317
PCDs	841,263	1,797,017	1,890,785	1,540,005	974,977	1,846,709
Capacity PCDs	906,606	1,900,496	1,992,534	1,677,154	1,037,624	1,958,860
Occupancy	92.8%	94.6%	94.9%	91.8%	94.0%	94.3%
Adjusted Gross Margin(1) (in thousands)	$415,716	$947,289	$980,751	$726,629	$495,320	$1,037,658
Net Yield	$494	$527	$519	$472	$508	$562

(1)

Adjusted Gross Margin is a non-IFRS financial measure. Management believes this is a relevant measure of our performance because it reflects revenue earned net of certain direct variable costs. Adjusted Gross Margin has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for an analysis of our results as reported under IFRS.

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The following table reconciles gross margin, the most directly comparable IFRS measure, to Adjusted Gross Margin for each of the three months ended March 31, June 30, September 30, December 31, 2023, March 31, 2024 and June 30, 2024, on a consolidated basis:

	Three Months Ended
	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024
(in thousands)
Consolidated
Total revenue	$628,994	$1,454,771	$1,506,798	$1,119,930	$718,155	$1,587,261
Total cruise operating expenses	(476,487)	(832,343)	(843,434)	(699,520)	(503,925)	(878,601)
Ship depreciation	(54,390)	(55,145)	(54,840)	(54,744)	(54,096)	(51,628)

Gross margin	98,117	567,283	608,524	365,666	160,134	657,032

Ship depreciation	54,390	55,145	54,840	54,744	54,096	51,628
Vessel operating	263,209	324,861	317,387	306,219	281,090	328,998

Adjusted Gross Margin	$415,716	$947,289	$980,751	$726,629	$495,320	$1,037,658

Liquidity and Capital Resources

Liquidity Management

Our liquidity requirements arise primarily from the need to fund working capital and capital expenditures for the expansion, refurbishment and maintenance of our fleet and to repay debt. Historically, we have obtained financing of up to 80% of our newbuild contract prices and issued debt and equity to finance our cash needs and the growth of our business. Additionally, we collect significant deposits from bookings, which are recorded as deferred revenue and are recognized as revenue generally pro rata over the cruise period. In June 2024, VCL entered into a credit agreement for a five-year revolving credit facility in an aggregate principal amount of $375.0 million, the proceeds of which will be used by us to finance ongoing working capital requirements and for other general corporate purposes.

As of June 30, 2024, we had $1,842.1 million in cash and cash equivalents and a working capital deficit of $2,580.2 million. The working capital deficit included $3,823.4 million of deferred revenue. We believe existing cash and cash equivalents and cash flows from operations and financing activities will continue to be sufficient to fund our operating activities and cash commitments for at least the next 12 months. Our liquidity requirements depend on a number of factors, many of which are beyond our control, as further described in the “Risk Factors” section of this prospectus.

On May 3, 2024, we closed our IPO and issued 11,000,000 ordinary shares, at a public offering price of $24.00 per share. We received net proceeds of $243.9 million after deducting underwriting discounts and commissions of $13.2 million and other offering expenses of $6.9 million. In connection with the settlement of RSUs that vested upon our IPO, we withheld 5,171,224 ordinary shares and used $136.4 million of the net proceeds from our IPO to satisfy tax withholding and remittance obligations.

Our liquidity requirements also include operating expenses, which have been impacted by elevated levels of inflation. We closely monitor costs and are cost conscious in managing our operations. We may work with multiple suppliers or source items from different markets to take advantage of cost competition. We may also look for opportunities to thoughtfully substitute lower cost alternatives, without compromising the quality of the guest experience. Where we anticipate elevated costs may be more sustained, we may enter into contracts with suppliers to lock in rates, such as for our river fuel. We are also strategic in the duration of our contracts to provide flexibility to take advantage of cost declines when they occur.

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We collect a significant amount of deposits for cruise bookings from our customers well in advance of their cruise dates. Credit card and electronic transfer transactions that process in less than 21 days are classified as cash and cash equivalents. Other credit card receivables and deposits are included in accounts and other receivables and prepaid expenses and other current assets. We rely on multiple credit card processors for collection of customer funds for future cruises. Credit card processors can limit the funds they remit to us if they determine that they need to increase their reserve requirements on credit card processing activities, which could reduce our cash and cash equivalents and negatively impact our liquidity position.

If we cancel sailings, guests generally have the option to receive either a refund in cash for 100% of monies paid to us or a Premium Cruise Voucher with a face value of up to 125% of monies paid. Premium Cruise Vouchers can generally be applied to a new booking for up to two years from the voucher issuance date (or longer, if the expiration date is extended) and any unused Premium Cruise Vouchers are refundable for the original amount paid upon expiration. In addition, in the event of travel uncertainty, we may temporarily update our cancellation policies to give our guests the option to receive a Risk Free Voucher, instead of incurring cancellation penalties. For example, in response to the COVID-19 pandemic, we temporarily updated our cancellation policies for bookings made through June 30, 2022 to give our guests the option to cancel cruises closer to the date of departure and receive Risk Free Vouchers instead of incurring cancellation penalties.

Upon issuance, Premium Cruise Vouchers and Risk Free Vouchers are included in deferred revenue for amounts equal to money paid. We recognize revenue over the cruise period to which Premium Cruise Vouchers or Risk Free Vouchers are applied, with a corresponding decrease to deferred revenue. Expired Premium Cruise Vouchers will be refunded to guests in cash, with a corresponding decrease in deferred revenue. We recognize cruise revenue for Risk Free Vouchers that we estimate will expire unused over the redemption period for these vouchers.

Sources and Uses of Cash

Set forth below is a summary of our cash flows for the years ended December 31, 2021, 2022 and 2023 and for the six months ended June 30, 2023 and 2024:

	Year Ended December 31,			Six Months Ended June 30,
	2021	2022	2023	2023	2024
(in thousands)
Consolidated Statements of Cash Flows Data:
Net cash flow from operating activities	$701,543	$372,665	$1,371,331	$813,449	$882,819
Net cash flow used in investing activities	(675,534)	(841,502)	(634,227)	(504,502)	(220,833)
Net cash flow from (used in) financing activities	963,445	(80,933)	(479,651)	(100,028)	(331,064)

Change in cash and cash equivalents	989,454	(549,770)	257,453	208,919	330,922
Effect of exchange rate changes on cash and cash equivalents	(2,548)	(9,863)	3,120	2,321	(2,493)

Net increase (decrease) in cash and cash equivalents	$986,906	$(559,633)	$260,573	$211,240	$328,429

Net Cash Flow from Operating Activities

Net cash flow from operating activities increased by $69.4 million to $882.8 million for the six months ended June 30, 2024, compared to $813.4 million for the same period in 2023. The increase was primarily due to a $108.8 million increase in operating income. Other changes primarily relate to timing differences in cash receipts and payments for various operating assets and liabilities.

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Net cash flow from operating activities increased by $998.6 million to $1,371.3 million for the year ended December 31, 2023, compared to $372.7 million in 2022. The increase in cash flow from operating activities was primarily due to a $754.1 million increase in operating income. Additionally, cash inflows from deferred revenue increased by $335.2 million. Other changes primarily relate to timing differences in cash receipts and payments relating to various operating assets and liabilities.

Net cash flow from operating activities decreased by $328.8 million to $372.7 million for the year ended December 31, 2022, compared to $701.5 million in 2021. The decrease in cash flow from operating activities was primarily due to a $1,625.0 million decrease in cash inflows from deferred revenue primarily due to the operation of substantially all of our fleet in 2022, compared to cash collections from customers during our temporary suspension of operations and phased relaunch of operations in 2021. This decrease was partially offset by a $639.6 million increase in net (loss) income, net of non-cash activity related to the remeasurement of the fair value of the Series C Private Placement derivative and the loss on the Private Placement refinancing in 2021. Other changes primarily relate to timing differences in cash receipts and payments relating to various operating assets and liabilities.

Net Cash Flow used in Investing Activities

Net cash flow used in investing activities decreased by $283.7 million to $220.8 million for the six months ended June 30, 2024, compared to $504.5 million for the same period in 2023. The decrease was primarily due to a $267.3 million decrease in capital expenditures and a $16.8 million increase in interest received.

Net cash flow used in investing activities decreased by $207.3 million to $634.2 million for the year ended December 31, 2023, compared to $841.5 million in 2022. The decrease was primarily due to a $281.0 million decrease in capital expenditures and a $31.5 million increase in interest received, partially offset by a non-recurring cash inflow for $100.0 million related to the settlement of a short-term investment in 2022.

Net cash flow used in investing activities increased by $166.0 million to $841.5 million for the year ended December 31, 2022, compared to $675.5 million in 2021. Net cash flow used in investing activities for the year ended December 31, 2021 included $400.0 million in proceeds from the sale of the Viking Sun. Additionally, there was a $200.0 million decrease related to the settlement of a $100.0 million short-term investment in 2022 which was purchased in 2021, and an $18.0 million decrease due to capital contributions made in 2021 related to our investment in CMV.

Net Cash Flow from (used in) Financing Activities

Net cash flow used in financing activities increased by $231.0 million to $331.1 million for the six months ended June 30, 2024, compared to $100.0 million for the same period in 2023. The increase was primarily due to $1,022.5 million in lower proceeds from borrowings related to the issuance of the 2031 VCL Notes and the debt drawdown upon the delivery of the Viking Saturn in 2023, $124.1 million in taxes paid related to net share settlement of equity awards in connection with the IPO and $74.0 million in higher loan repayments. These increases were partially offset by a $721.6 million trustee deposit made in June 2023 in connection with the early redemption of the 2025 Secured Notes, $243.9 million in net proceeds from the IPO and $19.3 million in lower interest paid.

Net cash flow used in financing activities increased by $398.8 million to $479.7 million for the year ended December 31, 2023, compared to $80.9 million in 2022. The increase was primarily due to $736.1 million in higher loan repayments primarily as a result of the early extinguishment of the 2025 Secured Notes, $32.9 million in penalties paid primarily related to the early extinguishment of the 2025 Secured Notes and $11.8 million in higher payments for lease liabilities. These increases were partially offset by an increase in proceeds from borrowings, net of transactions costs, of $391.0 million, related to the issuance of the 2031 VCL Notes, and the debt drawdown upon the delivery of the Viking Saturn in 2023, compared to the debt drawdown upon the delivery of the Viking Mars and the Viking Neptune in 2022.

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Net cash flow from (used in) financing activities decreased by $1,044.3 million to an outflow of $80.9 million for the year ended December 31, 2022, compared to an inflow of $963.4 million in 2021. The decrease was primarily due to $699.0 million related to the issuance of our Series C Preference Shares in 2021 and a decrease in proceeds from borrowings, net of transaction costs, of $635.8 million, related to the debt drawdown upon the delivery of the Viking Mars and the Viking Neptune in 2022, compared to the issuance of the 2029 Secured Notes, the 2029 Unsecured Notes and debt drawdowns upon the delivery of the Viking Octantis and two river vessels in 2021, and an increase of $59.4 million in interest paid. These decreases were partially offset by a $200.0 million paid for the repurchase of shares from Viking Capital in 2021 and $160.8 million in lower loan repayments due to the conclusion of the deferred tranche activities.

Debt Obligations and Material Capital Commitments

The table below summarizes our significant short-term and long-term liquidity and capital resource needs, including principal and interest payments for debt and financial liabilities, shipbuilding obligations and vessel and ship charter obligations, based on contractual undiscounted cash flows as of June 30, 2024, assuming a euro to U.S. dollar exchange rate of 1.10:

	Total	Remainder of 2024	2025-2026	2027-2028	2029 - forward
(in thousands)
Debt obligations	$5,199,563	$101,043	$641,821	$1,835,695	$2,621,004
Interest to be paid	1,583,624	155,954	571,885	463,058	392,727
Shipbuilding obligations	2,858,394	512,888	1,492,456	853,050	—
Vessel charter obligations	237,363	28,548	77,619	71,707	59,489

Total	$9,878,944	$798,433	$2,783,781	$3,223,510	$3,073,220

The table above reflects obligations related to outstanding loan and contracted ship commitments. Debt obligations are presented gross of loan costs of $116.9 million. Our debt obligations mature at various dates through 2035 and bear interest at fixed and variable rates. Future interest on variable rate debt as of June 30, 2024 is calculated based upon interest rates ranging from 6.94% to 8.61%. Shipbuilding obligations include purchase commitments for our newbuilds currently under contract as of June 30, 2024. As we make payments towards our newbuilds, our shipbuilding obligations are reduced. The table above only reflects ship commitments for shipyard newbuilding agreements or amendments that are effective as of June 30, 2024. Vessel and ship charter obligations represent remaining amounts contractually committed for leased vessels and ships, excluding renewal options not yet exercised. Vessel and ship charter obligations include payments for both asset and service components of the charters. Fees for the service components of the Viking Mississippi charter are subject to change based on actual operating expenses.

The table above reflects our shipbuilding obligations before the impact of financing. For our newbuilding activity, we typically finance 80% of the contract amount and fund 20% of the contract amount with cash on hand. The financed portion is typically paid to the shipyard on the ship delivery date, while the 20% that we remit directly to the shipyard is paid at various dates leading up to the ship delivery date based on the shipbuilding contract. We use a variety of instruments to finance our ships, including bank facilities, charter finance agreements or notes, but in each instance the financed portion is secured by the underlying ships. As our fleet grows, we often incur indebtedness for new ships prior to recognizing revenue on the new ships. See Note 14 in the audited consolidated financial statements and Note 10 in our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus for further information about our debt obligations.

We have financial maintenance covenants on certain of our river vessel financings that require Viking River Cruises Ltd (“VRC”), as guarantor, and Viking River Cruises AG (“VRC AG”), as borrower, to maintain at all times following the first drawdown, an aggregate amount of consolidated free liquidity, which includes cash and

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cash equivalents, marketable securities and receivables from credit card processors, equal to or greater than $75.0 million. As of June 30, 2024, VRC and VRC AG were in compliance with these financial maintenance covenants. Additionally, we are required to maintain $6.5 million in a financial liability deposit at all times throughout the charter period as part of the Viking Orion charter agreement.

Newbuilding Program

Newbuilds increase our potential number of berths and Capacity PCDs. Each Longship has 190 berths and certain of our river vessels are Longship-like, but are designed to be able to navigate smaller rivers and have fewer berths. Longships for China Outbound have 182 berths. Each ocean ship currently in operation has 930 berths and each additional ocean ship will have 998 berths. Each expedition ship has 378 berths. The Viking Mississippi has 386 berths.

We generally have a variety of alternatives to finance our newbuilds. When we acquire options for newbuilds, we have no contractual or financial obligation to the shipyard until a contract for a newbuild is signed with financing conditions fulfilled or waived.

River Newbuilds and Charters

In August 2024, we took delivery of the Viking Hathor. We are in the process of building five river vessels that will operate in Egypt, the Viking Amun, the Viking Sobek, the Viking Thoth and two additional vessels, and have entered into raw materials agreements for these vessels. We expect these vessels to be delivered between 2024 and 2026.

In 2023, we entered into shipbuilding contracts for the river vessels outlined below, assuming a euro to U.S. dollar exchange rate of 1.10. In 2024, we amended these contracts, which reduced the purchase price of each vessel by €1.5 million ($1.7 million, assuming a euro to U.S. dollar exchange rate of 1.10), changed the timing and amount of our installment payments to the shipyard and accelerated the delivery dates for certain vessels.

In January 2024, we entered into a shipbuilding contract for a Longship-Douro vessel modified for the Douro River for delivery in 2025 for $24.8 million, assuming a euro to U.S. dollar exchange rate of 1.10.

We have obtained financing for all ships, other than the Longship-Douro vessel, as described below.

River Vessels	Number of Vessels	Aggregate Price (in thousands)	Delivery Date
Longships	4	$162,800	2025
Longships-Seine	2	77,606	2025
Longship-Douro	1	24,750	2025
Longships	4	162,800	2026

Total	11	$427,956

In August 2023, we entered into two loan agreements for €167.5 million each to finance the eight Longships and two Longships-Seine river vessels scheduled for delivery in 2025 and 2026. Euler Hermes Aktiengesellschaft (“Hermes”), which manages the official export credit guarantee scheme on behalf and for the account of the German Federal Government, has provided guarantees equal to 95% of the loan amounts. The loans are denominated in U.S. dollars and the applicable exchange rate will be based on the prevailing exchange rate two business days prior to the date of drawdown. These loans have a term of 102 months from the date of drawdown and we may select fixed or variable rate financing prior to each drawdown. VRC and VCL issued corporate guarantees for these loans.

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We have also secured the following options for additional river vessels:

River Vessels – Options	Number of Vessels	Delivery Date	Option Exercise Date
Longships	4	2027	October 30, 2024
Longships	4	2028	October 30, 2025

In 2023, we entered into a charter agreement for the Viking Tonle, an 80-berth river vessel traveling through Vietnam and Cambodia for the 2025 through 2033 sailing seasons. We have an option to extend the charter for two additional seasons.

Ocean Newbuilds

A summary of the ocean newbuilding program is outlined below, assuming a euro to U.S. dollar exchange rate of 1.10. Each new ocean ship will have 998 berths.

In January 2024, we amended certain shipbuilding contracts to accelerate the delivery dates for Ship XIV, Ship XV and Ship XVI. Ship XIV, Ship XV and Ship XVI are now scheduled to be delivered in the years 2026, 2027 and 2028, respectively. We have obtained financing for all ships, as described below.

Ocean Ships	Price (in thousands)	Delivery Date
Viking Vela	$446,050	2024
Viking Vesta	446,050	2025
Ship XIII	501,523	2026
Ship XIV	501,523	2026
Ship XV	517,000	2027
Ship XVI	517,000	2028

Total	$2,929,146

In 2021 and 2022, we entered into loan agreements to finance the Viking Vela, the Viking Vesta, Ship XIII, Ship XIV, Ship XV and Ship XVI. The loan agreements are for up to 80% of each newbuild’s contract price, including certain change orders and 100% of the Export Credit Agency premium, and will be available for drawdown in U.S. dollars. SACE SpA, which manages the official export credit guarantee scheme on behalf and for account of the Italian Government, provided the lenders with an insurance policy covering 100% of the principal and interest of the facility amount. The interest rates for the loans are fixed. The loans are due in 12 years through 24 consecutive, semiannual, equal installments, the first of which is due six months after the drawdown at delivery. VCL and Viking Ocean Cruises II Ltd have jointly and severally guaranteed these loans.

We entered into shipbuilding contracts for the ships outlined below, assuming a euro to U.S. dollar exchange rate of 1.10. These shipbuilding contracts will not become effective until certain financing conditions are met. If the financing conditions have not been met by October 31, 2024, these contracts can be terminated by us or the shipyard.

Ocean Ships	Price (in thousands)	Delivery Date
Ship XVII	$567,600	2028
Ship XVIII	567,600	2029

Total	$1,135,200

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In 2023, we secured the following options for additional ocean ships:

Ocean Ships – Options	Delivery Date	Option Exercise Date
Ship XIX	2030	May 30, 2025
Ship XX	2030	May 30, 2025

In February 2024, we entered into an accommodation purchase agreement for all cabins on select sailings on the Zhao Shang Yi Dun, which is owned and operated by CMV, traveling in China for 72 days in the third and fourth quarters of 2024. We have options to extend the agreement for additional select sailings through 2027.

Undrawn Borrowing Facilities

We have obtained SACE Financing for the Viking Vela, the Viking Vesta, Ship XIII, Ship XIV, Ship XV and Ship XVI. We have also entered into two loan agreements for €167.5 million each to finance the eight Longships and two Longships-Seine scheduled for delivery in 2025 and 2026. VRC and VCL issued corporate guarantees for the two €167.5 million loans. These loan agreements will be drawn down on the delivery of each ship or vessel.

Revolving Credit Facility

In June 2024, VCL entered into a credit agreement for a five-year revolving credit facility in an aggregate principal amount of $375.0 million (the “Revolving Credit Facility”). Loans under the Revolving Credit Facility will be based on either SOFR or a base rate, with such rate ranging from SOFR plus a margin of 1.50% to 2.50% for SOFR loans and from a base rate plus a margin of 0.50% to 1.50% for base rate loans. VCL will also pay a commitment fee between 0.30% to 0.35%, payable quarterly, on the average daily unused amount of the Revolving Credit Facility. Proceeds from the Revolving Credit Facility will be used to make revolving loans to VRC AG, an indirect wholly-owned subsidiary of VCL, pursuant to an intercompany revolving loan agreement, the proceeds of which will be used by VRC AG to finance ongoing working capital requirements and for other general corporate purposes. The obligations of VCL under the Revolving Credit Facility are guaranteed by certain of VCL’s direct and indirect wholly-owned subsidiaries and are secured by VCL’s rights under the intercompany loan agreement with VRC AG, which is secured by the following river vessels: Viking Odin, Viking Idun, Viking Freya, Viking Njord, Viking Eistla, Viking Bestla, Viking Embla, Viking Aegir, Viking Skadi, Viking Bragi, Viking Tor, Viking Var, Viking Forseti, Viking Rinda, Viking Jarl, Viking Atla, Viking Gullveig, Viking Ingvi and Viking Alsvin. As of June 30, 2024, we had no amounts drawn on the Revolving Credit Facility.

The Revolving Credit Facility contains affirmative and negative covenants that are customary for a senior secured credit agreement. The negative covenants include, among other things, limitations on asset sales, mergers and consolidations, indebtedness, liens, dividends, investments and transactions with affiliates. The Revolving Credit Facility also contains financial covenants that require VCL to maintain a leverage ratio and interest coverage ratio as per the levels specified in the credit agreement if the aggregate amount of outstanding loans under the Revolving Credit Facility exceeds a certain threshold.

Qualitative and Quantitative Disclosures about Market Risk

Risk Management Overview

We are exposed to market risks attributable to changes in foreign currency exchange rates, fuel prices, credit risk, taxes and interest rates. In order to reduce and manage these risks, we periodically review and assess our primary financial market risks. Once risks are identified, action is taken to mitigate specific risks.

Foreign Currency Risk

The U.S. dollar is our reporting currency as well as the currency in which most of our revenue is generated. A portion of our revenue is also generated in the British pound, Canadian dollar, Australian dollar and Chinese

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yuan. For the year ended December 31, 2023, 12.0% of our total revenue was generated in currencies other than the U.S. dollar. Our foreign currency exposure primarily relates to certain direct costs of cruise, land and onboard, operating expenses and administrative expenses, which are denominated in currencies other than the U.S. dollar. For the year ended December 31, 2023, 31.1% of total commissions and transportation costs, direct costs of cruise, land and onboard, vessel operating and selling and administration expenses were incurred in currencies other than the U.S. dollar. For these expenses, we estimated that a 10% increase or decrease in the value of the U.S. dollar against the euro, with all other variables held constant, would have resulted in a $80.3 million effect on our loss before income taxes for the year ended December 31, 2023, not taking into consideration any hedging activities.

Additionally, certain of our loans are denominated in currencies other than the U.S. dollar, primarily the loans for the Viking Neptune and the Viking Saturn, which are denominated in euros. Based on our outstanding Viking Neptune and Viking Saturn loan balances as of December 31, 2023, a 10% increase or decrease in the value of the U.S. dollar against the euro, with all other variables held constant, would have resulted in a $65.5 million, decrease or increase on the balance of the bank loans.

We manage our exposure to currency fluctuations through our normal operating and financing activities, including netting certain exposures to take advantage of any natural offsets, such as having some of our operating and financing obligations in U.S. dollars. From time to time, we enter into forward foreign currency contracts to hedge our euro spending for direct costs of cruise, land and onboard and vessel operating expenses. In 2022, we entered into forward foreign currency contracts to purchase €235.0 million at an average euro to U.S. dollar rate of 1.05. The forward foreign currency contracts matured at various dates in 2023 and were designated as cash flow hedges for our highly probable forecasted expenditures denominated in euros for direct costs of cruise, land and onboard and vessel operating expenses in 2023. In 2023, we entered into €470.0 million in forward foreign currency contracts at an average euro to U.S. dollar rate of 1.09. In 2024, we entered into €470.0 million in forward foreign currency contracts at an average euro to U.S. dollar rate of 1.10. The forward foreign currency contracts mature at various dates in 2024 and in 2025 and were designated as cash flow hedges for our highly probable forecasted expenditures denominated in euros for direct costs of cruise, land and onboard and vessel operating expenses in 2024 and in 2025. There can be no assurance that currency agreements will fully mitigate our risk of loss due to adverse foreign exchange rate movements.

Fuel Price Risk

From time to time, we may use financial instruments to mitigate our exposure to the risk of increases in fuel prices. We may also enter into fuel swap contracts that limit our exposure to fuel price risk related to our ocean ship fuel consumption.

In order to mitigate risks related to fuel prices, we also enter into fixed price fuel contracts for the majority of our expected river fuel consumption in respect of our European itineraries prior to each season. Fuel costs are expensed as incurred at the fixed price, and the fixed price contract is not marked to market. We may incur fees for unused fuel amounts in the period of contract, which may be for non-usage or to roll over unused amounts into the following year.

In January and April 2024, we entered into contracts for a portion of our river fuel usage in Europe for the 2024 season. The contract prices are fixed for 40,000 cubic meters and depend on the place of delivery, ranging from $74.80 to $91.50 per 100 liters, excluding taxes. In July 2024, we entered into a contract for a portion of our river fuel usage in Europe for the 2025 season. The contract prices are fixed for 15,000 cubic meters and depend on the place of delivery ranging from $69.70 to $83.60 per 100 liters, excluding taxes.

Credit Risk

We trade only with third parties that we believe are creditworthy. Receivable balances are monitored on an ongoing basis with the result that our exposure to bad debts is not significant. Our largest receivables are from

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highly reputable credit card processors. As we constantly monitor these receivables, the risk of non-collection is unlikely.

Taxes

We operate in a variety of countries, which may subject us to tax or provide for exemptions from tax. Our tax is calculated at current rates on their respective taxable income. Where appropriate, deferred income taxes are determined using the liability method whereby the future expected consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements are recognized as deferred tax assets and liabilities. In addition to or in place of income taxes, virtually all countries where our ships call impose taxes or fees based on the number of days sailed within the country or other applicable measures. These indirect taxes or fees are included in vessel operating expenses in our consolidated statements of operations. When we are a pass-through conduit for collecting and remitting taxes to relevant government authorities, such as sales tax, the effect of such taxes is included in total revenue.

Interest Rate Risk

Our risk management objective for interest rate risk is to minimize the exposure to variability of cash flows arising from changes in interest rates. Certain of our financings have variable interest rates, which subject us to interest rate risk. As of June 30, 2024, 8.3% of the principal outstanding on our Total Debt had variable interest rates.

Certain of our variable interest rate borrowings used LIBOR. After June 30, 2023, LIBOR was no longer published. The Alternative Reference Rate Committee, a committee convened by the Federal Reserve, identified the SOFR, a new index calculated by short-term repurchase agreements that is backed by United States Treasury securities, as its preferred alternative rate for LIBOR.

In June 2023, we amended our outstanding loan agreements related to the Hermes Financing. Beginning with the first interest rate adjustment for each variable rate loan subsequent to June 30, 2023, the variable rate will be based on Term SOFR plus the Credit Adjustment Spread (“CAS”) and a margin. Term SOFR is administered by CME Group Benchmark Administration Limited. The relevant Credit Adjustment Spread was published by the International Swaps and Derivatives Association on March 5, 2021. The margin is determined by the lender, consistent with periods where LIBOR was published. Additionally, our outstanding Viking Octantis variable rate charter agreement adopted the use of Term SOFR plus the CAS and a margin, beginning September 2023. The transition had no impact on our risk management strategy.

Critical Accounting Policies

Our management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which we have prepared in accordance with IFRS as issued by the IASB. The preparation of our consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported revenues and expenses during the reporting periods. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are more fully described in the notes to our consolidated financial statements appearing elsewhere in this prospectus, we believe that the accounting policies discussed below are critical to our financial results and to the understanding of our past and future performance, as these policies relate to the more significant areas involving management’s estimates and assumptions. We consider an accounting estimate to be critical if: (1) it requires us to make assumptions because information was not available at the time or it included matters that were highly uncertain at the time we were making our estimate and (2) changes in the estimate could have a material impact on our financial condition or results of operations.

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Private Placement Derivatives

As of December 31, 2022 and 2023, the Private Placement liability and the Private Placement derivative related to our Series C Preference Shares. In all periods presented, our Series A Preference Shares, Series B Preference Shares and Series C Preference Shares were accounted for as financial liabilities as certain conversion features were not within our control and could have been cash settled. The equity conversion features were bifurcated from the liabilities as derivatives and were carried at fair value, with changes in value recognized in Private Placement derivatives gain (loss) in the consolidated statements of operations. Our Series C Preference Shares automatically converted into ordinary shares immediately prior to the consummation of our IPO. In connection with this conversion, the Private Placement derivative and Private Placement liability were derecognized with an offsetting amount recognized in equity.

The valuation of the Private Placement derivatives was based on a lattice model methodology, which took into consideration enterprise value based on a discounted cash flow model, fair value of debt holdings and various market factors. The valuation was subject to uncertainty because it was measured based on significant unobservable inputs. The value was sensitive to changes in the volatility and the price of our ordinary shares, which was based on the discounted cash flow model. As of December 31, 2022 and 2023, the Private Placement derivative was $633.7 million and $2,640.8 million, respectively. The Private Placement derivative was designated as a Level 3 fair value instrument as the fair value was measured based on significant unobservable inputs, including, but not limited to, ordinary share price, which was based on the discounted cash flow model, and ordinary share volatility. If factors changed and different assumptions had been used, Private Placement derivatives (loss) gain could have been materially different.

The sensitivity of the fair value of the Private Placement derivative to changes in ordinary share price and ordinary share volatility are outlined below:

	Fair value as of December 31, 2022	Fair value as of December 31, 2023
Significant unobservable inputs	(in thousands)
Fair Value	$633,670	$2,640,759
Sensitivity Analysis
Ordinary share price
+ 5%	$694,936	$2,842,062
- 5%	$561,823	$2,439,916
Ordinary share volatility
+ 5%	$666,245	$2,643,261
- 5%	$600,847	$2,639,454

Fleet Accounting—Useful Lives, Depreciation and Residual Value

Our fleet includes vessels and ships, our most significant assets, which we record at cost less accumulated depreciation and impairment. To compute depreciation expense for our vessels or ships, we estimate the useful lives of the major components of the vessels or ships as well as their residual values. Estimates for useful lives and residual values differ between our ocean and expedition ships, which are exposed primarily to salt water and generally operate year-round, and our river vessels, which are exposed primarily to fresh water and generally operate for approximately eight to nine months per year. Depreciation expense for our vessels and ships is computed net of the residual value on a straight-line basis.

We estimate the useful lives of our vessel or ship components based on our estimated period of economic benefit, the seasonal usage of river vessels, the comparable market for ocean and expedition ships, historical experience with river vessels, differences in salt water and freshwater deterioration rates and brokers’ assessments of the useful lives, when available. Given the large and complex nature of our ships, our relatively young fleet and limited market information for river vessels, our accounting estimates related to vessels and ships

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require considerable judgment and are inherently uncertain. If factors or circumstances cause us to revise our estimates of vessel or ship service lives or projected residual values, depreciation expense could be materially lower or higher. The estimated useful lives of our vessel and ship components generally are as follows:

River vessels
Hull and superstructure	40 - 50 years
Machinery	40 - 50 years
Hotel and restaurant	10 years
Navigation equipment	5 years

Ocean and expedition ships
Hull, deck and machinery	32 years
Interior	24 years

We estimate the residual value of our vessels and ships based on our long-term estimates of their resale value at the end of their useful life to us but before the end of their physical and economic lives to others, the comparable market for ocean and expedition ships, the historical resale value of our river vessels and the higher resale value potential of vessels exposed primarily to fresh water. We estimate the residual value of our vessels or ships at approximately 15% to 20% of the original vessel or ship cost.

We believe we have made reasonable estimates for vessel and ship accounting purposes. However, should certain factors or circumstances cause us to revise our estimates of vessel or ship useful lives or projected residual values, depreciation expense could be materially lower or higher. If circumstances cause us to change our assumptions in determining whether vessel or ship improvements should be capitalized, the amounts we expense each year as repairs and maintenance costs could increase, partially offset by a decrease in depreciation expense. If we had reduced our estimated vessel and ship component useful lives by one year, depreciation expense for the year ended December 31, 2023 would have increased by approximately $16.9 million. If our vessels and ships were estimated to have no residual value, depreciation expense for the year ended December 31, 2023 would have increased by approximately $28.6 million.

Impairment of Vessels and Ships, Including ROU Vessel and Ship Assets

We review our property, plant and equipment, including ROU assets, principally vessels and ships, for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. We evaluate asset impairment at the lowest level for which there are largely independent cash inflows. Impairment exists when the carrying value of an asset exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. Impairment loss is recognized in depreciation, amortization and impairment in the consolidated statements of operations.

For our vessels and ships, the lowest level for which there are largely independent cash inflows is generally the individual vessel or ship. We consider that the following factors may be indicators of potential impairment: the decision to lay up a vessel or ship, which is to take a vessel or ship out of service, for more than one season; the carrying value of a vessel or ship exceeds the broker estimate of the value of the vessel or ship; significant physical damage to a vessel or ship; significant, adverse changes in the yields or booking curves associated with the vessel or ship; and other general economic factors. The fair value less costs of disposal for vessels and ships may be based on broker estimates. Value in use for vessels or ships is calculated using a discounted cash flow model. The future cash flows are derived from past actual performance and management’s assessment of future performance for the vessel’s or ship’s remaining useful life under multiple scenarios reflecting variability in possible results. The value in use is sensitive to the discount rate used for the discounted cash flow model as well as the expected future cash flows. We perform this impairment assessment when there are circumstances that indicate that the carrying value of any of our vessels or ships may not be recoverable. However, our conclusions may change if factors or circumstances cause us to revise our assumptions in future periods.

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During the year ended December 31, 2021, we determined certain indicators of potential impairment had occurred as a result of the impact of COVID-19 on our operations. We performed impairment analyses throughout 2021. For all vessels and ships, the calculated value in use exceeded the carrying value by greater than 20% as of December 31, 2021. For the year ended December 31, 2021, we did not recognize any impairment.

We have five river vessels in Russia and one river vessel in Ukraine, which are not Longships and were built prior to 1991. As a result of the Russia-Ukraine conflict, we cancelled all sailings on these vessels in 2022. These cancellations were an indicator of potential impairment for the Russia and Ukraine vessels during the first quarter of 2022. As of March 31, 2022, we estimated the recoverable amount for the vessels in Russia and Ukraine to be zero, based on the uncertainty of if we will resume operations in Ukraine and when we will resume operations in Russia, uncertainty of the future demand for cruises in these regions (including consideration that the historical operating results for these vessels were lower than the other river vessels) and that these are the oldest vessels in our fleet. Additionally, as of March 31, 2022, the estimated fair value less costs of disposal if we sold these vessels was zero. Accordingly, we recognized a $28.6 million impairment in the first quarter of 2022 to decrease the carrying value of these vessels to their estimated values in use of zero. The impairment is included in depreciation, amortization and impairment in the consolidated statement of operations for the year ended December 31, 2022.

In the second quarter of 2022, we entered into a charter agreement for the Viking Legend river vessel, which included a sale of the vessel at the end of the lease. Based on the terms of the charter agreement, we determined that the carrying value of the Viking Legend exceeded its fair value less costs of disposal. Due to the similarities between the Viking Legend and the Viking Prestige, including that neither vessel is a Longship and we had a similar strategy for the vessels, we also determined the carrying value of the Viking Prestige exceeded its recoverable amount. Accordingly, we recognized a $13.3 million impairment in the second quarter of 2022, which is included in depreciation, amortization and impairment in the consolidated statement of operations for the year ended December 31, 2022.

We did not identify any impairment indicators related to vessels and ships as of June 30, 2024 or December 31, 2023. For the six months ended June 30, 2024 and the year ended December 31, 2023, we did not recognize any impairment loss related to vessels and ships.

Recent Accounting Pronouncements

See Note 2 to our audited consolidated financial statements and unaudited interim condensed consolidated financial statements included elsewhere in this prospectus for recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted as of the date of this prospectus.

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INDUSTRY

Global Luxury Leisure Travel Market

We believe strong trends in the global luxury leisure travel market will be constructive to our long-term success. The global luxury leisure travel market is characterized by high-end experiences, premium accommodations and curated custom experiential itineraries with a focus on comfort. According to Technavio, the global luxury leisure travel market is expected to grow from $1.4 trillion in 2023 to $1.9 trillion in 2028, representing a CAGR of 7.3%. This growth is fueled by an expectation that consumers will continue to prioritize discretionary spending on experiences versus material items.

Supportive Demographic Trends

The global luxury leisure travel market attracts an older, wealthier and more resilient demographic. As a result, projected growth in the 55 years and older population is expected to drive growth in the global luxury leisure travel market. This core demographic is expected to see several favorable trends which are expected to continue to bolster growth:

•

Fastest Growing: According to the Congressional Budget Office, the U.S. population aged 55 years and older is expected to grow from 98 million people in 2020 to 110 million people in 2030, representing a CAGR of 1.2% in comparison to a CAGR of 0.5% for the U.S. population aged 54 and younger, making it the fastest growing segment of the population.

•

Largest Spending Power: The U.S. population aged 55 years and older comprises 30% of the population, has the largest spending power of any demographic based on annual expenditures and holds over 70% of U.S. wealth as measured by the U.S. Federal Reserve.

•

Growing Wealth: The net worth for Americans aged 55 years and older has increased from $78.7 trillion in 2019 to $111 trillion in 2024, representing a CAGR of 8.4% according to the U.S. Federal Reserve.

•

Resilient: Over the past 30 years, Americans aged 55 years and older have been the most resilient demographic, as the only age group to increase their share of total American household wealth from 1989 to 2023. In the first quarter of 2024, the percentage of total American household wealth held by Americans aged 55 years and older increased to 73% from 56% in 1989, according to the U.S. Federal Reserve. During the last three recessions (excluding the COVID-19 pandemic), personal expenditures of the Americans aged 55 years and old generally outperformed other age groups according to the Bureau of Labor Statistics.

•	Spending on Experiences: The growing U.S. population aged 55 years and older continues to prioritize spending on experiences versus material items according to AARP Research.

•	Time for Leisure: According to a Pew Research Center survey, approximately 50% of U.S. adults aged 55 years and older are now retired, which gives them more time to travel.

Cruise Industry

Within the global luxury leisure travel market, the cruising and yachting industry is one of the fastest growing segments. According to Technavio, the overall cruising and yachting industry is forecasted to grow at a CAGR of 8.1% from 2023 to 2028, with its market share of the global luxury leisure travel market rising from 14.7% to 15.3% over the same period.

The cruise industry is typically defined according to three major categories: contemporary, premium and luxury. According to Cruise Industry News, the contemporary category features large ships with lower price points, the premium category features large ships with a higher price point and the luxury category features smaller ships with one of the highest price points across the industry. The luxury ocean cruise market offers

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smaller vessels and more space per passenger and tends to attract higher net worth guests. It commands some of the highest ticket prices in the industry and offers a five- to six-star product aboard that is generally all-inclusive. According to Cruise Industry News, the luxury ocean cruise market is projected to carry over one million guests in 2023 and is forecasted to grow to 1.6 million guests annually by 2030, representing an increase of approximately 55%.

Viking is the only pure-play luxury public cruise line. In contrast, the large public cruise lines have multiple brands that serve all three categories of the cruise market, with luxury representing only a small percentage of their overall capacity. Our total revenue per passenger was $7,251 for the year ended December 31, 2023. Viking defines the luxury category of the river cruise and ocean cruise markets. We believe these are the most attractive segments of the cruise industry and the global luxury leisure travel market given their growth potential.

The 55 years and older demographic is underserved.

The large public cruise lines cater to a variety of age groups and demographics, including adventure-seeking cruisers, young couples, singles, honeymooners and families with kids. No large public cruise line is specifically targeted at the 55 years and older demographic. In contrast, we are intently focused on our core demographic of curious, affluent travelers aged 55 years and older, which we believe is an attractive segment that continues to be significantly underserved.

Global cruise demand expected to outpace capacity growth.

According to CLIA, from 2023 to 2027, global cruise passenger volume is projected to grow at a CAGR of 5.8%, from 31.7 million in 2023 to 39.7 million by 2027. Over the same period, ocean cruise capacity is expected to grow at a CAGR of 3%, according to CLIA.

According to the 2024 Cruise Industry News Orderbook Data (published August 2024), approximately 15% of total new berths coming online globally by 2029 are attributable to ships in the luxury ocean market and our contracted capacity represents approximately 37% of this new comparable supply, positioning us favorably to take advantage of increased demand for cruising within our target market. The favorable growth of demand relative to supply is expected to sustain long-term demand and create an opportunity for pricing growth. We also believe the cruise industry has significant opportunity to grow and capture a greater share of the overall leisure travel market.

High barriers to entry.

The cruise industry is characterized by high barriers to entry, including the existence of several established and recognizable brands, high capital investment requirements, the long lead time necessary to construct new ships and limited newbuild shipyard capacity. According to Cruise Industry News, the cost of ocean ships under construction with capacity of 450 or more berths and expected delivery in 2025 ranges from approximately $350 million to $1.8 billion (or approximately $200,000 to $875,000 per berth). The construction timeline from placing an order with a shipbuilder until the initial revenue generating voyage for an ocean cruise ship is a multi-year process, which can take anywhere from three to six years pending shipyard availability. In addition, the shipbuilding industry is experiencing tightened capacity as the ship sizes increases and the industry consolidates, with most of the new capacity added in the last 20 years having been built by one of three major European shipbuilders.

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BUSINESS

Viking was founded in 1997 with four river vessels and a simple vision that travel could be more destination-focused and culturally immersive.

Today, we have grown into one of the world’s leading travel companies, with a fleet of 93 small, state-of-the-art ships, which we view as floating hotels. From our iconic journeys on the world’s great rivers, including our new Mississippi River itineraries, to our ocean voyages around the globe and our extraordinary expeditions to the ends of the earth, we offer meaningful travel experiences on all seven continents in all three categories of the cruise industry—river, ocean and expedition cruising.

With more than 450 awards to our name, we are a leader in the industry and were rated #1 for Rivers, #1 for Oceans (for ships sized 500 to 2,500 berths) and #1 for Expeditions by Condé Nast Traveler in the 2023 Readers’ Choice Awards. This is the first time a travel company has been voted #1 in all three categories simultaneously.

We have generated rapid growth driven by strong demand for our products and a highly differentiated guest experience, resulting in industry-leading capacity growth and the proven ability to expand our travel platform with new destinations and experiences. From 2015 to 2023, our total number of guests, total revenue, net income and Adjusted EBITDA grew at CAGRs of 10.1%, 14.4%, NM and 16.3%, respectively. We have grown faster

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than the overall cruise industry since 2015 to become the market leader in river cruising and luxury ocean cruising, demonstrating our ability to succeed in each new category we have entered. For the 2024 season, our North American outbound river market share is 52% and our luxury ocean market share is 24%. For the 2023 season, our Mississippi river market share was 20% and our Antarctic expedition market share was 12%. We also continue to grow. For our core products, operating capacity is 5% higher for the 2024 season in comparison to the 2023 season and 12% higher for the 2025 season in comparison to the 2024 season.

For the year ended December 31, 2023, nearly 650,000 guests traveled with us, and we generated total revenue of $4,710.5 million, a net loss of $1,858.6 million and Adjusted EBITDA of $1,090.3 million. For the six months ended June 30, 2024, over 290,000 guests traveled with us, and we generated total revenue of $2,305.4 million, a net loss of $338.1 million and Adjusted EBITDA of $488.1 million. See “Prospectus Summary—Summary Consolidated Financial and Other Data” for additional information about Adjusted EBITDA, including a reconciliation of Adjusted EBITDA to net income (loss). We have also generated industry-leading ROIC of 27.5% for the year ended December 31, 2023, up from 26.1% for the year ended December 31, 2019. As of June 30, 2024, we had $1.8 billion of cash and cash equivalents and $5.2 billion of Total Debt. Our payback period for a Longship is on average approximately four to five years based on contributions to operations by a Longship. Our payback period for an ocean ship is on average about five to six years based on contributions to operations by an ocean ship.

We believe we are well-positioned for future growth. To address the strong demand from our guests, we have ordered 17 new river vessels for delivery through 2026 and eight new ocean ships for delivery through 2029 (two of which are still subject to certain financing conditions).

The Viking Difference

1. One Brand: Among our guests and across the industry, the Viking brand is synonymous with excellence. Our guests can experience all three categories of the cruise industry—ocean, river and expedition cruising—under our single brand. Rather than creating a conglomerate of different brands, all of our products are a consistent extension of the Viking brand. As a result, our marketing spend and strong brand loyalty drive growth

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for all of our products. We also leverage our strong brand loyalty for future product launches, with over 60% of bookings for each of the inaugural seasons for Viking Ocean, Viking Expedition and Viking Mississippi made by past guests. Our guests know they can expect a consistent, excellent experience on each voyage they take with us, which has allowed us to expand our travel platform successfully with new destinations and experiences. Our repeat guest percentage has steadily increased over time from 27% for the 2015 season to 53% for the 2024 season to date.

2. Identical Small Ships: Our fleet includes 58 identical Longships accommodating 190 passengers, nine identical ocean ships accommodating 930 passengers and two identical expedition ships accommodating 378 passengers. Within each product, our ships are indistinguishable to our guests. This simplifies the sales and marketing process as potential guests shop by itinerary versus by specific ship or age of ship, and it allows older ships to achieve similar yields, even when introducing new ships. Identical ships also create operational flexibility, as well as efficiencies around shipbuilding, maintenance and crew, which improves our margins. Our small ships can dock in ports where larger ships cannot, providing our guests more time ashore for cultural discovery and exploration and offering our guests experiences they cannot have with other cruise lines.

3. Clearly Defined, Destination-Focused Experience: We are the only cruise line offering experiences on all seven continents with itineraries across five oceans, 21 rivers and five lakes, and a focus primarily on destinations in Europe and the Mediterranean, rather than the Caribbean. We deliver a highly differentiated experience for our guests by prioritizing exploration of the destination versus onboard consumption and traditional entertainment. The Viking experience is well-defined and all-inclusive, with a shore excursion included in every port. We are also known for the things that we do not do. For example, no children under 18, no casinos and no hidden ancillary costs, such as charges for alternative restaurants, wi-fi or beer and wine at lunch and dinner. Because of these strategic choices, our guests instantly recognize the Viking way of travel.

4. Clear Customer Focus: We are intently focused on the travel needs of our core demographic of curious, affluent, English-speaking travelers aged 55 years and older, which is an attractive segment of the travel market. We believe we know our core demographic better than anyone else in the industry and we have tailored our products to specifically address the travel needs of the Thinking Person. We attract individuals seeking travel experiences that offer cultural insight and personal enrichment.

5. Strong Direct Marketing: Since 1997, we have invested $3.0 billion in all aspects of marketing, most of which is direct marketing spend. This investment has helped build and solidify the value of our brand with our target market. Our marketing database includes more than 56 million North American households, including 1.5 million households that have traveled with us before. We generate our own demand through our direct marketing, which allows us to obtain industry-leading early booking rates. Our marketing also drives direct

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bookings. For the year ended December 31, 2023 and for the 2024 season to date, more than 50% of our guests booked directly with us.

6. Only Pure-Play Luxury Public Cruise Line: Viking is the only pure-play luxury public cruise line. In contrast, the large public cruise lines have multiple brands that serve all three categories of the cruise market, with luxury representing only a small percentage of their overall capacity. Our total revenue per passenger was $7,902 for the six months ended June 30, 2024. Viking defines the luxury category of the river cruise and ocean cruise markets. We believe these are the most attractive segments of the cruise industry and the global luxury leisure travel market given their growth potential.

Multiple Products, One Viking

Since launching Viking River with four vessels in 1997, we have grown our business and expanded our platform through new products to become one of the most recognized luxury travel brands in the world. Seeing unaddressed demand for a destination-focused product in the ocean cruise market, we launched Viking Ocean in 2015, which has since become our fastest growing segment. Looking beyond our primary source markets, we launched China Outbound for the Mandarin-speaking market in 2016. In 2022, our 25th year in business, we further expanded our platform with Viking Expedition and Viking Mississippi. Each new product creates additional travel opportunities for past guests and broadens our platform to attract new guests.

As we have expanded our products, we have done so intentionally, with each new ship and itinerary becoming a consistent extension of the Viking experience. Every ship in our fleet is designed specifically for the destination and waterway where it sails, yet all ships share features that make them instantly recognizable as a Viking ship: elegant, understated Scandinavian design; spacious, light-filled public spaces; comfortable, highly functional staterooms; attention to detail; thoughtful service from the crew; and a single language spoken onboard.

Each itinerary includes a shore excursion in every port and an onboard and onshore enrichment program that provides deep immersion in the destination through performances of music and art, cooking demonstrations, informative port talks and carefully selected guest lecturers. We offer informative talks to introduce the destinations to our guests before they arrive, and we bring experts on board to present lectures and workshops that provide educational background and context. We also help our guests prepare and anticipate their journey through recommended reading lists, informative videos, suggestions for films to watch and other content. Our guests know that a Viking product will offer more than just a trip—it will offer a doorway to cultural insight and personal enrichment.

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Viking River

VIKING

ONBOARD SPACE COMPARISON
USABLE SPACE
UNUSABLE SPACE
Viking
UPPER DECK
MIDDLE DECK
MAIN DECK
AQUAVIT TERRACE
BOW TOP VIEW
Other river cruise ships
UPPER DECK
MIDDLE DECK
MAIN DECK
UNUSABLE SPACE
UNUSABLE SPACE
BOW TOP VIEW
UNUSABLE SPACE

We have been at the forefront of growth and innovation in the river cruise industry, driving it to be one of the fastest growing segments of the cruise market. Viking River also attracts the greatest share of our new-to-brand passengers among our core products, with 60% of our North American river guests being new-to-brand for the 2024 season to date. For the 2024 season, our North American outbound river market share is 52%, more than three times that of our nearest competitor. In the second quarter of 2024, we had 92% total brand awareness in the United States for river cruises, higher than any of our competitors in the North American outbound river market. We expect to sustain our market leading position in the river cruising market well into the future.

For the 2024 season, we are offering nearly 30 itineraries across European, Egyptian and Southeast Asian rivers, touching over 150 cities and ranging from eight days to 23 days. Our river vessels dock in the hearts of cities and towns near historical and cultural attractions, providing our guests more time ashore to enjoy the local culture. We control or have access to some of the most coveted docking locations for our vessels, including premier docking locations in Paris, France 800 meters from the Eiffel Tower, and in Luxor, Egypt at the Karnak Temple.

River vessels must navigate under bridges and through locks, which creates unique design challenges. In 2012, we introduced our Longships, a radically new vessel for the European river cruising market with three full decks, patented asymmetric corridors and a square bow, providing more usable space for our guests within the standard footprint. Our Longships offer an unparalleled choice of all-outside staterooms and al fresco dining. Our Longships can comfortably accommodate 190 guests, approximately 20% more than typical European river vessels which can accommodate up to 164 guests, improving the profitability of our vessels. Our guest to crew ratio is also generally more advantageous than our competitors, which improves the profitability of our vessels. Outside Europe, our river vessels are the most modern on the Nile and Mekong rivers and generate strong yields, while accommodating fewer than 100 guests.

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Viking Ocean

Based on our understanding of our core demographic, we identified a significant opportunity to reinvent ocean cruising with a smaller-format, destination-focused, luxury product that leveraged our experience from Viking River. Prior to our entry, the ocean cruise market was primarily composed of offerings that attempted to appeal to all demographics, with a focus on entertainment delivered on the ship as opposed to at the destination. Luxury cruise offerings also existed at significantly higher price points, but without a focus on the destination and cultural enrichment.

Viking Ocean successfully launched in 2015 with only one ship, and has since grown to a fleet of nine ships. Today, we are the world’s largest luxury ocean line based on our luxury ocean market share, which was 24% for the 2024 season. In the second quarter of 2024, we had 79% total brand awareness in the United States for ocean cruises, higher than any of our competitors in the luxury ocean market. In addition to attracting guests from our competitors, we also believe we are growing the ocean cruise market, as over 20% of our 2023 new-to-brand passengers had never previously taken an ocean cruise, based on onboard surveys completed by over 70% of our guests traveling on Viking River and Viking Ocean. This trend continues for the 2024 season to date. Given our initial success and effective market penetration, we believe that Viking Ocean has significant future growth potential, which we will begin to achieve with eight new ocean ships for delivery through 2029 (two of which are still subject to certain financing conditions).

For the 2024 season, our guests can choose from over 80 itineraries across all five oceans, with a focus on destinations in Northern Europe and the Mediterranean, which differentiates us from large cruise lines that primarily focus on the Caribbean. Our small ships have capacity of fewer than 1,000 passengers and can dock in ports where larger ships cannot. Our lower guest counts also create a more intimate and comfortable experience in the cities we visit. From central berths in cities like Bergen, Norway, London, England and Monte Carlo, Monaco, enriching cultural discovery starts just a short walk away from the ship and our guests are able to spend on average more than 10 hours in port per day.

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We have one of the youngest fleets in the cruise industry and our state-of-the-art, efficient design results in no wasted space onboard or extra weight onboard while also maximizing the comfort of our guests. Each of our ocean ships has a gross register tonnage of 47,800 and is carefully designed to minimize extra weight and optimize fuel consumption. Our ocean ships are built at the right size and scale for wherever they are in the world, with a focus on optimal guest comfort and operational efficiency. Without diminishing our high level of service, the layout of our ocean ships allows us to operate with fewer crew. By designing our ocean ships with a focus on our core demographic and their interests, we utilize the space typically needed for casinos and children’s entertainment to accommodate staterooms with all private verandas and a broader range of onboard amenities to improve the onboard experience, including an array of fine dining restaurants, a Nordic-inspired spa, a panoramic Explorer’s Lounge and a thoughtfully curated library.

Viking Expedition

We created Viking Expedition to usher in a new era of exploration for our guests. We leveraged our experience in destination-focused travel and innovative ship design to reimagine the expedition voyage, delivering a unique product that offers our core demographic the opportunity to visit some of the most remote regions of the world such as Antarctica, as well as destinations closer to home for our large North American customer base, including the Great Lakes and Canada. We believe Viking Expedition provides the highest quality of scientific exploration available in the market with the same level of comfort our guests have come to expect from us. We offer daily briefings, world-class lectures, fieldwork and onboard laboratories, which are supported by exclusive partnerships with prestigious scientific institutions, such as Cambridge University, and more than 30 experts who accompany each journey.

With capacity for 378 guests per ship, our two expedition ships are optimally designed for exploration from a size and weight perspective—small and slender enough to navigate remote areas and pass through canals, but large enough to provide speed, superior handling and stability in rougher waters. Several design features

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maximize guest comfort, including a unique combination of state-of-the-art fin stabilizers to allow the ships to glide over the waves for the calmest possible journey. Per the International Association of Classification Societies standards, our expedition ships are Polar Class 6 and each ship has a gross register tonnage of 30,150. Our expedition ships feature plentiful public areas for learning and enrichment, along with the Hangar, an industry-first in-ship marina, a full-size Science Lab facility and the Aula, an auditorium for daily lectures, films and presentations, which can be converted to offer a panoramic view with floor to ceiling windows. Each expedition ship also includes an offshore exploration fleet, special operations boats and submarines that allow our guests to get as close as possible to remote locations. All staterooms on our expedition ships feature floor to ceiling windows for greater enjoyment of the surroundings.

Viking Mississippi

Designed to truly modernize and transform exploration of the Mississippi River, Viking Mississippi offers an exciting and educational journey, which enables our guests to absorb American history and culture from a unique perspective. The Mississippi River is one of the most historic and storied waterways on the continent and this product provides another opportunity to share the Viking experience with our guests, including North American guests that may be hesitant or unable to take long-haul flights.

The new and innovative Viking Mississippi was inspired by our award-winning river and ocean ships and features clean Scandinavian design, which is familiar to our guests, but reimagined for Mississippi River voyages. The Viking Mississippi includes capacity for 386 guests and features some of the largest staterooms across the cruise industry, where each guest has a sweeping view of the river and landscape beyond. We believe this experience is unlike anything currently offered in the market.

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83.

Viking China

In 2016, we brought our brand of curiosity-driven travel to the Chinese source market by launching China Outbound, a river cruise experience in Europe with 100% Mandarin-speaking crew, and food, entertainment and excursions completely dedicated to Chinese guests. China Outbound provides a culturally immersive experience with all the high-quality services and amenities needed to travel in comfort, which differentiates it from other Chinese outbound products. In 2019, we had five Longships dedicated to China Outbound and 20,000 guests traveled with us, almost exclusively from mainland China. For China Outbound, we operated two Longships in 2023 and are operating four Longships in 2024. We received strong guest ratings for China Outbound for the 2023 season, with ratings comparable to those for our core products.

In 2020, we announced the China JV Investment, a joint venture with a subsidiary of China Merchants Group, to offer a premium coastal cruise experience in China on board the Zhao Shang Yi Dun (formerly the Viking Sun). The Zhao Shang Yi Dun received strong ratings for the 2023 season. The China JV Investment further increases our brand recognition among Chinese guests.

Viking Strengths

We have several strengths that have propelled our success and distinguished us from other travel businesses.

High quality products drive strong guest satisfaction and brand loyalty.

We have a proven track record of delivering high quality travel experiences that resonate with our guests, driving strong guest satisfaction and brand loyalty. As a result, our guests are often our greatest promoters. For the 2024 season, as of June 30, 2024, our Net Promoter Scores were 72 for Viking River, 68 for Viking Ocean and 74 for Viking Expedition. Based on our 2024 season survey, as of June 30, 2024, on a scale of 0 to 10, 79.0% and 76.6% of our Viking River and Viking Ocean guests, respectively, answered “9” or “10” on likelihood of recommending Viking to a friend. All our products are also highly rated by our guests. For the 2024 season, as of June 30, 2024, the average guest quality rating of our products was 3.8 on a 4.0 scale, based on onboard surveys completed by over 65% of our guests.

Our strong guest satisfaction and brand loyalty drive repeat bookings with Viking. For the 2024 season to date, our repeat guest percentage is 53% and more than 50% of our guests booked directly with us. Our new product launches have also experienced overwhelming support from our past guests, with over 60% of bookings for each of the inaugural seasons for Viking Ocean, Viking Expedition and Viking Mississippi made by past guests. We have also seen comparable booking trends by past guests for the launch of new river itineraries in Egypt and Vietnam. Our guests trust us to create best-in-class travel experiences, whether it be a new itinerary for a product they already love or a completely new product experience, and we leverage our strong bookings for future seasons and our robust customer insights practice to help identify and deliver on the needs of our core demographic. Expanding our travel platform enables us to capture a greater portion of our core demographic’s travel spend, while reinforcing brand loyalty, building customer lifetime value and increasing our repeat guest percentage, all of which generate shareholder value.

Single Viking brand drives awareness.

For the past 27 years, we have built a single Viking brand that is highly recognized in our target markets and around the world. Today, we are the leading brand in the North American outbound river market and the luxury ocean market. In the second quarter of 2024, we had 92% and 79% total brand awareness for river cruises and ocean cruises, respectively, among our target demographic in the United States. Our total brand awareness for ocean cruises is comparable to the large public cruise lines. Our total brand awareness for river cruises far exceeds the total brand awareness of our nearest competitor in the North American outbound river market and the Mississippi river market.

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83.

With a single Viking brand, our strong brand awareness drives growth for our entire travel platform as all of our products are a consistent extension of the Viking experience. We are also able to streamline our marketing, with word-of-mouth marketing and traditional marketing spend driving brand awareness and growth for all of our products.

Clear customer focus on an attractive demographic.

We are intently focused on our core demographic of curious, affluent travelers aged 55 years and older, which we believe is an attractive segment that has been and continues to be underserved by the travel market.

The U.S. population aged 55 years and older comprises 30% of the total population, has the largest spending power of any demographic based on annual expenditures and holds over 70% of U.S. wealth as measured by the U.S. Federal Reserve. The U.S. population aged 55 years and older is also the fastest growing segment of the population, with expected growth from 98 million people in 2020 to 110 million people in 2030, according to the Congressional Budget Office. Our target demographic has greater financial stability, which can make them more resilient to economic conditions and more willing to invest in high-quality travel experiences, including luxury accommodations, unique excursions and cultural activities. Our target demographic often appreciates comfort, convenience and experiential travel that provides a balance between adventure and luxury. Many of our guests are also retired or approaching retirement, which means they often have flexible schedules that allow them to book earlier and plan for extended travel.

After 27 years, we believe we know our core demographic better than anyone else in the industry and have tailored our products to specifically address their unmet needs in the broader travel market. Leveraging our robust customer insights practice and two decades of experience, we know what our guests expect in their travels—a calm onboard atmosphere, with a destination-focused experience offering cultural or scientific enrichment. Our guests spend their time enjoying the peaceful ambiance of resident musicians, participating in enriching educational opportunities, such as onboard lectures from local historians, or debriefing their exciting day with fellow guests over a delicious meal from the ship’s regional specialties menu. At Viking, we think of every detail, so our guests can focus on exploring and learning about their destinations.

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83.

Data-driven marketing platform drives demand.

Since 1997, we have invested $3.0 billion across all aspects of marketing. We have been a national corporate sponsor of PBS’s Masterpiece Theatre since 2011 when Downton Abbey was on the air, establishing Viking as a household name, and we continue to run television advertisements on other national programming targeting our core demographic, including during NBC’s coverage of the Paris Games. We have forged partnerships with prestigious cultural institutions, such as the Los Angeles Philharmonic, the British Museum and the Metropolitan Opera. We also created Viking.tv, one of the travel industry’s most extensive libraries of online content. This award-winning free enrichment channel was initially conceived to maintain daily contact with our guests during the COVID-19 pandemic, and continues to stream daily, with over 1,000 unique episodes since first airing. Additionally, we host hundreds of journalists and influencers on board our ships each year, generating robust earned media coverage and social media content. These efforts create a clear path for positive affiliation with the Viking brand—helping move guests from awareness into consideration.

Built over the last 27 years, our marketing database includes more than 56 million North American households, including 1.5 million households that have traveled with us before. While we have always relied on traditional marketing strategies, including direct mail, TV, print and trade marketing, our marketing approach today is omnichannel, with robust digital capabilities and data-driven decision-making. For example, our marketing is underpinned by digital industry tools that provide programmatic execution, machine learning capabilities, look-alike prospecting, online to offline conversions and call tracking, emerging AI supported functionality and data-driven marketing attribution. The households in our database are modeled and scored for their propensity to book. These scores, combined with our attribution systems and a robust consumer insights practice, direct how we tailor our marketing in order to meet consumers where they are, with the right message at the right time. We also continue to shift our marketing spend towards digital channels.

Once guests travel with us, our marketing positioning is reinforced by a shared experience among individuals seeking travel experiences for the Thinking Person. Our guests connect with each other over mutual interests in history, art, culture and travel, and as a result, countless new friendships are forged on board our ships each year. Approximately 18% of our Viking Ocean and Viking Expedition guests booked their next Viking voyage while on board in 2023—with many planning future trips together with fellow travelers. And, just like the fervent communities formed around beloved books and films, guests self-described as “hooked on Viking” have launched their own fan groups—several of which have amassed more than 40,000 members—on social media platforms where we are able to target them with digital marketing for their next Viking voyage.

Our multiple distribution channels optimize yields and improve margins.

We provide our guests with a variety of ways to seamlessly book their voyages, so that they can transact with us however they are most comfortable. Guests have the option to book with a third-party travel agent or directly with Viking. By offering multiple channels to serve our guests, we reduce friction in the booking process, which optimizes yields. Guests can book directly with Viking through multiple outlets, including our website, via online chat with an agent, over the phone, or on board our ships that have a dedicated travel consultant. For the year ended December 31, 2023 and the 2024 season to date, more than 50% of our guests booked directly with us.

We also partner with travel agencies to generate a significant portion of our sales. We have preferred relationships with large travel agent consortia and we are committed to maintaining and strengthening our relationships with our travel agent partners. With a marketing database that includes more than 56 million North American households, we also believe our marketing spend benefits all distribution channels and drives earlier bookings, including during times of softening demand in the broader travel market.

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83.

Early bookings create strong revenue visibility and facilitate long-term planning.

For the 2024 season, we began selling select itineraries more than two years prior to the start of the season. On average for the 2023 season, our guests booked 11 months in advance and paid seven months prior to departure. By generating early demand through our direct marketing, we believe we attain bookings earlier than the large public cruise lines. Additionally, we collect payment earlier than the large public cruise lines, which we believe reduces cancellations. This creates future revenue visibility, which enables us to better manage our capacity and pricing. This visibility also gives us the ability to plan for future ship commitments years in advance.

We have a proven track record of selling Capacity PCDs well in advance of sailing. For our core products, operating capacity is 5% higher for the 2024 season in comparison to the 2023 season and 12% higher for the 2025 season in comparison to the 2024 season. As of August 11, 2024, for our core products, and for the 2024 and 2025 seasons, we had sold 95% and 55%, respectively, of our Capacity PCDs and had $4,642 million and $3,442 million, respectively, of Advance Bookings. Advance Bookings were 14% and 20% higher in comparison to the 2023 and 2024 seasons, respectively, at the same point in time. Advance Bookings per PCD for the 2024 season was $731, 8% higher than the 2023 season at the same point in time, and Advance Bookings per PCD for the 2025 season was $833, 10% higher than the 2024 season at the same point in time.

Young fleet with innovative design drives efficiency and profitability.

At Viking, we build innovative ships that are the right size for the experience. From the outset, we creatively balance competing preferences for smaller ships and spacious, uncrowded shared areas through greater efficiencies in space utilization and operations. No space is wasted onboard, and the overall ship design thoughtfully optimizes efficiency and profitability. For example, for Viking Ocean, the layout of our ships allows us to operate with fewer crew while still delivering an exemplary level of service. And for Viking River, the unique design of our Longships allows us to comfortably accommodate approximately 20% more guests than typical European river vessels, improving the profitability of our vessels.

As part of our approach to fleet design, our Viking Ocean, Viking Expedition and the majority of our Viking River fleet are identical at the product level, which provides us with many benefits. This simplifies the sales and marketing process as potential guests shop by itinerary versus by specific ship or age of ship and allows older ships to achieve similar yields, even when introducing new ships. From an operational perspective, fleet commonality creates efficiencies around maintenance, as spare parts can be purchased in bulk in advance for unforeseen or planned maintenance, and crew, as crew can be moved around the fleet with minimal additional training. Lastly, our identical fleet gives us operational flexibility to interchange guests between ships in the event of unexpected disruptions, such as when we positioned identical Longships on adjacent sides of low water areas to avoid any cancellations during record low water levels in Europe in 2022. In 2022, 14% of our Rhine River sailings involved ship swaps and these sailings received high guest quality ratings that were comparable to our guest quality ratings for non-impacted Rhine River sailings.

We also have one of the youngest fleets in the industry. As of June 30, 2024, the average age for our fleet available for operations, which excludes six Russia and Ukraine river vessels, was 7.0 years, which is younger than the average age for the large public cruise lines. We believe customers are willing to pay a premium to sail on newer ships, which results in higher yields. A young fleet also has more efficient operations, including from technological advances that result in lower fuel consumption, resulting in stronger margins. A young fleet also requires lower maintenance capital expenditures, which allows us to direct most of our capital expenditures to fleet expansion and the launch of new product offerings, which ultimately means that more of our capital is invested in initiatives designed to grow our revenue and cash flows as opposed to maintaining revenue and cash flows at current levels.

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83.

Fuel-efficient fleet designed to meet future environmental regulations.

From the outset, we have designed all of our ships thoughtfully to reduce their fuel consumption, carbon footprint and overall environmental impact. Our Longships are one of the first cruise vessels to be voluntarily certified with the Green Award and are also certified with the European ISO 14001 Environmental Management practices. Our ocean ships, with their sleek hull design and closed-loop scrubbers that allow us to use more cost-efficient fuel, exceed the current requirements of the IMO EEDI) by approximately 25%, and will exceed the 2025 EEDI requirements by almost 20%. Our expedition ships set a new standard for responsible travel by exceeding the current requirements of the EEDI by nearly 38%. Due to the design choices across our fleet, our fuel costs represented only 5.7% of our Adjusted Gross Margin for the year ended December 31, 2023, favorably positioning us if fuel prices increase or regulations require the use of more expensive fuel types. With only minor modifications, the engines of our Longships, ocean ships, and expedition ships can also operate on HVO renewable diesel, which could reduce greenhouse gases by up to 90% over the fuel’s life cycle compared to diesel.

Looking forward, we are working to make our next generation of ocean ships even more environmentally friendly. We have made the principled decision not to invest in LNG, which is composed almost exclusively of methane, a greenhouse gas with a global warming potential more than 80 times (over a 20-year period) or 28 times (over a 100-year period) that of carbon dioxide. Instead, we are working on a project for a partial hybrid propulsion system based on liquid hydrogen and fuel cells, which could allow us to operate at zero-emission in the Norwegian Fjords and other sensitive environments.

Seasoned, proven management team committed to long-term shareholder value.

We are a founder-led and inspired organization with an enduring commitment to creating shareholder value over the long-term. In addition to Torstein Hagen, our Chairman and Chief Executive Officer, we benefit from the industry expertise and tenure of our proven management team of Leah Talactac, our Chief Financial Officer, Linh Banh, our Executive Vice President, Finance, Jeff Dash, our Executive Vice President, Head of Business Development, Karine Hagen, our Executive Vice President, Product, Anton Hofmann, our Executive Vice President, Group Operations, Milton Hugh, our Executive Vice President, Sales and Richard Marnell, our Executive Vice President, Marketing, who have all worked together for over 15 years.

Excluding our Chairman and Chief Executive Officer, our management team has an average tenure of 21 years at Viking and 25 years in the travel industry. The same management team revolutionized the river cruising industry with the design and launch of the Longships in 2012, and introduced Viking Ocean in 2015, which marked the industry’s first entirely new ocean cruise line in nearly a decade. This team identified a market need for a smaller ship, destination-focused ocean product, which continues to be a key driver in our growth. More recently, this team launched Viking Expedition and Viking Mississippi in 2022, meeting guest demands. Along with launching new products, this team has also been successful in broadening our presence in existing source markets and garnering leading market share and entering new source markets, such as China. From 2020 to June 30, 2024, this team also added 18 new ships to our fleet, including 11 river vessels, four ocean ships, two expedition ships and the Viking Mississippi. This team has driven our growth over the past two decades, with our annual guests growing from 80,000 in 2007 to nearly 650,000 in 2023, an increase of over 700%. This team also has a proven record of capitalizing on opportunities as they arise. For example, given our long-term outlook, we have a record of ordering newbuilds, including our initial ocean ships, during off cycles when other cruise operators focused on conserving capital. Currently, we have ordered 25 additional newbuilds through 2029 to capture future demand (two of which are still subject to certain financing conditions).

Our management team has capitalized on opportunities during times of adversity, weathered several economic cycles together and ultimately built Viking to be the company it is today—a household brand name with industry-leading quality ratings, numerous awards and a sizeable market share in the fast-growing luxury cruise market.

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83.

Dedicated crew delivers exemplary level of service.

Our crew, with over 9,500 crewmembers from over 90 different countries at the peak of the 2023 season, are dedicated to making our guests’ journeys as memorable as possible. Our crew is essential to our success. Our crew’s friendliness, attentiveness and attention to detail have garnered us more consumer and industry awards than any other travel company on rivers or oceans. Most importantly, our crew is a significant reason that we receive high satisfaction ratings from our guests.

As part of the Viking family, we care deeply about our crew, and we provide the training, skills and resources needed for them to excel. Our proprietary training program, Viking College, helps our crew learn and grow. We also place great value on promotion from within, rewarding hard work, enthusiasm, initiative and a sense of responsibility and ownership. We aspire to be the employer of choice among cruise lines and our crew retention rate of about 80% as of December 31, 2023 is a source of great pride. Retaining our crew season after season lowers our recruiting and training costs. It also supports our growth—we are able to distribute our tenured crew across our new ships to streamline the hiring and training of new crew. A mix of new and tenured crew on each ship ensures a consistent high quality of service and a familiar onboard experience for our guests as we grow our business.

Viking Strategies for Growth

We believe our journey as one of the most recognized luxury travel brands in the world is just beginning. We believe we are well-positioned to drive future growth and profitability with the following strategies, each of which represents a continuation of the proven strategies we have been executing over the past 27 years.

Expand our fleet to address unmet demand from our core demographic.

We believe the travel market for curious, affluent travelers aged 55 years and older continues to be significantly underserved. There is also a general gap between demand and supply in cruising, which we have an opportunity to address.

To capitalize on this growing and unmet demand, we plan to continue expanding our fleet, with the most contracted future ship deliveries in the industry. According to the 2024 Cruise Industry News Orderbook Data (published August 2024), approximately 15% of total new berths coming online globally by 2029 are attributable to ships in the luxury ocean market and our contracted capacity represents approximately 37% of this new comparable supply, positioning us favorably to take advantage of increased demand for cruising within our target market. For Viking River, we have ordered 17 new vessels for delivery by 2026, including 11 river vessels for the European rivers, five river vessels that will operate in Egypt and a chartered river vessel that will travel through Vietnam and Cambodia, and we expect to sustain our market leading position in the river cruising market well into the future. We also have options for eight additional river newbuilds, with four for delivery in 2027 and four for delivery in 2028. For Viking Ocean, we believe there is significant future growth potential, which we will begin to achieve with eight new ocean ships on order for delivery through 2029. We also have options for two additional ocean newbuilds for delivery in 2030. Based on our committed orderbook, we expect a 47.0% increase in total berths for our fleet available for operations, which excludes six Russia and Ukraine river vessels, from 2023 to 2029. Our orderbook, the largest in the cruise industry, is driven by a disciplined strategy that relies heavily on robust consumer insights and market demand assessment, combined with financing and yield considerations.

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83.

As we add new capacity, we conduct extensive research to identify new itineraries that will fill gaps in the travel market for our core demographic. For example, we recently added new itineraries in China and Japan for our core demographic on the Zhao Shang Yi Dun, which we are marketing as the Viking Yi Dun for our core demographic. Based on prior experience, we expect new itineraries to inspire past guests to travel again and attract new guests to the Viking brand, which we believe will result in a higher repeat guest percentage and enhanced customer lifetime value at marginal marketing expense.

In addition to growing our fleet and adding new itineraries, we also plan to continue optimizing our inventory of add-on products, such as pre-and post-trip cruise extensions, which unlock additional revenue growth opportunities without significant capital expenditures. Our pre-and post-trip cruise extensions, such as a three-night tour of the historic town of Oxford and Highclere Castle or the real “Downton Abbey,” further enrich the destination-focused experience of our itineraries and provide another opportunity for us to connect our guests with the cultures and destinations on our itineraries. In 2023, 37% of our guests purchased a pre-or post-trip cruise extension to take advantage of these opportunities. Pre-or post-trip cruise extensions are currently offered at an average of over $900 per extension and are typically two or three days. In 2023, our guests spent on average $45 per PCD on pre- and post-trip cruise extensions.

Increase guests from outside of North America.

While North America is the largest source market for the cruise industry, generally about 50% of all cruisers globally are from markets outside of North America, according to CLIA. In contrast, for the year ended December 31, 2023, 90.5% of our guests came from North America, with the remainder primarily coming from the United Kingdom, Australia and New Zealand. We believe there is significant unmet demand for our core products in the United Kingdom, Australia and New Zealand. We also believe there is an opportunity to source guests for our core products from other markets, such as India, Singapore and the Nordic countries. In order to provide a seamless experience for our guests, all of our onboard and onshore programming is offered in a singular language. For our core products, all programming is in English and for our China Outbound product, all programming is in Mandarin.

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83.

Continue to expand Viking China and launch products for new source markets.

The Chinese market is a large source for leisure travel. According to the World Bank and CLIA, there were 154.6 million international departures from China in 2019 and 1.9 million passengers from China traveled on a cruise line in 2019, which made it one of the largest and fastest growing outbound travel markets in the world. While the Chinese outbound market has been slower to rebound from the COVID-19 pandemic, we believe Chinese tourists maintain a strong desire to travel internationally. According to Oxford Economics, China is expected to regain its pre-pandemic share of global outbound visits, which was 7.1% in 2019, by 2026.

In 2016, we brought our brand of curiosity-driven travel to the Chinese source market by launching China Outbound, a river cruise experience in Europe with 100% Mandarin-speaking crew, and food, entertainment and excursions completely dedicated to Chinese guests. As a result, we believe we are uniquely positioned to capitalize on the Chinese market, which represents a continued opportunity for growth. Mandarin-speaking travelers in China, as well as other Asian-source markets, have been historically underserved by the cruise industry and we have identified a sizeable addressable market. We believe we are the only cruise line with a product dedicated to Mandarin-speaking guests in Europe and the launch of China Outbound in 2016 was just the beginning. By leveraging our brand awareness in China and our extensive research into the travel preferences of affluent Mandarin-speaking guests, we plan to continue to develop China Outbound, with the possibility of growing the fleet or expanding to include other offerings, such as ocean cruising. For coastal cruising in China, the China JV Investment’s Zhao Shang Yi Dun has a competitive advantage in the upper premium cruise line space as it is the only modern cruise ship currently in this market.

There are also opportunities to bring our brand of curiosity-driven travel to other source markets. Similar to China Outbound, new source markets provide an exciting opportunity to tailor our existing products exclusively to these source markets, while leveraging our experience building our core products with a singular language and potentially using a portion of our existing fleet.

Strategically expand our product portfolio.

We believe we can harness our global travel expertise, experienced operational team and deep understanding of our core demographic to further expand our platform. Based on our robust customer insights practice and third-party research, we believe there is considerable demand for other Viking products from our past guests, as well as from our broader core demographic. In particular, we believe there is significant future opportunity to expand beyond floating hotels to create dedicated land-based products given the strong demand for our pre-and post-trip extensions. As our guests generally enjoy multiple forms of travel and take multiple trips per year, land-based product offerings would meet an additional portion of the travel needs of our core demographic. This would enable us to capture a greater share of our guests’ travel spend and extend our customer lifetime value and connection to the Viking brand.

Financial Performance

Our financial performance reflects the growing demand for our products, our strong capacity growth and the benefits of our loyal customer base. Our loyal guests book their journeys well in advance, and as a result, we have industry-leading early booking rates, which give us a competitive advantage in allocating capacity, optimizing pricing, managing yield and planning for future ship commitments years in advance. As a result, we are able to generate high margins and leading ROIC among the large public cruise lines. For the year ended December 31, 2023, our ROIC was 27.5%. We have also historically generated substantial net cash flow from operating activities and Adjusted FCF that we have reinvested in our business to support growth. For the year ended December 31, 2023, we generated $1.4 billion in net cash flow from operating activities and $1.0 billion of Adjusted FCF, which translates to an Adjusted FCF Conversion of 92.3%. See “Prospectus Summary—Summary Consolidated Financial and Other Data” for additional information about ROIC and Adjusted FCF, including a calculation of ROIC and a reconciliation of net cash flow from operating activities to Adjusted FCF. Our strong balance sheet provides flexibility to finance future growth at attractive terms. As of June 30, 2024, we had $1.8 billion of cash and cash equivalents and $5.2 billion of Total Debt.

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83.

Like all other companies in the travel industry, our operations were impacted by the COVID-19 pandemic. In March 2020, we were the first cruise line to halt operations. From that point on, we spent significant resources implementing new health and safety protocols, including adding onboard testing laboratories on our ocean and expedition ships. These investments allowed us to restart operations in May 2021, with more than half of our river fleet and all six of our ocean ships operating at the peak of the 2021 season.

By 2022, more of our guests were traveling again. In 2022, 469,935 guests traveled with us, with an Occupancy of 78.4%, and in 2023, 649,669 guests traveled with us (38.2% more than 2022 and 26.7% more than 2019), with an Occupancy of 93.7%. We believe our nimble operations, our experienced, cohesive management team and our consistent execution distinguishes us from other travel businesses and accelerated our recovery, both on a total revenue and an Adjusted EBITDA basis, in comparison to the large public cruise lines.

This strategy resulted in the following results from 2017 to 2023:

•	Total revenue increased from $1.9 billion for the year ended December 31, 2017 to $4.7 billion for the year ended December 31, 2023.

•	Gross margin increased from $0.6 billion in 2017 to $1.6 billion in 2023.

•	Adjusted Gross Margin increased from $1.2 billion for the year ended December 31, 2017 to $3.1 billion for the year ended December 31, 2023.

•

Net loss increased from $55.1 million for the year ended December 31, 2017 to $1,858.6 million for the year ended December 31, 2023. Net loss includes losses, net, of $20.7 million and $2,101.9 million for 2017 and 2023, respectively, due to the impact of the Private Placement derivatives gain (loss) and interest expense related to our Series A Preference Shares, Series B Preference Shares and Series C Preference Shares, as applicable. Our Series A Preferences Shares, Series B Preference Shares and Series C Preference Shares are no longer outstanding.

•

Adjusted EBITDA and Adjusted EBITDA Margin increased from $324.8 million and 26.3%, respectively, for the year ended December 31, 2017 to $1,090.3 million and 35.5%, respectively, for the year ended December 31, 2023.

This strategy has also generated strong results in the most recent six months ended June 30, 2024, where we have observed:

•	Total revenue increased from $2.1 billion for the six months ended June 30, 2023 to $2.3 billion for the six months ended June 30, 2024.

•	Gross margin increased from $0.7 billion for the six months ended June 30, 2023 to $0.8 billion for the six months ended June 30, 2024.

•	Adjusted Gross Margin increased from $1.4 billion for the six months ended June 30, 2023 to $1.5 billion for the six months ended June 30, 2024.

•

Net loss increased from $24.3 million for the six months ended June 30, 2023 to $338.1 million for the six months ended June 30, 2024. Net loss included gains, net, of $18.9 million and losses of $396.2 million for the six months ended June 30, 2023 and 2024, respectively, due to the impact of the Private Placement derivative gain (loss) and interest expense related to our Series C Preference Shares, as applicable. Our Series C Preference Shares are no longer outstanding.

•

Adjusted EBITDA and Adjusted EBITDA Margin increased from $390.7 million and 28.7%, respectively, for the six months ended June 30, 2023 to $488.1 million and 31.8%, respectively, for the six months ended June 30, 2024.

See “Prospectus Summary—Summary Consolidated Financial and Other Data” for additional information about Adjusted Gross Margin and Adjusted EBITDA, including a reconciliation of Adjusted Gross Margin to gross margin and a reconciliation of Adjusted EBITDA to net income (loss).

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83.

Operations

Our Fleet

As of June 30, 2024, we had a fleet of 92 ships, including: (1) 81 river vessels, including 58 Longships, 10 smaller classes based on the Longship design, 11 other river vessels, one river vessel charter and the Viking Mississippi; (2) nine ocean ships; and (3) two expedition ships.

Each of our Longships, each of our ocean ships and each of our expedition ships are nearly identical to each other. This consistency in design provides many advantages, including:

•	efficiency at the shipyards which allows for predictability of delivery dates and ship costs, while minimizing change orders and errors;

•	greater flexibility to interchange crew members among ships or combine ship itineraries in order to improve Occupancy;

•	operational flexibility to interchange guests between ships in the event of unexpected disruptions, such as when we position identical Longships on adjacent sides of low water areas;

•	efficiencies around crew training and parts and maintenance;

•	brand consistency and familiarity for both guests and on board and office (call center) employees; and

•	more focused marketing efforts with a consistent deck plan.

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83.

As of June 30, 2024, our fleet was comprised of the following ships:

Vessel and Ship Name	Year Built / Refurbished	Maximum Passenger Capacity	Region	Type
River: (1)
Viking Gymir	2021	190	Europe	Longship
Viking Egdir	2021	190	Europe	Longship
Viking Skaga	2020	168	Europe	Longship-Seine
Viking Fjorgyn	2020	168	Europe	Longship-Seine
Viking Hervor	2020	190	Europe	Longship
Viking Gersemi	2020	190	Europe	Longship
Viking Radgrid	2020	168	Europe	Longship-Seine
Viking Kari	2020	168	Europe	Longship-Seine
Viking Tir	2019	190	Europe	Longship
Viking Vali	2019	190	Europe	Longship
Viking Ullur	2019	190	Europe	Longship
Viking Einar	2019	190	Europe	Longship
Viking Sigrun	2019	190	Europe	Longship
Viking Sigyn	2019	190	Europe	Longship
Viking Helgrim	2019	106	Europe	Longship-Douro
Viking Herja	2017	190	Europe	Longship
Viking Hild	2017	190	Europe	Longship
Viking Alruna	2016	190	Europe	Longship
Viking Egil	2016	190	Europe	Longship
Viking Kadlin	2016	190	Europe	Longship
Viking Rolf	2016	190	Europe	Longship
Viking Tialfi	2016	190	Europe	Longship
Viking Vilhjalm	2016	190	Europe	Longship
Viking Osfrid	2016	106	Europe	Longship-Douro
Viking Eir	2015	190	Europe	Longship
Viking Lofn	2015	190	Europe	Longship
Viking Vidar	2015	190	Europe	Longship
Viking Skirnir	2015	190	Europe	Longship
Viking Modi	2015	190	Europe	Longship
Viking Gefjon	2015	190	Europe	Longship
Viking Ve	2015	190	Europe	Longship
Viking Mimir	2015	190	Europe	Longship
Viking Vili	2015	190	Europe	Longship
Viking Beyla	2015	98	Europe	Longship-Elbe
Viking Astrild	2015	98	Europe	Longship-Elbe
Viking Hermod	2014	190	Europe	Longship
Viking Buri	2014	190	Europe	Longship
Viking Heimdal	2014	190	Europe	Longship
Viking Delling	2014	190	Europe	Longship
Viking Lif	2014	190	Europe	Longship
Viking Gullveig	2014	190	Europe	Longship
Viking Idi	2014	190	Europe	Longship
Viking Kvasir	2014	190	Europe	Longship
Viking Ingvi	2014	190	Europe	Longship
Viking Alsvin	2014	190	Europe	Longship
Viking Kara	2014	190	Europe	Longship
Viking Hlin	2014	190	Europe	Longship

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83.

Vessel and Ship Name	Year Built / Refurbished	Maximum Passenger Capacity	Region	Type
Viking Mani	2014	190	Europe	Longship
Viking Eistla	2014	190	Europe	Longship
Viking Bestla	2014	190	Europe	Longship
Viking Hemming	2014	106	Europe	Longship-Douro
Viking Torgil	2014	106	Europe	Longship-Douro
Viking Skadi	2013	190	Europe	Longship
Viking Bragi	2013	190	Europe	Longship
Viking Tor	2013	190	Europe	Longship
Viking Var	2013	190	Europe	Longship
Viking Forseti	2013	190	Europe	Longship
Viking Rinda	2013	190	Europe	Longship
Viking Jarl	2013	190	Europe	Longship
Viking Atla	2013	190	Europe	Longship
Viking Baldur	2013	190	Europe	Longship
Viking Magni	2013	190	Europe	Longship
Viking Njord	2012	190	Europe	Longship
Viking Odin	2012	190	Europe	Longship
Viking Embla	2012	190	Europe	Longship
Viking Aegir	2012	190	Europe	Longship
Viking Freya	2012	190	Europe	Longship
Viking Idun	2012	190	Europe	Longship
Viking Prestige	2011	188	Europe	Other
Viking Aton	2023	82	Egypt	Other
Viking Osiris	2022	82	Egypt	Other
Viking Ra	1989 / 2018	52	Egypt	Other
Viking Antares	2007	62	Egypt	Other
Viking Saigon(3)	2022	80	Asia	Other
Viking Akun	1988 / 2014	204	Russia(2)	Other
Viking Rurik	1975 / 2012	196	Russia(2)	Other
Viking Ingvar	1990 / 2011	204	Russia(2)	Other
Viking Truvor	1978 / 2009	204	Russia(2)	Other
Viking Helgi	1984 / 2008	204	Russia(2)	Other
Viking Sineus	1979 / 2014	196	Ukraine(2)	Other
Viking Mississippi(3)	2022	386	United States	Mississippi
Ocean:
Viking Saturn	2023	930	Global	Ocean
Viking Neptune	2022	930	Global	Ocean
Viking Mars	2022	930	Global	Ocean
Viking Venus	2021	930	Global	Ocean
Viking Jupiter	2019	930	Global	Ocean
Viking Orion	2018	930	Global	Ocean
Viking Sky	2017	930	Global	Ocean
Viking Sea	2016	930	Global	Ocean
Viking Star	2015	930	Global	Ocean
Expedition:
Viking Polaris	2022	378	Global	Expedition
Viking Octantis	2021	378	Global	Expedition

(1)	When allocated to China Outbound, Longships have 182 berths.
(2)	As a result of the Russia-Ukraine conflict, we do not have any itineraries for sale in Russia or Ukraine.
(3)	Viking Saigon and Viking Mississippi are chartered vessels.

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Environmental and Social Responsibility

We are conscious of our responsibility with respect to the environmental and social impact of our operations.

Environmental Considerations for Our Fleet

We believe we have one of the most environmentally friendly fleets in the cruise industry. From the outset, all our vessels are thoughtfully designed to reduce their fuel consumption, carbon footprint and overall environmental impact.

Viking River—Our Longships are one of the first cruise ships to be voluntarily certified with the Green Award, which gives us preferential docking in Amsterdam, one of our central ports, and are also certified with the European ISO 14001 Environmental Management practices. Our Longships are among the first river vessels powered by energy-efficient hybrid diesel/electric engines, in which a series of electric motors drive the ship propellers, while diesel engines act as a generator. Our Longships are equipped for shore power, which reduces pollution by avoiding burning diesel in port, and we are investing in shore power facilities along the rivers included in our itineraries. In addition, our latest Longships are equipped with battery packs. Our Longships also have onboard solar panels and organic herb gardens. Combined, all of these features reduce our carbon emissions.

Viking Ocean—Our ocean ships exceed the current requirements of the IMO EEDI by approximately 25%, and will exceed the 2025 EEDI requirements by almost 20%. Our ocean ships have energy-efficient hulls, a bulbous bow and ducktails, as well as innovative propellers and rudder arrangements, to reduce resistance in the water, which contribute to fuel efficiencies. Our ocean ships are also fitted with the latest cleaning technologies to reduce emissions, including closed-loop scrubbers, which allow pollutants removed from our exhaust to be stored onboard and disposed of at suitable reception facilities onshore. In comparison, open-loop scrubbers dispose of pollutants directly into the water. Most of our ocean ships are also equipped for shore power to further reduce pollution by avoiding burning fuel when docked at port, and we are in the process of equipping our entire ocean fleet with shore power in the next few years as shore power becomes more readily available around the world. Looking forward, we are working to make our next generation of ocean ships even more environmentally friendly. We have made the principled decision not to invest in LNG, which is composed almost exclusively of methane, a greenhouse gas with a global warming potential more than 80 times (over a 20-year period) or 28 times (over a 100-year period) that of carbon dioxide. Instead, we are working on a project for a partial hybrid propulsion system based on liquid hydrogen and fuel cells, which could allow us to operate at zero-emission in the Norwegian Fjords and other sensitive environments.

Viking Expedition—Our expedition ships set a new standard for responsible travel by exceeding the current requirements of the EEDI by nearly 38%. With straight, integrated bows and long, slender hulls, our expedition ships efficiently sail, reducing fuel consumption. Our expedition ships also feature an onboard dynamic positioning system that allows it to hover over the seabed without anchoring, minimizing disruption to the environment, and SILENT-E notation to minimize noise pollution. Our expedition ships also feature other energy-efficient design elements, including intelligent HVAC systems, heat recovery systems and LED lighting.

Viking Mississippi—The Viking Mississippi is equipped with a variety of measures to maximize energy efficiency and minimize emissions. The Viking Mississippi includes a hybrid diesel-electric system of eight load-sharing generators, electric-driven hydraulic units and pump jet thrusters and advanced exhaust scrubbing systems to significantly reduce sound and emissions. The Viking Mississippi also includes an advanced sewage treatment system allowing the ship to be near zero discharge.

Scientific Research Partnerships

In connection with launching Viking Expedition, we partnered with several world-leading academic institutions to support scientific research around marine biology, ornithology, glaciology, oceanography and

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atmospheric sciences. We also formed a scientific advisory committee to help us take advantage of the access provided by our expedition ships to further scientific research and develop a better understanding of the world. With our scientific research partners, we hope to give environmental scientists a platform by which to conduct environmental research in remote locations. For example, in January 2024, we were able to take scientists to Astrolabe Island, located in the Bransfield Strait, where they were able to observe and count the chinstrap penguin colonies present for the first time since 1987, contributing essential monitoring data of Antarctic wildlife.

Examples of our scientific partnerships include University of Cambridge’s Scott Polar Research Institute, the Oceanites, National Oceanic and Atmospheric Administration (NOAA), Great Lakes Environmental Research Laboratory and Akvaplan-Niva.

Cultural Partnerships and Community Investment

Our cultural partnerships drive social impact by creating new opportunities to experience art, history and culture in local communities. Examples of our cultural partnerships include the Los Angeles Philharmonic, the British Museum and the Metropolitan Opera.

We also make investments in the communities that we visit. We make capital investments in the development of ports and docking places. For example, we have committed to invest in the project to reconstruct the pier in Duluth, Minnesota. We have also started making significant investments in establishing shore power on rivers, both at our own docking places, as well as at public ports and other partner ports. We have also supported communities in need by donating to those impacted by natural disasters. For example, we made contributions for disaster relief efforts after the 2019 tropical storm in Mozambique and the 2023 tornadoes in the Mississippi delta.

In addition to our investments in the communities that we visit, our guests also make meaningful contributions. Our guests are affluent and thoughtful, and they invest in the communities that we visit by buying goods from local artisans, learning about local culture and ultimately becoming great ambassadors for the places we visit – encouraging future tourism spend. Our guests may also donate to cultural partners or charitable organizations that we visit on our itineraries. For example, in Cambodia, our guests can visit an organization that develops and manages projects directed towards empowering people in under privileged Cambodian communities and creating the conditions necessary for sustainable development through education.

Investments in Our Workforce

We believe the best results come from investing in our employees. We are proud to offer comprehensive benefits packages for our employees, which vary by location and are designed to meet or exceed local requirements and be competitive in the marketplace.

We have a history of strong employee retention rates, which we attribute to our culture that allows our team members to thrive and achieve their career goals. We have also built employee loyalty by prioritizing the well-being of our employees during times of uncertainty, which we believe has resulted in high retention rates. For example, during our temporary suspension of operations as a result of the COVID-19 pandemic, we believe we did more for our crew than most, if not all, other cruise lines.

We operate globally, with team members representing more than 90 countries. In addition, more than 50% of our U.S. employees and more than 25% of our worldwide employees are female, which includes three female executive team members. We leverage the talents of all team members and are committed to equal employment opportunity. Our internal policies prohibit all forms of unlawful discrimination or harassment against applicants or employees.

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We are also committed to adopting a strong compliance program to uphold high standards in managing risks and opportunities around ethical business conduct. Our code of business conduct and ethics addresses, among other things, the handling of conflicts of interest, compliance issues and other corporate policies such as equal opportunity and non-discrimination standards.

Operation and Management of Our Fleet and Related Activities

Our in-house operations are divided between our Nautical, Hotel Services and Land Operations Departments. Our Nautical Department is primarily responsible for navigation and docking between destinations and maintenance of equipment on a majority of our river vessels. Nautical and technical services for certain of our chartered ships, our owned river vessels in Portugal, our ocean ships and our expedition ships are provided by third-party operators with many years of experience in providing such services to the cruising industry. Our Nautical Department also oversees the management and maintenance of docks and land bridges controlled by Viking. For our river vessels, we perform general maintenance on our fleet over the winter, which generally does not involve dry-docking the vessels and substantial maintenance is generally not required because our vessels do not sail in salt water. For our ocean and expedition ships, we perform regular and periodic maintenance of our fleet, with a regularly scheduled dry-docking approximately every five years. Nautical services on the Viking Mississippi are provided by an affiliate of the Mississippi Ship Owner in accordance with the time charter agreement.

Our Hotel Services Department is primarily responsible for onboard hospitality services, including food and beverage services, housekeeping and onboard enrichment, such as guest lectures, roundtable discussions and destination-focused musical performances. We have earned the highest Cruise Critic score ratings across the industry for a variety of critical categories related to onboard hospitality services, including dining, cabins and service for Viking River and Viking Ocean.

Our Land Operations Department is primarily responsible for arranging shore excursions and pre-and post-trip cruise extensions, including selecting and contracting with hotels, local guides, transportation companies and venues and transfers between our ships and hotels and airports. By providing many of these operations and services in-house, we are able to enhance our inclusive experience, enabling our guests to enjoy their trip without having to worry about a multitude of additional charges. For Viking Expedition, our Land Operations Department is also responsible for the staff of onboard naturalists and other scientific experts, including an expedition leader, photographer, field research scientists, general naturalists, mountain guides, kayak guides, submarine pilots and other specialists and support staff.

We believe our extensive in-house operations will be a critical advantage if we decide to expand our product offerings in the future. Our experience arranging shore excursions and pre- and post- trip cruise extensions will be particularly beneficial for any future dedicated land-based product.

Our Guest Experience and Itineraries

We place significant emphasis on providing varied, culturally enriching experiences for our guests on each of our itineraries. With more itineraries in more destinations worldwide, we offer insights and opportunities that set us apart from other travel companies. While our included and optional shore excursions cover cultural and historic highlights, we also go beyond, sharing with our guests The Viking Way®, with our Local Life, Working World and Privileged Access® experiences. Privileged Access® excursions provide behind-the-scenes access to places otherwise difficult to visit, including world-class museums, private art collections and cultural landmarks around the world. Local Life excursions go deep into a locale’s culture and lifestyle to offer our guests the ability to experience daily life as a local, such as by exploring Saigon’s vibrant streets by pedal cab. Working World excursions provide our guests with a glimpse into the world at work allowing them to tap into local passions, such as by touring the vineyards and wine cellars of Italy or the spice farms of Goa, India. We focus on offering our guests a broad variety of opportunities to explore each destination, which we believe differentiates us from our competitors in the cruise industry. For Viking Expedition, our shore excursions offer immersive activities,

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

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such as participating in monitoring the migratory patterns of birds and wildlife, collecting samples with the scientists or learning from a professional photographer how best to capture views of scenic landscapes.

In addition to the shore excursions related to the destination itself, we provide a variety of onboard programs to support and enrich the port experience. Our Old World Highlights and Culture Curriculum programs include cooking classes with a focus on local specialties, musical and dance performances, multimedia talks on regional art and architecture and food and wine tastings. For example, we have an exclusive relationship with Oslo’s Munch Museum, which allows Viking to host one of the largest collections of Edvard Munch’s work digitally onboard our ocean ships. We also have resident historians and guest lecturers who deliver historical and cultural education specific to the destination. Additionally, we offer destination-inspired performances onboard, such as the Italian opera or Portuguese fado. For Viking Expedition, we have additional onboard amenities designed to complement our immersive shore excursions and allow our guests to immerse in the region. For example, we have an on-board laboratory in a glass-enclosed mezzanine floor above the hangar that allows guests to engage with scientists conducting primary research.

We are currently offering itineraries cumulatively spanning over 85 countries across all seven continents, all five oceans and 21 rivers.

Examples of Viking River itineraries for the 2024 season include:

•

Grand European Tour (as pictured below): A 15-day cruise and our most iconic itinerary from the picturesque vineyards of Austria’s Wachau Valley to Holland’s windmills, this voyage presents highlights of the Danube, Main and Rhine Rivers, visiting Budapest, Vienna, Cologne and more.

•

Lyon and Provence: An eight-day cruise that sails along the scenic Rhône River through the beautiful French countryside. Guests can explore the famed region of Beaujolais, the colorful fields of Provence, the Palace of the Popes in Avignon and more.

•

Pharaohs and Pyramids: A 12-day cruise tour uncovering the ancient secrets of Egypt with new vessels on the Nile. Guests will visit the pyramids from astride a majestic camel, explore the Temple of Karnak’s 136 soaring pillars, visit Queen Nefertari’s tomb in the Valley of the Kings and enjoy the fragrances of Aswan’s spice market.

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

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Examples of Viking Ocean itineraries for the 2024 season include:

•

Into the Midnight Sun (as pictured below): A 15-day cruise that sails along the Norwegian coast with visits in Bergen, Edinburgh and London. Guests can witness the breathtaking scenery of the majestic Norwegian fjords and witness the remote beauty of North Cape to the windswept Shetland and Orkney Islands of Scotland.

•

Mediterranean Odyssey: A 13-day cruise that sails through the storied ages which allows guests to explore sunny Barcelona and the South of France. This voyage presents charming Tuscany, eternal Rome and the magical waterways of Venice. Guests will discover the French Riviera’s seaside pleasures in Marseille and Monte Carlo and visit Dubrovnik, a hidden medieval jewel.

•

World Cruise: A 138-day epic journey where guests can explore the world’s majestic cities, immerse themselves in local culture, visiting 28 countries and calling in 57 ports around the world, featuring 11 overnights in some of the world’s most exciting cities, including Auckland, Sydney, Bali, Ho Chi Minh City, Singapore, Columbo, Mumbai, Greenwich (London) and more.

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Examples of Viking Expedition itineraries for the 2024 season include:

•

Great Lakes Collection: A unique 15-day voyage across historic waterways of all five of the majestic Great Lakes. Guests will experience culture-rich urban centers and admire the awesome power of Niagara Falls. They will explore the granite islands and sheltered inlets of Georgia Bay and traverse the famous Soo Locks. Guests can also study the aquatic ecosystems of the lakes as they journey and venture into the dense boreal forests that line the shores of Lake Superior and Lake Michigan.

•

Antarctic Explorer (as pictured below): A 13-day ultimate adventure that takes our guests to the heart of the Antarctic Peninsula, where guests will experience towering glaciers, snow-covered landscapes, immense icebergs and epic wildlife.

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An example of a Viking Mississippi itinerary for the 2024 season include:

•

America’s Great River (as pictured below): A 15-day cruise traversing the Mississippi, visiting battlefields, grand estates and historic immigrant settlements. Along the way, guests can delight in diverse cuisines and the rhythm of blues, ragtime and more.

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Marketing and Sales

Our marketing goals are to enhance brand awareness, consideration, purchase and retention through reinforcing our brand and product promise. Given that our target market is sizable, and in order to acquire and retain guests at the lowest acquisition costs, our marketing strategy leverages addressable media to target the most qualified guests. We apply traditional consumer insights and database modeling principles to all our media channels, which include direct mail, television, digital advertising, television, print, radio, e-mail and our website.

We have developed a sophisticated, direct marketing system and invested $3.0 billion in marketing since our founding to educate consumers on the Viking brand and to actively generate demand, rather than passively wait for potential guests to book travel. The foundation of our addressable media strategy is to develop a strong understanding of our past guests and a profile of future guests. Our consumer insights group analyzes the travel habits, preferences and booking considerations of our past guests by segment to optimize product development and marketing processes. Our database modeling team adds additional insights by segmenting and ranking the propensity to travel with Viking. Through this investment, we have assembled and continue to grow a database includes more than 56 million North American households, including 1.5 million households that have traveled with us before. This core understanding of our database allows us to adjust and optimize our marketing strategies as our supply and market demand fluctuates, as well serve as the foundation for our addressable media strategy.

Our marketing also drives direct bookings. For the year ended December 31, 2023 and for the 2024 season to date, more than 50% of our guests booked directly with us. Guests can book directly with us through multiple outlets, including our website, via online chat with an agent, over the phone, or on board our ships that have a

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dedicated travel consultant. Our call centers have over 1,000 agents spread across the United States, the United Kingdom, Australia, South Africa, and the Philippines—and together they provide excellent and efficient service for our guests. In 2023 and for the first six months of 2024, we realized an approximately 70% conversion rate across new inbound sales calls received. In 2023 and for the first six months of 2024, we also answered over 90% of all calls within 10 seconds.

We use our media channels collectively to engage with our customers throughout their journey. For example, after a guest books their trip, we use direct mail and e-mail to notify the guest about customizing their experience (including choosing included excursions and booking alternative restaurants) and booking new paid add-ons (including shore excursions that allow guests to further delve into their passions, whether it be food and wine, wellness, history or a day in the life of a local). While the Viking experience is all-inclusive, we also give our guests the opportunity to enhance their journey with additional add-on experiences. For the year ended December 31, 2023, onboard and other revenue per PCD was $54. During each cruise, we promote brand engagement with our guest generated content campaign #MyVikingStory, through which potential guests can see real pictures of our guests as they travel and discover the world. After returning home, we welcome our guests back with e-mails and personalized direct mail. After the cruise is complete, we also examine guest feedback and preferences, including areas of interest, to engage guests with tailored and relevant communications. For example, a guest booking food and wine excursions will receive regular recipes from around the world to inspire their next trip or a copy of our digital cookbook, The Kitchen Table. We also provide content that engages our target guest online with our digital news update, Viking Weekly and Viking.TV, which contains content of interest to our guests: new destinations, cultures, food and wine, and high-profile guest interviews, as well as local activities in various cities around the world.

We understand our guests consume a variety of media channels. In addition to traditional media, we leverage our Viking assets, particularly our extensive enrichment-focused video library through content marketing, as well as partner with brands relevant to our target guests, such as the Los Angeles Philharmonic in the United States, Classic FM in the United Kingdom and the Munch Museum in Norway. These efforts support Viking’s brand position and help to keep Viking top of mind when our guests are ready to rebook.

Distribution

Travel agencies generate a substantial amount of bookings for our cruises, and we are committed to maintaining and strengthening this distribution channel. We have preferred relationships with large travel agent consortia, and we employ sales managers in key markets to maximize awareness of our products within the travel agent community. We have created a portal on our website that is dedicated to providing support for the local travel agency community and which offers travel agents access to our sales and marketing tools and resources. In addition, guests can book directly with Viking. Sales are managed through our reservation call centers in the United States, United Kingdom and Australia. We do not sell any of our products through wholesalers.

Competition

We operate in the global leisure travel market, of which cruising represents only one of many alternatives. We therefore compete not only with other cruise lines, but also with other vacation operators that provide other travel and leisure options, including hotels, resorts and package holidays and tours. Our principal competitors within the river cruise industry include such companies as AMA Waterways, Inc., Avalon Waterways, Emerald Cruises, Tauck, and Uniworld River Cruises, Inc. Our principal competitors within the ocean cruise industry include premium and luxury ocean cruise operators such as Azamara Cruises, Celebrity Cruises, Crystal Cruises, Explora Journeys, Four Seasons Yachts, Holland America Line, Oceania Cruises, Princess Cruises, Regent Seven Seas Cruises, Seabourn Cruise Line and Silversea Cruise Holding Ltd. Our Viking Expedition product faces competition from companies such as Hurtigruten Expeditions, Lindblad Expeditions, Pearl Seas Cruises, Ponant, Quark Expeditions and Silversea Cruise Holding Ltd. The Viking Mississippi product competes with American Cruise Lines and American Queen Steamboat Company.

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

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Suppliers

Our largest capital expenditures are for ship construction and acquisition. We currently have six ocean ships under construction by shipyards. We also have entered into shipbuilding contracts for an additional two ocean ships, which are subject to certain financing conditions. Additionally, we have entered into contracts with shipyards for 16 river vessels, which we will own, of which 11 will operate on European rivers and five will operate in Egypt. We also rely on third-party vendors to own and operate our chartered vessels, including the Viking Mississippi, the Viking Saigon and the additional chartered vessel ordered for delivery in 2025.

Our largest operating expenditures are for air travel, fuel, food and beverage, travel agent services and advertising and marketing. Most of the supplies that we require are available from numerous sources at competitive prices. In addition, because of the large quantities that we purchase, we can obtain favorable prices for many of our supplies. Our purchases are denominated primarily in U.S. dollars. Payment terms granted by the suppliers are generally customary terms for the cruise industry.

See “Risk Factors—Risks Related to Our Dependence on Third Parties—Reductions in the availability of and increases in the prices for the services and products provided by our vendors could adversely affect our business and revenues. In addition, our vendors may act in ways that could adversely affect our business, financial condition and results of operations.” for additional information about the potential impact of supply shortages and cost increases on our business.

Employees

As of December 31, 2023, we had approximately 9,500 employees. Of these, approximately 7,500 were employed on our ships, mainly as nautical staff and approximately 2,000 were land based, principally located in the United States and Switzerland. At the peak of the 2023 season, we had approximately 11,500 employees with approximately 9,500 people employed on our ships. We also rely on approximately 1,400 outsourced employees, which includes onboard employees of third-party vendors that provide nautical services.

None of our U.S. employees are subject to collective bargaining agreements or are represented by a union. In certain of the European countries in which we operate, we are required to establish work councils in compliance with local law requirements. We have entered into a collective bargaining agreement with the Norwegian Seafarers’ Union and the Associated Marine Officers’ and Seamen’s Union of the Philippines to set out the terms and conditions of certain employees on our ships, except for those ships registered in the Ordinary Norwegian Registry. We believe that our relationship with our employees and unions is generally good.

See “Risk Factors—Risks Related to Our Business, Our Operations and Our Industry—Increased labor costs or our inability to recruit or retain employees may adversely affect our business, financial condition and results of operations.” for additional information about the potential impact of labor shortages and labor cost increases on our business.

Properties

Other than our ships, we do not own any material physical property.

As of December 31, 2023, we controlled 67 premier docking locations for our river vessels along the rivers of Europe and Egypt and had priority access to 30 docking locations in Hungary.

Intellectual Property

Our intellectual property is valuable and important to our business. To establish and protect our proprietary rights, including our proprietary technology, software, know-how and brand, we rely upon a combination of designs, copyrights, domain names, registered trademarks and rights in marks and confidential information and trade secrets. Our material intellectual property consists principally of our proprietary database of past and

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prospective customers in the United States and the intellectual property rights in the brands we use in our business, which we seek to protect and defend throughout the world through registered trademarks. Our most important brands are “VIKING®”, “VIKING CRUISES®”, “VIKING RIVER CRUISES®”, “VIKING OCEAN CRUISES®”, “VIKING EXPEDITIONS”, “LONGSHIPS®”, the Viking ship design logo, and the slogans “THE VIKING WAY®”, “EXPLORING THE WORLD IN COMFORT®” and “THE WORLD’S LEADING RIVER CRUISE LINE…BY FAR®”. We have registered or applied to register the VIKING, VIKING CRUISES or VIKING RIVER CRUISES names, or formatives including those names, as trademarks in 47 jurisdictions, primarily in the countries where we currently operate; however, there are certain jurisdictions in which we use these brands where we have been unable to secure registrations to date for these brands in certain categories of goods or services due to prior rights and the same may be true for future brands. We also have European Union and United Kingdom registered design rights in the asymmetrical corridors of our Longship-branded vessels, which enable us to add full size verandas without reducing the size of the staterooms. Finally, we own registered copyrights for certain of our marketing materials, videos and other publications, a number of registered domain names and top-level domains (the highest level of a domain name), including www.viking.com, www.vikingcruises.com, www.vikingrivercruises.com and www.vikingoceancruises.com, .viking, .cruise and viking.tv. The information contained on or accessible through our corporate website or any other website or social media platform that we may maintain is not part of this prospectus or the registration statement of which this prospectus is a part and is solely included for informational purposes.

Regulation

River Cruise Business

Our river vessels are regulated by various international, national and local laws, regulations and treaties in force in the jurisdictions in which they operate. The vessels we operate under the Viking River Cruise brand are registered in Egypt, Portugal, Russia, Switzerland, Ukraine and Vietnam. Each vessel is subject to regulations issued by its country of registry, including regulations governing the safety of the vessel and its passengers. Each country of registry conducts periodic inspections to verify compliance with these regulations. Our vessels are also subject to inspections pursuant to the laws and regulations of various countries our vessels visit.

Ocean and Expedition Cruise Business

In the ocean and expedition cruise business, we are subject to regulation by various international, national and local laws, regulations and treaties in force in the jurisdictions in which our ocean and expedition ships will operate. Each ocean and expedition cruise ship is subject to regulations issued by its respective country of registry (currently the Norwegian Maritime Authority), including regulations governing the safety of the ship and its passengers and crew, environmental protections and labor, as well as subject to inspections to confirm compliance with the foregoing by applicable authorities. In addition, our ocean and expedition cruise ships are subject to various international regulations, including the International Safety Management (ISM) Code, International Convention for Safety of Life at Sea, the International Convention on Standards of Training, Certification and Watchkeeping (STCW) for Seafarers, the International Convention on Civil Liability for Bunker Oil Pollution Damage 2001, the Athens Convention relating to the Carriage of Passengers and their Luggage by Sea 2002, the Nairobi Convention on the Removal of Wrecks 2007, the International Convention for the Prevention of Pollution from Ships (“MARPOL”), the Maritime Labour Convention of 2006 and other applicable conventions.

As we operate our ocean ships in Europe, we are subject to various laws and regulations instituted by the European Union, including regulations to implement or enhance environmental standards established by MARPOL.

In addition, as we market and sell cruises that embark guests at U.S. ports, the U.S. Federal Maritime Commission (“FMC”) requires evidence of financial responsibility in the form of a Performance Certificate for those offering transportation on guest ships operating out of U.S. ports to indemnify guests in the event

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of non-performance of the transportation. The coverage amount is based on the level of unearned guest revenue and is currently capped at $32 million effective June 8, 2022. Accordingly, we are required to maintain insurance, an escrow account or a third-party performance of transportation and other obligations to guests. In addition, we are required to obtain from the FMC a Casualty Certificate evidencing financial responsibility established by insurance, surety bond, self-insurance, guaranty or escrow account based on the number of guest accommodations in order to cover liability incurred for death or injury to guests or other persons on voyages on board our ships.

Our ocean and expedition operations follow the relevant regulations of any authority where we are operating, including the U.S. Centers for Disease Control and Prevention for operations in U.S. waters.

Mississippi Cruise Business

On January 13, 2020, our subsidiary, Viking USA LLC (the “U.S. Charterer”) entered into a time charter with the Mississippi Ship Owner to charter the Viking Mississippi for operation on the Mississippi River. A time charter is a lease of a ship for a specified period of time under which the owner manages the ship and the charterer selects the ports of call and itinerary of the ship. The Viking Mississippi was delivered and deployed on the Mississippi River in September 2022. The time charter for the Viking Mississippi is for an initial term of eight years with renewal terms at the option of the U.S. Charterer. Pursuant to the terms of the charter, the Mississippi Ship Owner provides the technical and navigational crew and management. The U.S. Charterer provides hotel and catering crew, management and marketing services as well as sells and books all passenger accommodations. VCL has provided a guarantee of the U.S. Charterer’s obligations under the time charter.

The Viking Mississippi and any future ships operating in U.S. coastwise markets must comply with the applicable provisions of the PVSA, which is similar to the Jones Act governing cargo vessels and restricts domestic marine transportation of passengers in the United States to vessels built and documented in the United States, manned by U.S. citizens and owned and operated by U.S. citizens. The Mississippi Ship Owner has represented to us that it complies with the U.S. ownership requirements of the PVSA and has obtained written confirmation from MARAD that our time charter structure meets MARAD’s requirements to be classified as a permissible time charter.

In addition, our expansion into the Mississippi River market is subject to the FMC Performance Certificate requirement described above.

Environmental Regulations

We are subject to various international laws and regulations relating to environmental protection. Environmental and other regulators may consider more stringent regulations in the future, which may affect our operations and increase our compliance costs. We believe that the impact of cruise vessels on the global environment will continue to be an area of focus by the relevant authorities throughout the world and, accordingly, this will likely subject us to increasing compliance costs in the future.

Travel Provider

We are registered as a seller of travel under the California Business and Professions Code, and we participate in the California Travel Consumer Restitution Fund, which provides refunds to guests who are unable to collect from their respective seller of travel, by making annual assessments into the fund. We also participate in the United States Tour Operators Association (“USTOA”) One Million Travelers Assistance Program, which requires us to post $1 million of security in the form of a bond or letter of credit and exempts us from seller of travel trust account requirements under the California Business and Professions Code. We are also a member of the Association of British Travel Agents in the United Kingdom as well as a member of the International Air Transport Association in Australia. We believe that we are in material compliance with all the regulations applicable to our ships and that we have all licenses necessary to conduct our business.

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Legal Proceedings

We are routinely involved in various legal matters arising from the normal course of business. While the outcome of legal proceedings cannot be predicted with certainty, we believe that these proceedings (net of insurance recoveries), when resolved, will not have a material adverse effect on our business, financial condition and results of operations.

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MANAGEMENT

Executive Management and Directors

Below is a list of the names of each of our directors and executive officers and a brief account of the business experience of each of them.

Name	Position(s)
Executive Officers:
Torstein Hagen	Chairman and Chief Executive Officer
Leah Talactac	Chief Financial Officer
Linh Banh	Executive Vice President, Finance
Jeff Dash	Executive Vice President, Head of Business Development
Karine Hagen	Executive Vice President, Product
Anton Hofmann	Executive Vice President, Group Operations
Milton Hugh	Executive Vice President, Sales
Richard Marnell	Executive Vice President, Marketing

Non-Employee Directors:
Richard Fear	Director
Morten Garman	Director
Paul Hackwell	Director
Kathy Mayor	Director
Tore Myrholt	Director
Pat Naccarato	Director
Jack Weingart	Director

Executive Officers

Torstein Hagen has served as Chairman of the board of directors and Chief Executive Officer since our founding in 1997. Mr. Hagen has extensive experience in the shipping and cruise industry and served as Chief Executive Officer of Bergen Line from 1976 to 1983 and of Royal Viking Line from 1981 to 1984. He was a member of the board of directors of Holland America Line/HAL Holding N.V. from 1985 to 2015, and he was a member of the board of directors of Kloster Cruise Ltd. from 1993 to 1994. Mr. Hagen was formerly a partner at McKinsey & Company in Europe. Mr. Hagen has a degree in physics from the Norwegian Institute of Technology and an M.B.A. from Harvard University.

Leah Talactac joined Viking in 2006 and is responsible for corporate accounting, financial reporting and capital markets as our Chief Financial Officer. Additionally, Ms. Talactac is responsible for corporate governance and board relations. Prior to joining us, Ms. Talactac served as a manager at Ernst & Young LLP, Los Angeles from October 1999 to July 2006. Ms. Talactac received a B.S. in accounting from the University of Southern California, Leventhal School of Accounting.

Linh Banh joined Viking in 2006 and is responsible for worldwide corporate financial planning and analysis. Prior to joining us, Ms. Banh served as Assistant Controller for Alexandria Real Estate Equities, Inc. from July 2005 to August 2006. Ms. Banh served as a senior associate at Ernst & Young LLP, Los Angeles from October 2001 to July 2005. Ms. Banh has a B.A. in business economics with a minor in accounting from the University of California, Los Angeles.

Jeff Dash originally joined Viking in 2001 and currently serves as Head of Business Development. Mr. Dash currently oversees our worldwide ocean fleet operations, as well as sales and marketing for the China market. From 2001 to 2006, Mr. Dash held the position of Senior Vice President of Sales and Worldwide Marketing. From 2009 to 2012, Mr. Dash was a consultant, consulting on matters concerning strategy,

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international distribution (United Kingdom and Australia expansion) and product expansion (Viking Ocean). Mr. Dash previously served as an executive of Legend Media, a Chinese media marketing company, from 2008 to 2010 and held a management position at Xyience, Inc., from 2006 to 2007. Mr. Dash worked at Princess Cruise Lines from 2000 to 2001 and Renaissance Cruises from 1993 to 1999. Mr. Dash received a B.S. in accounting from Florida International University.

Karine Hagen, daughter of Mr. Hagen, has served in varying capacities at Viking since its inception. Widely recognized as the face of the brand in Viking’s television advertisements and cultural enrichment films, Ms. Hagen is responsible for Viking’s overall branding as well as product development. Prior to Viking, Ms. Hagen held positions with Arthur Andersen, J. Walter Thompson, Genesys and Telenor. Ms. Hagen has degrees in Soviet Studies and Economics from Wellesley College, an M.A. in Russia and East European Studies from Stanford University and an M.B.A. from BI Norwegian Business School.

Anton Hofmann joined Viking in 1998 and currently oversees our worldwide river fleet operations. Mr. Hofmann started his professional career in the hotel business and held a range of positions in hotels in various countries until 1991. Mr. Hofmann has 31 years of experience in the cruise industry. From 1993 to 1997, Mr. Hofmann served as operations manager for I.C.H. International Cruise and Hotel Management, where he supervised the upgrading of operational standards for eight river vessels in Russia and Ukraine. Mr. Hofmann has a degree in hotel management from The Hotel Management School in Innsbruck, Austria.

Milton Hugh joined Viking in 2006 and currently oversees our North American sales and worldwide yield management. Mr. Hugh was employed by Grand Circle Travel Corporation from April 2002 to September 2006, last serving as Senior Vice President of Planning, and was employed by Renaissance Cruises from June 1996 to September 2001, last serving as Director of Strategic Planning and Treasury Operations. Mr. Hugh has a B.S. in finance and an M.B.A. from the University of Miami in Florida.

Richard Marnell joined Viking in 2007 and is currently responsible for worldwide marketing. Mr. Marnell previously served as Operating Vice President of Direct Marketing for The J. Jill Group, Inc. from September 2002 to January 2007. Mr. Marnell was the Vice President of Circulation and Vice President of Product Marketing at Grand Circle Corporation where he worked from September 1993 to September 2002. Mr. Marnell has a B.A. in economics and political science from Fordham University in New York and an M.B.A. from Babson College in Massachusetts.

Non-Employee Directors

Richard Fear has served as a member of our board of directors since 2015 and also serves on the board of directors of VCL and our principal shareholder. Mr. Fear is a retired partner of international law firm Conyers Dill & Pearman, where his practice covered a broad range of corporate, capital markets and finance transactions. Mr. Fear is a qualified English solicitor and has also practiced Cayman Islands and Bermuda laws. Prior to his career as a lawyer, Mr. Fear qualified and practiced as a chartered accountant with PricewaterhouseCoopers following which he was managing director of the Cayman Islands subsidiary of a London merchant bank. Mr. Fear has an LL.M. from the University of Cambridge, a LL.B. from the University of Liverpool and a B.Sc. in physics from the University of Exeter.

Morten Garman has served as a member of our board of directors since 2011. Mr. Garman has practiced business and maritime law in Oslo, Norway since 1972, after having served as an assistant judge in Drammen, Norway. In 1977, he co-founded the law firm Gram, Hambro & Garman and is presently the firm’s managing partner. Mr. Garman has served and serves as a member of the board of directors in several companies in the maritime industry. Mr. Garman has a degree in law from the University of Oslo, Norway.

Paul Hackwell has served as a member of our board of directors since 2016. Mr. Hackwell is a partner at TPG Capital and is based in San Francisco, where he leads the Consumer group. Mr. Hackwell joined TPG

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Capital in 2006 and is a member of the board of directors of Anastasia Beverly Hills, Life Time Group Holdings, Inc., Rodan + Fields, Troon Golf, L.L.C, GRCY Holdings, Inc., Classic Collision, and The American Friends of New College (non-profit). He was also involved in TPG’s investments in Adare Pharmaceuticals, Aptalis Pharma, Arden Group (Gelson’s), AV Homes, Norwegian Cruise Line, Playa Hotels & Resorts and Taylor Morrison. Mr. Hackwell holds an AB Summa Cum Laude from Princeton University, an MPhil from the University of Oxford, where he was a Keasbey Scholar, and an M.B.A. from the Stanford Graduate School of Business, where he was an Arjay Miller Scholar.

Kathy Mayor has served as a member of our board of directors since 2021. Ms. Mayor is a four-time Chief Marketing Officer, currently CMO at Spot Pet Insurance, and formerly CMO at Transformco (doing business as Sears Home Services and Kenmore Brand), BoxyCharm and Carnival Cruise Line. She has experience in digital transformation and international marketing, having been Chief Digital Officer at Carnival Cruise Line and Senior Vice President of Strategy, CRM and eCommerce at Sands China Ltd. Ms. Mayor also served in various capacities at Las Vegas Sands. Caesars Entertainment, McKinsey & Company, and Procter & Gamble. She previously served on the board of directors of MAV Beauty Brands, TinyBeans and Phunware. Ms. Mayor has a B.S. summa cum laude in management engineering from Ateneo de Manila University and an MBA with distinction from Harvard Business School.

Tore Myrholt has served as a member of our board of directors since 2020. Mr. Myrholt was formerly a senior partner with McKinsey & Company for 25 years, serving on their global board for almost two decades and as chairman of the director’s committee for five years. While at McKinsey & Company, Mr. Myrholt served a large number of institutions in more than 20 countries on topics of leadership, strategy, organizational development, corporate restructuring and M&A. Mr. Myrholt currently serves as an independent advisor and counselor to many executives in Europe and the Middle East. Mr. Myrholt serves as a member of the board of directors in several companies in Europe, the Middle East and Singapore. Mr. Myrholt has a degree from the Norwegian School of Economics and an M.B.A. from Harvard Business School.

Pat Naccarato has served as a director since 2018 and previously served as an alternate director from 2016 to 2018. Mr. Naccarato joined CPP Investments in March 2009 and is currently a Global Leadership Team Managing Director and Head of Active Equities Europe where he leads a team managing public market investments across the European region. He also serves on the Private Equities Investment Committee and the Active Fundamental Equities Investment Committee that reviews investments in these portfolios. In addition, Mr. Naccarato is member of the Active Fundamental Equities management committee, which oversees the strategy, resources and talent needed in managing an investment portfolio of approximately $70 billion Canadian dollars. This is his thirty-fourth year in the investment management industry having managed a variety of global pension and mutual funds over his career, as well a variety of sector-based portfolios. Prior to joining CPP Investments, Mr. Naccarato spent most of his career as a partner at Phillips Hager & North Investment Management. He holds a Bachelor of Mathematics degree with an Accounting major from the University of Waterloo and an M.B.A. from Wilfrid Laurier University. He also holds a Chartered Financial Analyst designation.

Jack Weingart has served as a director since 2021. Mr. Weingart is the Chief Financial Officer and serves on the board of directors of TPG Inc. Mr. Weingart was formerly the Co-Managing Partner of TPG Capital. Between 2006 and 2017, he served as Managing Partner of the Funding Group, which comprises the firm’s fundraising and capital markets activities. Prior to joining TPG in 2006, Mr. Weingart was a Managing Director at Goldman Sachs & Co. LLC, responsible for managing the firm’s West Coast leveraged finance and financial sponsor businesses. He previously served on the board of directors of Chobani, J.Crew International, Inc. and the Awaso Hope Foundation. Mr. Weingart earned a B.S. in electrical engineering and computer sciences from the University of California at Berkeley.

None of our directors has a service contract with us that provides for benefits upon termination of service.

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Board Composition

Our board of directors may establish the authorized number of directors from time to time by resolution. Our board of directors currently consists of eight members. Pursuant to the Investor Rights Agreement, any increase or decrease in the number of directors requires the consent of our principal shareholder and each of our financial shareholders, subject to the maintenance of specified ownership requirements.

Our board of directors has determined that Mr. Fear, Mr. Hackwell, Ms. Mayor, Mr. Myrholt, Mr. Naccarato and Mr. Weingart qualify as independent directors in accordance with the rules of the NYSE. Under the rules of the NYSE, the definition of independence includes a series of objective tests, such as that the director is not, and has not been for at least three years, one of our employees and that neither the director nor any of his or her family members has engaged in various types of business dealings with us. Our board of directors has determined that each of Mr. Fear, Mr. Hackwell, Ms. Mayor, Mr. Myrholt, Mr. Naccarato and Mr. Weingart are independent under the NYSE objective tests.

In addition, under the rules of the NYSE, our board of directors was required to make a subjective determination as to whether each director has a material relationship with us, either directly or as a partner, shareholder or officer of an organization that has a relationship with us. Our board of directors conducted the materiality analysis and considered relationships between each director and us, our principal shareholder and our financial shareholders, as applicable, as well as all other relevant facts and circumstances. Our board of directors reviewed and discussed information provided by the directors and us with regard to each director’s relationships with us, our principal shareholder, our financial shareholders and our management, including any directorships held in companies affiliated with us. In the opinion of our board of directors, none of Mr. Fear, Mr. Hackwell, Ms. Mayor, Mr. Myrholt, Mr. Naccarato or Mr. Weingart have a material relationship with us and no relationships exist that would interfere with the exercise of their independent judgment in carrying out the responsibilities of a director.

For members of our Audit Committee, our board of directors also considered Rule 10A-3 of the Exchange Act and its adopting release in making independence determinations.

Pursuant to the Investor Rights Agreement, our principal shareholder has the right to designate four nominees to our board of directors and each of our financial shareholders has the right to designate two nominees to our board of directors, subject to the maintenance of specified ownership requirements. Mr. Hagen, Mr. Fear, Mr. Garman and Mr. Myrholt were appointed by our principal shareholder. Mr. Hackwell and Mr. Weingart were appointed by TPG. Ms. Mayor and Mr. Naccarato were appointed by CPP Investments. Pursuant to the Investor Rights Agreement, our principal shareholder has the right to appoint the chairperson of our board of directors, subject to the maintenance of specified ownership requirements. Pursuant to our bye-laws, in the event of an equality of votes on any resolution at a meeting of our board of directors, the chairperson has a second or casting vote in order to achieve a majority of the votes.

Foreign Private Issuer and Controlled Company Exemption

In general, under the NYSE corporate governance standards, foreign private issuers, as defined under the Exchange Act, are permitted to follow home country corporate governance practices instead of the corporate governance practices of the NYSE. Accordingly, we intend to follow certain corporate governance practices of our home country, Bermuda, in lieu of certain of the corporate governance requirements of the NYSE.

In the event we no longer qualify as a foreign private issuer, we intend to rely on the controlled company exemption under the NYSE corporate governance rules. A “controlled company” under the NYSE corporate governance rules is a company of which more than 50% of the voting power is held by an individual, group or another company. Our principal shareholder will control a majority of the combined voting power of our issued and outstanding share capital upon consummation of this offering.

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The foreign private issuer exemption and the controlled company exemption do not modify the independence requirements for the audit committee under the Sarbanes-Oxley Act and the NYSE rules, which require that our Audit Committee be composed of at least three directors, all of whom are independent. Under the NYSE rules, however, we are permitted to phase in our independent audit committee by having one independent member at the time of listing our ordinary shares on the NYSE, a majority of independent members within 90 days of listing and a fully independent committee within one year of listing. In addition, under the NYSE rules, a controlled company may elect not to comply with certain corporate governance requirements, including the requirements that within one year of the completion of this offering we have a board that is composed of a majority of independent directors and a compensation committee and a nominating and corporate governance committee that are composed entirely of independent directors. We intend to continue to utilize certain of these exemptions.

If at any time we cease to be a “controlled company” or a “foreign private issuer” under the rules of the NYSE and the Exchange Act, as applicable, our board of directors will take all action necessary to comply with the NYSE corporate governance rules within the time periods provided therein.

Due to our status as a foreign private issuer and a controlled company and our intent to follow certain home country corporate governance practices, our shareholders do not have the same protections afforded to shareholders of companies that are subject to all the NYSE corporate governance standards. See “Description of Share Capital.”

Board Committees

Our board of directors has three standing committees: the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. Each committee is governed by a charter that is available on our website. The information contained in, or that can be accessed through, our website is not incorporated by reference in, and is not part of, this prospectus.

Pursuant to the Investor Rights Agreement, our Audit Committee, our Compensation Committee and our Nominating and Corporate Governance Committee include one director jointly selected by our financial shareholders, one director selected by our principal shareholder and one independent director selected by our board of directors, subject to the maintenance of specified ownership requirements.

Audit Committee

The members of our Audit Committee are Mr. Weingart (Chairperson), Mr. Fear and Mr. Naccarato. Our board of directors has determined that each member of our Audit Committee qualifies as an independent director under the corporate governance standards of the NYSE and the independence requirements of Rule 10A-3 of the Exchange Act. Each member of our Audit Committee also meets the financial literacy requirements of the NYSE. In addition, our board of directors has determined that each of Mr. Weingart, Mr. Fear and Mr. Naccarato qualifies as an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K.

The purpose of our Audit Committee is to assist our board of directors in overseeing and monitoring (1) the quality and integrity of our financial statements, (2) our compliance with legal and regulatory requirements, (3) our independent registered public accounting firm’s qualifications and independence, (4) the performance of our internal audit function and (5) the performance of our independent registered public accounting firm.

Compensation Committee

The members of our Compensation Committee are Mr. Garman (Chairperson), Mr. Hackwell and Ms. Mayor.

The purpose of our Compensation Committee is to assist our board of directors in discharging its responsibilities relating to (1) setting our compensation program and compensation of our executive officers and directors and (2) monitoring our incentive and stock-based compensation plans.

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Nominating and Corporate Governance Committee

The members of our Nominating and Corporate Governance Committee are Mr. Hagen (Chairperson), Mr. Hackwell and Mr. Myrholt.

The purpose of our Nominating and Corporate Governance Committee is to assist our board of directors in discharging its responsibilities relating to (1) identifying individuals qualified to become members of our board of directors, (2) succession planning for our Chief Executive Officer and other executive officers and (3) setting our corporate governance principles.

Board Interlocks and Insider Participation

None of our executive officers currently serves, or has served during the last completed fiscal year, on the board of directors of any other entity that has one or more executive officers serving as a member of our board of directors.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including our chief executive and executive financial officers. Our code of business conduct and ethics addresses, among other things, the handling of conflicts of interest, compliance issues and other corporate policies such as equal opportunity and non-discrimination standards. The code of business conduct and ethics will be available on our website. Any substantive amendment to, or waiver of, a provision of the code of business conduct and ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions will be disclosed on our website. The information contained in, or that can be accessed through, our website is not incorporated by reference in, and is not part of, this prospectus.

Directors and Executive Management Compensation

The total amount of compensation paid and benefits in kind provided to our directors and executive officers for services in all capacities to the company and its subsidiaries for the year ended December 31, 2023 was $27.8 million.

Under Bermuda law, we are not required to disclose compensation paid to our directors or executive officers on an individual basis and we have not otherwise publicly disclosed this information elsewhere.

The compensation for each of our executive officers is comprised of the following elements: base salary, bonus, perquisites and benefits under employee benefit plans. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers.

No portion of the compensation paid to our directors and executive officers for the year ended December 31, 2023 was in the form of options. For a description of the arrangements involving the grant of options and other securities to service providers of the company and its subsidiaries, see “—Equity Incentive Plans.”

Profit-Sharing Policy

We have established an unwritten discretionary profit-sharing policy for our executive officers. The policy and its rules were initially developed by the board of directors of Viking River Cruises Ltd at a meeting held on November 22, 2009, and then approved by the board of directors of Viking River Cruises Ltd on January 21, 2010. The policy has been maintained by us over time. Payments have been made under the policy to our executive officers for each year since the policy was adopted, including the year ended December 31, 2023. The

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policy does not apply to our non-employee directors. The final amount of the profit-sharing payment to an individual is generally based on the consolidated results of our subsidiary, VCL, which results may be forecasted through year-end when full-year results are not available at the time the bonuses are paid. Under the terms of the policy, each of our executive officers who is a beneficiary of the policy is generally assigned a target bonus as a percentage of their annual salary when the consolidated results of VCL exceeds a minimum threshold. In the event that the consolidated results exceed the minimum threshold, each individual’s amount is generally determined by multiplying the base amount by an index applicable to all participants. Discretionary adjustments or modifications to the general terms of our profit-sharing policy may be made based on individual performance or as otherwise determined from time to time by our board of directors based on factors impacting our results. Bonuses are generally payable to executives who have not tendered their resignation as of the bonus payment date.

Equity Incentive Plans

Viking Holdings Ltd Second Amended and Restated 2018 Equity Incentive Plan

Overview. In connection with our IPO, our board of directors adopted, and our shareholders approved, the second amendment and restatement of the Viking Holdings Ltd 2018 Incentive Plan for the purpose of granting awards as a public company following our IPO (the “2018 Incentive Plan”), which became effective on the effective date of our registration statement related to our IPO.

The 2018 Incentive Plan enables us to grant awards of incentive options, non-statutory options, restricted shares, RSUs and other share-based awards to our employees, directors and other service providers, as well as the employees, directors and service providers of our affiliates, with respect to our ordinary shares. The awards are granted by our board of directors from time to time, in its sole discretion, and are evidenced by written award agreements. As of June 30, 2024, there were options outstanding with respect to 2,949,830 ordinary shares (with a weighted average exercise price of $15.57) and RSUs outstanding with respect to 2,606,266 ordinary shares. No other types of awards were outstanding under the 2018 Incentive Plan.

Share reserve. We have reserved 54,600,000 ordinary shares for issuance under the 2018 Incentive Plan, of which approximately 19,007,878 ordinary shares remain available for future issuance, plus any ordinary shares underlying outstanding share awards previously granted under the 2018 Incentive Plan that expire or are repurchased, forfeited, cancelled or withheld. The number of shares reserved for issuance under the 2018 Incentive Plan will be subject to an annual increase on the first day of each calendar year beginning in 2025 and ending in 2034, equal to the lesser of (1) 1.0% of the total number of ordinary shares and special shares outstanding on December 31 of the preceding calendar year and (2) such smaller number of ordinary shares as determined by our board of directors at any time prior to the first day of a given calendar year.

Options. Option awards may be granted as incentive options or non-statutory options. The plan administrator determines the exercise price per share with respect to each option, which shall in no event be less than 100% of the fair market value of the underlying share on the date the option is granted (or 110% in the case of incentive options granted to individuals then owning more than 10% of the total combined voting power of all classes of our shares), except with respect to certain substitute options granted in connection with a corporate transaction. In certain circumstances, such as a share split, share dividend, recapitalization, merger or any other change in the corporate structure affecting the outstanding shares, the exercise price of outstanding options will be appropriately adjusted.

Options may be exercised at such times as determined by the plan administrator. If a participant’s service relationship with us ends for any reason, any options that have not vested as of the date the participant terminates service with us are forfeited. The term of each option award may not exceed 10 years after the date of grant (or five years in the case of incentive options granted to individuals then owning more than 10% of the total combined voting power of all classes of our shares).

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Restricted Shares. Restricted shares may be awarded from time to time in consideration for services or may be offered by the plan administrator for purchase. The plan administrator determines the terms and conditions of restricted shares, including the applicable restriction period and forfeiture terms. If a participant’s service relationship with us ends for any reason, we may receive any or all of the restricted shares held by the participant that have not vested as of the date the participant terminates service with us through a forfeiture condition or a repurchase right in accordance with the applicable award agreement.

Restricted Share Units. RSUs may be awarded from time to time on such terms and conditions as the plan administrator determines, including the applicable vesting period and settlement terms. RSUs may be settled in ordinary shares, cash or a combination of cash and ordinary shares as deemed appropriate by the plan administrator. Additionally, dividend equivalents may be credited in respect of the ordinary shares covered by RSUs at the discretion of the plan administrator. If a participant’s service relationship with us ends for any reason, any RSUs held by the participant that have not vested as of the date the participant terminates service are forfeited in accordance with the applicable award agreement, except as otherwise determined by the plan administrator.

Other Share-Based Awards. Other share-based awards may be awarded by the plan administrator and denominated in cash, shares or other securities in such amounts, and on such terms and conditions, as determined by the plan administrator.

Vesting Schedules. The vesting schedules for awards are set forth in the applicable award agreements, as determined by the plan administrator, and provide that the ordinary shares subject to RSU awards vest after all vesting conditions are satisfied. Outstanding RSUs granted prior to our IPO under the 2018 Incentive Plan include a time vesting condition that will be satisfied on the second or fourth anniversary of the vesting commencement date set forth in the applicable award agreement, subject to the participant’s continuous service through such date.

Administration. The 2018 Incentive Plan is administered by our Compensation Committee.

Certain Transactions. In the event of any change to our outstanding shares, such as share splits, share dividends, bonus share issues, reverse share split, recapitalization, merger, consolidation, or a combination or exchange of shares or other change in our corporate structure affecting the outstanding shares, the plan administrator shall make appropriate adjustments in order to prevent the dilution or enlargement of benefits under the 2018 Incentive Plan, any such adjustments determined by the plan administrator shall be final, binding and conclusive. In the event of a change in control of our company, all outstanding unvested awards will become vested and exercisable, unless the awards will be assumed or substituted for by the successor corporation or otherwise continued in effect or replaced pursuant to the terms of the change in control transaction. The plan administrator, in its sole discretion, will determine the treatment of outstanding awards in connection with change in control transaction.

Transfer Restrictions. Awards may not be transferred in any manner by a participant other than in the event of such participant’s death, unless otherwise determined by the plan administrator.

Recoupment. Awards will be subject to the provisions of any applicable clawback policy implemented by our company and to the extent set forth in such clawback policy.

Amendment and Termination. The 2018 Incentive Plan will terminate 10 years after its adoption in connection with the IPO, unless earlier terminated by our board of directors. Our board of directors may amend or terminate the 2018 Incentive Plan at any time; provided, however, that such amendment or termination does not adversely affect outstanding awards, unless the participants consent or such amendment or termination is required by applicable law.

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83.

Viking Holdings Ltd 2024 Employee Share Purchase Plan

Overview. In connection with our IPO, our board of directors adopted, and our shareholders approved, the 2024 ESPP. The purpose of the 2024 ESPP is to secure the services of new employees, to retain the services of existing employees and to provide incentives for such individuals to exert maximum efforts toward our success. The 2024 ESPP became effective on the effective date of our registration statement related to our IPO. We have not authorized any offerings under the 2024 ESPP as of the date of this prospectus.

Share Reserve. We have reserved 4,680,000 ordinary shares for issuance pursuant to a series of purchase rights under the 2024 ESPP. In addition, the number of shares reserved for issuance under the 2024 ESPP will be subject to an annual increase on the first day of each calendar year beginning in 2025 and ending in 2034, equal to the lesser of (1) 1.0% of the total number of ordinary shares and special shares outstanding on December 31 of the preceding calendar year; (2) 4,680,000 ordinary shares; and (3) such smaller number of ordinary shares as determined by our board of directors at any time prior to the first day of a given calendar year.

Qualified and Non-Qualified Offerings Permitted. The 2024 ESPP includes two components: a “423 Component” and a “Non 423 Component.” The 423 Component is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). The provisions of the 423 Component will be construed in a manner that is consistent with the requirements of Section 423 of the Code to allow eligible U.S. employees to purchase our ordinary shares in a manner that may qualify for favorable tax treatment under Section 423 of the Code. In addition, the 2024 ESPP authorizes grants of purchase rights under the Non-423 Component that do not meet the requirements of Section 423 of the Code in order to allow deviations necessary to permit participation by eligible service providers who are foreign nationals or employees who are employed outside of the United States while complying with applicable foreign laws. Except as otherwise provided in the 2024 ESPP or determined by the plan administrator, the Non-423 Component will be operated and administered in the same manner as the 423 Component.

Offerings. The 2024 ESPP will be implemented by offerings of rights to all eligible employees and eligible service providers from time to time. Offerings may be comprised of one or more purchase periods. The maximum length for an offering under the 2024 ESPP is 27 months. The provisions of separate offerings need not be identical. When a participant elects to join an offering, he or she is granted a purchase right to acquire ordinary shares on each purchase date within the offering, each corresponding to the end of a purchase period within such offering. On each purchase date, all payroll deductions collected from the participant during such purchase period are automatically applied to the purchase of shares, subject to certain limitations.

Participation. On each offering date, each eligible employee or eligible service provider, pursuant to an offering made under the 2024 ESPP, will be granted a purchase right to purchase up to that number of ordinary shares purchasable either with a percentage or with a maximum dollar amount, as designated by the plan administrator; provided however, that in the case of eligible employees, such percentage or maximum dollar amount will in either case not exceed 15% of such employee’s earnings during the period that begins on the offering date (or such later date as the plan administrator determines for a particular offering) and ends on the date stated in the offering, which date will be no later than the end of the offering, unless otherwise provided for in an offering. In the event that a participant is no longer an eligible employee or eligible service provider, any purchase rights granted to such participant pursuant to any offering under the 2024 ESPP will terminate immediately and we will distribute all of his or her accumulated but unused payroll contributions as soon as practicable.

Purchase Price. The purchase price of ordinary shares acquired pursuant to purchase rights will be not less than the lesser of (1) 85% of the fair market value of the shares on the offering date; or (2) 85% of the fair market value of the shares on the applicable purchase date (i.e., the last day of the applicable purchase period).

Payment of Purchase Price; Payroll Deductions. The purchase price of the shares is accumulated by payroll deductions over the offering. To the extent permitted in the offering document, a participant may increase, reduce

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83.

or terminate his or her payroll deductions. All payroll deductions made on behalf of a participant are credited to his or her account under the 2024 ESPP and deposited with our general funds. To the extent permitted in the offering document, a participant may make additional payments into such account. If required under applicable laws or regulations or if specifically provided in the offering, in addition to or instead of making contributions by payroll deductions, a participant may make contributions through a payment by cash, check, or wire transfer prior to a purchase date, in a manner we direct.

Purchase of Shares. The plan administrator will establish one or more purchase dates during an offering on which purchase rights granted for that offering will be exercised and shares will be purchased in accordance with such offering. In connection with each offering, the plan administrator may specify a maximum number of shares of that may be purchased by any participant or all participants. If the aggregate purchase of shares issuable on exercise of purchase rights granted under the offering would exceed any such maximum aggregate number, then, in the absence of any plan administrator action otherwise, a pro rata (based on each participant’s accumulated contributions) allocation of the shares available will be made in as uniformly and equitably as possible.

Administration. The 2024 ESPP is administered by our board of directors or a committee thereof if, and to the extent that, our board of directors has delegated such authority to a committee. Our board of directors intends to delegate its authority to administer the 2024 ESPP to our Compensation Committee.

Certain Transactions. In the event of a change in control of our company, any then-outstanding purchase rights may be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute for the outstanding purchase rights, then the participants’ accumulated payroll contributions will be used to purchase ordinary shares prior to the change in control (with such purchase date to be determined by the plan administrator) under such purchase rights, and the purchase rights will terminate immediately after such purchase. The plan administrator will notify each participant in writing, prior to the new purchase date that the purchase date for the participant’s purchase rights has been changed to the new purchase date and that such purchase rights will be automatically exercised on the new purchase date, unless prior to such date the participant has withdrawn from the offering.

No Transfers of Purchase Rights. Purchase rights will be exercisable only by a participant during such participant’s lifetime. Purchase rights are not transferable by a participant, except by will, by the laws of descent and distribution, or, if approved by us, by a beneficiary designation.

Amendment, Suspension and Termination. The plan administrator may amend, suspend or terminate the 2024 ESPP at any time; provided, however, that such amendment, suspension or termination does not materially impair any outstanding purchase rights without the participants’ consent, or unless such treatment is required by applicable law or to effect the desired tax, listing or regulatory treatment.

Clawback

We have adopted a clawback policy that is compliant with the NYSE Listing Rules, as required by the Dodd-Frank Act. All incentive-based compensation, including payments under our profit-sharing policy, paid to our executive officers may be subject to reduction, cancelation or recoupment under our written clawback policy and any future clawback policy that we may adopt and any applicable law related to clawback, cancellation, recoupment, recission, payback reduction or other similar actions.

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares and our special shares as of June 30, 2024 by:

•	each person or group of affiliated persons known by us to own beneficially 5% or more of our issued outstanding ordinary shares or our issued and outstanding special shares;

•	each of our directors and executive officers individually;

•	all of our executive officers and directors as a group; and

•	the selling shareholders.

The beneficial ownership of our ordinary shares and our special shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. Under such rules, beneficial ownership includes any shares over which a person has sole or shared voting power or investment power, or the right to receive economic benefit of ownership, as well as any shares subject to options, warrants or other rights that are currently exercisable or exercisable within 60 days of June 30, 2024. For purposes of the table below, we deem shares subject to options, RSUs, warrants or other rights that are currently exercisable or exercisable within 60 days of June 30, 2024 to be outstanding and to be beneficially owned by the person holding the options, RSUs or warrants for the purposes of computing the ownership and percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. Except where otherwise indicated, we believe, based on information furnished to us by such owners, that the beneficial owners of the shares listed below have sole investment and voting power with respect to such shares.

The percentage of shares beneficially owned is computed on the basis of 303,832,404 ordinary shares and 127,771,124 special shares outstanding as of June 30, 2024.

As of June 30, 2024, we had six holders of record of our ordinary shares in the United States, holding in the aggregate 140,438,348, or 46.2%, of our outstanding ordinary shares. However, our U.S. holders of record include CEDE & CO., a nominee of The Depository Trust Company, which held 76,796,217 of our ordinary shares as of June 30, 2024. Accordingly, we believe that the shares held by CEDE & CO. include ordinary shares beneficially owned by U.S. holders and non-U.S. holders. There are no U.S. holders of record of our special shares.

Unless otherwise noted below, the address of each shareholder, director and executive officer is c/o Viking Holdings Ltd, 94 Pitts Bay Road, Pembroke, Bermuda HM 08.

	Shares Beneficially Owned Prior to this Offering						Shares Beneficially Owned After this Offering
Name of Beneficial Owner	Number of Ordinary Shares	%	Number of Special Shares	%	Percentage of Total Outstanding	Percentage of Voting Power	Number of Ordinary Shares	%	Number of Special Shares	%	Percentage of Total Outstanding	Percentage of Voting Power
5% Shareholders and Selling Shareholders
Viking Capital Limited(1)	98,302,850	32.4	127,704,616	99.9	52.4	87.0	98,302,850	32.4	127,704,616	99.9	52.4	87.0
CPP Investment Board PMI-3 Inc.(2)	60,809,642	20.0	—	—	14.1	3.8
TPG VII Valhalla Holdings, L.P.(3)	60,809,642	20.0	—	—	14.1	3.8
Executive Officers and Directors
Torstein Hagen(1)(4)	99,743,042	32.8	127,704,616	99.9	52.7	87.0	99,743,042	32.8	127,704,616	99.9	52.7	87.0
Leah Talactac	*	*	—	—	*	*	*	*	—	—	*	*
Linh Banh	*	*	—	—	*	*	*	*	—	—	*	*
Jeff Dash	*	*	—	—	*	*	*	*	—	—	*	*
Karine Hagen(1)(5)	99,743,042	32.8	127,771,124	100.0	52.7	87.1	99,743,042	32.8	127,771,124	100.0	52.7	87.1
Anton Hofmann	*	*	—	—	*	*	*	*	—	—	*	*
Milton Hugh	*	*	—	—	*	*	*	*	—	—	*	*
Richard Marnell	*	*	—	—	*	*	*	*	—	—	*	*
Richard Fear	—	—	—	—	—	—	—	—	—	—	—	—

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83.

	Shares Beneficially Owned Prior to this Offering						Shares Beneficially Owned After this Offering
Name of Beneficial Owner	Number of Ordinary Shares	%	Number of Special Shares	%	Percentage of Total Outstanding	Percentage of Voting Power	Number of Ordinary Shares	%	Number of Special Shares	%	Percentage of Total Outstanding	Percentage of Voting Power
Morten Garman	—	—	—	—	—	—	—	—	—	—	—	—
Paul Hackwell(6)	—	—	—	—	—	—	—	—	—	—	—	—
Kathy Mayor	—	—	—	—	—	—	—	—	—	—	—	—
Tore Myrholt	—	—	—	—	—	—	—	—	—	—	—	—
Pat Naccarato	—	—	—	—	—	—	—	—	—	—	—	—
Jack Weingart(7)	—	—	—	—	—	—	—	—	—	—	—	—
All Directors and Executive Officers as a group (15 people)(8)	106,171,111	34.9	127,771,124	100.0	54.1	87.5	106,171,111	34.9	127,771,124	100.0	54.1	87.5

*	Amounts represent less than 1% of issued and outstanding ordinary shares.
(1)

The sole shareholder of Viking Capital Limited is Pallice Global, Inc., which is wholly owned by the Torstein Hagen Interest in Possession Settlement, a Cayman Islands trust (the “Trust”), of which a third-party licensed and regulated institution is the sole trustee. Torstein Hagen is the sole non-discretionary beneficiary of the Trust’s income during his lifetime. In addition, Mr. Hagen and his daughter, Karine Hagen, have discretionary interests in the capital of the Trust. Ms. Hagen is the current protector of the Trust with consent rights over the voting and disposition of securities directly or indirectly owned by the Trust. Mr. Hagen, as the settlor of the Trust, has the power to appoint a new or additional trustee of the Trust and to remove and replace the protector of the Trust. Ms. Hagen, as current protector of the Trust, has the power to remove a trustee of the Trust and, following the settlor’s death, appoint a new or additional trustee. Based on the above, Mr. Hagen and Ms. Hagen may be deemed to share beneficial ownership over the securities beneficially owned by the Trust, including the ordinary shares and special shares owned by Viking Capital Limited.

(2)

Investment and voting power with regard to shares held by CPP Investment Board PMI-3 Inc. rests with Canada Pension Plan Investment Board. John Graham is the President and Chief Executive Officer of Canada Pension Plan Investment Board and, in such capacity, may be deemed to have voting and dispositive power with respect to the ordinary shares beneficially owned by Canada Pension Plan Investment Board. Mr. Graham disclaims beneficial ownership over any such shares. The address of Canada Pension Plan Investment Board is One Queen Street East, Suite 2500, P.O. Box 101, Toronto, Ontario, M5C 2W5, Canada.

(3)

The general partner of TPG VII Valhalla Holdings, L.P. is TPG VII SPV GP, LLC, a Delaware limited liability company, whose sole member is TPG GenPar VII, L.P., a Delaware limited partnership, whose general partner is TPG GenPar VII Advisors, LLC, a Delaware limited liability company, whose sole member is TPG Operating Group I, L.P., a Delaware limited partnership, whose general partner is TPG Holdings I-A, LLC, a Delaware limited liability company, whose sole member is TPG Operating Group II, L.P., a Delaware limited partnership, whose general partner is TPG Holdings II-A, LLC, a Delaware limited liability company, whose sole member is TPG GPCo, LLC, a Delaware limited liability company, whose sole member is TPG Inc., a Delaware corporation, whose shares of Class B common stock (which represent a majority of the combined voting power of the common stock) are held collectively by (i) TPG Group Holdings (SBS), L.P., a Delaware limited partnership, whose general partner is TPG Group Holdings (SBS) Advisors, LLC, a Delaware limited liability company, (ii) Alabama Investments (Parallel), LP, a Delaware limited partnership, whose general partner is Alabama Investments (Parallel) GP, LLC, a Delaware limited liability company (“Alabama Investments”), (iii) Alabama Investments (Parallel) Founder A, LP, a Delaware limited partnership, whose general partner is Alabama Investments, and (iv) Alabama Investments (Parallel) Founder G, LP, a Delaware limited partnership, whose general partner is Alabama Investments. The managing member of each of TPG Group Holdings (SBS) Advisors, LLC and Alabama Investments is TPG GP A, LLC, a Delaware limited liability company, which is owned by entities owned by David Bonderman, James G. Coulter and Jon Winkelried. Messrs. Bonderman, Coulter and Winkelried disclaim beneficial ownership of the securities held by TPG VII Valhalla Holdings, L.P., except to the extent of their pecuniary interest therein, if any. The address of each of TPG GP A, LLC and Messrs. Bonderman, Coulter and Winkelried is c/o TPG Inc., 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

(4)

Consists of (a) the shares described in footnote (1) above, (b) 94,276 ordinary shares subject to stock options that are currently exercisable and (c) 1,345,916 ordinary shares held directly by Mr. Hagen.

(5)

Consists of (a) the shares described in footnote (1) above, (b) 94,276 ordinary shares subject to stock options that are currently exercisable, (c) 1,345,916 ordinary shares held directly by Ms. Hagen and (d) 66,508 special shares held directly by Ms. Hagen.

(6)

Paul Hackwell, who is one of our directors, is a TPG Partner. Mr. Hackwell has no voting or investment power over and disclaims beneficial ownership of the shares held by TPG VII Valhalla Holdings, L.P. The address of Mr. Hackwell is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

(7)

Jack Weingart, who is one of our directors, is a TPG Partner. Mr. Weingart has no voting or investment power over and disclaims beneficial ownership of the shares held by TPG VII Valhalla Holdings, L.P. The address of Mr. Weingart is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

(8)	Includes 754,208 ordinary shares subject to stock options that are currently exercisable.

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of related-party transactions we have entered into since January 1, 2021 with any of the members of the board of directors, executive officers or holders of more than 5% of any class of our voting securities at the time of such transaction.

Management Services Agreement

We provide certain finance, accounting and management services to our principal shareholder and its affiliates. In exchange for these services, we charge our principal shareholder for the portion of our salary expense attributable to providing these services. From time to time, we also incur expenses on behalf of our principal shareholder and its affiliates for which we are reimbursed. As of June 30, 2024 and December 31, 2023 and 2022, current receivables due from our principal shareholder and its affiliates were $1.3 million, $0.7 million and $1.6 million, respectively, related to management services fees and expense reimbursements.

Series C Preference Shares

On February 8, 2021, we issued 184,267,200 Series C Preference Shares to our financial shareholders with an equal number of shares issued to each financial shareholder. Our Series C Preference Shares were issued for cash consideration of $700.0 million and in exchange for our repurchase and cancellation of all outstanding Series A Preference Shares and Series B Preference Shares. This transaction resulted in $500.0 million of net proceeds to us, after using $200.0 million of the proceeds to repurchase shares from our principal shareholder.

For the year ended December 31, 2021, we paid $128.8 million in dividends, of which $77.6 million related to dividends to the holders of our Series C Preference Shares and $51.2 million related to dividends to the holders of our ordinary shares, special shares and preference shares.

For the year ended December 31, 2022, we paid $131.5 million in dividends, of which $85.0 million related to dividends to the holders of our Series C Preference Shares and $46.5 million related to dividends to the holders of our ordinary shares, special shares and preference shares.

For the year ended December 31, 2023, we paid $134.3 million in dividends, of which $85.0 million related to dividends to the holders of our Series C Preference Shares and $49.3 million related to dividends to the holders of our ordinary shares, special shares and preference shares.

On April 9, 2024, we paid $46.8 million in dividends, of which $28.6 million related to dividends to the holders of our Series C Preference Shares and $18.2 million related to dividends to the holders of our ordinary shares, special shares and preference shares.

Warrants to our Principal Shareholder

On February 8, 2021, in connection with the issuance of Series C Preference Shares to our financial shareholders, we issued two warrants to our principal shareholder to purchase up to an aggregate of 8,733,400 ordinary shares at an exercise purchase price of $0.01 per ordinary share. The number of warrants that vest is based on either the proceeds to our financial shareholders or the trading price of our ordinary shares starting 180 days after our IPO. The number of warrants that vest depends on the value per ordinary share, with 0% vesting at $15.38 or lower price per ordinary share and 100% vesting at $23.08 or higher price per ordinary share, and linear vesting between $15.38 and $23.08 per ordinary share. The vesting period for each warrant expires upon the later of February 8, 2026, or the sale, distribution or other transfer of 100% of the respective financial shareholder’s shares held in us.

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83.

Investor Rights Agreement—Rights of Appointment, Consent Rights, Registration Rights and Restrictions on Transfers

We have entered into an investor rights agreement with our principal shareholder and our financial shareholders (the “Investor Rights Agreement”) pursuant to which our principal shareholder has the right to designate four nominees to our board of directors and each of our financial shareholders has the right to designate two nominees to our board of directors, subject to the maintenance of specified ownership requirements. Other than the Investor Rights Agreement, we are not a party to, and are not aware of, any voting agreements currently in effect among our shareholders.

Under the Investor Rights Agreement, the following actions require the prior consent of our principal shareholder and each of our financial shareholders, subject to the maintenance of specified ownership requirements: (1) issuing (a) equity securities that are senior to our ordinary shares or (b) an aggregate amount of equity securities, in any twelve (12) month period, that exceeds 5% of our then issued and outstanding total number of shares, subject to certain exceptions; and (2) making any acquisition or disposition of assets or securities with a value in excess of $1 billion, whether structured as an asset or equity purchase, merger, amalgamation, investment, joint venture, share exchange, reorganization, recapitalization or otherwise.

We have also granted our principal shareholder and our financial shareholders registration rights as described below. The Investor Rights Agreement provides that we will pay certain expenses relating to such registrations and indemnify our principal shareholder and our financial shareholders against certain liabilities that may arise under the Securities Act.

Subject to certain exceptions, the Investor Rights Agreement prohibits our financial shareholders from transferring, directly or indirectly, any ordinary shares to certain competitors without prior approval of our board of directors. In addition, under the Investor Rights Agreement, our financial shareholders are required to notify us following any transfer of their ordinary shares.

The Investor Right Agreement will terminate when (a) in the case of each financial shareholder, such financial shareholder no longer owns any of the ordinary shares issued upon the Series C Preference Shares Conversion and (b) in the case of our principal shareholder, when our principal shareholder ceases to own any ordinary shares.

Shelf Registration Demand Rights

Pursuant to the Investor Rights Agreement, holders of our registrable securities may request that we file a registration statement covering a number of registerable securities that would result in gross proceeds that would, based on an anticipated aggregate offering price, after payment of the underwriting discount and commissions, exceed, in the event of a block trade, $50 million, or in the event of a public offering other than a block trade, $75 million. We will not be required to effect more than three registrations on Form F-1 or Form S-1 within a 365-day period. We have the right to defer such registration under certain circumstances.

Piggyback Registration Rights

In the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, in connection with such offering, certain holders of our registrable securities will be entitled to certain piggyback registration rights allowing the holder to include its registrable securities in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, the holders of these shares are entitled to notice of the registration and have the right, subject to certain limitations, to include their shares in the registration.

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83.

Agreements with Directors and Officers

Employment Agreements. We have entered into written employment agreements with certain of our executive officers. Certain of these agreements provide for notice periods of varying duration for termination of the agreement by us or by the relevant executive officer, during which time the executive officer may continue to receive salary and benefits. Certain of these agreements also contain customary provisions regarding non-competition, non-solicitation and confidentiality of information. However, the enforceability of the non-competition provisions may be subject to limitations under applicable law.

Awards. We have granted options and RSUs to certain employees and members of our board of directors. We describe our equity incentive plans under “Management—Equity Incentive Plans.” Since January 1, 2021, we have not granted any options to our directors, officers, employees, consultants or other service providers. No options have been exercised since January 1, 2021.

Exculpation, Indemnification and Insurance. Our bye-laws permit us to exculpate, indemnify and insure our directors and officers to the fullest extent permitted by the Companies Act. We have entered into agreements with certain directors and officers, exculpating them from a breach of their duty of care to us to the fullest extent permitted by law and undertaking to indemnify them to the fullest extent permitted by law, subject to certain exceptions, including with respect to liabilities resulting from this offering to the extent that these liabilities are not covered by insurance.

Related Party Transaction Policy

Our board of directors has adopted a written related party transaction policy to set forth the policies and procedures for the review and approval or ratification of related person transactions. This policy covers any transaction, arrangement or relationship in which we are a participant, the amount involved exceeds $120,000 and one of our executive officers, directors, or beneficial owners of more than 5% of our ordinary shares (or their immediate family members), each of whom we refer to as a “related person,” has a direct or indirect material interest.

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83.

DESCRIPTION OF SHARE CAPITAL

The following is a description of the material terms of our bye-laws and our memorandum of association. The following description may not contain all of the information that is important to you and we therefore refer you to our memorandum of association and our bye-laws, which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part.

General

We are a Bermuda exempted company with limited liability. Our affairs are governed by our memorandum of association, our bye-laws and Bermuda law. The objects of our business are unrestricted, and the company has the capacity of a natural person.

Shares

General

As of June 30, 2024, our authorized share capital consists of 1,329,120,000 ordinary shares, par value $0.01 per share, and 156,000,000 special shares, par value $0.01 per share. As June 30, 2024, we had 309,003,628 ordinary shares issued, 303,832,404 ordinary shares outstanding, and 127,771,124 special shares issued and outstanding. Holders of our ordinary shares and special shares have identical rights other than with respect to voting, conversion and transfer rights. Holders of our ordinary shares and special shares have no preemptive, subscription, redemption or sinking fund rights.

All issued and outstanding shares are validly issued, fully paid and non-assessable. A register of holders of our ordinary shares and our special shares are maintained by Conyers Corporate Services (Bermuda) Limited in Bermuda, and a branch register is maintained in the United States by Equiniti Trust Company, LLC, who serves as branch registrar and transfer agent.

Our board of directors may issue any of our authorized but unissued shares without further shareholder action, unless shareholder action is required by our bye-laws, Bermuda law or the NYSE rules. There are no limitations on the right of non-Bermudians or non-residents of Bermuda to hold or vote our shares. Only our ordinary shares are listed for trading on the NYSE.

Voting Rights

Each ordinary share is entitled to one vote, and each special share is entitled to 10 votes, on all matters upon which the shares are entitled to vote. The holders of our ordinary shares and special shares will generally vote together as a single class on all matters submitted to a vote of our shareholders (including the election of directors) unless otherwise required by Bermuda law or our bye-laws.

Conversion

Each special share will be convertible into one ordinary share at any time at the option of the holder. In addition, each special share will convert automatically into one ordinary share upon any transfer, whether or not for value, except for transfers to permitted transferees as described in our bye-laws, including transfers to family members, certain trusts for estate planning purposes and entities under common control with such transferee.

All of the issued and outstanding special shares will convert automatically into ordinary shares upon the first date on which the aggregate number of issued and outstanding special shares ceases to represent at least 10% of the aggregate number of then issued and outstanding ordinary shares and special shares. Once converted into ordinary shares, special shares will be cancelled and will not be reissued.

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83.

Transfer of Shares

Our shares may be freely transferred under our bye-laws, unless the transfer is restricted or prohibited by another instrument or applicable law.

Each special share will convert automatically into one ordinary share upon sale or transfer (other than transfers to certain permitted transferees).

Dividends

The holders of our ordinary shares and our special shares will be entitled to such dividends as may be declared by our board of directors, subject to the Companies Act and our bye-laws. Dividends and other distributions on issued and outstanding shares may be paid out of our funds lawfully available for such purpose, subject to any preferential dividend rights of any outstanding preference shares. Any dividends we declare will be distributed such that a holder of one ordinary share will receive the same amount of dividends that are received by a holder of one special share. We will not declare any dividend with respect to our ordinary shares without declaring a dividend on our special shares, and vice versa.

Under Bermuda law, we may not declare or pay any dividends if there are reasonable grounds for believing that (1) we are, or after the payment of such dividends would be, unable to pay our liabilities as they become due or (2) the realizable value of our assets would thereby be less than our liabilities. There are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to U.S. residents who are holders of our ordinary shares and special shares.

Liquidation

In the event of our liquidation, dissolution or winding up, the holders of our ordinary shares and special shares are entitled to share equally and ratably in our assets, if any, remaining after the payment of all of our debts and liabilities, subject to any preferential dividend rights of any outstanding preference shares.

Variation of Rights

As a matter of Bermuda law, the holders of one class of shares may not vary the voting rights of such class of shares relative to another class of shares, without the approval of the holders of each other class of our shares then in issue. As such, if at any time we have more than one class of shares, the rights attaching to any class, unless otherwise provided for by the terms of issue of the relevant class, may whether or not we are being wound-up, be varied with (1) the consent in writing of the holders of three-fourths of the issued shares of that class or (2) with the sanction of a resolution passed by a majority of the votes cast at a separate general meeting of the holders of the shares of the class at which meeting the necessary quorum of at least two persons holding or representing by proxy at least one-third of the total voting rights of all issued and outstanding shares of that class is present. The rights conferred upon the holders of the shares of any class issued with preferred or other rights may not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

Election and Removal of Directors

Our bye-laws provide that our board of directors will consist of eight directors and thereafter not more than the number of directors fixed by our board of directors from time to time. Our board of directors currently consists of eight directors. Pursuant to the Investor Rights Agreement, any increase or decrease in the number of directors requires the consent of our principal shareholder and each of our financial shareholders, subject to the maintenance of specified ownership requirements.

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Except in the case of a casual vacancy, directors are elected or appointed to our board of directors at our annual general meeting or at any special general meeting called for that purpose. At any general meeting, the shareholders may authorize our board of directors to fill any casual vacancy left unfilled at a general meeting. Pursuant to the Investor Rights Agreement, our principal shareholder has the right to appoint four of our directors and each of our financial shareholders has the right to appoint two of our directors, subject to the maintenance of specified ownership requirements. Mr. Hagen, Mr. Fear, Mr. Garman and Mr. Myrholt were appointed by our principal shareholder. Mr. Hackwell and Mr. Weingart were appointed by TPG. Ms. Mayor and Mr. Naccarato were appointed by CPP Investments. Our principal shareholder has the right to appoint the Chairman of our board of directors, subject to the maintenance of specified ownership requirements.

Our bye-laws provide that the shareholders entitled to vote for the election of directors may, at any special general meeting convened and held in accordance with our bye-laws, remove a director provided that the notice of any such meeting convened for the purpose of removing a director must contain a statement of the intention so to do and be served on such director not less than 14 days before the meeting and at such meeting the director is entitled to be heard on the motion for such director’s removal.

Proceedings of Board of Directors

Our bye-laws provide that our business is to be managed and conducted by our board of directors. The quorum necessary for the transaction of business at a meeting of our board of directors is one half of the total number of directors. Our board of directors may meet for the transaction of business, adjourn and otherwise regulate its meetings as it sees fit. A resolution put to the vote at a meeting of our board of directors will be carried by the affirmative votes of a majority of the votes cast. In the event of an equality of votes for any resolution or matter put to a vote at a meeting of our board of directors, the chairperson will have a second or casting vote. Bermuda law permits individual and corporate directors and there is no requirement in our bye-laws or Bermuda law that directors hold any of our shares.

Our bye-laws provide that the remuneration of our directors is determined by our board of directors, and there is no requirement that a specified number or percentage of “independent” directors must approve any such determination. Our directors may also be paid all travel, hotel and other expenses properly incurred by them in connection with our business or their duties as directors.

Provided a director discloses a direct or indirect interest in any contract or arrangement with us as required by Bermuda law, such director is entitled to vote in respect of any such contract or arrangement in which he or she is interested and be counted in the quorum of the relevant meeting.

Indemnity of Directors and Officers

Our bye-laws provide that our directors, alternate directors, resident representative, chairperson, chief executive officer, secretary and other officers, and the liquidator or trustees (if any) acting in relation to any of our affairs, and their heirs, executors and administrators, will be indemnified and secured harmless out of our assets from and against any and all judgments, fines, penalties, excise taxes, amounts paid in settlement, and all direct and indirect costs and expenses (including, without limitation, attorneys’ fees and disbursements, experts’ fees, court costs, retainers, appeal bond premiums, arbitration costs, arbitrators’ fees, transcript fees and duplicating, printing and binding costs, as well as telecommunications, postage and courier charges) (“losses”) actually and reasonably incurred by or on behalf of such indemnified party in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, to which such indemnified party is or is threatened to be made a party, arising out of, relating to, or resulting from the fact that the indemnified party is or was our director, officer, employee, agent or fiduciary, or is or was a director, officer, employee, agent or fiduciary serving at our request as a director, officer, employee, manager, member, partner, tax matters partner or partnership representative, trustee, agent or fiduciary, or similar capacity, of any of our subsidiaries or another corporation, limited liability company, partnership, joint venture, employee benefit plan, trust or other entity or enterprise, or by reason of any act or omission by the indemnified party in any such

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capacity; provided that this indemnity will not extend to any indemnified party for any losses to the extent such losses (a) arise directly out of the fraud or dishonesty of such indemnified party or (b) are incurred in connection with any action, suit or proceeding initiated by such indemnified party, except to the extent that the indemnified party’s initiation of such action, suit or proceeding has been authorized by our board of directors or is brought to enforce such indemnified party’s rights to indemnification or advancement of expenses hereunder.

Subject to Section 14 of the Securities Act and Section 29(a) of the Exchange Act, which render void any purported waiver of the provisions of the Securities Act and the Exchange Act, respectively, our bye-laws provide that our shareholders waive all claims or rights of action that they might have, individually or in our right, against any of our directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except in respect of any fraud or dishonesty. Such waiver would not be effective as a waiver of the right to sue for violations of the Securities Act or the Exchange Act, the waiver of which would be prohibited by Section 14 of the Securities Act and Section 29(a) of the Exchange Act, respectively; and we do not intend this waiver be effective as a waiver of the right to sue for violations of the Securities Act or the Exchange Act.

Section 98A of the Companies Act permits us to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not we may otherwise indemnify such officer or director. We have purchased and maintain a directors’ and officers’ liability policy for such purpose.

Exclusive Forum

Our bye-laws expressly state that unless we consent in writing, the courts of Bermuda will be the sole and exclusive forum for (a) any action brought by or on behalf of us in relation to matters governed by the Companies Act or our bye-laws, (b) any action asserting a claim of breach of any duty owed by any of our directors or officers to us or any of our shareholders and (c) any action asserting a claim against us or any director or officer arising under the laws of Bermuda or our bye-laws. In addition, our bye-laws expressly state that unless we consent in writing, the sole and exclusive forum for any action asserting claims under the Securities Act or the Exchange Act, to the extent permitted by applicable law, shall be the United States federal district courts.

Meetings of Shareholders

Under Bermuda law, a company is required to convene an annual general meeting each calendar year. However, the shareholders may by resolution waive this requirement, either for a specific year or period of time, or indefinitely. When the requirement has been so waived, any shareholder may, on notice to the company, terminate the waiver, in which case an annual general meeting must be called.

Bermuda law provides that a special general meeting of shareholders may be called by the board of directors of a company and must be called upon the request of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote at general meetings. Bermuda law also requires that shareholders be given at least five business days’ advance notice of a general meeting, but the accidental omission to give notice to any person does not invalidate the proceedings at a meeting.

Under our bye-laws, at least ten days’ notice of an annual general meeting or a special general meeting must be given to each shareholder entitled to attend and vote at such meeting. This notice requirement is subject to the ability to hold such meetings on shorter notice if such notice is agreed: (1) in the case of an annual general meeting by all of the shareholders entitled to attend and vote at such meeting; or (2) in the case of a special general meeting by a majority in number of the shareholders entitled to attend and vote at the meeting holding not less than 95% in par value of the shares entitled to vote at such meeting.

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At any general meeting, the quorum required for the transaction of business is two or more shareholders present in person or by proxy who hold or represent between them a majority of the total voting rights of all issued and outstanding shares.

To be passed at a general meeting, a resolution requires the affirmative vote of at least a majority of the votes cast at such meeting, except that a resolution to approve an amalgamation or merger which the Companies Act requires to be approved by the shareholders requires the affirmative vote of not less than 75% of the votes entitled to be cast at the relevant general meeting and the quorum necessary for such meeting is two persons at least holding or representing by proxy more than one-third of our issued shares.

Subject to the Companies Act, at any general meeting a resolution put to the vote of the meeting will be voted upon in such manner as the chairperson of the meeting decides. The chairperson of the meeting will direct the manner in which the shareholders participating in such meeting may cast their votes. A poll may be demanded by (1) the chairperson of the meeting; (2) at least three shareholders present or voting by proxy; or (3) one or more shareholders present in person or by proxy hold or represent not less than one-tenth of the total voting rights of all issued and outstanding shares or not less than one-tenth of the aggregate sum paid up on all issued and outstanding special and ordinary shares and any other shares having the right to attend and vote.

Certain Provisions of Bermuda Law

We have been designated by the Bermuda Monetary Authority as a non-resident for Bermuda exchange control purposes. This designation allows us to engage in transactions in currencies other than the Bermuda dollar, and there are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to United States residents who are holders of our ordinary or special shares.

Consent under the Exchange Control Act 1972 (and its related regulations) has been received from the Bermuda Monetary Authority for the issue and transfer of our ordinary shares to and between non-residents of Bermuda for exchange control purposes provided our ordinary shares remain listed on an appointed stock exchange, which includes the NYSE. Approvals or permissions given by the Bermuda Monetary Authority do not constitute a guarantee by the Bermuda Monetary Authority as to our performance or our creditworthiness. Accordingly, in giving such consent or permissions, the Bermuda Monetary Authority will not be liable for the financial soundness, performance or default of our business or for the correctness of any opinions or statements expressed in this prospectus. Certain issues and transfers of our ordinary or special shares involving persons deemed resident in Bermuda for exchange control purposes require the specific consent of the Bermuda Monetary Authority.

Comparison of Bermuda Corporate Law and Delaware Corporate Law

You should be aware that the Companies Act, which applies to us, differs in certain material respects from the General Corporation Law of the State of Delaware (“DGCL”) which is applicable to Delaware corporations. In order to highlight these differences, set forth below is a summary of certain significant provisions of the Companies Act (including modifications adopted pursuant to our bye-laws) and Bermuda common law applicable to us that differ in certain material respects from provisions of the DGCL and Delaware common law applicable to Delaware corporations. Because the following statements are summaries, they do not address all aspects of Bermuda law that may be relevant to us and you or all aspects of Delaware law that may differ from Bermuda law.

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Duties of Directors

Our bye-laws provide that our business is to be managed and conducted by our board of directors. Under Bermuda common law, members of the board of directors of a Bermuda company owe a fiduciary duty to the company to act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. This duty includes the following essential elements:

•	a duty to act in good faith in the best interests of the company;

•	a duty not to make a personal profit from opportunities that arise from the office of director;

•	a duty to avoid conflicts of interest; and

•	a duty to exercise powers for the purpose for which such powers were intended.

In addition to the duties above, the Companies Act imposes a duty on directors and officers of a Bermuda company to act honestly and in good faith with a view to the best interests of the company, and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In addition, the Companies Act imposes various duties on directors and officers of a company with respect to certain matters of management and administration of the company. Directors and officers generally owe fiduciary duties to the company and not to the company’s individual shareholders. Accordingly, our shareholders may not have a direct cause of action against our directors, except in respect of any fraud or dishonesty of such director.

Under Delaware law, the business and affairs of a corporation are managed by or under the direction of its board of directors. In carrying out their managerial role, directors are charged with the fiduciary duties of care and loyalty to the corporation and its stockholders. The duty of care requires that directors act in an informed and deliberative manner and inform themselves, prior to making a business decision, of all material information reasonably available to them. The duty of care also requires that directors exercise a duty of oversight, which requires directors to attempt in good faith to assure that the corporation implements adequate reporting and information systems and controls. The duty of loyalty requires that directors act in good faith and in the best interests of the corporation and its stockholders, without self-interest and without being influenced by any conflicting interests.

Delaware law provides that, in most instances, a party challenging the propriety of a decision of a board of directors bears the burden of rebutting the presumption, afforded to directors by the “business judgment rule,” that, in making a business decision, directors acted on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation and its stockholders. Unless the presumption is rebutted, a board of directors’ decision will be upheld unless the directors were grossly negligent in connection with reaching such decision or if the matter approved by the board of directors constitute a waste of corporate assets. If the presumption is not rebutted, the business judgment rule attaches in most instances to protect the directors and their decisions, and their business judgments will not be second guessed. Where, however, the presumption is rebutted, the directors bear the burden of demonstrating the entire fairness of the relevant transaction. Notwithstanding the foregoing, Delaware courts subject directors’ conduct to enhanced scrutiny in certain situations, including in connection with self-interested or related party transactions, when the board of directors takes certain defensive actions and in connection with a sale of control of the corporation.

Interested Directors

Bermuda law and our bye-laws provide that if a director has a direct or indirect interest in a material contract or proposed material contract with us or any of our subsidiaries or has a material interest in any person that is a party to such a contract, the director must disclose the nature of that interest at the first opportunity either at a meeting of directors or in writing to the directors. Our bye-laws provide that, after a director has made such a declaration of interest, he is allowed to be counted for purposes of determining whether a quorum is present and to vote on a transaction in which he has an interest, unless disqualified from doing so by the chairperson of the relevant board of directors meeting.

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Under Delaware law, a transaction in which a director has a direct or indirect financial or other interest is not void or voidable if (1) the material facts as to such interested director’s relationship or interest in such transaction are disclosed or are known to the board of directors (or the board committee acting upon such transaction) and the board of directors (or such committee) in good faith authorizes the transaction by the affirmative vote of a majority of disinterested directors serving on the board of directors (or such board committee, if applicable), (2) such material facts are disclosed or are known to the stockholders entitled to vote on such transaction and the transaction is specifically approved in good faith by vote of the stockholders or (3) the transaction is fair as to the corporation as of the time it is authorized, approved or ratified by the board of directors, a board committee or stockholders, as applicable.

Voting Rights and Quorum Requirements

Under Bermuda law, the voting rights of our shareholders are regulated by our bye-laws and, in certain circumstances, the Companies Act. Under our bye-laws, two or more shareholders present in person or by proxy who hold or represent between them a majority of the total voting rights of all issued and outstanding shares is a quorum for the transaction of business. To be passed at a general meeting, a resolution requires the affirmative vote of at least a majority of the votes cast at such meeting, except that a resolution to approve an amalgamation or merger which the Companies Act requires to be approved by the shareholders requires the affirmative vote of not less than 75% of the votes entitled to be cast at the relevant general meeting and the quorum necessary for such meeting is two persons at least holding or representing by proxy more than one-third of our issued shares.

Any individual who is our shareholder and who is present at a meeting and entitled to vote at such meeting may vote in person, as may any corporate shareholder that is represented by a duly authorized representative at a meeting of shareholders. Our bye-laws also permit attendance at general meetings by proxy, provided the instrument appointing the proxy is in the form specified in the bye-laws or such other form as our board of directors may determine. Under our bye-laws, each holder of ordinary shares is entitled to one vote per ordinary share held and each holder of special shares is entitled to 10 votes per special share held.

Under the DGCL, unless otherwise provided in a corporation’s certificate of incorporation, each stockholder is entitled to one vote for each share of stock held by the stockholder. The DGCL provides that, unless otherwise provided in a corporation’s certificate of incorporation or bylaws, a majority of the shares entitled to vote, present in person or represented by proxy, constitutes a quorum at a meeting of stockholders (but in no event may the certificate of incorporate provide for a quorum of less than one-third of the shares entitled to vote at such meeting). In matters other than the election of directors, subject to certain exceptions (including mergers and amendments to the certificate of incorporation), the affirmative vote of a majority of shares present in person or represented by proxy and entitled to vote at a stockholders’ meeting at which a quorum is present is required for stockholder approval of any action, unless a higher percentage is required by the corporation’s certificate of incorporation. Stockholders may also approve any matter that may be taken by them at an annual or special meeting by written consent in lieu of a meeting, unless the certificate of incorporation denies stockholders the right to act by consent. Approval of any matter by consent of stockholders requires delivery of written or electronic consents executed by holders of shares of outstanding stock having not less than the minimum votes as would be required to approve such matter at a meeting at which all shares are present and voted. In addition, the affirmative vote of a plurality of shares entitled to vote at a meeting in which quorum is present is required for the election of directors, and the affirmative vote of a majority of all outstanding shares entitled to vote is required to approve certain matters (such as mergers and amendments to the certificate of incorporation).

Dividend Rights

Under Bermuda law, a company may not declare or pay dividends if there are reasonable grounds for believing that: (1) the company is, or after the payment of such dividends would be, unable to pay its liabilities as they become due, or (2) the realizable value of its assets would thereby be less than its liabilities. Under our bye-laws, each ordinary share and special share is entitled to dividends if, as and when dividends are declared by our board of directors, subject to any preferred dividend rights of any preference shares. See “—Shares—Dividends” above.

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Under the DGCL, subject to any restrictions contained in the corporation’s certificate of incorporation, a corporation may pay dividends out of surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared or for the preceding fiscal year. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of such dividend, the total capital of the corporation is less than the aggregate capital represented by the outstanding shares of all classes of stock having a preference upon the distribution of assets.

Shareholder Approval of Amalgamations and Mergers

The amalgamation or merger of a Bermuda company with another company or corporation requires the amalgamation or merger agreement to be approved by the company’s board of directors and by its shareholders. Our bye-laws provide that any amalgamation or merger which the Companies Act requires to be approved by the shareholders must be approved by the affirmative vote of not less than 75% of the votes entitled to be cast at the relevant general meeting and the quorum necessary for such meeting is two persons at least holding or representing by proxy more than one-third of our issued shares.

Under Bermuda law, in the event of an amalgamation or merger of a Bermuda company with another company or corporation, a shareholder of the Bermuda company who did not vote in favor of the amalgamation or merger and is not satisfied that fair value has been offered for such shareholder’s shares may, within one month of notice of the shareholders meeting, apply to the Supreme Court of Bermuda to appraise the fair value of those shares.

Under the DGCL, with certain exceptions, a merger, consolidation or sale of all or substantially all the assets of a corporation must be approved by the board of directors and a majority of the issued and outstanding shares entitled to vote thereon. Under the DGCL, a dissenting stockholder of a corporation may, under certain circumstances and subject to certain conditions, be entitled to appraisal rights in connection with a merger or certain other extraordinary transactions, pursuant to which such stockholder will have the right to receive an amount in cash equal to the fair value of the shares held by such stockholder (as determined by a court) in lieu of the consideration such stockholder would otherwise receive in the merger or other transaction.

Compulsory Acquisition of Shares Held by Minority Holders

An acquiring party is generally able to acquire compulsorily the shares of minority holders of a Bermuda company in the following ways:

•

By a procedure under the Companies Act known as a “scheme of arrangement.” A scheme of arrangement could be effected by obtaining the agreement of the company and of holders of shares, representing in the aggregate a majority in number and at least 75% of the shareholders present and voting at a court ordered meeting held to consider the scheme of arrangement. The scheme of arrangement must then be sanctioned by the Bermuda Supreme Court. If a scheme of arrangement receives all necessary agreements and sanctions, upon the filing of the court order with the Registrar of Companies in Bermuda, all holders of shares could be compelled to sell their shares under the terms of the scheme of arrangement.

•

If the acquiring party is a company it may compulsorily acquire all the shares of the target company, by acquiring pursuant to a tender offer 90% of the shares or of a class of shares not already owned by, or by a nominee for, the acquiring party (the offeror), or any of its subsidiaries. If an offeror has, within four months after the making of an offer for all the shares or class of shares not owned by, or by a nominee for, the offeror, or any of its subsidiaries, obtained the approval of the holders of 90% or more of all the shares to which the offer relates, the offeror may, at any time within two months beginning with the date on which the approval was obtained, require by notice any nontendering shareholder to transfer its shares on the same terms as the original offer. In those circumstances, nontendering shareholders will be compelled to sell their shares unless the Supreme Court of Bermuda (on application made within a one-month period from the date of the offeror’s notice of its intention to acquire such shares) orders otherwise.

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•

Where the acquiring party or parties hold not less than 95% of the shares or of a class of shares of the company, such holder(s) may, pursuant to a notice given to the remaining shareholders or class of shareholders, acquire the shares of such remaining shareholders or class of shareholders. When this notice is given, the acquiring party is entitled and bound to acquire the shares of the remaining shareholders on the terms set out in the notice, unless a remaining shareholder, within one month of receiving such notice, applies to the Supreme Court of Bermuda for an appraisal of the value of their shares. This provision only applies where the acquiring party offers the same terms to all holders of shares whose shares are being acquired.

The DGCL provides that a parent corporation, by resolution of its board of directors and without any stockholder vote, may merge with or into any subsidiary if the parent corporation owns at least 90% of the outstanding shares of each class of the subsidiary’s capital stock. In connection with such a merger, dissenting stockholders of the subsidiary are entitled to appraisal rights under certain circumstances and subject to certain conditions.

Shareholders’ Suits

Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda courts would, however, permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the company’s memorandum of association or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it.

When the affairs of a company are being conducted in a manner that is oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Supreme Court of Bermuda, which may make such order as it sees fit, including an order regulating the conduct of the company’s affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company.

Subject to Section 14 of the Securities Act and Section 29(a) of the Exchange Act, which render void any purported waiver of the provisions of the Securities Act and the Exchange Act, respectively, our bye-laws contain a provision by virtue of which our shareholders waive any claim or right of action that they have, both individually and on our behalf, against any director or officer in relation to any action or failure to take action by such director or officer, provided that pursuant to Section 98 of the Companies Act such waiver would not be effective to the extent the act or failure to act involves fraud or dishonesty. This waiver would not be effective as a waiver of the right to sue for violations of the Securities Act or the Exchange Act, the waiver of which would be prohibited by Section 14 of the Securities Act and Section 29(a) of the Exchange Act, respectively; and we do not intend this waiver be effective as a waiver of the right to sue for violations of the Securities Act or the Exchange Act.

Our bye-laws expressly state that unless we consent in writing, the courts of Bermuda will be the sole and exclusive forum for (a) any action brought by or on behalf of us in relation to matters governed by the Companies Act or our bye-laws, (b) any action asserting a claim of breach of any duty owed by any of our directors or officers to us or any of our shareholders and (c) any action asserting a claim against us or any director or officer arising under the laws of Bermuda or our bye-laws. In addition, our bye-laws expressly state that unless we consent in writing, the sole and exclusive forum for any action asserting claims under the Securities Act or the Exchange Act, to the extent permitted by applicable law, shall be the United States federal district courts.

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In contrast, class actions and derivative actions generally are available to stockholders under Delaware law for, among other things, breach of fiduciary duty. In the event directors are found to have breached such duties, however, they are generally entitled to protection under the exculpation clauses or indemnification provisions described below.

Exculpation and Indemnification of Directors and Officers

Section 98 of the Companies Act provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company or any of its subsidiaries.

Section 98 of the Companies Act further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to section 281 of the Companies Act, and may advance moneys to its directors, officers or auditors for the costs, charges and expenses incurred by the director, officer or auditor in defending any civil or criminal proceedings against them, on the condition that the director, officer or auditor repays the advance if any allegation of fraud or dishonesty is proved against them.

Subject to Section 14 of the Securities Act and Section 29(a) of the Exchange Act, which render void any purported waiver of the provisions of the Securities Act and the Exchange Act, respectively, our bye-laws provide that our shareholders waive all claims or rights of action that they might have, individually or in right of the company, against any of our directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except in respect of any fraud or dishonesty of such director or officer. Section 98A of the Companies Act permits us to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not we may otherwise indemnify such officer or director provided that pursuant to Section 98 of the Companies Act such waiver would not be effective to the extent the act or failure to act involves fraud or dishonesty. We have purchased and maintain a directors’ and officers’ liability policy for such purpose. Such waiver would not be effective as a waiver of the right to sue for violations of the Securities Act or the Exchange Act, the waiver of which would be prohibited by Section 14 of the Securities Act and Section 29(a) of the Exchange Act, respectively; and we do not intend this waiver be effective as a waiver of the right to sue for violations of the Securities Act or the Exchange Act.

Under the DGCL, a corporation may include in its certificate of incorporation a provision that eliminates or limits the liability of directors and certain senior officers to the corporation and its stockholders for monetary damages for certain breaches of fiduciary duty. Such liability, however, cannot be eliminated or limited for: (1) breaches of the duty of loyalty; (2) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (3) solely with respect to directors, payment of unlawful dividends or expenditure of funds for unlawful stock purchases or redemptions; (4) solely with respect to senior officers, actions brought by or in the name of the corporation; or (5) transactions from which such person derived an improper personal benefit.

Under the DGCL, a corporation may indemnify directors and officers of the corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any civil, criminal, administrative or investigative action, suit or proceeding by reason of such position, or from serving at the request of the corporation as a director, officer or other position with another entity, if (1) such director or officer acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation and (2) with respect to any criminal action or proceeding, such director or officer had no reasonable cause to believe his or her conduct was unlawful, except that, in any action

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brought by or in the right of the corporation, such indemnification may be made only for expenses (but not for judgments or amounts paid in settlement) and may not be made at all (even for expenses) if the officer, director or other person is adjudged liable to the corporation (unless otherwise determined by the court). In addition, under Delaware law, to the extent that a director or officer of a corporation has been successful on the merits or otherwise in defense of any proceeding referred to above, he or she must be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by that party.

Access to Books and Records

Under Bermuda law, members of the general public have a right to inspect the public documents of a company available at the office of the Registrar of Companies in Bermuda. These documents include the company’s memorandum of association, including its objects and powers, and certain alterations to the memorandum of association. The shareholders have the additional right to inspect the bye-laws of the company, minutes of general meetings and the company’s audited financial statements, which must be presented to the annual general meeting. The register of members of a company is also open to inspection by shareholders and by members of the general public without charge. The register of members is required to be open for inspection for not less than two hours in any business day (subject to the ability of a company to close the register of shareholders for not more than thirty days in a year). A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Companies Act, establish a branch register outside of Bermuda. A company is required to keep at its registered office a register of directors and officers that is open for inspection for not less than two hours in any business day by members of the public without charge. A company is also required to file with the Registrar of Companies in Bermuda a list of its directors to be maintained on a register, which register will be available for public inspection subject to such conditions as the Registrar of Companies of Bermuda may impose and on payment of such fee as may be prescribed. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

The DGCL permits any stockholder (including beneficial holders of shares), upon written demand, to inspect and obtain copies of a corporation’s stockholder list and its other books and records for any proper purpose reasonably related to such person’s interest as a stockholder.

Shareholders’ Meetings; Business to be Conducted

Under Bermuda law, shareholders may, at their own expense (unless the company otherwise resolves), require the company to: (1) give notice to all shareholders entitled to receive notice of the annual general meeting of any resolution that the shareholders may properly move at the next annual general meeting; or (2) circulate to all shareholders entitled to receive notice of any general meeting a statement (of not more than one thousand words) in respect of any matter referred to in the proposed resolution or any business to be conducted at such general meeting. The number of shareholders necessary for such a requisition is either: (1) any number of shareholders representing not less than 5% of the total voting rights of all shareholders entitled to vote at the meeting to which the requisition relates; or (2) not less than 100 shareholders.

Under our bye-laws, a special general meeting may be called by our chairperson or by any two directors or any director and the secretary or the board of directors. Bermuda law also provides that a special general meeting must be called upon the request of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote at general meetings.

The DGCL provides that an annual meeting of stockholders must be held for the election of directors and any other proper business may be transacted at the annual meeting. Shareholders may submit proposals for business to be conducted at the annual meeting, subject to compliance with any advance notice provisions included in the corporation’s bylaws. A special meeting of stockholders may be called by the board of directors or any other person authorized to call a special meeting pursuant to a provision in the certificate of incorporation or bylaws. Unless so authorized to call a special meeting pursuant to a provision in the certificate of incorporation or bylaws, stockholders do not have the power to call special meetings.

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83.

Amendment of Memorandum of Association and Bye-laws

Under our bye-laws, no alteration or amendment to our memorandum of association may be made until approved by a resolution of our board of directors and by a resolution of our shareholders. Under Bermuda law and our bye-laws, no bye-law can be rescinded, altered or amended, and no new bye-law can be made, unless it has been approved by a resolution of our board of directors and by a resolution of our shareholders. Subject to certain exceptions, approval by our shareholders of an amendment of our memorandum of association or our bye-laws requires the affirmative vote of not less than 75% of the votes entitled to be cast at the relevant general meeting and the quorum necessary for such meeting is two persons at least holding or representing by proxy more than one-third of our issued shares.

Under Bermuda law, the holders of an aggregate of not less than 20% in par value of a company’s issued share capital or any class thereof have the right to apply to the Supreme Court of Bermuda for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment that alters or reduces a company’s share capital as provided in the Companies Act. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda court. An application for an annulment of an amendment of the memorandum of association must be made within 21 days after the date on which the resolution altering the company’s memorandum of association is passed and may be made on behalf of persons entitled to make the application by one or more of their number as such holders may appoint in writing for such purpose. No application may be made by the shareholders voting in favor of the amendment.

Under the DGCL, amendments to a corporation’s certificate of incorporation (which is comparable to the memorandum of association of a Bermuda company) must be adopted by a resolution of the board of directors setting forth the amendment, declaring its advisability and, subject to limited exceptions for amendments not requiring stockholder approval, and the board of directors then must call a special meeting of the stockholders entitled to vote on such amendment or direct that the proposed amendment be considered at the next annual meeting of stockholders, unless the stockholders adopt such amendment by written consent (unless the certificate of incorporation denies stockholders the power to act by consent). The DGCL generally requires that, unless a higher percentage is provided for in the certificate of incorporation, a majority of the outstanding shares of stock entitled to vote on such amendment, voting together as a single class, is required to approve most amendments to the certificate of incorporation. A lower voting standard applies to certain amendments to a corporation’s certificate of incorporation (i.e., an amendment to effect certain reverse stock splits of a class of stock, and amendments to increase or decrease the number of authorized shares of a class of stock). In such circumstances, approval of the amendment requires that the number of votes cast in favor of such amendment exceed the number of votes cast against it, unless otherwise expressly required by the certificate of incorporation.

In addition, unless otherwise provided in the original certificate of incorporation (or an amendment thereto approved by holders of the applicable class of stock or before any shares of such class were issued), a separate class vote of holders of outstanding shares of any class of stock (or any series of a class of stock) also is required (in addition to the vote described above), whether or not such holders are entitled to vote thereon by the certificate of incorporation, if (1) with respect to a separate class vote, the proposed amendment would increase or the number of authorized shares or par value of such class of stock, or (2) with respect to a separate class vote (or series vote) alter the powers, preferences or special rights of such class of stock (or such series of a class of stock) so as to adversely affect them, that was authorized by the affirmative vote of the holders of a majority of such class or classes of stock.

Stockholders have the power to amend, adopt or repeal bylaws of a corporation under the DGCL, if approved by holders of a majority of shares entitled to vote thereon, present in person and voting at a meeting of stockholders at which a quorum is present, unless the certificate of incorporation requires a higher percentage. Stockholders may also act by written consent to amend, adopt or repeal bylaws, unless the certificate of incorporation denies stockholders the power to act by consent. In addition, the directors of a corporation have the power to adopt, amend and repeal the corporation’s bylaws, but only if such right is expressly provided in the certificate of incorporation.

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83.

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is Equiniti Trust Company, LLC. Its address is 48 Wall Street, 23rd Floor, New York, NY 10005, and its telephone number is (718) 921-8183.

Listing

Our ordinary shares are listed on the NYSE under the symbol “VIK.”

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83.

SHARES ELIGIBLE FOR FUTURE SALE

Sales of our ordinary shares or other equity securities in the public market after this offering, or sales of our special shares in private transactions, or the perception that these sales could occur, could cause the market price of our ordinary shares to decline significantly.

We have 303,832,404 ordinary shares and 127,771,124 special shares issued and outstanding prior to and immediately after this offering. Of our issued and outstanding ordinary shares, the    ordinary (or ordinary shares if the underwriters exercise their option to purchase additional ordinary shares in full) sold in our IPO and this offering are freely tradable without restriction or further registration under the Securities Act, unless owned by our affiliates (as defined under Rule 144), including our principal shareholder and our directors and executive officers, who may sell only in compliance with the limitations described below. The remaining    ordinary shares (or    ordinary shares if the underwriters exercise their option to purchase additional ordinary shares in full) and all of our special shares are “restricted securities” within the meaning of Rule 144 and subject to certain restrictions on resale. Subject to certain contractual restrictions, including the lock-up agreements described below, restricted securities may be sold in the public market only if they are registered under the Securities Act or are sold pursuant to an exemption from registration such as Rule 144 and Rule 701.

In addition, as of June 30, 2024, up to 2,949,830 ordinary shares will be issuable after this offering upon the exercise of outstanding options, up to 8,733,400 ordinary shares will be issuable after this offering upon the exercise of warrants and up to 2,606,266 ordinary shares will be issuable after this offering upon the vesting and settlement of RSUs for which the time vesting condition was not satisfied as of June 30, 2024. As of June 30, 2024, we also had 19,007,878 ordinary shares reserved for future issuance under the 2018 Incentive Plan and 4,680,000 ordinary shares reserved for issuance under the 2024 ESPP. Sales of these shares in the public market after the restrictions under the lock-up agreements lapse, or the perception that those sales may occur, could cause the prevailing market price of our ordinary shares to decrease or to be lower than it might be in the absence of those sales or perceptions.

Lock-Up Agreements

In connection with our IPO, all of our directors and executive officers and holders of substantially all of our ordinary shares and our special shares, including the selling shareholders, entered into lock-up agreements with BofA Securities, Inc. and J.P. Morgan Securities LLC as representatives of the underwriters to our IPO. Pursuant to such lock-up agreements, such persons agreed, subject to certain exceptions, not to sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of our ordinary shares or our special shares or securities convertible into or exchangeable or exercisable for our ordinary shares or for our special shares, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our ordinary shares or of our special shares, whether any of these transactions are to be settled by delivery of our ordinary shares or our special shares or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition or to enter into any transaction, swap, hedge or other arrangement, for a period of 180 days ending on October 27, 2024 without, in each case, the prior written consent of BofA Securities, Inc. and J.P. Morgan Securities LLC. In connection with this offering, BofA Securities, Inc. and J.P. Morgan Securities LLC have agreed to waive the lock-up restrictions applicable to the ordinary shares offered by the selling shareholders pursuant to this prospectus. The ordinary shares held by the selling shareholders and not sold in this offering will continue to be locked up under the lock-up agreements entered into in connection with the IPO until the expiration of the original 180-day lock-up period ending on October 27, 2024.

Further, all of our directors and executive officers and holders of 5% or more of our shares, including the selling shareholders, have entered into new lock-up agreements with the representatives of the underwriters in connection with this offering. Pursuant to such lock-up agreements, such persons have agreed, subject to certain exceptions, not to sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of our ordinary

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83.

shares or our special shares or securities convertible into or exchangeable or exercisable for our ordinary shares or for our special shares, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our ordinary shares or of our special shares, whether any of these transactions are to be settled by delivery of our ordinary shares or our special shares or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition or to enter into any transaction, swap, hedge or other arrangement, for a period of 90 days after the date of this prospectus without, in each case, the prior written consent of BofA Securities, Inc. and J.P. Morgan Securities LLC.

Rule 144

In general, under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of our ordinary shares then outstanding or the average weekly trading volume of our ordinary shares on the NYSE during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

Persons other than our affiliates who purchased equity shares under a written compensatory plan or contract may be entitled to sell such shares, subject to the terms of any lock-up agreement, in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 subject only to its manner-of-sale requirements.

Registration Rights

Following the consummation of this offering, the shares covered by the registration rights in the Investor Rights Agreement would represent approximately  % of our issued and outstanding ordinary shares and special shares (or  % if the underwriters exercise their option to purchase additional ordinary shares in full). These shares also may be sold under Rule 144, depending on their holding period and subject to Rule 144 limitations applicable to affiliates and the lock-up restrictions described above and under “Underwriting.” For additional information, see “Certain Relationships and Related Party Transactions—Investor Rights Agreement.”

Registration of Ordinary Shares under our 2018 Incentive Plan and the 2024 ESPP

We have registered the ordinary shares issuable under the 2018 Incentive Plan and the 2024 ESPP on a Form S-8 under the Securities Act. As a result, they can be sold in the public market upon issuance, subject to Rule 144 limitations applicable to affiliates, vesting restrictions and the lock-up restrictions described under “Underwriting.”

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83.

TAX CONSIDERATIONS

The following description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our ordinary shares. You should consult your own tax advisor concerning the tax consequences in your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

Bermuda Tax Considerations

The following is a general summary of Bermudian tax considerations relating to the ownership and disposal of ordinary shares.

We are incorporated under the laws of Bermuda. At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by us or by our shareholders in respect of our shares. However, Bermuda enacted the CIT Act on December 27, 2023. Entities subject to tax under the CIT Act are the Bermuda constituent entities of multi-national groups. A multi-national group is defined under the CIT Act as a group with entities in more than one jurisdiction with consolidated revenues of at least 750 million euros in any two of the four previous fiscal years. If the Bermuda constituent entities of a multinational group are subject to tax under the CIT Act, such tax is charged at a rate of 15% of net taxable income of such constituent entities as determined in accordance with and subject to the adjustments set out in the CIT Act (including in respect of foreign tax credits applicable to the Bermuda constituent entities). In general, income arising from international shipping is exempted from the scope of such tax to the extent certain requirements relating to strategic or commercial management in Bermuda are satisfied. No tax is chargeable under the CIT Act until tax years starting on or after January 1, 2025.

U.S. Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ordinary shares by a U.S. holder (as defined below) that acquires our ordinary shares in this offering and holds our ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (for example, banks and other financial institutions, insurance companies, pension plans, cooperatives, broker-dealers, expatriates, traders in securities that have elected the mark-to-market method of accounting for their securities, certain former U.S. citizens or long-term residents, regulated investment companies, real estate investment trusts and tax-exempt organizations (including private foundations)), investors who are not U.S. holders, investors who own (directly, indirectly or constructively) 10% or more of our voting or non-voting shares, investors that will hold their ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes, investors who are subject to special tax accounting rules, persons who acquire their ordinary shares pursuant to any employee share option or otherwise as compensation, or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not discuss any non-U.S. tax, minimum tax, state or local tax, or non-income tax (such as the U.S. federal gift or estate tax) considerations, or the Medicare tax on net investment income. Each U.S. holder is urged to consult its tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of an investment in our ordinary shares.

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83.

General

For purposes of this discussion, a “U.S. holder” is a beneficial owner of our ordinary shares that is, for U.S. federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (4) a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a U.S. person under the Code and the applicable U.S. Treasury regulations thereunder.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes is a beneficial owner of our ordinary shares, the tax treatment of the partnership and a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ordinary shares and partners in such partnerships are urged to consult their tax advisors as to the particular U.S. federal income tax considerations of an investment in our ordinary shares.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be a “passive foreign investment company,” or “PFIC,” for U.S. federal income tax purposes, if, in any particular taxable year, either (1) 75% or more of its gross income for such year consists of certain types of “passive” income or (2) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Based upon our current and expected income and assets and projections as to the market price of our ordinary shares immediately following this offering, we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, while we do not expect to be or become a PFIC in the current or future taxable years, no assurance can be given in this regard because the determination as to whether we are a PFIC for any taxable year is a facts-intensive determination that depends, in part, upon the composition and classification of our income and assets, which cannot be made until after the end of a taxable year.

If we are a PFIC for any year during which a U.S. holder holds our ordinary shares, certain adverse tax consequences could apply to such U.S. holder. Certain elections may be available (including a mark-to-market election) to U.S. holders that may mitigate some of those adverse consequences. You should consult your tax advisors regarding the U.S. federal income tax consequences of owning and disposing our ordinary shares if we are or become a PFIC.

The discussion below under “Dividends” and “Sale or Other Disposition of Ordinary Shares” is written on the basis that we will not be or become a PFIC for U.S. federal income tax purposes.

Dividends

Any cash distributions paid on our ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. holder as dividend income on the day actually or constructively received by the U.S. holder. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, we will generally report the full amount of any distribution paid as a dividend for U.S. federal income tax purposes. Dividends received on the ordinary shares will not be eligible for the dividends received deduction generally allowed to corporations.

Individuals and certain other non-corporate U.S. holders will generally be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) we are a qualified foreign corporation, which will be the case if our ordinary shares are readily tradable

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83.

on an established securities market in the United States, (2) we are neither a PFIC nor treated as such with respect to a U.S. holder (as discussed above) for the taxable year in which the dividend was paid and the preceding taxable year and (3) certain holding period requirements are met. We are listing the ordinary shares on the NYSE and believe that the ordinary shares will be readily tradable on an established securities market in the United States and that we will be a qualified foreign corporation with respect to dividends paid on the ordinary shares. There can be no assurance that our ordinary shares will be considered or will continue to be considered readily tradable on an established securities market. Each non-corporate U.S. holder is advised to consult its tax advisors regarding the availability of the reduced tax rate applicable to qualified dividend income for any dividends we pay with respect to our ordinary shares.

Sale or Other Disposition of Ordinary Shares

A U.S. holder will generally recognize capital gain or loss upon the sale or other disposition of ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. holder’s adjusted tax basis in such ordinary shares. Any capital gain or loss will be long-term if the ordinary shares have been held for more than one year and generally will be U.S. source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of individuals and certain other non-corporate U.S. holders are generally eligible for a reduced rate of taxation. The deductibility of a capital loss may be subject to limitations.

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement, dated the date of this prospectus, the underwriters named below, for whom BofA Securities, Inc. and J.P. Morgan Securities LLC are acting as representatives, have severally agreed to purchase, and the selling shareholders have agreed to sell to them, severally, the number of ordinary shares indicated below:

Name	Number of Ordinary Shares
BofA Securities, Inc.
J.P. Morgan Securities LLC

Total

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the ordinary shares subject to their acceptance of the shares from the selling shareholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ordinary shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the ordinary shares offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares described below.

The underwriters initially propose to offer part of the ordinary shares directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $     per share under the public offering price. After the initial offering of the ordinary shares, the offering price and other selling terms may from time to time be varied by the representatives.

The selling shareholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to     additional ordinary shares at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ordinary shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of ordinary shares listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to the selling shareholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional    ordinary shares from the selling shareholders.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by the selling shareholders	$	$	$
Proceeds, before expenses, to the selling shareholders	$	$	$

The estimated offering expenses payable by us in connection with this offering, exclusive of the underwriting discounts and commissions, are approximately $    million. We have agreed to reimburse the underwriters for certain of their expenses incurred in connection with this offering up to $  .

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of ordinary shares offered by them.

Our ordinary shares are listed on the NYSE under the trading symbol “VIK.”

In connection with this offering, all of our directors and executive officers and holders of 5% or more of our shares, including the selling shareholders, have entered into lock-up agreements with the representatives of the underwriters. Pursuant to such lock-up agreements, such persons have agreed, subject to certain exceptions, not to sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of our ordinary shares or our special shares or securities convertible into or exchangeable or exercisable for our ordinary shares or for our special shares, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our ordinary shares or of our special shares, whether any of these transactions are to be settled by delivery of our ordinary shares or our special shares or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition or to enter into any transaction, swap, hedge or other arrangement, for a period of 90 days after the date of this prospectus without, in each case, the prior written consent of BofA Securities, Inc. and J.P. Morgan Securities LLC.

In connection with our IPO, all of our directors and executive officers and holders of substantially all of our ordinary shares and our special shares, including the selling shareholders, entered into lock-up agreements with BofA Securities, Inc. and J.P. Morgan Securities LLC as representatives of the underwriters to our IPO. Pursuant to such lock-up agreements, such persons agreed, subject to certain exceptions, not to sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of our ordinary shares or our special shares or securities convertible into or exchangeable or exercisable for our ordinary shares or for our special shares, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our ordinary shares or of our special shares, whether any of these transactions are to be settled by delivery of our ordinary shares or our special shares or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition or to enter into any transaction, swap, hedge or other arrangement, for a period of 180 days ending on October 27, 2024 without, in each case, the prior written consent of BofA Securities, Inc. and J.P. Morgan Securities LLC.

In connection with this offering, BofA Securities, Inc. and J.P. Morgan Securities LLC have agreed to waive the lock-up restrictions applicable to the ordinary shares offered by the selling shareholders pursuant to this prospectus. The ordinary shares held by the selling shareholders and not sold in this offering will continue to be locked up under the lock-up agreements entered into in connection with the IPO until the expiration of the original 180-day lock-up period ending on October 27, 2024.

In order to facilitate the offering of the ordinary shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ordinary shares. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the option. The underwriters can close out a covered short sale by exercising the option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option. The underwriters may also sell shares in excess of the option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ordinary shares in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, ordinary shares in the open market to stabilize the price of the ordinary shares. These activities may raise or maintain the market price of the ordinary shares above independent market levels or prevent or retard a decline in the market price of the ordinary shares. The underwriters are not required to engage in these activities and may end any of these activities at any time.

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83.

We, the selling shareholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of ordinary shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments. In addition, in connection with our secured revolving credit facility, affiliates of certain of the underwriters are expected to act as arrangers and bookrunners.

Selling Restrictions

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission in relation to this offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the ordinary shares may only be made to persons, or to the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the ordinary shares without disclosure to investors under Chapter 6D of the Corporations Act.

The ordinary shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take into account the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider

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whether the information in this prospectus is appropriate for their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Canada

The ordinary shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ordinary shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation; provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (the “DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The ordinary shares may be illiquid or subject to restrictions on their resale. Prospective purchasers of the ordinary shares offered should conduct their own due diligence on the ordinary shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant State”), no ordinary shares have been offered or will be offered pursuant to this offering to the public in that Relevant State prior to the publication of a prospectus in relation to the ordinary shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of ordinary shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation;

provided that no such offer of ordinary shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus

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Regulation and each person who initially acquires any ordinary shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and us that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any ordinary shares being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the ordinary shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any ordinary shares to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer to the public” in relation to the ordinary shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe for any ordinary shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129, as amended.

Hong Kong

The ordinary shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the ordinary shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ordinary shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the “FIEL”) has been made or will be made with respect to the solicitation of the application for the acquisition of the ordinary shares.

Accordingly, the ordinary shares have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the account or benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

For Qualified Institutional Investors (“QIIs”)

Please note that the solicitation for newly issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the ordinary shares constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the ordinary shares. The ordinary shares may only be transferred to QIIs.

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For Non-QII Investors

Please note that the solicitation for newly issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the ordinary shares constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the ordinary shares. The ordinary shares may only be transferred en bloc without subdivision to a single investor.

Korea

The ordinary shares offered by this prospectus have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder (the “FSCMA”), and the ordinary shares have been and will be offered in Korea as a private placement under the FSCMA. None of the ordinary shares may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder (the “FETL”). Furthermore, the purchaser of the ordinary shares will comply with all applicable regulatory requirements (including, but not limited to, requirements under the FETL) in connection with the purchase of the ordinary shares. By the purchase of the ordinary shares, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the ordinary shares pursuant to the applicable laws and regulations of Korea.

Singapore

This prospectus has not been and will not be registered as a prospectus under the Securities and Futures Act 2001 (the “SFA”) by the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ordinary shares may not be circulated or distributed, nor may the ordinary shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined in Section 4A of the SFA) under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, and, where applicable, Regulation 3 of the Securities and Futures (Classes of Investors) Regulations 2018, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the ordinary shares are subscribed or acquired pursuant to an offer made in reliance on Section 275 of the SFA by a relevant person which is (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) the sole purpose of which is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities or securities-based derivatives contracts (each as defined in the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has subscribed for or acquired the ordinary shares pursuant to an offer made under Section 275 of the SFA except: (i) to an institutional investor or to a relevant person or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA; (ii) where no consideration is or will be given for the transfer; (iii) where the transfer is by operation of law; (iv) as specified in Section 276(7) of the SFA; or (v) as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Solely for the purposes of our obligations pursuant to Section 309B of the SFA, we have determined, and hereby notify all relevant persons (as defined in the CMP Regulations 2018), that the shares are “prescribed

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capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Switzerland

This prospectus is not intended to constitute an offer or solicitation to purchase or invest in the ordinary shares. The ordinary shares may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (the “FinSA”), and no application has or will be made to admit the ordinary shares to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the ordinary shares constitutes a prospectus pursuant to the FinSA, and neither this prospectus nor any other offering or marketing material relating to the ordinary shares may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, us or the ordinary shares has been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of the ordinary shares will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of the ordinary shares has not been, and will not be, authorized under the Swiss Federal Act on Collective Investment Schemes (the “CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the ordinary shares.

United Kingdom

In relation to the United Kingdom, no ordinary shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the ordinary shares that either (1) has been approved by the Financial Conduct Authority or (2) is to be treated as if it has been approved by the Financial Conduct Authority in accordance with the transitional provision in Regulation 74 of the Prospectus (Amendment etc.) (EU Exit) Regulations 2019, except that the ordinary shares may be offered to the public in the United Kingdom at any time under the following exemptions under the U.K. Prospectus Regulation:

•	to any legal entity which is a qualified investor as defined under Article 2 of the U.K. Prospectus Regulation;

•

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the U.K. Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances falling within Section 86 of the Financial Services and Markets Act 2000 (“FSMA”);

provided that no such offer of the ordinary shares shall require the us or any underwriter to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the U.K. Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the ordinary shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe for any ordinary shares and the expression “U.K. Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the U.K. Prospectus Regulation) (i) who have professional experience in matters relating to investments falling

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within Article 19(5) of the FSMA (Financial Promotion) Order 2005, as amended, or the “Order,” or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (e) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the ordinary shares in the United Kingdom within the meaning of the FSMA. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons. Any person in the United Kingdom who is not a relevant person must not act on or rely upon this document or any of its contents.

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EXPENSES OF THIS OFFERING

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by us in connection with the sale of our ordinary shares being registered. All amounts are estimates except for the SEC registration fee and the FINRA filing fee.

Item	Amount to Be Paid (in $)
SEC registration fee	*
FINRA filing fee	*
Printing and engraving expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Transfer agent and registrar fees	*
Miscellaneous	*

Total	*

*	To be filed by amendment.

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LEGAL MATTERS

The validity of the issuance of our ordinary shares offered in this prospectus and certain other matters of Bermuda law will be passed upon for us by Conyers Dill & Pearman Limited, our special Bermuda counsel.

Certain matters of U.S. federal law will be passed upon for us by Milbank LLP and for the underwriters by Latham & Watkins LLP. Ropes & Gray LLP has acted as counsel for the selling shareholders in connection with certain legal matters related to this offering.

EXPERTS

The consolidated financial statements of Viking Holdings Ltd at December 31, 2023 and 2022, and for each of the three years in the period ended December 31, 2023, appearing in this prospectus and registration statement have been audited by Ernst & Young AS, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Ernst & Young AS is located at Stortorvet 7, P.O Box 1156, Sentrum, Oslo, Norway.

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SERVICE OF PROCESS AND ENFORCEMENT OF CIVIL LIABILITIES

We are a Bermuda exempted company. As a result, the rights of holders of our ordinary shares will be governed by Bermuda law and our memorandum of association and bye-laws. The rights of shareholders under Bermuda law may differ from the rights of shareholders of companies incorporated in other jurisdictions. Some of our directors and certain of the named experts referred to in this prospectus are not residents of the United States, and a substantial portion of our assets are located outside the United States. As a result, it may be difficult for investors to effect service of process on those persons in the United States or to enforce in the United States judgments obtained in U.S. courts against us or those persons based on the civil liability provisions of the U.S. securities laws.

It is doubtful whether courts in Bermuda will enforce judgments obtained in other jurisdictions, including the United States, against us or our directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda against us or our directors or officers under the securities laws of other jurisdictions.

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WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement (which may include amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholder are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We will send the transfer agent a copy of all notices of shareholders’ meetings and other reports, communications and information that are made generally available to shareholders. The transfer agent has agreed to mail to all shareholders a notice containing the information (or a summary of the information) contained in any notice of a meeting of our shareholders received by the transfer agent and will make available to all shareholders such notices and all such other reports and communications received by the transfer agent.

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INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Viking Holdings Ltd

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Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Viking Holdings Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Viking Holdings Ltd (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of operations, other comprehensive income (loss), change in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and financial statement Schedule I (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Description of the Matter	Private placement derivative – fair value measurement

As of December 31, 2023, the fair value of the Company’s private placement derivative was a liability of $2,640.8 million. As described in Note 2.2, Note 20, and Note 26 to the consolidated financial statements, the Company has issued preference shares which are accounted for as financial liabilities as certain conversion features are

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not within the Company’s control and can be cash settled. The equity conversion features have been bifurcated as a derivative and are carried at fair value. The valuation of the private placement derivative is based on a lattice valuation model methodology, which takes into consideration enterprise value based on a discounted cash flow model, fair value of debt holdings and market factors.

Auditing the fair value measurement of the private placement derivative was complex due to the judgment applied by management in selecting appropriate valuation methods and certain significant assumptions required to estimate the fair value of the private placement derivative, including but not limited to occupancy rates from existing and expected vessel and ship deliveries, terminal growth rates, and discount rates used in the discounted cash flow model, as well as ordinary share volatility.

How We Addressed the Matter in Our Audit	We obtained an understanding of the valuation methods and significant assumptions used by management to estimate the fair value of the private placement derivative.

Our audit procedures included, among others, testing management’s significant assumptions used in the discounted cash flow model. To evaluate the reasonableness of occupancy rates from existing and expected vessel and ship deliveries we performed look-back analyses of prior period significant assumptions to actuals and assessed whether the occupancy rates were reasonable relative to the current and past performance of the Company. We have considered external market and industry data that could be contrary to the cash flow assumptions used by management, and further assessed whether the significant assumptions were consistent with evidence obtained in other areas of the audit.

We involved our valuation specialists to assist in our evaluation of the methodology used by the Company and to test the appropriateness of terminal growth rates, discount rates and ordinary share volatility by comparing these inputs to observable industry and market data. We developed an estimate of the fair value of the private placement derivative and compared our estimate to management’s estimate.

We also assessed the adequacy of the related disclosures in the consolidated financial statements.

/s/ Ernst & Young AS

We have served as the Company’s auditor since 2010.

Oslo, Norway

March 8, 2024, except for the effects of the share split as disclosed in Note 2, “Basis of preparation and accounting policies - Basis of preparation”, as to which the date is April 22, 2024.

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VIKING HOLDINGS LTD

CONSOLIDATED STATEMENTS OF OPERATIONS

(in USD and thousands, except per share data)

		Year Ended December 31,
	Notes	2021	2022	2023
Revenue
Cruise and land		$543,007	$2,955,872	$4,383,524
Onboard and other		82,094	220,107	326,969

Total revenue	4	625,101	3,175,979	4,710,493
Cruise operating expenses
Commissions and transportation costs		(157,022)	(769,556)	(1,053,874)
Direct costs of cruise, land and onboard		(96,947)	(408,652)	(586,234)
Vessel operating	17	(458,312)	(974,159)	(1,211,676)

Total cruise operating expenses		(712,281)	(2,152,367)	(2,851,784)
Other operating expenses
Selling and administration	2	(459,062)	(682,810)	(789,040)
Depreciation, amortization and impairment	9, 10	(204,407)	(276,513)	(251,311)
Gain on sale of Viking Sun	27	75,588	—	—

Total other operating expenses		(587,881)	(959,323)	(1,040,351)

Operating (loss) income		(675,061)	64,289	818,358
Non-operating income (expense)
Interest income		1,929	14,044	48,027
Interest expense	18	(384,493)	(456,637)	(538,974)
Currency gain (loss)		5,396	(35,035)	(20,815)
Private Placement derivatives (loss) gain	20	(696,102)	808,523	(2,007,089)
Loss on Private Placement refinancing	19	(367,233)	—	—
Other financial income (loss)		8,352	12,236	(151,469)

(Loss) income before income taxes		(2,107,212)	407,420	(1,851,962)
Income tax expense	13	(5,030)	(8,902)	(6,639)

Net (loss) income		$(2,112,242)	$398,518	$(1,858,601)

Net (loss) income attributable to Viking Holdings Ltd		$(2,111,994)	$398,563	$(1,859,077)
Net (loss) income attributable to non-controlling interests		$(248)	$(45)	$476

Weighted-average ordinary shares and special shares outstanding (in thousands)

Basic	22	225,731	221,936	221,936

Diluted	22	225,731	406,203	221,936

Net (loss) income per share attributable to ordinary shares and special shares

Basic	22	$(5.16)	$1.07	$(4.44)

Diluted	22	$(5.16)	$(0.77)	$(4.44)

The accompanying notes are an integral part of these consolidated financial statements.

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VIKING HOLDINGS LTD

CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME (LOSS)

(in USD and thousands)

		Year Ended December 31,
	Notes	2021	2022	2023
Net (loss) income		$(2,112,242)	$398,518	$(1,858,601)

Other comprehensive income (loss)
Other comprehensive income (loss) to be reclassified to net income (loss) in subsequent periods:
Exchange differences on translation of foreign operations		(13,009)	12,965	7,925
Net change in cash flow hedges	25	—	7,589	1,726

Net other comprehensive (loss) income to be reclassified to net income (loss) in subsequent periods		(13,009)	20,554	9,651
Other comprehensive income (loss) not to be reclassified to net income (loss) in subsequent periods:
Remeasurement gains (losses) on defined benefit plans	16	5,373	1	(3,162)
Income tax effect	13	(701)	—	412

Net other comprehensive income (loss) not to be reclassified to net income (loss) in subsequent periods		4,672	1	(2,750)

Other comprehensive (loss) income, net of tax		(8,337)	20,555	6,901

Total comprehensive (loss) income		$(2,120,579)	$419,073	$(1,851,700)

Total comprehensive (loss) income attributable to Viking Holdings Ltd		$(2,120,331)	$419,122	$(1,852,162)
Total comprehensive (loss) income attributable to non-controlling interests		$(248)	$(49)	$462

The accompanying notes are an integral part of these consolidated financial statements.

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83

VIKING HOLDINGS LTD

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in USD and thousands)

	Notes	December 31, 2022	December 31, 2023
Assets
Non-current assets
Property, plant and equipment and intangible assets	9	$5,255,237	$5,684,315
Right-of-use assets	10	277,022	268,834
Investments in associated companies	27	6,497	10,473
Deferred tax assets	13	16,232	42,853
Other non-current assets	11	137,859	136,855

Total non-current assets		5,692,847	6,143,330
Current assets
Cash and cash equivalents	5	1,253,140	1,513,713
Accounts and other receivables	6	567,259	344,754
Inventories	7	45,378	54,602
Prepaid expenses and other current assets	8	288,308	427,202
Current receivables due from related parties	27	10,523	12,316

Total current assets		2,164,608	2,352,587

Total assets		$7,857,455	$8,495,917

Shareholders’ equity and liabilities
Shareholders’ equity
Share capital	19	$2,253	$2,253
Share premium	19	(44,565)	(44,565)
Other paid-in equity	13, 21	133,620	178,492
Other components of equity	16, 25	6,520	13,435
Retained losses		(3,594,507)	(5,503,218)

Equity attributable to shareholders of Viking Holdings Ltd		(3,496,679)	(5,353,603)
Non-controlling interests		3,262	3,724

Total shareholders’ equity		(3,493,417)	(5,349,879)
Non-current liabilities
Long-term portion of bank loans and financial liabilities	14	1,711,331	1,757,372
Secured Notes	14	1,670,392	1,015,657
Unsecured Notes	14	1,555,857	2,270,246
Private Placement liability	20	1,384,780	1,394,552
Private Placement derivative	20	633,670	2,640,759
Long-term portion of lease liabilities	10	239,419	227,956
Deferred tax liabilities	13	5,263	4,082
Other non-current liabilities	15	49,680	171,281

Total non-current liabilities		7,250,392	9,481,905
Current liabilities
Accounts payables		194,893	244,581
Short-term portion of bank loans and financial liabilities	14	251,561	253,020
Short-term portion of lease liabilities	10	22,991	24,670
Deferred revenue	4	3,319,178	3,486,579
Accrued expenses and other current liabilities	12	311,230	355,041
Current payables due to related parties		627	—

Total current liabilities		4,100,480	4,363,891

Total shareholders’ equity and liabilities		$7,857,455	$8,495,917

The accompanying notes are an integral part of these consolidated financial statements.

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83

VIKING HOLDINGS LTD

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(in USD and thousands)

		Attributable to the equity holders of the parent
	Notes	Share capital	Share premium	Treasury shares	Other paid-in equity	Translation adjustment	Pension measurement adjustment	Cash flow hedge	Retained losses	Non-controlling interests	Total shareholders’ equity
Balance at January 1, 2021		$2,667	$(25,677)	$(151,241)	$83,343	$(3,696)	$(2,006)	$—	$(1,424,793)	$1,367	$(1,520,036)
Net loss		—	—	—	—	—	—	—	(2,111,994)	(248)	$(2,112,242)
Other comprehensive loss	16	—	—	—	—	(13,009)	4,672	—	—	—	(8,337)

Total comprehensive loss		—	—	—	—	(13,009)	4,672	—	(2,111,994)	(248)	(2,120,579)
Issuance of warrants for Ordinary Shares	19	—	—	—	—	—	—	—	(26,660)	—	(26,660)
Increase to non-controlling interests		—	—	—	—	—	—	—	—	1,280	1,280
Repurchase for cancellation of Ordinary and Non-Voting Ordinary Shares	19	(260)	—	—	—	—	—	—	(199,740)	—	(200,000)
Retirement of Treasury Shares	19	(154)	(18,888)	151,241	—	—	—	—	(132,199)	—	—
Dividend distribution	19	—	—	—	—	—	—	—	(51,222)	—	(51,222)
Stock based compensation	21	—	—	—	23,896	—	—	—	—	—	23,896
Income tax impact due to stock based compensation	13	—	—	—	8,661	—	—	—	—	—	8,661

Balance at December 31, 2021		$2,253	$(44,565)	$—	$115,900	$(16,705)	$2,666	$—	$(3,946,608)	$2,399	$(3,884,660)

Balance at January 1, 2022		$2,253	$(44,565)	$—	$115,900	$(16,705)	$2,666	$—	$(3,946,608)	$2,399	$(3,884,660)
Net income		—	—	—	—	—	—	—	398,563	(45)	398,518
Other comprehensive income	16, 25	—	—	—	—	12,969	1	7,589	—	(4)	20,555

Total comprehensive income		—	—	—	—	12,969	1	7,589	398,563	(49)	419,073
Increase to non-controlling interests		—	—	—	—	—	—	—	—	912	912
Dividend distribution	19	—	—	—	—	—	—	—	(46,462)	—	(46,462)
Stock based compensation	21	—	—	—	25,263	—	—	—	—	—	25,263
Income tax impact due to stock based compensation	13	—	—	—	(7,543)	—	—	—	—	—	(7,543)

Balance at December 31, 2022		$2,253	$(44,565)	$—	$133,620	$(3,736)	$2,667	$7,589	$(3,594,507)	$3,262	$(3,493,417)

Balance at January 1, 2023		$2,253	$(44,565)	$—	$133,620	$(3,736)	$2,667	$7,589	$(3,594,507)	$3,262	$(3,493,417)
Net loss		—	—	—	—	—	—	—	(1,859,077)	476	(1,858,601)
Other comprehensive income	16, 25	—	—	—	—	7,939	(2,750)	1,726	—	(14)	6,901

Total comprehensive loss		—	—	—	—	7,939	(2,750)	1,726	(1,859,077)	462	(1,851,700)
Dividend distribution	19	—	—	—	—	—	—	—	(49,634)	—	(49,634)
Stock based compensation	21	—	—	—	17,909	—	—	—	—	—	17,909
Income tax impact due to stock based compensation	13	—	—	—	26,963	—	—	—	—	—	26,963

Balance at December 31, 2023		$2,253	$(44,565)	$—	$178,492	$4,203	$(83)	$9,315	$(5,503,218)	$3,724	$(5,349,879)

The accompanying notes are an integral part of these consolidated financial statements.

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83

VIKING HOLDINGS LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in USD and thousands)

		Year Ended December 31,
	Notes	2021	2022	2023
Cash flows from operating activities
Net (loss) income		$(2,112,242)	$398,518	$(1,858,601)
Adjustments to reconcile net (loss) income to net cash flows
Depreciation, amortization and impairment	9, 10	204,407	276,513	251,311
Amortization of debt transaction costs	18	21,466	34,639	38,393
Loss on early extinguishment of debt		—	—	48,114
Gain on modification of loans and financial liabilities, net	18	(13,434)	—	—
Non-cash loss on Private Placement refinancing	19	366,537	—	—
Private Placement derivatives loss (gain)	20	696,102	(808,523)	2,007,089
Foreign currency (gain) loss on loans		(1,317)	19,264	11,278
Gain on sale of Viking Sun	27	(75,588)	—	—
Non-cash financial (gain) loss		(14,179)	(10,709)	161,184
Stock based compensation expense	21	23,896	25,263	17,909
Interest income		(1,929)	(14,044)	(48,027)
Interest expense	18	376,461	421,998	452,467
Dividend income		—	(763)	(3,477)
Changes in working capital:
Increase (decrease) in deferred revenue	4	1,457,200	(167,779)	167,401
Changes in other liabilities and assets		(254,110)	250,351	128,705
Increase in inventories	7	(7,018)	(12,682)	(9,224)
Changes in deferred tax assets and liabilities	13	(566)	(2,077)	(427)
Changes in other non-current assets and other non-current liabilities	11, 15	57,876	(27,541)	15,308
Changes in related party receivables and payables	27	(8,176)	(401)	(2,420)
Income taxes paid		(13,843)	(9,362)	(5,652)

Net cash flow from operating activities		701,543	372,665	1,371,331

Cash flows from investing activities
Investments in property, plant and equipment and intangible assets	9	(959,393)	(954,898)	(673,932)
Capital contribution to associated company	27	(18,000)	—	(7,000)
Proceeds from sale of Viking Sun	27	400,000	—	—
Purchase of investment		(100,000)	—	—
Proceeds from settlement of investment		—	100,000	—
Prepayment for vessel charter		—	(1,481)	(2,403)
Dividends received		—	763	3,477
Interest received		1,859	14,114	45,631

Net cash flow used in investing activities		(675,534)	(841,502)	(634,227)

Cash flows from financing activities
Repayment of borrowings	14	(388,506)	(227,692)	(963,758)
Proceeds from borrowings	14	1,297,064	670,307	1,069,088
Transaction costs incurred for borrowings	14	(34,490)	(43,504)	(51,252)
Penalties paid for early extinguishment of debt	14	—	—	(32,987)
Proceeds from issuance of Series C Preference Shares	19	699,000	—	—
Dividend distribution	19	(51,222)	(46,462)	(49,634)
Repurchase of Ordinary and Non-Voting Ordinary Shares	19	(200,000)	—	—
Contributed capital		1,280	912	—
Principal payments for lease liabilities	10	(10,758)	(18,328)	(20,586)
Interest payments for lease liabilities	10	(5,330)	(13,189)	(22,763)
Interest paid		(343,593)	(402,977)	(407,759)

Net cash flow from (used in) financing activities		963,445	(80,933)	(479,651)

Change in cash and cash equivalents		989,454	(549,770)	257,453
Effect of exchange rate changes on cash and cash equivalents		(2,548)	(9,863)	3,120

Net increase (decrease) in cash and cash equivalents		$986,906	$(559,633)	$260,573

Cash and cash equivalents
Cash and cash equivalents at January 1	5	$825,867	$1,812,773	$1,253,140
Cash and cash equivalents at December 31	5	1,812,773	1,253,140	1,513,713

Net increase (decrease) in cash and cash equivalents		$986,906	$(559,633)	$260,573

The accompanying notes are an integral part of these consolidated financial statements.

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83

VIKING HOLDINGS LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023

1.	CORPORATE INFORMATION

Viking Holdings Ltd (“VHL” or the “Company”) is a Bermuda company, incorporated on July 21, 2010, whose registered address is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The Company is registered in Bermuda as an exempted company and, pursuant to Section 14(3) of the Companies Act 1981, has perpetual succession. The Company’s majority shareholder is Viking Capital Limited (“VCAP”), which is registered in the Cayman Islands as an exempted company.

The principal business activity of the Company and its subsidiaries (the “Group”) is to engage in passenger shipping and other forms of passenger transport and as a tour entrepreneur for passengers and related activities in tourism.

2.	BASIS OF PREPARATION AND ACCOUNTING POLICIES

Basis of preparation

The consolidated financial statements of the Group (the “consolidated financial statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements have been prepared on a historical cost basis, except for forward foreign currency contracts, financial assets and liabilities at fair value through profit or loss, the warrant liability and the Private Placement derivatives, which are carried at fair value and are re-measured through the consolidated statements of operations and the consolidated statements of other comprehensive income (loss).

The preparation of the consolidated financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Group’s accounting policies. See Note 2.2 for further discussion.

Except as otherwise noted, all amounts in the consolidated financial statements are presented in United States (“U.S.”) Dollars (“USD” or “$”) and all values are rounded to the nearest thousand ($000). The consolidated statements of cash flows are prepared using the indirect method. The consolidated financial statements are based on the assumption of going concern.

On April 11, 2024, a 26-for-1 share split of the Company’s authorized and issued Ordinary Shares, Special Shares, Preference Shares, Non-Voting Ordinary Shares and Series C Preference Shares was effected by way of an increase in capital and bonus issue of 25 shares on each one outstanding share (the “26-for-1 share split”). Contractual agreements which settle in shares, including warrants and share-based payment arrangements, include anti-dilution provisions which provide for the automatic adjustment in the event of share splits. The Company has given retrospective effect to the 26-for-1 share split on all share and per-share amounts, including for such contractual arrangements that settle in shares, for all periods presented, including in Notes 19, 21 and 22.

The consolidated financial statements were approved by the Company’s Board of Directors on March 8, 2024, except for the 26-for-1 share split described above, as to which the date is April 22, 2024.

Basis of consolidation

The consolidated financial statements comprise the financial statements of VHL and its subsidiaries as of December 31. The financial statements of the subsidiaries are prepared for the same reporting periods as VHL, using consistent accounting policies.

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PURSUANT TO 17 CFR 200.83

Subsidiaries are consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until such control ceases. All intra-group balances, transactions and gains and losses resulting from intra-group transactions are eliminated on consolidation. A list of the Company’s subsidiaries is set out in Note 3.

Non-controlling interests represent the portion of profit or loss and net assets attributable to owners outside the Group related to subsidiaries the Group controls but does not 100% own.

2.1	Changes in accounting policies and disclosures

New and amended standards and interpretations

The Group intends to adopt relevant new and amended accounting standards and interpretations when they become effective. Other than as described below, new or amended standards and interpretations adopted since January 1, 2023 had no or an immaterial impact on the consolidated financial statements. The Group has not early adopted any standards, interpretations or amendments that have been issued but are not yet effective.

The Group has adopted International Tax Reform – Pillar Two Model Rules – Amendments to IAS 12, which was released in May 2023. The amendments provide a temporary mandatory exception from deferred tax accounting for the top-up tax, which was effective immediately, and require new disclosures about the Pillar Two, exposure beginning as of December 31, 2023. The mandatory exception applies retrospectively. However, because the Group had not previously recognized any related deferred taxes, the retrospective application has no impact on the Group’s consolidated financial statements. The Group adopted the updated disclosure requirements as of December 31, 2023. See Note 13.

The Group has adopted the amendment to IAS 1, which was released in February 2021. The amendment provides guidance and examples to help entities apply materiality judgments to accounting policy disclosures. The amendment aims to help entities provide accounting policy disclosures that are more useful by replacing the requirement for entities to disclose their significant accounting policies with a requirement to disclose their material accounting policies and adding guidance on how entities apply the concept of materiality in making decisions about accounting policy disclosures. The amendment has had an impact on the Group’s disclosures of accounting policies, but not on the measurement, recognition or presentation of any items in the Group’s consolidated financial statements.

2.2	Critical accounting judgments, estimates and assumptions

The preparation of financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Management bases its estimates and judgments on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The key sources of estimation of uncertainty at the statement of financial position date, which have a significant risk for causing material adjustments to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

Private Placement derivatives

In 2016 and 2017, the Company issued Series A Preference Shares (the “Series A Private Placement”) and Series B Preference Shares (the “Series B Private Placement”), respectively. In February 2021, the Company issued Series C Preference Shares (“the Series C Private Placement”). As of December 31, 2022 and 2023, the Private Placement liability and the Private Placement derivative related entirely to the Series C Preference Shares. In all periods presented, the Series A Preference Shares, Series B Preference Shares and Series C Preference Shares are accounted for as financial liabilities as certain conversion features are not within the

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83

Company’s control and can be cash settled. The equity conversion features have been bifurcated from the liabilities as derivatives and are carried at fair value, with changes in value recognized in Private Placement derivatives (loss) gain in the consolidated statements of operations. The valuation of the Private Placement derivatives is based on a lattice model methodology, which takes into consideration enterprise value based on a discounted cash flow model, fair value of debt holdings and various market factors. The valuation is subject to uncertainty because it is measured based on significant unobservable inputs. The value is sensitive to changes in the price of the Company’s ordinary shares, which is based on the discounted cash flow model, and volatility. See Note 20.

Fleet accounting—useful lives, depreciation and residual value

The Group’s fleet includes vessels and ships, the Group’s most significant assets, which the Group records at cost, less accumulated depreciation and impairment. To compute depreciation expense for its vessels or ships, the Group estimates the useful lives of the major components of the vessels or ships as well as their residual values. Estimates for useful lives and residual values differ between the Group’s ocean and expedition ships, which are exposed primarily to salt water and generally operate year-round, and the Group’s river vessels, which are exposed primarily to fresh water and generally operate for approximately eight to nine months per year. Depreciation expense for the Group’s vessels and ships is computed net of the residual value on a straight-line basis.

The Group estimates the useful lives of its vessel or ship components based on its estimated period of economic benefit, the seasonal usage of river vessels, the comparable market for ocean and expedition ships, historical experience with river vessels, differences in salt water and fresh water deterioration rates and brokers’ assessments of the useful lives, when available. Given the large and complex nature of its ships, its relatively young fleet and limited market information for river vessels, the Group’s accounting estimates related to vessels and ships require considerable judgment and are inherently uncertain. If factors or circumstances cause the Group to revise its estimates of vessel or ship service lives or projected residual values, depreciation expense could be materially lower or higher. The estimated useful lives of the Group’s vessel and ship components generally are as follows:

River vessels
Hull and superstructure	40 - 50 years
Machinery	40 - 50 years
Hotel and restaurant	10 years
Navigation equipment	5 years
Ocean and expedition ships
Hull, deck and machinery	32 years
Interior	24 years

The Group estimates the residual value of its vessels and ships based on long-term estimates of their resale value at the end of their useful life to the Group but before the end of their physical and economic lives to others, the comparable market for ocean and expedition ships, the historical resale value of the Group’s river vessels and the higher resale value potential of vessels exposed primarily to fresh water. The Group estimates the residual value of its vessels or ships at approximately 15% to 20% of the original vessel or ship cost.

Impairment of vessels and ships, including right-of-use (“ROU”) vessel and ship assets

The Group reviews its property, plant and equipment, including ROU assets, principally vessels and ships, for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The Group evaluates asset impairment at the lowest level for which there are largely independent cash inflows. Impairment exists when the carrying value of an asset exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. Impairment loss is recognized in depreciation, amortization and impairment in the consolidated statements of operations.

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

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For the Group’s vessels and ships, the lowest level for which there are largely independent cash inflows is generally the individual vessel or ship. The Group considers that the following factors may be indicators of potential impairment: the decision to lay up a vessel or ship, which is to take a vessel or ship out of service, for more than one season; the carrying value of a vessel or ship exceeds the broker estimate of the value of the vessel or ship; significant physical damage to a vessel or ship; significant, adverse changes in the yields or booking curves associated with the vessel or ship and other general economic factors. The fair value less costs of disposal for vessels and ships may be based on broker estimates. Value in use for vessels or ships is calculated using a discounted cash flow model. The future cash flows are derived from past actual performance and management’s assessment of future performance for the vessel’s or ship’s remaining useful life under multiple scenarios reflecting variability in possible results. The value in use is sensitive to the discount rate used for the discounted cash flow model as well as the expected future cash flows. The Group performs this impairment assessment when there are circumstances that indicate that the carrying value of any of the Group’s vessels or ships may not be recoverable. However, the Group’s conclusions may change if factors or circumstances cause the Group to revise its assumptions in future periods.

2.3	Summary of material accounting policies

Foreign currency translation and transactions

The functional currency of each entity in the Group is principally determined based on the primary currency of the entity’s revenues. The Group also considers each entity’s transactions with other subsidiaries of the Group. The items included in the separate financial statements of each entity are measured using that functional currency. Transactions in non-functional currencies are recorded as follows:

•	All transactions are initially recorded at the rate of exchange at the date of the transaction.

•	Monetary assets and liabilities denominated in non-functional currencies are converted to functional currency using the rate of exchange at the statement of financial position date.

•	Non-monetary assets are converted to functional currency at the rate of exchange in effect at the time that the asset was acquired.

•	Gains or losses on the conversion of monetary assets and liabilities are reflected in currency gain (loss) in the consolidated statements of operations.

Upon consolidation, the statements of financial position and statements of operations of all companies with a functional currency other than the USD are translated from their functional currencies to the USD, the Group’s presentation currency, as follows:

•	All assets and liabilities are translated at the rate of exchange at the statement of financial position date.

•	All items of income and expense are translated at the average rate of exchange in the month the transaction occurred.

•

Any resulting currency gains or losses are recognized as exchange differences on translation of foreign operations in the consolidated statements of other comprehensive income (loss) and as other components of equity on the consolidated statements of financial position.

Cash and cash equivalents

Cash and cash equivalents on the consolidated statements of financial position comprise cash at banks and in hand with an original maturity of three months or less. All credit card and electronic transfer transactions that process in less than 21 days are classified as cash and cash equivalents. Cash deposits that have restrictions governing their use which prevent the Group from accessing the funds are classified as restricted cash and are included in other current assets or other non-current assets, based on the remaining length of the restriction.

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PURSUANT TO 17 CFR 200.83

Financial assets measured at amortized cost

Financial assets are measured at amortized cost if the financial asset is held within a business model whose objective is to collect contractual cash flows and if the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Financial assets measured at amortized cost are subsequently measured at amortized cost using the effective interest method.

Accounts and other receivables

Accounts and other receivables are stated at their nominal value less provisions for bad debts. Management reviews all outstanding receivables amounts at each financial position date to determine expected credit losses.

Inventories

Inventories are recorded at the lower of historic cost, as defined by the first in, first out method and net realizable values. The components of the Group’s inventory include catering supplies, food and beverage, fuel and technical supplies.

Property, plant and equipment

Vessels, Ships and Equipment

Critical accounting judgments, estimates and assumptions related to vessels, ships and equipment are discussed in Note 2.2.

The historical cost of vessels, ships and equipment are comprised of their purchase price, including import duties and non-refundable purchase taxes, interest and other costs incurred during the construction period and any directly attributable costs of bringing the asset to its working condition and location for its intended use.

Payments made on newbuilding and refurbishment contracts for vessels or ships are included in fixed assets as vessels or ships under construction. The payments are reclassified to vessels, ships and equipment and depreciated when placed in service.

Vessel and ship equipment is capitalized and depreciated on a straight-line basis over the asset’s life. Renovations and improvements that add value to vessels or ships are capitalized and depreciated on a straight-line basis over the shorter of the useful life of the improvements or the vessels’ or ships’ remaining estimated useful lives. Repair and maintenance costs are expensed when incurred.

Hotel onboard equipment (primarily furniture, food service items and linens) for the vessels or ships is depreciated and replacement costs of such equipment are expensed as incurred. Hotel onboard equipment is depreciated on a straight-line basis over the asset’s life.

Dry-dock costs are incurred when a vessel or ship is taken out of service and relate to activities which are necessary to maintain the vessel’s or ship’s class certification. Capitalized dry-dock costs are depreciated on a straight-line basis over the period until the next dry-dock, which is generally five years.

The assets’ residual values, useful lives and methods of depreciation are reviewed and adjusted, if appropriate.

Other Property, Plant and Equipment

Other property, plant and equipment is stated at historical cost, net of accumulated depreciation and any accumulated impairment losses. The assets are depreciated on a straight-line basis over their estimated useful lives. Estimated useful lives of property, plant and equipment are summarized below:

Furniture	5 years
Office equipment	3 years
Leasehold improvements	Shorter of lease term or related asset life

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PURSUANT TO 17 CFR 200.83

Costs related to other transportation equipment are allocated to components based on manufacturer guidance. These components are depreciated on a straight-line basis over 10 or 20 years, based on type of component. Useful lives are determined by taking into account the intended use of the components.

Intangible assets, including goodwill

Intangible assets acquired in a business combination are recognized at fair value at the date of acquisition. Intangible assets acquired separate from a business combination are initially recognized at cost. Following initial recognition, intangible assets are carried at initial value less any accumulated amortization and accumulated impairment losses.

The Group’s intangible assets primarily include capitalized software development costs and vessel design costs. The useful lives of intangible assets are assessed to be either finite or indefinite. As of December 31, 2022 and 2023, the Group had no intangible assets with indefinite useful lives, other than goodwill.

Intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and method for an intangible asset with a finite useful life is reviewed at least annually. Estimated useful lives of intangible assets with finite lives are summarized below:

Software	3 to 5 years
Intangible vessel design costs	20 years

Leases

ROU Assets

The Group recognizes ROU assets at the commencement date of the leases, which is the date the asset is available for use. ROU assets are measured at cost, net of accumulated depreciation and any impairment losses and adjusted for any remeasurement of lease liabilities. The cost of ROU assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. The ROU asset is depreciated on a straight-line basis over the shorter of its estimated useful life or the lease term. For leases in which the Group obtains ownership of the lease asset at the end of the lease term, the recognized ROU asset is reclassified to property, plant and equipment upon transfer of ownership.

Lease Liabilities

At the commencement date of the leases, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments), and variable lease payments that depend only on an index or a rate, less any lease incentives. The variable lease payments that do not depend on an index or a rate are recognized as expense in the period incurred. For all leases, except for vessel and ship charters, the Group utilizes the practical expedient to combine lease and non-lease components by asset class. For vessel and ship charters, lease components include payments related to the use of the vessel or ship asset and non-lease components include payments for services, such as operating the vessel or ship, which are included in vessel operating in the consolidated statements of operations. The Group allocates the contractual payments to the lease and non-lease component based on the relative stand-alone prices.

In calculating the present value of lease payments, the Group uses an incremental borrowing rate for each lease at the lease commencement date, if the interest rate implicit in the lease is not readily determinable. The incremental borrowing rates are calculated based on the Group’s leases and existing debt instruments adjusted for

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credit risk, term and currency. After the commencement date, lease liabilities increase based on the accretion of interest using the effective interest method and decrease for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

The Group has the option to lease the assets for additional periods beyond the original term for most of its leases. The term for calculating the lease liabilities is the non-cancelable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

The Group applies judgment in evaluating whether it is reasonably certain to exercise the option to renew or not terminate the lease by considering all relevant factors including importance of the leased asset to operations and cost considerations. After the commencement date, the Group reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise (or not to exercise) the option to renew (e.g., a change in business strategy).

The Group utilizes the recognition exemptions for short-term leases and low-value asset leases. The expense for short-term leases and low-value asset leases are recognized as vessel operating or selling and administration in the consolidated statements of operations.

Impairment of non-financial assets, including intangible assets

Critical accounting judgments, estimates and assumptions related to vessels, ships and equipment are discussed in Note 2.2.

The Group assesses at each reporting date whether there is an indication that any of its assets, including property, plant and equipment and intangible assets, and ROU assets, may be impaired. If an indication of potential impairment exists, or when annual impairment testing for an asset is required, the Group makes an estimate of the asset’s recoverable amount. The recoverable amount for each individual asset is the greater of an asset’s fair market value less cost to sell and its value in use. The fair value less cost to sell is the estimated amount obtainable from the sale of an asset in an arm’s length transaction less disposal costs, while value in use is the present value of estimated future cash flows from the continuing use of an asset and from its disposal at the end of its useful life. The Group’s future cash flows may be impacted by climate related risks, including environmental changes or more stringent environmental regulations. Such changes may impact accounting estimates in future periods, which incorporate forecasted financial performance.

Recoverable amounts are estimated for individual assets or, if this is not possible, for the cash-generating unit to which the asset belongs. Where the carrying value of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or have decreased. If such indication exists, the Group makes an estimate of the recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years.

Investments in associated companies

The Group’s investments in associated companies are accounted for using the equity method because the Group has significant influence over the associated companies. The carrying amount of the investments are adjusted to recognize changes in the Group’s share of the associated companies’ net income (loss) less any dividends. The Group’s share of the associated companies’ net income (loss) is included in other financial income (loss) in the

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consolidated statements of operations. When the Group contributes or sells an asset to an associated company, the elimination of unrealized gains or losses is recognized as a decrease or an increase in the carrying amount of the investment. Additionally, if the Group’s share of losses of an associated company equals or exceeds the carrying amount of its investment in the associated company, the Group no longer recognizes its share of further income (losses) until its share of the income equals the share of losses not recognized.

Derivative financial instruments that are not hedging instruments

Derivative financial instruments that are not classified as hedging instruments and any embedded derivatives are categorized as financial assets or financial liabilities at fair value through profit or loss. These instruments are measured at fair value with changes in fair value recognized in other financial income (loss) in the consolidated statements of operations.

Derivative financial instruments designated as hedging instruments

From time to time, the Group may use derivative financial instruments, such as forward foreign currency contracts, to hedge its foreign currency risk. At the inception of a hedge relationship, the Group formally designates and documents the hedge relationship to which it will apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item, the nature of the risk being hedged and how the Group will assess whether the hedging relationship meets the hedge effectiveness requirements, including the sources of hedge ineffectiveness.

These derivative financial instruments to which hedge accounting applies are initially recognized at fair value. In the consolidated statement of financial position, hedging instruments are included in prepaid expenses and other current assets or other non-current assets when the fair value is positive and in accrued expenses and other current liabilities or other non-current liabilities when the fair value is negative. The effective portion of the unrealized gain or loss on the hedging instrument is recognized in the consolidated statements of other comprehensive income (loss) as net change in cash flow hedges, while any ineffective portion is recognized immediately in the consolidated statements of operations in other financial income(loss). The amounts accumulated in other comprehensive income (loss) are reclassified to the consolidated statements of operations in the same period during which the hedged cash flows affect the results of operations. When the Group discontinues hedge accounting for all or a portion of its contracts because the hedged item is no longer expected to occur, the Group reclassifies amounts previously included in the cash flow hedge included in shareholders’ equity into the consolidated statements of operations in other financial income (loss).

Warrant liability

The warrants are accounted for as a financial liability because the terms require the Company to potentially issue a variable number of Ordinary Shares in the future. The initial fair value of the warrants was recognized as a reduction to retained earnings because the warrants represent a distribution of Company value to a shareholder, with a corresponding liability included in other non-current liabilities in the consolidated statements of financial position. The warrant liability is carried at fair value with changes in value recognized through other financial income (loss) in the consolidated statements of operations.

Interest bearing loans and financial liabilities

The Group has several types of interest bearing loans and financial liabilities, including bank loans and financial liabilities, secured notes and unsecured notes, and the Private Placement liabilities, which may be referred to as loans, financial liabilities, and debt. Interest bearing loans and financial liabilities are initially recognized based on the consideration received less directly attributable transaction costs and, if applicable, any embedded derivatives.

After initial recognition, interest bearing loans and financial liabilities are subsequently measured at amortized cost using the effective interest rate method.

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Directly attributable transaction costs (“debt transaction costs”) incurred in association with obtaining debt facilities are shown as a reduction of short-term and long-term debt and are amortized over the debt term using the effective interest rate method.

The Group derecognizes a financial liability when it is extinguished, which is when the contract is discharged, cancelled, or expires.

Benefit plans

The Group has two defined benefit pension plans for all employees in Switzerland, which are governed by the Swiss Federal Law on Occupational Retirement, Survivors’ and Disability Pension Plans (“BVG”) and are administered by two collective pension funds. The Group’s defined benefit pension plans are contribution-based and provide participants with a minimum guaranteed benefit, which qualifies these plans as defined benefit plans under IAS 19 Employee Benefits.

The foundations of the collective pension funds are responsible for the governance of the plans, where the Group pays contributions for its employees. These contributions are invested as part of the group assets by each foundation and will be used to cover the benefits of each individual plan participant. In certain situations, additional payments or increased periodic contributions by the employer may become due based on the pension plans’ funded status as measured under the BVG, but the Group would not be liable for the obligations of other entities invested in the respective plans.

Actuarial computations of the pension expense and related defined benefit obligations are performed using the projected unit credit method. The determination of the defined benefit obligation and pension expense requires applying assumptions for discount rate, projected retirement age, disability, mortality and expected future compensation. The plan assets are recorded at fair value. The coverage ratio approach is used to determine the Group’s share of the total assets in the collective pension foundations. Future payments under the plan may differ from those estimated.

The current service cost under the plan and related administrative expenses are recognized in the consolidated statements of operations as part of selling and administration expenses. Actuarial gains and losses and the return on plan assets are recognized in the consolidated statements of other comprehensive income (loss) as remeasurement gains (losses) on defined benefit plans.

The Group maintains defined contribution benefit plans for its employees in the U.S. and United Kingdom. Contributions to the defined contribution plans are expensed as incurred.

Contingent liabilities

A contingent liability is a possible obligation as a result of a past event that is dependent on the occurrence of a future event. An existing obligation, in which it is not likely that the entity will have to dispose of economic benefits or where the obligation cannot be measured with sufficient reliability, is also considered as a contingent liability. Contingent liabilities are not recognized in the consolidated financial statements but, if material, are disclosed in the accompanying notes.

Revenue recognition

Revenue is measured based on the consideration specified in the Group’s contracts with customers and revenue is recognized as the performance obligations are satisfied.

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Nature of Goods and Services

Cruise and land revenue includes revenue earned primarily from cruises and any other supporting activities, including air, land excursions and customer cancellation revenues. The Group’s performance obligations under these contracts are to provide a cruise vacation and other supporting activities in exchange for the invoiced ticket price. The Group engages third parties to fulfill obligations to customers for air, land and shore excursions but retains the ultimate risks of fulfillment and generally has discretion to select the acceptable carrier and absorbs the risk of cost fluctuations. The Group satisfies the performance obligations and recognizes revenue pro rata over the cruise period, except for land excursions which are recognized when the services are provided, which are either on the first or last day of the cruise and cancellation revenues, which are recognized upon cancellation.

Onboard and other revenue includes revenue earned primarily from optional shore excursions and bar revenue. The Group receives payment before or concurrently with the transfer of these goods and services to passengers during the cruise and recognizes revenue at the time of transfer. Services revenues related to China Merchants Viking Cruises Limited (“CMV”), a related party, are recognized over time as the services are performed and are included in onboard and other revenue. When the Group is a pass-through conduit for collecting and remitting taxes to relevant government authorities, such as sales tax, the effect of such taxes is included, net, in the related revenue.

Travel Protection

Also included in cruise and land revenue are revenues related to the Group’s travel protection services. The travel protection services generally include: (1) a refund policy, whereby passengers will receive all or a portion of their deposit value back in cash; (2) a refund policy, whereby passengers will receive all or a portion of their deposit value back in the form of a travel voucher; and (3) a policy that covers events that occur during the trip (“trip events”), such as medical expenses, emergency evacuation and baggage services. A third party insurance company underwrites all coverage for trip events and for the majority of the refund policies.

Where a third party insurance company provides the travel protection service, the Group recognizes revenue, net of the cost of such coverage, at the time the travel protection service is sold to the customer.

Where the Group provides the travel protection service, the Group recognizes revenue as part of the cruise performance obligation pro rata over the cruise period or upon cancellation. Additionally, for passenger cancellations covered by the travel protection services provided by the Group, the Group recognizes a liability for travel protection cancellation reserve for estimated cash and voucher refunds not yet paid or issued.

Payment Terms and Deferred Revenue

Payment terms and cancellation policies vary by country of purchase. A deposit for a future cruise is required at or soon after the time of booking to secure space on the vessel or ship. The Group collects a majority of its deposits for bookings up to and in some cases more than, a year in advance of the departure date with the remaining balances due prior to sailing. Deposits include the total amounts paid by customers prior to sailing, for which the Group is obligated to perform services. These deposits represent contract liabilities, which are recorded as deferred revenue and are recognized as revenue generally pro rata over the cruise period. Deferred revenue is a current liability as it relates to the Group’s normal operating cycle.

Premium Cruise Vouchers and Risk Free Vouchers

Since 2020, when the Group has cancelled sailings, guests have generally had the option to receive either (1) a refund in cash for 100% of monies paid to the Group or (2) a cruise voucher with a face value of up to 125% of monies paid (“Premium Cruise Voucher”). Premium Cruise Vouchers can generally be applied to a new booking for up to two years from the issuance date (or longer, if the expiration date is extended) and any unused Premium

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Cruise Vouchers are refunded for the original amount paid upon expiration. In addition, in the event of travel uncertainty, the Group may temporarily update its cancellation policies to give guests the option to cancel certain cruises closer to the date of departure and receive future cruise vouchers (“Risk Free Vouchers”), instead of incurring cancellation penalties. In response to the COVID-19 pandemic, the Group temporarily updated its cancellation policies for bookings made through June 30, 2022. Risk Free Vouchers can generally be applied to a new booking for two years from the issuance date and are not refundable for cash.

Upon issuance, the Premium Cruise Vouchers and Risk Free Vouchers are included in deferred revenue for amounts equal to the monies paid. For customers who sail on a future cruise using a Premium Cruise Voucher or a Risk Free Voucher, the Group reduces the deferred revenue liability and recognizes revenue pro rata over the cruise period to which the voucher is applied. Revenue recognized is equal to the original monies collected. Expired Premium Cruise Vouchers are refunded to customers in cash, with a corresponding decrease in deferred revenue when refunded. Beginning with the return to operations in 2021, the Group recognizes cruise revenue for Risk Free Vouchers that it estimates will expire unused over the redemption period for these vouchers.

Commissions and Transportation Costs and Direct Costs of Cruise, Land and Onboard

Expenses from the Group’s cruise operations are recognized at the time the Group provides the services.

Share capital and reserves

Share Premium

Share premium includes the amounts paid in excess of par upon the issuance of shares and exercises of stock options, net of the impact of share repurchases and retirements.

Treasury Shares

Shares of the Company that are reacquired and not cancelled are treasury shares and recognized at cost and deducted from equity. No gain or loss is recognized in the consolidated statement of operations for the purchase, sale, issuance or cancellation of the Company’s shares. Any difference between the carrying amount and the consideration, if reissued, is recognized in the share premium.

Other Paid-In Equity, including Share Based Payment Transactions

The Group recognizes stock based compensation expense for stock based awards granted to employees, including stock options and restricted stock units (“RSUs”), based on the grant date fair value of the awards. The grant date fair value of stock options is estimated using the Black-Scholes option pricing model. The grant date fair value of RSUs is estimated based on the fair value of the Company’s Non-Voting Ordinary Shares. Stock based compensation is recognized in other paid-in equity, with a corresponding cost in the consolidated statements of operations over the period the employee provides service to the Group.

Stock options vest based on the satisfaction of a service condition, which is generally two to four years. Stock options generally expire eight years after grant date.

RSUs have two vesting types. Liquidity-only RSUs vest based on the consummation of an Initial Public Offering or Change in Control by the Group (“liquidity condition”). Double Trigger RSUs vest based on both a liquidity condition and a service condition of two to four years. Both types of RSUs generally expire seven years after grant date if vesting requirements are not met. As the time period to satisfy the liquidity condition is longer than the service period required for all RSUs, the liquidity condition is considered a non-vesting condition under IFRS 2, Share-based payment. Once the employee has satisfied the service period, if any, the RSU remains outstanding even if the employee subsequently terminates employment with the Group. For certain RSUs, the vesting of the award accelerates upon the satisfaction of the liquidity condition if the employee remains employed by the Group. The Group considers the likelihood of a non-vesting condition not occurring in the grant date fair value of the RSUs.

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The Group recognizes stock based compensation expense over the service period and based on the Group’s best estimate of the number of equity awards for which the service period will ultimately be fulfilled. No expense is recognized for awards granted to employees who do not ultimately fulfill the requisite service requirement.

A deferred tax asset is recognized for the estimated future tax deduction related to stock based awards, with a corresponding amount recognized in deferred tax expense, up to the cumulative stock based compensation expense. Any estimated tax deduction in excess of the cumulative stock based compensation expense is recognized in other paid-in equity. When the stock based awards are exercised or settled, the tax deduction occurs and the deferred tax asset is realized. Amounts included in other paid-in equity relate to both the historical tax deductions and the estimated future tax deductions.

When the terms of stock based awards are modified, the cumulative minimum expense recognized is the expense as if the terms had not been modified, if the original service is satisfied. Additional stock based compensation expense is recognized for any modification that increases the total fair value of the stock based payment transaction, or is otherwise beneficial to the employee as measured at the date of modification.

Retained Losses

Retained losses include accumulated earnings (losses), distributions to shareholders and repurchases and retirement of shares.

All other reserves are as stated in the consolidated statements of changes in shareholders’ equity.

Selling and administration costs

Selling and administration costs include marketing costs, employee costs, office expenses, professional services and other administrative costs. Marketing costs include media advertising, brochure production, direct mail costs, promotional expenses, search engine marketing and other costs that support the ongoing development of the Group’s brand and customer database. Marketing costs are expensed as incurred. For the years ended December 31, 2021, 2022 and 2023, marketing costs were $204.7 million, $312.4 million and $353.6 million, respectively. Employee costs include salaries, stock based compensation, wages, bonus, payroll taxes and other social costs, employee benefit costs, recruiting costs and travel expenses related to land based employees. Office expenses include facility costs, utility costs, office supplies and telecommunication costs. Professional service fees include costs for accounting services, legal services and information technology consulting services. Other administrative costs include corporate insurance, postage and other taxes. Employee costs, office expenses, professional service fees and other administrative expenses are expensed as incurred. Total employee costs, office expenses, professional service fees and other administrative expenses for the years ended December 31, 2021, 2022 and 2023 were $254.4 million, $370.4 million and $435.4 million, respectively. For the years ended December 31, 2021, 2022 and 2023, the Group received $3.1 million, $1.2 million and nil, respectively, in government subsidies generally related to furloughing staff in certain locations. These subsidies constitute government grants related to income and have been presented as a reduction of the employee costs within selling and administration in the consolidated statements of operations.

Income tax

The Group’s companies are subject to taxation in the countries in which they operate and tax is calculated at current rates on their respective taxable income. Where appropriate, deferred income taxes are determined using the deferred tax liability method whereby the future expected impacts of temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements are recognized as deferred tax assets and liabilities. Management evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

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Deferred tax is recognized for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred tax liabilities are recognized for all taxable temporary differences that will result in taxable amounts in future years. Deferred tax liabilities are not recognized for:

•	Temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss; and

•

Temporary differences related to investments in subsidiaries and associated companies, to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future.

Deferred tax assets are recognized when it is probable that sufficient taxable profit will be available against which the deferred tax assets can be utilized. At each reporting date, the Group reassesses unrecognized deferred tax assets and the carrying amount of deferred tax assets. The Group recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered within the timeframe or carryback provisions of the applicable statutes. Conversely, the Group reviews deferred tax assets at each reporting date and reduces the carrying amount of a deferred tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the utilization of part or all of the deferred tax.

Deferred tax assets and liabilities are measured at the enacted tax rates that apply in the year when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the reporting date.

Deferred tax relating to items recognized outside of the consolidated statements of operations are recognized in correlation to the underlying transaction either in the consolidated statements other comprehensive income (loss) or in the consolidated statements of changes in shareholders’ equity.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

The Group recognizes income tax provisions for uncertain tax positions, based solely on their technical merits, when they are not more likely than not to be sustained upon examination by the relevant tax authority. The tax benefit to be recognized is measured as the largest amount of benefit that is more likely than not of being realized upon ultimate resolution. All interest expense related to income tax liabilities is included in income tax expense.

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3.	GROUP STRUCTURE AND RECENT CHANGES

As of December 31, 2023, the Group included the following subsidiaries:

Subsidiary	Ownership	Country of Incorporation
Viking River Cruises Australia Pty. Ltd.	100%	Australia
Viking China Investments Ltd	100%	Bermuda
Viking Cruises China Ltd	100%	Bermuda
Viking Cruises Holdings Ltd	100%	Bermuda
Viking Cruises Ltd	100%	Bermuda
Viking Cruises USA Ltd	100%	Bermuda
Viking Expedition Ltd	100%	Bermuda
Viking Expedition Ship I Ltd	100%	Bermuda
Viking Expedition Ship II Ltd	100%	Bermuda
Viking Financial Services Ltd	100%	Bermuda
Viking Fulfillment Center Ltd (previously Viking Sun Ltd)	100%	Bermuda
Viking Investments Asia Ltd	100%	Bermuda
Viking Ocean Cruises Finance Ltd	100%	Bermuda
Viking Ocean Cruises Ltd	100%	Bermuda
Viking Ocean Cruises II Ltd	100%	Bermuda
Viking Ocean Cruises Ship I Ltd	100%	Bermuda
Viking Ocean Cruises Ship II Ltd	100%	Bermuda
Viking Ocean Cruises Ship V Ltd	100%	Bermuda
Viking Ocean Cruises Ship VI Ltd	100%	Bermuda
Viking Ocean Cruises Ship VII Ltd	100%	Bermuda
Viking Ocean Cruises Ship VIII Ltd	100%	Bermuda
Viking Ocean Cruises Ship IX Ltd	100%	Bermuda
Viking Ocean Cruises Ship X Ltd	100%	Bermuda
Viking Ocean Cruises Ship XI Ltd	100%	Bermuda
Viking Ocean Cruises Ship XII Ltd	100%	Bermuda
Viking Ocean Cruises Ship XIII Ltd	100%	Bermuda
Viking Ocean Cruises Ship XIV Ltd	100%	Bermuda
Viking Ocean Cruises Ship XV Ltd	100%	Bermuda
Viking Ocean Cruises Ship XVI Ltd	100%	Bermuda
Viking Ocean Cruises Ship XVII Ltd	100%	Bermuda
Viking Ocean Cruises Ship XVIII Ltd	100%	Bermuda
Viking Ocean Cruises Ship XIX Ltd	100%	Bermuda
Viking Ocean Cruises Ship XX Ltd	100%	Bermuda
Viking River Cruises (Bermuda) Ltd	100%	Bermuda
Viking River Cruises Ltd	100%	Bermuda
Viking River Tours Ltd	100%	Bermuda
Viking Sea Ltd	100%	Bermuda
Viking Services Ltd	100%	Bermuda
Viking Tours Ltd	100%	Bermuda
Viking Services V.R.C.S (Cambodia) Co., Ltd	100%	Cambodia
Shenzhen China Merchants Viking Cruises Tourism Ltd	50%	China
Viking Cruises (Shanghai) Ltd	100%	China
Dilo Holdings Limited	99.8%	Cyprus
Laspenta Holdings Limited	100%	Cyprus
Sherry Nile Cruises Company for Floating Hotels JSC	55%	Egypt
Viking Aton Nile Cruises LLC	95%	Egypt
Viking Osiris Nile Cruises JSC	95%	Egypt

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Continued

Subsidiary	Ownership	Country of Incorporation
Viking River Cruises Egypt for Floating Hotels (S.A.E.)	95%	Egypt
Viking Catering France SAS	100%	France
Viking Cruises S.A.	100%	France
Viking Technical GmbH	100%	Germany
Viking River Cruises UK Limited	100%	Great Britain
Viking Cruises Asia Limited	100%	Hong Kong
Viking Investments Hong Kong Ltd	100%	Hong Kong
River Dock Danube Investment Ltd.	100%	Hungary
Viking Hungary Kft	100%	Hungary
Viking Kikoto Zartkoruen Mukodo Reszvenytarsasag	100%	Hungary
Viking Travel Services Limited	100%	Isle of Man
Viking River Cruises Limited	100%	Liberia
Viking Croisieres S.A.	100%	Luxembourg
Viking Hydrogen AS	100%	Norway
Viking Cruises Portugal, S.A.	100%	Portugal
Passenger Fleet LLC	100%	Russia
Riverport sro	100%	Slovak Republic
Viking Catering AG	100%	Switzerland
Viking Cruises (Switzerland) AG	100%	Switzerland
Viking River Cruises AG	100%	Switzerland
Viking Fleet Ukraine Ltd.	100%	Ukraine
Viking Ukraine Ltd.	99.9%	Ukraine
Viking Catering USA LLC	100%	USA
Viking Mississippi LLC	100%	USA
Viking Mississippi Services LLC	100%	USA
Viking River Cruises, Inc.	100%	USA
Viking River Cruises (International) LLC	100%	USA
Viking USA LLC	100%	USA

The Group’s new subsidiaries in 2023 included Viking Catering France SAS and Riverport sro.

4.	REVENUE FROM CONTRACTS WITH CUSTOMERS

Disaggregation of revenue

The table below disaggregates total revenue by reportable segment (see Note 23) for the years ended December 31, 2021, 2022 and 2023:

	Year Ended December 31,
	2021	2022	2023
(in USD and thousands)
River	$339,208	$1,796,498	$2,341,274
Ocean	250,451	1,189,298	1,945,200
Other	35,442	190,183	424,019

Total revenue	$625,101	$3,175,979	$4,710,493

Total revenue for the year ended December 31, 2022 increased by $2,550.9 million to $3,176.0 million from $625.1 million in 2021. The increase was due to the operation of substantially all of the Group’s fleet and higher occupancy in 2022 compared to 2021. Due to the COVID-19 pandemic, the Group operated about half of its river fleet and its full fleet of six ocean ships at the peak of operations in 2021. In addition, during 2022, two

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additional ocean ships, two additional river vessels, two additional expedition ships and the Viking Mississippi began operations.

Total revenue for the year ended December 31, 2023 increased by $1,534.5 million to $4,710.5 million from $3,176.0 million in 2022. The increase was due to an increase in the size of the Group’s fleet and higher occupancy in 2023 compared to 2022. During the year ended December 31, 2023, the Group operated ships and vessels delivered in 2022 for the entire 2023 season. The Group also operated additional ships delivered in 2023, including the Viking Saturn and Viking Aton.

Regional economic trends affect the Group’s revenue and cash flows. The table below disaggregates percentage of passengers by source market, which is the passenger’s home country or region, for the years ended December 31, 2021, 2022 and 2023:

	Year Ended December 31,
	2021	2022	2023
North America	93.2%	92.7%	90.5%
United Kingdom	6.8%	5.4%	4.3%
Other	0.0%	1.9%	5.2%

	100.0%	100.0%	100.0%

The disaggregation by source market is similar across all reportable segments.

The Group’s vessels and ships primarily operate in Europe.

Deferred revenue (contract liability)

Activity in the Group’s deferred revenue for the years ended December 31, 2022 and 2023 is as follows:

(in USD and thousands)
As of January 1, 2022	$3,486,957
Increases due to customer bookings	3,162,838
Revenue recognized	(3,155,862)
Other	(174,755)

As of December 31, 2022	$3,319,178

Increases due to customer bookings	5,048,883
Revenue recognized	(4,685,181)
Other	(196,301)

As of December 31, 2023	$3,486,579

The Group recognized revenue of $3,155.9 million and $4,685.2 million from contract liabilities during the years ended December 31, 2022 and 2023, respectively, which primarily related to the Group’s deferred revenue at the beginning of each year and the cash received in each year. Of the $3,486.6 million in deferred revenue as of December 31, 2023, $162.8 million related to Risk Free Vouchers and $24.2 million related to Premium Cruise Vouchers. Based on booking information as of December 31, 2023, of the $3,486.6 million deferred revenue balance, 94% related to sail dates within the next 12 months.

Assets recognized from the costs to obtain a contract with a customer

Prepaid commissions and prepaid credit card fees are incremental costs of obtaining contracts with customers that the Group recognizes as assets, which are included within prepaid expenses and other current assets and other non-current assets on the consolidated statements of financial position.

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Prepaid commissions was $45.5 million as of December 31, 2023, of which $39.8 million was included in prepaid expenses and other current assets and $5.7 million was included in other non-current assets on the consolidated statements of financial position. Prepaid commissions increased from $31.8 million as of December 31, 2022, to $45.5 million as of December 31, 2023, due to an increase in commission payments due to higher bookings. The majority of the Group’s prepaid commissions as of December 31, 2022 were expensed and reported within commissions and transportation costs and selling and administration in the consolidated statement of operations for the year ended December 31, 2023. See Note 8.

Prepaid credit card fees increased from $29.3 million as of December 31, 2022, to $32.5 million as of December 31, 2023, primarily due to an increase in cash collected from passengers. The majority of the Group’s prepaid credit card fees as of December 31, 2022 were expensed and reported within direct costs of cruise, land and onboard in the consolidated statement of operations for the year ended December 31, 2023. See Note 8.

5.	CASH AND CASH EQUIVALENTS

A summary of the Group’s cash and cash equivalents as of December 31, 2022 and 2023 is outlined below:

	December 31,
	2022	2023
(in USD and thousands)
Cash at bank and in hand	$1,213,433	$1,481,370
Credit card receivables	39,707	32,343

Total	$1,253,140	$1,513,713

As of December 31, 2022 and 2023, cash at bank and in hand included $78.4 million and $148.2 million, respectively, subject to restrictions on use arising from contracts with third parties.

6.	ACCOUNTS AND OTHER RECEIVABLES

A summary of the Group’s accounts and other receivables as of December 31, 2022 and 2023 is outlined below:

	December 31,
	2022	2023
(in USD and thousands)
Credit card receivables	$472,526	$207,374
Accounts receivable	41,437	49,988
Indirect tax receivables	34,134	41,982
Yard receivables	5,537	19,932
Other	13,625	25,478

Total	$567,259	$344,754

Credit card receivables that are not classified as cash and cash equivalents are included in accounts and other receivables. Credit card receivables represent amounts subject to a priority claim from credit card processors. The priority claim amount, which decreased as of December 31, 2023, compared to December 31, 2022, is based on various factors as determined by the credit card processors. In addition, as a result of changes in the terms of certain credit card processor agreements, some priority claim amounts which were included in accounts and other receivables as of December 31, 2022 are restricted cash included in prepaid expenses and other current assets on the consolidated statements of financial position as of December 31, 2023. See Note 8.

Accounts receivable includes insurance receivables, vendor receivables, airline receivables and passenger receivables.

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83

7.	INVENTORIES

A summary of the Group’s inventories as of December 31, 2022 and 2023 is outlined below:

	December 31,
	2022	2023
(in USD and thousands)
Catering supplies	$11,147	$16,790
Food and beverage	11,924	14,328
Fuel	14,208	14,011
Technical supplies	8,099	9,473

Total	$45,378	$54,602

8.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

A summary of the Group’s prepaid expenses and other current assets as of December 31, 2022 and 2023 is outlined below:

	December 31,
	2022	2023
(in USD and thousands)
Air	$86,212	$161,992
Restricted cash	—	75,786
Operating, product and administration costs	45,272	57,181
Commissions	31,780	39,766
Credit card fees	29,290	32,531
Cash deposits	20,549	20,498
Debt transaction costs	9,613	12,332
Advertising	9,896	10,470
2025 Secured Notes embedded derivative	40,632	—
Other	15,064	16,646

Total	$288,308	$427,202

Air increased as of December 31, 2023, compared to December 31, 2022, primarily due to the timing of air ticket purchases.

Restricted cash relates to deposits required by certain credit card processors. As a result of the changes in the terms of certain credit card processor agreements, the Group earns interest on these deposits. See Note 6.

The Group determined that certain redemption features of the 2025 Secured Notes, as defined in Note 14, included an embedded derivative (the “2025 Secured Notes embedded derivative”). The 2025 Secured Notes embedded derivative was bifurcated from the 2025 Secured Notes and carried at fair value. Changes in fair value were included in other financial income (loss) in the consolidated statements of operations. In 2023, the Group derecognized the 2025 Secured Notes embedded derivative because the Group exercised the redemption feature of the 2025 Secured Notes and fully extinguished the 2025 Secured Notes. See Notes 14 and 26.

For the years ended December 31, 2021 and 2022, the Group recognized a gain of $59.9 million and a loss of $27.0 million, respectively, on remeasurement of the 2025 Secured Notes embedded derivative. For the year ended December 31, 2023, the Group recognized a loss of $40.6 million, which included a $7.3 million loss on remeasurement of the 2025 Secured Notes embedded derivative and a $33.3 million loss to derecognize the 2025 Secured Notes embedded derivative.

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83

9.	PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS

Movements in property, plant and equipment and intangible assets during the years ended December 31, 2022 and 2023 are outlined below:

(in USD and thousands)	River Vessels & Equipment	Ocean and Expedition Ships & Equipment	River Vessels under Construction	Ocean and Expedition Ships under Construction	Office Equipment	Land & Buildings	Other Fixed Assets	Intangible Assets, including Goodwill	Total
Cost as of January 1, 2022	$2,566,171	$2,533,231	$42,183	$364,276	$27,038	$15,376	$58,101	$165,551	$5,771,927
Additions	10,596	212	39,626	882,498	5,999	1,878	549	13,540	954,898
Disposals	(13,550)	(45)	(10,094)	—	(8,645)	—	(6,331)	(387)	(39,052)
Reclassified to finance lease receivables	(28,837)	—	—	—	—	—	—	—	(28,837)
Reclassified between assets	40,565	1,054,356	(34,960)	(1,053,395)	—	1,318	—	(7,884)	—
Effect of currency translation	(5,847)	—	—	—	(155)	(756)	(87)	(406)	(7,251)

Cost as of December 31, 2022	$2,569,098	$3,587,754	$36,755	$193,379	$24,237	$17,816	$52,232	$170,414	$6,651,685
Accumulated depreciation, amortization and impairment as of January 1, 2022	$(781,799)	$(255,425)	$(10,094)	$—	$(22,855)	$(6,589)	$(33,990)	$(85,185)	$(1,195,937)
Depreciation, amortization and impairment	(142,864)	(88,648)	—	—	(3,199)	(963)	(4,311)	(19,823)	(259,808)
Depreciation and amortization of disposals	13,218	12	10,094	—	8,248	—	4,247	180	35,999
Reclassified to finance lease receivables	19,808	—	—	—	—	—	—	—	19,808
Effect of currency translation	2,623	—	—	—	135	344	79	309	3,490

Accumulated depreciation, amortization and impairment as of December 31, 2022	$(889,014)	$(344,061)	$—	$—	$(17,671)	$(7,208)	$(33,975)	$(104,519)	$(1,396,448)
Net book value

As of January 1, 2022	$1,784,372	$2,277,806	$32,089	$364,276	$4,183	$8,787	$24,111	$80,366	$4,575,990

As of December 31, 2022	$1,680,084	$3,243,693	$36,755	$193,379	$6,566	$10,608	$18,257	$65,895	$5,255,237

(in USD and thousands)	River Vessels & Equipment	Ocean and Expedition Ships & Equipment	River Vessels under Construction	Ocean and Expedition Ships under Construction	Office Equipment	Land & Buildings	Other Fixed Assets	Intangible Assets, including Goodwill	Total
Cost as of January 1, 2023	$2,569,098	$3,587,754	$36,755	$193,379	$24,237	$17,816	$52,232	$170,414	$6,651,685
Additions	23,724	20,348	102,541	505,811	2,969	3,491	1,561	13,487	673,932
Disposals	(1,138)	(15,356)	—	—	(5,799)	(23)	(500)	(12,779)	(35,595)
Reclassified from ROU assets	—	7,451	—	—	—	—	—	—	7,451
Reclassified between assets	27,377	401,133	(27,377)	(401,133)	—	—	—	—	—
Effect of currency translation	2,153	—	—	—	79	502	15	23	2,772

Cost as of December 31, 2023	$2,621,214	$4,001,330	$111,919	$298,057	$21,486	$21,786	$53,308	$171,145	$7,300,245
Accumulated depreciation, amortization and impairment as of January 1, 2023	$(889,014)	$(344,061)	$—	$—	$(17,671)	$(7,208)	$(33,975)	$(104,519)	$(1,396,448)
Depreciation and amortization	(93,692)	(114,699)	—	—	(3,235)	(1,095)	(2,799)	(17,230)	(232,750)
Depreciation and amortization of disposals	—	3,113	—	—	5,481	—	500	12,749	21,843
Reclassified from ROU assets	—	(7,451)	—	—	—	—	—	—	(7,451)
Effect of currency translation	(785)	—	—	—	(57)	(243)	(19)	(20)	(1,124)

Accumulated depreciation, amortization and impairment as of December 31, 2023	$(983,491)	$(463,098)	$—	$—	$(15,482)	$(8,546)	$(36,293)	$(109,020)	$(1,615,930)
Net book value

As of January 1, 2023	$1,680,084	$3,243,693	$36,755	$193,379	$6,566	$10,608	$18,257	$65,895	$5,255,237

As of December 31, 2023	$1,637,723	$3,538,232	$111,919	$298,057	$6,004	$13,240	$17,015	$62,125	$5,684,315

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83

River vessels

River vessels and equipment and river vessels under construction include amounts attributable to the Group’s river fleet, including vessels improvements and equipment for the Viking Mississippi. In 2012, the Group launched the Longship series of vessels. As of December 31, 2023, the Group’s river fleet consisted of 81 river vessels, of which 58 are Longships, 10 are small classes based on the Longship design, 11 are other river vessels and two are river vessel charters, including the Viking Mississippi. See Note 10 for ROU assets related to river vessel charters.

During the year ended December 31, 2022, additions to river vessels and equipment included $10.6 million in improvements to river vessels. Additionally, the Group derecognized $9.0 million, net, from river vessels and equipment and recognized a finance lease receivable in accounts and other receivables on the consolidated statement of financial position for the Group’s charter agreement for the Viking Legend.

During the year ended December 31, 2023, additions to river vessels and equipment included $23.7 million in improvements to river vessels.

During the year ended December 31, 2022, there were $39.6 million in additions to river vessels under construction, of which $25.5 million related to Egypt river vessels under construction scheduled for delivery in 2023 and 2024, $6.7 million related to the Viking Osiris, which was delivered in 2022, and $7.4 million related to vessel equipment for the Viking Mississippi, which was delivered in 2022.

During the year ended December 31, 2023, there were $102.5 million in additions to river vessels under construction, of which $55.2 million related to Egypt river vessels under construction scheduled for delivery between 2024 and 2026, $41.2 million related to eight Longships and two Longships-Seine scheduled for delivery in 2025 and 2026 and $6.1 million related to the Viking Aton, which was delivered in 2023.

During the year ended December 31, 2022, the Group reclassified $25.9 million from river vessels under construction to river vessels and equipment, in conjunction with the delivery of the Viking Osiris. Additionally, the Group reclassified $7.7 million and $7.0 million related to the Viking Mississippi vessel from river vessels under construction and intangible assets, respectively, to river vessels and equipment, upon delivery of the Viking Mississippi.

During the year ended December 31, 2023, the Group reclassified $27.4 million from river vessels under construction to river vessels and equipment, in conjunction with the delivery of the Viking Aton.

Ocean and expedition ships

In 2015, the Group took delivery of its first ocean ship and as of December 31, 2023, the Group had a fleet of nine ocean ships, including the Viking Saturn, which was delivered in 2023.

In 2021, the Group took delivery of its first expedition ship, which is designed for sailings in the polar regions and the Great Lakes of North America. As of December 31, 2023, the Group had a fleet of two expedition ships.

During the year ended December 31, 2022, additions to ocean and expedition ships and equipment included $0.2 million in improvements for ships.

During the year ended December 31, 2023, additions to ocean and expedition ships and equipment included $20.3 million primarily related to improvements for ships made during dry-dock. During the year ended December 31, 2023, the Group also had $12.2 million, net, in disposals related to ocean and expedition ships and equipment, primarily due to ocean dry-dock activities.

During the year ended December 31, 2022, the Group capitalized $882.5 million in ocean and expedition ships under construction primarily related to shipyard progress payments, primarily consisting of $299.4 million for the

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83

Viking Mars, $232.4 million for the Viking Polaris, $288.2 million for the Viking Neptune, $19.2 million for the Viking Saturn, $21.4 million for the Viking Vela and $21.8 million for the Viking Vesta. The Group reclassified $1,053.4 million from ocean and expedition ships under construction to ocean and expedition ships and equipment, in conjunction with the deliveries of the Viking Mars, Viking Polaris and Viking Neptune in 2022.

During the year ended December 31, 2023, the Group capitalized $505.8 million in ocean and expedition ships under construction primarily related to shipyard progress payments, consisting of $316.3 million for the Viking Saturn, which was delivered in 2023, $22.6 million for the Viking Vela, $22.6 million for the Viking Vesta, $49.6 million for Ship XIII, $24.8 million for Ship XIV, $25.6 million for Ship XV and $25.6 million for Ship XVI. Additions also included $18.7 million in costs related to hydrogen fuel cell technology for certain ocean ships. The Group reclassified $401.1 million from ocean and expedition ships under construction to ocean and expedition ships and equipment, in conjunction with the delivery of the Viking Saturn.

Impairment

During the year ended December 31, 2021, the Group determined certain indicators of potential impairment had occurred as a result of the impact of COVID-19 on the Group’s operations. The Group performed impairment analyses throughout 2021. For all vessels and ships, the calculated value in use exceeded the carrying value by greater than 20% as of December 31, 2021. For the year ended December 31, 2021, the Group did not recognize any impairment.

The Group has five river vessels in Russia and one river vessel in Ukraine, which are not Longships and were built prior to 1991. As a result of the Russia-Ukraine conflict, in the first quarter of 2022, the Group cancelled all sailings on these vessels. These cancellations were an indicator of potential impairment for these vessels. Accordingly, the Group recognized a $28.6 million impairment to decrease the carrying value of these river vessels to their estimated values in use of zero. The impairment is included in depreciation, amortization and impairment in the consolidated statement of operations for the year ended December 31, 2022.

Additionally, in 2022, the Group entered into a charter agreement for the Viking Legend river vessel, which included a sale of the vessel at the end of the lease. Based on the terms of the charter agreement, the Group determined that the carrying value of the Viking Legend exceeded its fair value less costs of disposal. Due to the similarities between the Viking Legend and Viking Prestige, including that neither vessel is a Longship and the Group has a similar strategy for the vessels, the Group also determined the carrying value of the Viking Prestige exceeded its recoverable amount. Accordingly, the Group recognized a $13.3 million impairment, which is included in depreciation, amortization and impairment in the consolidated statements of operations for the year ended December 31, 2022. Other than as described above, the Group did not identify any impairment indicators as of December 31, 2022.

The Group did not identify any impairment indicators related to property, plant and equipment and intangible assets as of December 31, 2023.

The Group’s conclusions regarding the valuation of its property, plant and equipment and intangible assets (including goodwill) may change in future periods if factors or circumstances cause the Group to revise its assumptions in future periods, including related to inflation and rising interest rates. The Group’s future cash flows may be impacted by climate related risks, including environmental changes or more stringent environmental regulations. Such changes may impact accounting estimates in future periods, which incorporate forecasted financial performance. See Note 2.

Intangible assets (including goodwill)

During the year ended December 31, 2022, additions to intangible assets of $13.5 million consisted of $9.5 million related to software and $4.0 million related to other intangible assets. Net intangible assets as of

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83

December 31, 2022 included software of $36.0 million, vessel design of $16.6 million, goodwill of $7.8 million and other intangible assets of $5.6 million.

During the year ended December 31, 2023, additions to intangible assets of $13.5 million consisted of $13.2 million related to software and $0.3 million related to other intangible assets. Net intangible assets as of December 31, 2023 included software of $33.4 million, vessel design of $15.5 million, goodwill of $8.0 million and other intangible assets of $5.2 million.

10.	LEASES

Movements in the Group’s ROU assets during the years ended December 31, 2022 and 2023 are outlined below:

(in USD and thousands)	River Vessels	Buildings	Other	Total
Cost as of January 1, 2022	$—	$75,143	$20,134	$95,277
Additions	225,141	6,776	6,153	238,070
Decreases and disposals	—	(12,570)	(4,172)	(16,742)
Effect of currency translation	—	(99)	(922)	(1,021)

Cost as of December 31, 2022	$225,141	$69,250	$21,193	$315,584
Accumulated depreciation and impairment as of January 1, 2022	—	(19,191)	(6,510)	(25,701)
Depreciation and impairment	(3,239)	(6,339)	(7,127)	(16,705)
Depreciation of disposals	—	14	3,329	3,343
Effect of currency translation	—	100	401	501

Accumulated depreciation and impairment as of December 31, 2022	$(3,239)	$(25,416)	$(9,907)	$(38,562)
Net book value

As of January 1, 2022	$—	$55,952	$13,624	$69,576

As of December 31, 2022	$221,902	$43,834	$11,286	$277,022

(in USD and thousands)	River Vessels	Buildings	Other	Total
Cost as of January 1, 2023	$225,141	$69,250	$21,193	$315,584
Additions	—	9,364	1,758	11,122
Disposals and decreases	—	—	(1,759)	(1,759)
Reclassified to property, plant and equipment and intangible assets	—	—	(7,451)	(7,451)
Reclassified to finance lease receivable	—	(1,535)	—	(1,535)
Effect of currency translation	—	11	241	252

Cost as of December 31, 2023	$225,141	$77,090	$13,982	$316,213
Accumulated depreciation and impairment as of January 1, 2023	(3,239)	(25,416)	(9,907)	(38,562)
Depreciation and impairment	(8,437)	(6,692)	(3,432)	(18,561)
Depreciation of disposals	—	—	1,122	1,122
Reclassified to property, plant and equipment and intangible assets	—	—	7,451	7,451
Reclassified to finance lease receivable	—	1,289	—	1,289
Effect of currency translation	—	(46)	(72)	(118)

Accumulated depreciation and impairment as of December 31, 2023	$(11,676)	$(30,865)	$(4,838)	$(47,379)
Net book value

As of January 1, 2023	$221,902	$43,834	$11,286	$277,022

As of December 31, 2023	$213,465	$46,225	$9,144	$268,834

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83

During the year ended December 31, 2022, additions of $238.1 million primarily related to the commencement of the time charters for the Viking Mississippi and Viking Saigon. The ROU assets and lease liabilities related to these charters include the amounts attributable to the use of the vessel asset, while amounts attributable to non-lease components for services are expensed as incurred and included in vessel operating in the consolidated statements of operations.

The Viking Mississippi charter agreement commenced in September 2022 and has an initial term of eight years with renewal options to extend the term to a total of 30 years, which the Group is reasonably certain to exercise. The charter agreement includes a base charter rate for the lease of the vessel asset and also includes expenses for services, such as management fees and vessel operating expenses, which are subject to change based on actual operating expenses. The Group recognized a $211.3 million ROU asset, which primarily included $173.8 million in lease liabilities related to the Viking Mississippi charter and $37.2 million in prepaid charter fees. The non-lease components for services are expensed as incurred. Viking Cruises Ltd (“VCL”), a wholly owned subsidiary of the Company, issued a corporate guarantee for all of the payments under the Viking Mississippi charter agreement.

The Viking Saigon charter agreement commenced in May 2022 and has an initial term of eight years with renewal options to extend the term to a total of 10 years, which the Group is reasonably certain to exercise. The Group recognized a $13.8 million ROU asset and $9.9 million in lease liabilities related to the Viking Saigon charter.

During the year ended December 31, 2023, additions of $11.1 million consisted primarily of $9.4 million related to leases for office spaces.

During the year ended December 31, 2022, decreases and disposals, net of accumulated depreciation, of $13.4 million consisted primarily of a $11.5 million decrease in ROU assets and lease liabilities, as a result of the Group’s reassessment of lease terms for certain office spaces.

The table below presents the Group’s lease liabilities movements during the years ended December 31, 2022 and 2023:

	2022	2023
(in USD and thousands)
As of January 1	$98,241	$262,410
Additions	196,575	11,122
Decreases and disposals	(13,120)	(1,280)
Interest expense	11,792	22,533
Payments	(30,120)	(41,722)
Effect of currency translation	(958)	960
Other	—	(1,397)

As of December 31	$262,410	$252,626

The table below presents the carrying amounts of the Group’s short-term and long-term lease liabilities as of December 31, 2022 and 2023:

	December 31,
	2022	2023
(in USD and thousands)
Short-term portion of lease liabilities	$22,991	$24,670
Long-term portion of lease liabilities	239,419	227,956

Total	$262,410	$252,626

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83

Total operating expenses related to short-term leases and leases for low-value assets for the years ended December 31, 2021, 2022 and 2023 were $1.6 million, $1.7 million and $0.9 million, respectively. Operating expenses related to variable lease payments for the years ended December 31, 2021, 2022 and 2023 were $15.9 million, $17.0 million and $2.1 million, respectively, primarily related to COVID-19 testing labs.

The table below summarizes the timing of future cash payments of the Group’s lease liabilities based on contractual undiscounted cash flows as of December 31, 2022 and 2023:

	December 31,
	2022	2023
(in USD and thousands)
3 months or less	$9,311	$8,398
4 to 12 months	30,622	34,768
1 to 5 years	167,470	161,718
Over 5 years	291,610	249,605

Total	$499,013	$454,489

The ship and vessel charters also include future cash payments for non-lease components, which are not included in the table above. Payments for non-lease components include expenses for services, such as management fees and vessel operating expenses, of which certain costs are subject to change based on actual operating expenses.

The table above excludes amounts for executed lease agreements not yet commenced as of December 31, 2022 and 2023, for ROU assets of which the Group has not yet obtained control.

In 2023, the Group entered into a charter agreement for an 80-berth river vessel, traveling through Vietnam and Cambodia for the 2025 through 2033 sailing seasons. The Group has an option to extend the charter for two additional seasons. The total amount of contractual payments for the initial term of nine seasons is $24.9 million, which includes payments for both lease and non-lease components.

11.	OTHER NON-CURRENT ASSETS

A summary of the Group’s other non-current assets as of December 31, 2022 and 2023 is outlined below:

	December 31,
	2022	2023
(in USD and thousands)
Prepaid debt transaction costs	$61,539	$69,239
Security for letters of credit	66,345	50,019
Other	9,975	17,597

Total	$137,859	$136,855

Prepaid debt transaction costs are comprised of the non-current portion of the fees paid in advance of loan and financial liability drawdowns, such as bank fees, commitment fees and export credit guarantee fees.

Security for letters of credit consists primarily of letters of credit required by various travel agencies and tourism regulatory bodies.

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83

12.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

A summary of the Group’s accrued expenses and other current liabilities as of December 31, 2022 and 2023 is outlined below:

	December 31,
	2022	2023
(in USD and thousands)
Interest payable	$75,143	$97,387
Operating costs	40,793	55,880
Product and commission costs	19,887	34,124
Marketing expenses	29,421	30,681
Payroll and employee costs	26,839	25,830
Overhead costs	18,818	23,368
Indirect taxes payable	14,899	18,250
Travel protection cancellation reserve	24,446	9,591
Other	60,984	59,930

Total	$311,230	$355,041

The changes in accrued expenses and other current liabilities are based on the timing of accruals for goods and services and payments.

13.	INCOME TAX

As the Company is a Bermuda entity, its statutory tax rate is in line with Bermuda’s 0% corporate income tax rate for the years ended December 31, 2021, 2022 and 2023. However, the Group operates worldwide and is subject to income tax in the countries where income is earned. The Group files income tax returns in international jurisdictions, including the U.S. federal jurisdiction and various U.S. state jurisdictions.

The income tax expense relates to foreign local taxes as well as temporary differences between book and tax. The major components of income tax expense for the years ended December 31, 2021, 2022 and 2023 are as follows:

	Year Ended December 31,
	2021	2022	2023
(in USD and thousands)
Current income tax:
Current income tax charge	$(4,487)	$(10,708)	$(10,963)
Adjustments in respect of current income tax of previous year	(1,109)	(271)	3,897
Deferred income tax:
Relating to origination and reversal of temporary differences	566	2,077	427

Income tax expense reported in the consolidated statements of operations	$(5,030)	$(8,902)	$(6,639)

	Year Ended December 31,
	2021	2022	2023
(in USD and thousands)
Consolidated statements of other comprehensive income (loss)
Tax effect of remeasurement on defined benefit plans	$(701)	$—	$412

Income tax charged directly to other comprehensive (loss) income	$(701)	$—	$412

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83

A reconciliation between the income tax expense and income before tax multiplied by Bermuda’s domestic tax rate for the years ended December 31, 2021, 2022 and 2023 is as follows:

	Year Ended December 31,
	2021	2022	2023
(in USD and thousands)
(Loss) income before income taxes	$(2,107,212)	$407,420	$(1,851,962)

At statutory income tax rate of 0%	—	—	—
Effects of higher tax rates in local jurisdictions	(5,030)	(8,902)	(6,639)

Income tax expense reported in the consolidated statements of operations	$(5,030)	$(8,902)	$(6,639)

Deferred Income Tax

Deferred income tax relates to the following:

	Consolidated statements of financial position		Consolidated statements of operations, consolidated statements of other comprehensive income (loss) and consolidated statements of changes in shareholders’ equity
	December 31,		Year Ended December 31,
	2022	2023	2021	2022	2023
(in USD and thousands)
Property, plant and equipment and intangible assets	$(2,340)	$(3,066)	$1,631	$2,981	$(726)
Prepaid credit card fees and commissions	(11,491)	(14,001)	(5,049)	(1,792)	(2,510)
Stock based compensation	13,835	44,916	11,453	(4,766)	31,081
Net operating losses available for offset against future taxable income	1,363	1,993	1,128	(1,711)	630
Leases	6,769	7,769	170	195	1,000
Other	2,833	1,160	(807)	(373)	(1,673)

Deferred income tax			$8,526	$(5,466)	$27,802

Net deferred tax asset	$10,969	$38,771

Deferred tax asset	$16,232	$42,853
Deferred tax liability	(5,263)	(4,082)

Deferred tax asset, net	$10,969	$38,771

Reconciliation of deferred tax asset, net

	2022	2023
As of January 1	$16,435	$10,969
Change in deferred taxes during the period recognized in the consolidated statements of operations	2,077	427
Change in deferred taxes during the period recognized in the consolidated statements of other comprehensive income (loss)	—	412
Change in deferred taxes during the period recognized in the consolidated statements of changes in shareholders’ equity	(7,543)	26,963

As of December 31	$10,969	$38,771

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83

As of December 31, 2022 and 2023, the Group had $13.4 million and $21.4 million, respectively, in unused tax losses for which no deferred tax assets were recognized in the consolidated statements of financial position, for all jurisdictions other than Bermuda. Of the $21.4 million unused tax losses as of December 31, 2023, $3.6 million will begin to expire in 2030 and $17.8 million do not expire. As of December 31, 2022 and 2023, the Group had $25.6 million and $20.4 million, respectively, in deductible temporary differences for which no deferred tax asset was recognized in the consolidated statements of financial position.

In December 2023, Bermuda enacted the Corporate Income Tax Act 2023 (the “CIT Act”), which applies to Bermuda entities that are part of multinational enterprise groups with annual revenues of €750 million or more, effective beginning on January 1, 2025. The CIT Act imposes a new corporate income tax rate of 15%. As part of the transition into the CIT Act, companies can elect to calculate an opening tax loss carryforward based on cumulative losses for 2020 to 2024, which can be used to offset taxable income beginning in 2025. Additionally, income arising from international shipping is exempted from the scope of the CIT Act to the extent certain requirements relating to strategic or commercial management in Bermuda are satisfied. The Group expects that the tax imposed under the CIT Act will be applicable to the Group and that its income arising from international shipping will be exempt from such tax in Bermuda. As of December 31, 2023, the Group had $149.4 million in cumulative unused tax losses for 2020 to 2023 in Bermuda related to non-exempt income for which no deferred tax assets were recognized in the consolidated statements of financial position. Tax losses in Bermuda do not expire.

The Group generates a portion of its cruise income from its international ocean and expedition cruises from sources within the U.S. Under Section 883 (“Section 883”) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), certain foreign corporations are exempt from U.S. federal income or branch profits tax on U.S. source income derived from or incidental to the international operation of vessels or ships. Section 883 does not exempt U.S. source income derived from a U.S. domestic trade or business. The Group has assessed that it qualifies for the benefits of Section 883. However, qualification for Section 883 depends upon various factors, including a specified percentage of the Group’s shares being owned, directly or indirectly, by shareholders who meet certain requirements, and can be challenged or could change in the future. Provisions of the Code, including Section 883, are subject to change at any time, and changes could occur in the future with respect to the identity, residence or holdings of the Group’s direct or indirect shareholders, which could impact the Group’s ability to qualify for the benefits of Section 883.

In December 2021, the Organization for Economic Cooperation and Development (“OECD”) issued model rules for the implementation of a 15% global minimum tax (“Pillar Two”). The Group is within the scope of the OECD Pillar Two model rules, however each country must enact local tax legislation to adopt the model rules. The current OECD guidelines exclude international shipping income from the scope of the global minimum tax to the extent certain requirements relating to strategic or commercial management are satisfied. Though the majority of the Group’s income is derived from international shipping, the Group continues to analyze the impact of the Pillar Two rules, which are inherently complex, not yet finalized in all jurisdictions and require multiple tax authorities to align on rules and interpretations. The primary factors that may change the Group’s final assessment of Pillar Two are the effect of the international shipping exemption, application of the CIT Act, and interpretations by various tax authorities of Pillar Two and corporate tax laws applied in other jurisdictions.

The Group regularly assesses its income tax provisions for uncertain tax positions, based solely on their technical merits, when it is not more likely than not to be sustained upon examination by the relevant tax authority. Based on all known facts and circumstances and current tax law, the total amount of the Group’s uncertain income tax position liabilities and related accrued interest are not significant to the Group’s financial position.

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83

14.	LOANS AND FINANCIAL LIABILITIES

A summary of the Group’s loans and financial liabilities recorded at amortized cost as of December 31, 2022 and 2023 is outlined below:

Loans and financial liabilities

		December 31,
		2022	2023
Loans and Financial Liabilities	Vessels and Ships Financed and Mortgaged	(in USD and thousands)
€54.2 million loan, variable base rate plus 2.2%—2.4%, due 2025	Viking Legend refinancing, Viking Baldur, Viking Magni	$35,201	$21,740
€236.1 million loan, fixed at 4.73% or variable at SOFR plus CAS and 2.0%, due through 2024	Viking Hermod, Viking Buri, Viking Heimdal, Viking Delling, Viking Lif	25,237	12,619
€20.3 million loan, variable base rate plus 2.4%, due 2026	Viking Kvasir	16,356	14,414
€288.9 million loan, fixed at 4.73% or variable at SOFR plus CAS and 2.0%, due through 2025	Viking Hlin, Viking Kara, Viking Mani, Viking Eir, Viking Lofn, Viking Vidar, Viking Skirnir, Viking Modi, Viking Gefjon, Viking Ve, Viking Mimir, Viking Vili	89,257	35,368
€225.8 million loan, fixed at 4.73% or variable at SOFR plus CAS and 2.0%, due through 2027	Viking Alruna, Viking Egil, Viking Kadlin, Viking Rolf, Viking Tialfi, Viking Vilhjalm, Viking Herja, Viking Hild, Viking Sigrun, Viking Einar	131,384	83,017
$53.5 million loan, fixed at 5.12%, due 2025	Viking Idi refinancing, Viking Astrild, Viking Beyla	22,412	18,398
$40.0 million loan, fixed at 5.43%, due 2027	Viking Hemming, Viking Osfrid and Viking Torgil refinancing	25,000	20,000
$102.0 million loan, fixed at 5.22%—5.26%, due 2028	Viking Vali, Viking Tir, Viking Ullur, Viking Sigyn	75,303	63,531
$15.1 million loan, variable base rate plus 2.35%, due 2029	Viking Helgrim	12,638	11,029
€153.2 million loan, variable at SOFR plus CAS and 1.30%—1.40%, due through 2029	Viking Hervor, Viking Gersemi, Viking Kari, Viking Radgrid, Viking Skaga, Viking Fjorgyn	158,774	129,222
€53.6 million loan, variable at SOFR plus CAS and 1.30%—1.40%, due through 2029	Viking Gymir, Viking Egdir	59,085	50,109
$291.2 million financial liability, due 2030	Viking Orion	237,324	223,896
$290.2 million financial liability, due 2031	Viking Jupiter	247,748	234,840
$255.7 million financial liability, variable at SOFR plus CAS and 3.0%, due 2033	Viking Octantis	242,931	230,145
$299.5 million financial liability, due 2034	Viking Mars	294,219	283,312
€316.6 million loan, fixed at 1.81%, due 2034	Viking Neptune	339,056	320,367
€316.6 million loan, fixed at 1.87%, due 2035	Viking Saturn	—	334,930
€6.2 million loan, fixed at 0.3%, due 2026		4,989	3,777
20.0 million CHF loan, fixed at 1.5%—2.0%, due 2027		18,040	15,847

Gross bank loans and financial liabilities		$2,034,954	$2,106,561
Less: Unamortized loan and financial liability fees		(72,062)	(96,169)

Total bank loans and financial liabilities		$1,962,892	$2,010,392
Less: Short-term portion of bank loans and financial liabilities		(251,561)	(253,020)

Long-term portion of bank loans and financial liabilities		$1,711,331	$1,757,372

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83

London Interbank Offered Rates Transition

Certain of the Group’s variable interest rate borrowings used USD London Interbank Offered Rates (“LIBOR”) through June 30, 2023. After June 30, 2023, LIBOR was no longer published.

The Alternative Reference Rate Committee, a committee convened by the Federal Reserve, identified the Secured Overnight Financing Rate (“SOFR”), a new index calculated by short-term repurchase agreements that is backed by United States Treasury securities, as its preferred alternative rate for LIBOR. As discussed below, the terms of the Group’s borrowings which had previously used LIBOR were amended to adopt the use of SOFR. These borrowings began using Term SOFR at the first interest rate adjustment date subsequent to June 30, 2023.

In connection with the transition from LIBOR to Term SOFR, the Group applied the practical expedient permitted by IFRS 9 Financial Instruments (“IFRS 9”), as issued by the IASB in 2020 and effective January 1, 2021. Term SOFR is expected to be largely equivalent on an economic basis to LIBOR, which allows for use of the practical expedient under IFRS 9. The practical expedient enables a company to account for a change in the contractual cash flows that are required by the reform by updating the effective interest rate to reflect the change in the benchmark rate, rather than treating the change as a termination of old debt replaced with new debt. The transition did not result in a significant change to the Group’s financial statements, its interest rate risk management strategy or its interest rate risk.

River vessel financing

Hermes Financing

Euler Hermes Aktiengesellschaft (“Hermes”) manages the official export credit guarantee scheme on behalf and for the account of the German Federal Government. Subsidiaries of the Group have loan agreements for which Hermes has provided guarantees equal to 95% of the loan amounts (the “Hermes Financing”). The Hermes Financing includes the €236.1 million loan, the €288.9 million loan, the €225.8 million loan, the €153.2 million loan and the €53.6 million loan. All loans that are part of the Hermes Financing are denominated in euros (“EUR” or “€”) at drawdown dates and are converted to USD based on the prevailing exchange rates on the dates of drawdown and have a term of eight and a half years from the drawdown dates with semi-annual payments. The Group selected fixed or variable rate financing for each of the drawdowns. Viking River Cruises Ltd (“VRC”), a subsidiary of the Group, has also issued a corporate guarantee for the obligations related to these loans. The Hermes Financing contains customary insurance and loan to value requirements and negative covenants subject to a number of important exceptions and qualifications, including, without limitation, covenants restricting indebtedness, liens, investments, mergers, affiliate transactions, asset sales, prepayment of indebtedness, dividends and other distributions.

In 2020 and 2021, the Group amended the Hermes Financing to defer principal payments due from April 2020 to March 2022 (the “deferral period”). Under the amended terms of the agreements, at each date within the deferral period that a principal payment was due, the Group made the principal payments with drawdowns of new tranches on the existing loans (“deferred tranches”). The deferred tranches have variable interest rates and are to be repaid semi-annually over a three to five year term beginning after the end of the deferral period, or can be repaid earlier. In connection with the amendments to these loan agreements, VCL became an additional guarantor of the loans while the deferred tranches are outstanding.

The Hermes Financing also has financial maintenance covenants that require VRC, as guarantor, and Viking River Cruises AG (“VRC AG”), as borrower, to maintain at all times following the first drawdown, an aggregate amount of consolidated free liquidity equal to or greater than $75.0 million. As defined by the loan, consolidated free liquidity includes cash and cash equivalents, marketable securities and receivables from credit card processors. As of December 31, 2023, VRC and VRC AG were in compliance with these financial maintenance covenants.

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83

In 2023, the Group amended its outstanding loan agreements related to the Hermes Financing. Beginning with the first interest rate adjustment for each variable rate loan subsequent to June 30, 2023, the variable rate is based on Term SOFR plus the Credit Adjustment Spread (“CAS”) and a margin. Term SOFR is administered by CME Group Benchmark Administration Limited. The relevant CAS was published by the International Swaps and Derivatives Association on March 5, 2021. The margin is determined by the lender, consistent with periods where LIBOR was published.

€54.2 Million Loan

In January 2013, the Group entered into a loan agreement for €54.2 million to finance the Viking Baldur and Viking Magni and to refinance the Viking Legend. The €54.2 million loan was converted to USD based on the prevailing exchange rates two days prior to the dates of drawdown and has a term of 10 years from drawdown dates with monthly payments and a balloon payment due upon maturity of the loan. The loan has variable rate financing. The loan also includes customary insurance requirements. VRC issued a corporate guarantee for this arrangement.

In 2020 and 2021, the Group deferred principal payments for the €54.2 million loan for principal payments due from April 2020 through March 2022 and extended the maturity date of the loan by a total of 25 months.

In November 2023, in connection with the planned sale of the Viking Legend at the end of its charter, the Group repaid $8.1 million of the €54.2 million loan, which reduced the portion of the loan associated with the Viking Legend to zero. See Note 28 for events taking place subsequent to December 31, 2023.

€20.3 Million Loan

In April 2014, the Group entered into a loan agreement for €20.3 million to finance the Viking Kvasir. The €20.3 million loan was converted to USD based on the prevailing exchange rates two days prior to the date of drawdown, and has a term of 10 years from the drawdown date with monthly payments and a balloon payment due upon maturity of the loan. The loan has variable rate financing. The loan also includes customary insurance requirements. VRC issued a corporate guarantee for this arrangement.

In 2020 and 2021, the Group deferred principal payments for the €20.3 million loan for principal payments due from April 2020 through March 2022 and extended the maturity date of the loan by a total of two years.

$53.5 Million Loan

In March 2015, the Group entered into a loan agreement for $53.5 million to finance the Viking Astrild and the Viking Beyla and to refinance the Viking Idi. The $53.5 million loan has a term of 10 years from drawdown dates with quarterly installments and a balloon payment due upon maturity of the loan. The loan has fixed rate financing. The loan also includes customary insurance requirements. VRC issued a corporate guarantee for this arrangement.

$40.0 Million Loan

In December 2017, the Group entered into a loan agreement for $40.0 million to refinance three vessels operating in Portugal, the Viking Hemming, Viking Osfrid and Viking Torgil. The $40.0 million loan has a term of eight years from drawdown date with quarterly payments. The loan has fixed rate financing. The loan also includes customary insurance requirements. VCL issued a corporate guarantee for this arrangement.

In 2020 and 2021, the Group amended the $40.0 million loan to defer principal payments due from June 2020 through March 2022 and extended the maturity date of the loan by a total of two years.

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83

$102.0 Million Loan

In December 2017, the Group entered into a loan agreement for $102.0 million to finance the Viking Vali, Viking Tir, Viking Sigyn and Viking Ullur. The $102.0 million loan has a term of eight and half years from drawdown date with monthly payments. The loan has fixed rate financing. The loan also includes customary insurance requirements. VRC issued a corporate guarantee for this arrangement.

In 2020, the Group amended the $102.0 million loan to defer principal payments due from June 2020 through May 2021. The amendment also increased the interest rate by 0.25% for June 2020 through December 2022, which increased the fixed interest rates to a range of 5.47% to 5.51%. In 2021, the Group amended the $102.0 million loan to defer principal payments due from June 2021 through May 2022. As a result of the deferrals in 2020 and 2021, the maturity date of the loan was extended by a total of one year and the remaining monthly principal payment amounts increased.

$15.1 Million Loan

In April 2019, the Group entered into a loan agreement for $15.1 million to refinance the Viking Helgrim. The $15.1 million loan has a term of 10 years from the drawdown date with monthly payments. The loan has variable rate financing. The loan also includes customary insurance requirements. VRC issued a corporate guarantee for this arrangement.

In 2020 and 2021, the Group deferred principal payments for the $15.1 million loan for principal payments due from May 2020 through March 2022, which increased all remaining monthly principal payment amounts. These deferrals did not extend the maturity date of the loan.

Other loans

€6.2 Million Loan

In July 2020, the Group entered into a loan agreement for €6.2 million and drew down the full amount, of which 90% is guaranteed by the French government. The loan has a fixed interest rate and is denominated in EUR. In March 2021, the Group selected a five year repayment term, with quarterly payments from the selection date.

20.0 Million CHF Loan

In the third quarter of 2020, the Group obtained a credit facility for 20.0 million Swiss Francs (“CHF”), of which 85% is guaranteed by the Swiss government, due December 2024, denominated in CHF with semi-annual payments beginning in 2021. In 2021, the Group amended the credit facility, which extended the due date to 2027 and reduced the amount of each semi-annual payment beginning in the first quarter of 2022. Effective April 1, 2023, the interest rate for the credit facility increased by 1.5%. The credit facility contains customary requirements including, without limitation, covenants restricting indebtedness.

Ocean and Expedition Ship Financing

Charter Financing

The Group previously entered into charter agreements to finance the Viking Orion, Viking Jupiter, Viking Octantis and Viking Mars. The charter agreements are accounted for as financial liabilities. The charter rates for the Viking Orion, Viking Jupiter and Viking Mars are designated as fixed rate charters. The charter rate for the Viking Octantis is designated as a variable rate charter, which was previously based on LIBOR. Beginning in the third quarter of 2023, the variable rate charter for the Viking Octantis charter is based on SOFR plus the CAS and a margin. The charter periods are 144 months beginning from the delivery date of each ship and include a purchase obligation at the end of the charter term, with an option to purchase the ship beginning on the third

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83

anniversary of the charter commencement date. VCL issued a corporate guarantee for these arrangements. The Group took delivery of the Viking Orion in June 2018, Viking Jupiter in February 2019, Viking Octantis in December 2021 and Viking Mars in May 2022.

SACE Financing

SACE SpA (“SACE”), which manages the official export credit guarantee scheme on behalf and for account of the Italian Government, provides an insurance policy to the lenders covering 100% of the principal and interest of a facility amount. Eight subsidiaries of the Group each have a loan agreement for which SACE has provided an insurance policy to the lenders covering 100% of the principal and interest of the facility amount (the “SACE Financing”). Each loan will be drawn down upon delivery of the related ocean ship. As of December 31, 2023, the outstanding SACE Financing includes the €316.6 million Neptune loan and the €316.6 million Saturn loan. All loans that are part of the SACE Financing are for up to 80% of the newbuild’s contract price, including certain change orders, plus 100% of the Export Credit Agency premium (the “Facility”). The interest rate for each of these loans is fixed and the loans have a term of 12 years from the drawdown date with semi-annual payments, the first of which is due six months after the drawdown at delivery. VCL and Viking Ocean Cruises II Ltd (“VOC II”), a subsidiary of the Group, have jointly and severally guaranteed each of these loans. For the €316.6 million Neptune and the €316.6 million Saturn loans, the Group exercised the euro option. Unless the euro option is exercised for the Viking Vela and Viking Vesta, these SACE supported loans are denominated in USD and the total amount of the loans is determined based on the Facility converted to USD within 12 business days prior to the intended dates of drawdown. For Ship XIII, Ship XIV, Ship XV and Ship XVI, SACE Financing will be available for drawdown in USD.

The Group took delivery of the Viking Neptune in November 2022.

Upon delivery of the Viking Saturn in April 2023, the Group drew down €316.6 million ($349.1 million) from the related SACE supported loan. In addition, the Group capitalized loan costs of $41.3 million, which are presented as a reduction of the loan amount.

As the principal amount of both the €316.6 million Neptune and the €316.6 million Saturn loans are outstanding in euros, the loan balances at each period end are translated to USD. For the year ended December 31, 2022, the translation resulted in a currency loss of $20.0 million and an increase to the loan balance of $20.0 million for the €316.6 million Neptune loan. For the year ended December 31, 2023, the translation resulted in a net currency loss of $9.7 million and a net increase to the loan balances of $9.7 million for the €316.6 million Neptune and the €316.6 million Saturn loans. The changes on the conversion of these loans were included in currency gain (loss) in the consolidated statements of operations for the years ended December 31, 2022 and 2023.

Ocean cruise financial liability deposit

The Viking Orion charter agreement requires the Group to maintain a minimum of $6.5 million in a financial liability deposit throughout the charter period, which is included in cash and cash equivalents on the consolidated statements of financial position.

Undrawn borrowing facilities

As of December 31, 2023, the Group had SACE Financing to finance the Viking Vela, Viking Vesta, Ship XIII, Ship XIV, Ship XV and Ship XVI. The Group has also entered into two loan agreements for €167.5 million each to finance eight Longships and two Longships–Seine scheduled for delivery in 2025 and 2026. These loan agreements will be drawn down on the delivery of each ship or vessel. See Note 24.

See Note 28 for events taking place subsequent to December 31, 2023.

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83

Secured Notes

		December 31,
		2022	2023
Notes	Collateral	(in USD and thousands)
$675.0 million Secured Notes, fixed 5.000% due 2028	Viking Star, Viking Sea and Viking Sky	$675,000	$675,000
$675.0 million Secured Notes, fixed 13.000% due 2025	Viking Prestige, Viking Odin, Viking Idun, Viking Freya, Viking Njord, Viking Eistla, Viking Bestla, Viking Embla, Viking Aegir, Viking Skadi, Viking Bragi, Viking Tor, Viking Var, Viking Forseti, Viking Rinda, Viking Jarl, Viking Atla, Viking Gullveig, Viking Ingvi, Viking Alsvin and certain intellectual property	675,000	—
$350.0 million Secured Notes, fixed 5.625% due 2029	Viking Venus	350,000	350,000

Gross Secured Notes		$1,700,000	$1,025,000

Less: Secured Notes fees and discounts		(29,608)	(9,343)

Total Secured Notes		$1,670,392	$1,015,657

$675.0 Million 2028 Secured Notes

In February 2018, VOC Escrow Ltd, a wholly owned subsidiary that was subsequently merged into Viking Ocean Cruises Ltd, issued $675.0 million in principal amount of its 5.000% Senior Secured Notes due 2028 (the “2028 Secured Notes”) with semi-annual interest payments. The 2028 Secured Notes are guaranteed on a senior unsecured basis by VCL and on a senior secured basis by Viking Ocean Cruises Ship I Ltd, Viking Ocean Cruises Ship II Ltd and Viking Sea Ltd. The 2028 Secured Notes are secured on a first priority basis by mortgages granted by Viking Ocean Cruises Ship I Ltd, Viking Ocean Cruises Ship II Ltd and Viking Sea Ltd over the Viking Star, Viking Sky and Viking Sea, respectively, and certain of their other ship related assets.

$675.0 Million 2025 Secured Notes

In May 2020, VCL issued $675.0 million in principal amount of its 13.000% Senior Secured Notes due 2025 (the “2025 Secured Notes”) with semi-annual interest payments. The Group used the net proceeds from the 2025 Secured Notes to fund an intercompany loan to VRC AG, which used $74.2 million of the proceeds thereof to repay outstanding debt, accrued interest and fees on certain outstanding loans for river vessels, as outlined in the table above, and the remainder for general corporate purposes. The 2025 Secured Notes were secured on a first priority basis by certain intellectual property and the intercompany loan made by VCL to VRC AG, which was secured by certain river vessels as noted in the table above and certain of VRC AG’s other assets related to these river vessels. The 2025 Secured Notes were guaranteed by VCL’s subsidiaries that guarantee the 2025 VCL Notes and the 2027 VCL Notes, as defined below.

In July 2023, the Group used the proceeds from the issuance of the 2031 VCL Notes, as defined below, and cash on hand, to fund the redemption of all outstanding 2025 Secured Notes, thereby fully extinguishing the 2025 Secured Notes. For the year ended December 31, 2023, in connection with the redemption, the Group recognized non-recurring charges in interest expense of $48.0 million, comprised of $32.9 million for the redemption

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83

premium and $15.1 million of unamortized loan fees. For the year ended December 31, 2023, the Group also had a loss of $33.3 million to derecognize the 2025 Secured Notes embedded derivative, which is included in other financial income (loss) in the consolidated statement of operations. See Note 8.

$350.0 Million 2029 Secured Notes

In February 2021, Viking Ocean Cruises Ship VII Ltd (“Ship VII”), a wholly owned subsidiary, issued $350.0 million in principal amount of its 5.625% Senior Secured Notes due 2029 (the “2029 Secured Notes” and, collectively with the 2028 Secured Notes and the 2025 Secured Notes, the “Secured Notes”) with semi-annual interest payments. The net proceeds from the 2029 Secured Notes were used to pay the remaining contract price for the Viking Venus. The 2029 Secured Notes are secured on a first priority basis by a mortgage granted by Ship VII over the Viking Venus and certain of its other ship related assets. The 2029 Secured Notes are guaranteed on a senior unsecured basis by VCL.

The indentures governing the Secured Notes contain customary negative covenants applicable to VCL and its restricted subsidiaries, subject to a number of important exceptions and qualifications, including, without limitation, covenants restricting indebtedness, liens, investments, mergers, affiliate transactions, asset sales, prepayment of indebtedness and dividends and other distributions. In addition, the indentures governing the Secured Notes contain a cross-default provision whereby the failure by VCL or any of its restricted subsidiaries to make principal payments under other borrowing arrangements or the occurrence of certain events affecting those other borrowing arrangements could trigger an obligation to repay the Secured Notes. Pursuant to the indentures governing the Secured Notes, the issuers or the guarantors also entered into security documents containing customary insurance requirements.

The Secured Notes do not contain any financial maintenance covenants.

Unsecured Notes

		December 31,
		2022	2023
Notes	Purpose	(in USD and thousands)
$250.0 million VCL Notes, fixed 6.250% due 2025	General corporate purposes, including without limitation working capital, capital expenditures, repayment of outstanding indebtedness and the acquisition of river vessels or ocean ships	$250,000	$250,000
$825.0 million VCL Notes, fixed 5.875% due 2027	To fund the tender offer and redemption of the 2022 VCL Notes and general corporate purposes	825,000	825,000
$500.0 million VCL Notes, fixed 7.000% due 2029	General corporate purposes	500,000	500,000
$720.0 million VCL Notes, fixed 9.125% due 2031	To fund the redemption of the 2025 Secured Notes	—	720,000

Gross Unsecured Notes		$1,575,000	$2,295,000

Less: Unsecured Notes fees and discounts, net of premiums		(19,143)	(24,754)

Total Unsecured Notes		$1,555,857	$2,270,246

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83

$250.0 Million 2025 VCL Notes

In May 2015, VCL issued $250.0 million in principal of the 6.250% Senior Notes due 2025 (the “2025 VCL Notes”) with semi-annual interest payments. Certain of the Group’s subsidiaries jointly and severally guarantee the 2025 VCL Notes on a senior basis.

$825.0 Million 2027 VCL Notes

In September 2017, VCL issued $550.0 million in principal of the 5.875% Senior Notes due 2027 (the “2027 VCL Notes”) with semi-annual interest payments. In February 2018, VCL issued $275.0 million in principal amount of additional 2027 VCL Notes. The 2027 VCL Notes are guaranteed by the same subsidiaries that guarantee the 2025 VCL Notes.

$500.0 Million 2029 VCL Notes

In 2021, VCL issued $500.0 million in principal amount of its 7.000% Senior Notes due 2029 (the “2029 VCL Notes”) with semi-annual interest payments. The 2029 VCL Notes are guaranteed by VCL’s subsidiaries that guarantee the 2025 VCL Notes and the 2027 VCL Notes, except for Viking Catering AG.

$720.0 Million 2031 VCL Notes

In June 2023, VCL issued $720.0 million in principal amount of its 9.125% Senior Notes due 2031 (the “2031 VCL Notes” and, together with the 2025 VCL Notes, the 2027 VCL Notes and the 2029 VCL Notes, the “Unsecured Notes”) with semi-annual interest payments. As described above, the net proceeds from the 2031 VCL Notes, together with cash on hand, were used to fund the redemption of the 2025 Secured Notes, including all premiums, accrued and unpaid interest and costs and expenses related to the redemption, and the satisfaction and discharge of the indenture governing the 2025 Secured Notes and related fees and expenses. The 2031 VCL Notes are guaranteed by VCL’s subsidiaries that guarantee the 2025 VCL Notes and the 2027 VCL Notes, except for Viking Catering AG and Passenger Fleet LLC.

The Group capitalized debt transaction costs related to the 2031 VCL Notes totaling $10.0 million, which are presented as a reduction to the loan amount.

The indentures governing the Unsecured Notes contain customary negative covenants applicable to VCL and its restricted subsidiaries, subject to a number of important exceptions and qualifications, including, without limitation, covenants restricting indebtedness, liens, investments, mergers, affiliate transactions, asset sales, prepayment of indebtedness and dividends and other distributions. In addition, the indentures governing the Unsecured Notes contain a cross-default provision whereby the failure by VCL or any of its restricted subsidiaries to make principal payments under other borrowing arrangements or the occurrence of certain events affecting those other borrowing arrangements could trigger an obligation to repay the Unsecured Notes.

The Unsecured Notes do not contain any financial maintenance covenants.

The indentures governing the Secured Notes and Unsecured Notes include covenants that generally restrict the amount of funds that can be transferred from VCL and its restricted subsidiaries to the Company to a basket, which is calculated based on a cumulative earnings metric. As of December 31, 2022 and 2023, essentially all of the net assets of the subsidiaries of the Company, but excluding the Company itself, were restricted.

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15.	OTHER NON-CURRENT LIABILITIES

A summary of the Group’s other non-current liabilities as of December 31, 2022 and 2023 is outlined below:

	December 31,
	2022	2023
(in USD and thousands)
Warrant liability	$26,597	$134,270
Travel protection payable	13,080	31,701
Other	10,003	5,310

Total	$49,680	$171,281

The warrant liability relates to the fair value of warrants for Ordinary Shares issued to VCAP. See Note 19. The fair value of the warrant liability increased from December 31, 2022 to December 31, 2023 as a result of an increase in the Ordinary Share price of the Company. For the years ended December 31, 2022 and 2023, the Company recognized a gain of $40.6 million and a loss of $107.7 million, respectively, on remeasurement of the warrant liability.

Travel protection payable relates to the non-current portion of amounts payable to the insurance company that underwrites certain parts of the Group’s travel protection.

16.	BENEFIT PLANS

Defined benefit plans

The Group’s obligations under the collective pension funds in Switzerland include obligations for current and future payments for both its employees in Switzerland and their dependents in the event of old age, disability or death. The retirement age under the plans is 64 years for women and 65 years for men, and beneficiaries of the plans can choose between annuity payments or a lump sum payment.

The outflow of funds due to pension payments and other obligations can be reliably estimated. Contributions to the pension funds are equally made by the participants and the employer on a regular basis based on age as specified under the BVG. Individual retirement savings accounts are maintained for each beneficiary, to which contributions of the employer and employees and accrued interest are credited. All pension assets are held by the collective pension funds and the Group does not have involvement in how the Group’s assets are invested or allocated within the collective funds. The Group does not make use of any assets held by the pension plans.

A summary of the Group’s defined benefit obligations, plan assets and asset ceiling as of December 31, 2022 and 2023 is outlined below:

	December 31,
	2022	2023
(in USD and thousands)
Present value of pension obligations	$36,397	$49,884
Plan assets	(36,642)	(48,981)
Asset ceiling	367	—

Net book value of pension obligations	$122	$903

The net book value of pension obligations is included within other non-current liabilities on the consolidated statements of financial position as of December 31, 2022 and 2023. See Note 15.

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A summary of the changes in plan assets, defined benefit obligations and asset ceiling is outlined below:

Plan assets

	December 31,
	2022	2023
(in USD and thousands)
Balance as of January 1	$40,491	$36,642
Interest income	131	865
Return on plan assets	(4,136)	(1,312)
Contributions by participants and employer	8,232	9,472
Other(1)	(4,059)	4,754
Benefits paid	(3,401)	(5,619)
Translation differences	(616)	4,179

Balance as of December 31	$36,642	$48,981

Defined benefit obligations

	December 31,
	2022	2023
(in USD and thousands)
Balance as of January 1	$41,634	$36,397
Service costs	3,214	2,452
Interest expense	131	826
Contributions by participants	4,069	4,662
Actuarial (gains) losses	(4,504)	2,227
Other(1)	(4,059)	4,754
Benefits paid	(3,401)	(5,619)
Translation differences	(687)	4,185

Balance as of December 31	$36,397	$49,884

(1)	These amounts relate to the plan assets and defined benefit obligations of employees with seasonal contracts who do not have active contracts with the Group as of December 31 of the respective period.

Asset ceiling

	December 31,
	2022	2023
(in USD and thousands)
Balance as of January 1	$—	$367
Asset ceiling effect excluding interest expense and foreign currency translation	356	(377)
Foreign currency translation	11	10

Balance as of December 31	$367	$—

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Reconciliation of net pension liability

	December 31,
	2022	2023
(in USD and thousands)
Net pension liability as of January 1	$1,143	$122
Pension expenses recognized in the consolidated statements of operations	3,214	2,413
Amounts recognized in the consolidated statements of other comprehensive income (loss)	(1)	3,162
Contributions by employer	(4,163)	(4,810)
Translation differences	(71)	16

Net pension liability as of December 31	$122	$903

A summary of the amounts included in the Group’s consolidated statements of operations and consolidated statements of other comprehensive income (loss) for the years ended December 31, 2021, 2022 and 2023 is outlined below:

	Year Ended December 31,
	2021	2022	2023
(in USD and thousands)
Service costs	$5,050	$3,214	$2,452
Interest on defined benefit obligation	3	—	(39)
Pension expenses recognized in the consolidated statements of operations	$5,053	$3,214	$2,413

Actuarial gains (losses)	$3,060	$4,504	$(2,227)

Return on plan assets	2,313	(4,136)	(1,312)
Effect of limiting defined benefit asset (asset ceiling)	—	(367)	377

Gains (losses) recognized in the consolidated statements of other comprehensive income (loss)	$5,373	$1	$(3,162)

The pension plan assets are managed by the collective pension funds based on the investment strategy approved by the governing bodies of the respective funds, subject to legal requirements under the BVG. The following breakdown of the pension plan assets by those plan assets that have a quoted market price in an active market and those that do not, was computed by taking the weighted average of the respective pension fund’s breakdown of total plan assets and the fair value of the Group’s plan assets in each plan compared to its total plan assets:

	Year Ended December 31, 2021			Year Ended December 31, 2022			Year Ended December 31, 2023
	Quoted	Not Quoted	Total	Quoted	Not Quoted	Total	Quoted	Not Quoted	Total
Equity securities	31%	0%	31%	28%	0%	28%	29%	0%	29%
Debt securities	30%	2%	32%	30%	0%	30%	32%	0%	32%
Property	12%	10%	22%	14%	13%	27%	12%	13%	25%
Cash and cash equivalents	2%	2%	4%	2%	2%	4%	2%	2%	4%
Other investments	5%	6%	11%	4%	7%	11%	4%	6%	10%

Total	80%	20%	100%	78%	22%	100%	79%	21%	100%

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The Group applies the latest available data for demographic assumptions in Switzerland (BVG2020) for calculating defined benefit obligations. The primary actuarial assumptions for the weighted average rates for the years ended December 31, 2021, 2022 and 2023 is outlined below:

	Year Ended December 31,
The weighted average rates	2021	2022	2023
Discount rate	0.33%	2.25%	1.50%
Salary increase rate	1.00%	1.00%	1.00%

The calculation of the defined benefit obligations is most sensitive to changes in the discount rate. As of December 31, 2023, a 0.5% decrease in the discount rate will increase the defined benefit obligations by 4.6%, while a 0.5% increase in the discount rate will decrease the defined benefit obligations by 3.9%. The sensitivity analysis is based on a change in a significant assumption, keeping all other assumptions constant. The sensitivity analysis may not be representative of an actual change in the defined benefit obligation as it is unlikely that changes in assumptions would occur in isolation from one another.

As of December 31, 2023, the Group expects to contribute $3.6 million during 2024 for the defined benefit plans. The average duration of the defined benefit obligations as of December 31, 2023 ranges from 8.2 years to 9.2 years.

Defined contribution plans

The Group sponsors a 401(k) plan for employees in the United States. According to the plan, employees may designate a portion of their pre-tax earnings for contribution to the plan. The Group matched the first $4,000 contributed by an employee, dollar for dollar, for the years ended December 31, 2021 and 2022, and matched employee contributions dollar for dollar, up to 4% of total compensation, for the year ended December 31, 2023. For the years ended December 31, 2021, 2022 and 2023, the Group recognized $1.2 million, $1.6 million and $3.3 million, respectively, in selling and administration in the consolidated statements of operations, related to the employee contribution match. The Group also offers a group stakeholder pension plan for its employees in the United Kingdom in which the Group contributes 5% of gross annual salary for all employees to the plan.

17.	VESSEL OPERATING EXPENSES

A summary of vessel operating expenses for the years ended December 31, 2021, 2022 and 2023 is outlined below:

	Year Ended December 31,
	2021	2022	2023
(in USD and thousands)
Employee costs	$160,840	$298,140	$354,049
Fuel, port charges and insurance	111,520	255,662	347,849
Food, consumables and durables	50,085	156,119	220,392
Repair and maintenance	54,466	97,393	141,331
VAT expense	15,438	54,699	63,959
Charter fees	—	3,521	11,492
Other	65,963	108,625	72,604

Total vessel operating expenses	$458,312	$974,159	$1,211,676

For the years ended December 31, 2021, 2022 and 2023, the Group received $15.5 million, $4.4 million and $4.5 million, respectively, in government subsidies related to furloughing staff in certain locations. These subsidies constitute government grants related to income and have been presented as a reduction of the employee costs within vessel operating in the consolidated statements of operations.

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18.	INTEREST EXPENSE

Interest expense for the years ended December 31, 2021, 2022 and 2023 is outlined below:

	Year Ended December 31,
	2021	2022	2023
(in USD and thousands)
Interest on debts and borrowings	$369,088	$407,732	$427,052
Loss on early extinguishment of debt	—	—	48,114
Amortization of debt and borrowing transaction costs	21,466	34,639	38,393
Interest for lease liabilities	5,330	11,792	22,533
Modification gains on loans and financial liabilities, net	(13,434)	—	—
Bank fees and other	2,043	2,474	2,882

Total interest expense	$384,493	$456,637	$538,974

For the year ended December 31, 2021, modification gains on loans and financial liabilities, net primarily related to changes in the Group’s expectations of whether the Series C Preferential Dividends would be paid in cash or through the Series C PIK, as defined in Note 19. Additionally, for the year ended December 31, 2023, loss on early extinguishment of debt primarily related to non-recurring charges for the loss on early extinguishment of the 2025 Secured Notes. See Note 14.

19.	SHARE CAPITAL

In 2016 and 2017, the Company issued Series A Preference Shares and Series B Preference Shares, respectively. In February 2021, the Company issued Series C Preference Shares to TPG VII Valhalla Holdings, L.P. (“TPG”) and CPP Investment Board PMI-3 Inc. (“CPP Investments”) (“the Series C Financing”), the existing holders of the Series A Preference Shares and Series B Preference Shares or their affiliates. In connection with closing the Series C Financing, the Company adopted the Third Amended and Restated Bye-Laws (the “Bye-Laws”), which set forth the rights and preferences of the Series C Preference Shares and the Company’s other classes of stock following the Series C Financing. The key terms of the Series C Financing and the Bye-Laws are provided below.

Share and per share amounts for all share classes have been revised to give effect to the 26-for-1 share split for all periods presented, including the number of Ordinary Shares issuable upon the exercise of warrants. See Note 2.

Series C Financing

At closing, the Company issued a total of 184,267,200 Series C Preference Shares, with an equal number of shares issued to each of TPG and CPP Investments. Of the total Series C Preference Shares issued, 91,000,000 Series C Preference Shares were issued for cash consideration of $7.69 per share, for total proceeds to the Company of $700.0 million. The remaining 93,267,200 Series C Preference Shares were issued in exchange for the Company’s repurchase for cancellation of all outstanding Series A Preference Shares and Series B Preference Shares (“Equity Subscribed Shares”). The number of Equity Subscribed Shares was calculated as of the closing date, as follows: (i) the aggregate liquidation preference plus accrued and unpaid dividends, for all Series A Preference Shares and Series B Preference Shares, divided by (ii) $7.69. The aggregate Series C Liquidation Preference at closing was $1,417.4 million.

At closing, the Company also issued two warrants for 8,733,400 Ordinary Shares to VCAP, with each warrant being for 4,366,700 Ordinary Shares and tied to either TPG’s or CPP Investments’ equity in the Company. The

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vesting period of the warrants commenced on the date of issuance and ends at the later of five years or upon the sale of all of TPG’s or CPP Investments’ equity in the Company. The number of warrants that vest is based on either the proceeds to TPG or CPP Investments upon a sale of their equity in the Company or the trading price of the Company’s equity following an initial public offering. The number of warrants that vest depends on the value per Ordinary Share, with 0% vesting at $15.38 or lower price per Ordinary Share and 100% vesting at $23.08 or higher price per Ordinary Share, and linear vesting between $15.38 and $23.08 per Ordinary Share. The warrants have an exercise price of $0.01.

Under the terms of the Series C Financing, the Company agreed to repurchase for cancellation an aggregate of 26,000,000 Ordinary Shares and Non-Voting Ordinary Shares from VCAP for $7.69 per share for an aggregate amount of $200.0 million. Of the total 26,000,000 shares repurchased, 7,517,692 were Non-Voting Ordinary Shares and 18,482,308 were Ordinary Shares.

Upon closing of the Series C Private Placement, the Company received cash proceeds and the Series A and Series B Private Placement liabilities and derivatives were extinguished (the “Private Placement refinancing”). Accordingly, the Company derecognized the carrying values of the Series A and Series B Private Placement liabilities and derivatives. Also upon closing, the Series C Private Placement liability and Series C Private Placement derivative were recognized at their fair values of $1,389.1 million and $755.3 million, respectively. The Company recognized a $367.2 million loss on Private Placement refinancing, which included: (1) the difference between (a) the fair value of the Series C Private Placement liability and Series C Private Placement derivative at closing and (b) the aggregate carrying values of Series A and Series B Private Placement liabilities and derivatives, and cash received, and (2) direct transaction costs.

The difference between the fair value of the Series C Private Placement liability at closing and the Series C Liquidation Preference was $28.3 million, which is a financial liability discount presented as a reduction to the financial liability amount on the consolidated statement of financial position.

Share capital

As of December 31, 2022 and 2023, the authorized, issued and outstanding share capital was as follows:

	As of December 31, 2022				As of December 31, 2023
(in thousands, except per share amounts)	Shares Authorized	Shares Issued	Shares Outstanding	Liquidation Preference Per Share	Shares Authorized	Shares Issued	Shares Outstanding	Liquidation Preference Per Share
Non-Voting Ordinary Shares	78,000	—	—	$—	78,000	—	—	$—
Ordinary Shares	1,040,000	94,165	94,165	$—	1,040,000	94,165	94,165	$—
Special Shares	156,000	127,771	127,771	$—	156,000	127,771	127,771	$—
Preference Shares	26,000	3,319	3,319	$0.38	26,000	3,319	3,319	$0.38
Series C Preference Shares	185,120	184,267	184,267	$7.69	185,120	184,267	184,267	$7.69

In 2021, the Company retired all 15,403,700 Non-Voting Ordinary Shares held as treasury shares. In connection with the retirement of treasury shares, the Company reduced share capital and share premium by an aggregate of $19.0 million and increased retained losses by $132.2 million. As of December 31, 2022 and 2023, the treasury shares balance was zero.

As of December 31, 2022 and 2023, the total issued shares excluding the Series C Preference Shares was 225,255,888, at $0.01 par value per share, for a total of $2.3 million. As described above, the Series C Preference Shares are accounted for as financial liabilities and as a result, their par value is not included in share capital as of December 31, 2022 and 2023.

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Rights and preferences of share capital under the Bye-Laws

Dividends

In preference to the holders of the Ordinary Shares, Non-Voting Ordinary Shares, Special Shares and Preference Shares (the “Junior Shares”), the Series C Preference Shares are entitled to receive dividends at a rate per annum of (i) 6.00% of the liquidation preference of the Series C Preference Shares (“Series C Liquidation Preference”) if paid in cash or (ii) 8.00% of the Series C Liquidation Preference if paid by accretion to the Series C Liquidation Preference (“Series C PIK”) (“Series C Preferential Dividend”). The Series C Preferential Dividend compounds and is payable semi-annually in June and December of each year (each a “Series C Dividend Payment Date”). Because the Series C Shares are accounted for as financial liabilities, the Series C Preferential Dividend is recognized as interest expense in the consolidated statements of operations. See additional discussion below under the caption Dividend Activity for activity related to the Series C Preferential Dividend.

As long as the Series C Preference Shares remain outstanding, dividends cannot be declared or paid on the Junior Shares without the approval of the holders of at least a majority of the outstanding Series C Preference Shares unless (1) such dividends are paid on a Series C Dividend Payment Date, (2) the Series C Preferential Dividend has been paid in full, either by cash or through the Series C PIK and (3) such dividends in the aggregate do not exceed the then applicable dividend cap. The dividend cap was $27.8 million for the June 2021 dividend date, $22.2 million for the December 2021 dividend date, and increases by 3% for each dividend date thereafter. Dividends paid to the Junior Shares with dividend rights will be paid through issuance of additional shares (“PIK”) unless the Series C Preferential Dividend is paid in cash. Dividends paid by PIK are paid in the same class of shares to which the PIK relates and are issued based on a price of $7.69 per share. Ordinary Shares and Special Shares are entitled to dividends proportionately according to the number of shares held. Preference Shares are entitled to a cumulative dividend per year equal to the greater of (1) $0.01 per Preference Share or (2) the dividends paid per year on each Ordinary Share.

Non-Voting Ordinary Shares are not entitled to dividends.

Voting

Series C Preference Shares are entitled to the number of votes equal to the number of Ordinary Shares into which the Series C Preference Shares can convert.

Preference Shares generally do not have voting rights, but are entitled to one vote per share if at any point the dividends to which Preferences Shares are entitled have not been paid in full for two consecutive years. Once the dividends have been paid in full, the Preference Shares cease to have voting rights.

Ordinary Shares are entitled to one vote per share. Special Shares are entitled to 10 votes per share. Non-Voting Ordinary Shares have no voting rights.

Conversion

Each Series C Preference Share is convertible, at the holder’s option, to Ordinary Shares equal to (i) the sum of (A) the Series C Liquidation Preference plus (B) the accrued but unpaid Series C Preferential Dividends, divided by (ii) the then-effective Series C Conversion Price (the “Series C Conversion Rate”). As of the issuance date of the Series C Preference Shares, December 31, 2022 and 2023, the Series C Conversion Price was $7.69 and the Series C Conversion Rate was 1.00. The Series C Conversion Price is subject to anti-dilution adjustments upon certain events such as stock splits or share combinations. If a holder of Series C Preference Shares elects to convert their Series C Preference Shares to Ordinary Shares, such holder must convert all Series C Preference Shares.

Each Series C Preference Share will automatically convert into Ordinary Shares at the Series C Conversion Rate upon a Conversion Event. The Bye-Laws define a Conversion Event as either of the following: (1) the

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consummation of an initial public offering in which the Company sells a number of Ordinary Shares to the public that represents at least 15% of the equity value of the Company, with an initial public offering price per Ordinary Share at least equal to $11.54 per Share (as adjusted for any recapitalization, split, combination or similar), and the Ordinary Shares are listed on a globally recognized securities exchange, or (2) by the written consent of holders of at least 75% of the outstanding Series C Preference Shares.

Each Preference Share and Non-Voting Ordinary Share automatically converts into an Ordinary Share immediately prior to the listing of the Ordinary Shares on a stock exchange, or upon the transfer or disposal of 51% or more of the Ordinary Shares or 51% or more of the value of the Company’s assets to an entity that is not an affiliate of the Company.

Redemption

At any time after the five year anniversary of the closing of the Series C Financing, any holder of Series C Preference Shares has the right to redeem all or a portion of their outstanding Series C Preference Shares for a cash price equal to the greater of (i) the Series C Liquidation Preference plus any accrued but unpaid Series C Preferential Dividends or (ii) the current market price (as determined in accordance with the Bye-Laws) of the Ordinary Shares issuable upon conversion of such Series C Preference Shares.

Liquidation

A liquidation event (“Liquidation Event”) is: (1) the sale, liquidation, dissolution or winding up of the Company or any of its material subsidiaries; (2) any merger, amalgamation, consolidation, reconstruction, business combination or similar transaction involving the Company or any of its material subsidiaries; or (3) the sale of all or substantially all of the assets of the Company or any of its material subsidiaries, unless the shareholders immediately prior to such transaction continue to own at least 50% of the surviving or acquiring entity immediately following the completion of such transaction.

Upon the occurrence of a Liquidation Event, the assets of the Company and its subsidiaries available for distribution shall first be applied to paying all accrued and unpaid Series C Preferential Dividends. If the remaining balance of assets available for distribution is less than the aggregate Series C Liquidation Preferences, then such remaining balance of assets will be distributed pro rata to the holders of the Series C Preference Shares. If the remaining balance of assets available for distribution exceeds the aggregate Series C Liquidation Preferences, then such remaining balance of assets will be distributed to the holders of the Series C Preference Shares and Junior Shares pro rata according to the numbers of such shares held (on an as converted basis). The holders of Series C Preference Shares will receive the aggregate Series C Liquidation Preferences prior to any distribution to any other class of stock.

Dividend Activity

Dividends declared and paid

Under the Company’s bye laws in effect prior to the Series C Financing, the holders of Series A and Series B Preference Shares were entitled to receive dividends at a rate per annum of 6.00% of the liquidation preference of the Series A and Series B Preference Shares outstanding, paid semi-annually in cash or by accretion to the Series A and Series B liquidation preference (the “Series A and B Preferential Dividends”).

In the second quarter of 2021, the Company’s Board of Directors and shareholders agreed to defer payment of the Series C Preferential Dividend as of June 30, 2021 (“June 2021 Series C Dividend”) and the dividends to Junior Shares as of June 30, 2021 (“June 2021 Junior Dividend”). The Company agreed to pay the June 2021 Series C Dividend and the June 2021 Junior Dividend by December 31, 2021, plus accrued interest at a rate of 10% per annum.

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For the year ended December 31, 2021, the Company recognized $82.1 million in interest expense related to the Series C Preferential Dividend and the Series A and B Preferential Dividends. Of the $82.1 million, $4.5 million related to the Series A and B Preferential Dividends from January 1, 2021 to February 8, 2021 and $77.6 million related to the Series C Preferential Dividend from February 8, 2021 to December 31, 2021, including interest for the deferred dividend. The Series A and B Preferential Dividends represented the accrued and unpaid dividends related to the Series A and B Shares as of the Series C Financing closing; as described above, the accrued and unpaid dividends were added to the aggregate liquidation preference used to determine the number of Equity Subscribed Shares issued in connection with the Series C Financing.

For the year ended December 31, 2021, the Company declared and paid cash dividends, including the effect of accrued interest as described above, of $77.6 million to the holders of the Series C Preference Shares and $51.2 million to the holders of Ordinary Shares, Special Shares, and Preference Shares.

For each of the years ended December 31, 2022 and 2023, the Company recognized $85.0 million in interest expense related to the Series C Preferential Dividend, which was also declared and paid in full. For the years ended December 31, 2022 and 2023, the Company declared and paid $85.0 million related to the Series C Preferential Dividend. For the years ended December 2022 and 2023, the Company paid $46.5 million and $49.3 million, respectively, in dividends related to Ordinary Shares, Special Shares, and Preference Shares. For the year ended December 31, 2023, the Group also declared and paid $0.3 million in dividends to non-controlling interests.

Unpaid Preferential Dividends which had not been declared were $0.9 million as of both December 31, 2022 and 2023.

For the years ended December 31, 2021, 2022 and 2023, dividends declared and paid per share were as follows:

	Year Ended December 31,
	2021	2022	2023
(in USD)
Ordinary Shares	$0.23	$0.21	$0.22
Special Shares	$0.23	$0.21	$0.22
Preference Shares	$0.23	$0.21	$0.22
Series C Preference Shares	$0.42	$0.46	$0.46

20.	PRIVATE PLACEMENT

Private Placement liability

A summary of the Group’s Private Placement liability as of December 31, 2022 and 2023 is outlined below:

	December 31,
	2022	2023
Financial Liability	(in USD and thousands)
Series C Private Placement	$1,417,440	$1,417,440
Less: Financial liability costs	(32,660)	(22,888)

Total Private Placement liability	$1,384,780	$1,394,552

Private Placement derivative

As of December 31, 2022, the fair value of the Series C Private Placement derivative was $633.7 million. The fair value of the Series C Private Placement derivative decreased primarily due to a decrease in the fair value of equity. The fair value of equity decreased primarily as a result of changes to forecasted future cash flows and

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increases in the discount rate due to increases in market interest rates, offset by changes in the forward EUR/USD curve reflecting forecasted strengthening of the USD. For the year ended December 31, 2022, the Company recognized Private Placement derivative gain of $808.5 million related to the remeasurement of the Series C Private Placement derivative.

As of December 31, 2023, the fair value of the Series C Private Placement derivative was $2,640.8 million. The fair value of the Series C Private Placement derivative increased primarily due to an increase in the fair value of equity. The fair value of equity increased primarily as a result of changes to forecasted future cash flows and decreases in the discount rate and market interest rates, offset by changes in the forward EUR/USD curve. For the year ended December 31, 2023, the Company recognized Private Placement derivative loss of $2,007.1 million related to the remeasurement of the Series C Private Placement derivative.

21.	STOCK BASED COMPENSATION

The Group maintains the Viking Holdings Ltd 2018 Equity Incentive Plan (the “Equity Plan”). Grants from the Equity Plan entitle the recipient to stock based awards whose underlying shares are Non-Voting Ordinary Shares of the Company. Share and per share amounts for all outstanding stock options and RSUs have been revised to give effect to the 26-for-1 share split for all periods presented. See Note 2.

Under the Equity Plan, the Plan Administrator, which is the Board of Directors or a committee established by the Board of Directors, has the authority to determine the terms and conditions applicable to each stock based award, such as timing of grants, recipients, size of grants, vesting conditions, vesting schedule and strike price for stock options. Vested stock options can be exercised upon approval of the Company’s Plan Administrator, termination of service or death. Under the Equity Plan, option holders can pay the strike price for options through cash or check, or through cashless exercise, upon approval of the Company’s Plan Administrator.

As of December 31, 2023, the Company was authorized to issue up to 46,800,000 Non-Voting Ordinary Shares for stock based awards from the Equity Plan and a prior equity plan combined. As of December 31, 2023, stock based awards for 6,024,564 Non-Voting Ordinary shares remained available for future grant.

The Plan Administrator can suspend or terminate the Equity Plan at any time. Suspension or termination of the Equity Plan does not impair rights and obligations under any stock award granted while the Equity Plan was in effect except with the written consent of the affected participant. Certain stock based awards have vesting provisions in the event of a change in control or only vest if both a change in control occurs and the employee continues to provide service.

The fair value of the Company’s Non-Voting Ordinary Shares is used in calculating the grant date fair value of stock based awards. As there is no public market for the Company’s Non-Voting Ordinary Shares, the Company’s Board of Directors determined the Non-Voting Ordinary Share fair value by considering several objective and subjective factors, including the price paid by investors for the Company’s preferred stock or other transactions involving the Company’s stock, the Company’s actual and forecasted operating and financial performance, market conditions and performance of comparable publicly traded companies, developments and milestones within the Group and the rights and preferences of various classes of stock.

For the years ended December 31, 2021, 2022 and 2023, the Group recognized stock based compensation expense of $23.9 million, $25.3 million, and $17.9 million, respectively. For the year ended December 31, 2021, stock based compensation expense included $21.8 million related to RSUs and $2.1 million related to stock options. For the years ended December 31, 2022 and 2023, all stock based compensation expense related to RSUs. Other paid-in equity also includes certain tax effects related to the stock based awards.

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83

Restricted Stock Units

For the years ended December 31, 2021, 2022 and 2023, RSU activity was as follows:

	Number of RSUs	Weighted Average Grant- date Fair Value	Weighted Average Remaining Contractual Term (in years)
Outstanding at January 1, 2021	15,403,258	$6.37	6.9

Granted during the year	886,730	10.34
Forfeited during the year	(16,510)	6.37

Outstanding at December 31, 2021	16,273,478	$6.59	6.0

Granted during the year	1,625,338	8.31
Forfeited during the year	(14,716)	8.35

Outstanding at December 31, 2022	17,884,100	$6.74	5.2

Granted during the year	1,051,544	14.74
Forfeited during the year	(64,714)	8.72

Outstanding at December 31, 2023	18,870,930	$7.18	4.3

As of December 31, 2023, 10,011,664 of the RSUs outstanding are subject only to the liquidity condition for vesting, as any applicable service conditions have been met. An additional 6,240,000 of the RSUs have accelerated vesting upon the satisfaction of the liquidity condition, if the grant recipients remain employed by the Group.

Stock options

The Black-Scholes model requires various assumptions, including the fair value of the Company’s Non-Voting Ordinary Shares, expected volatility, expected life, and expected dividend yield. All stock options have exercise prices determined by the Company’s Board of Directors and are not less than the fair value of the underlying Non-Voting Ordinary Shares on the date of grant.

For the years ended December 31, 2021, 2022 and 2023, stock option activity was as follows:

	Number of Options	Weighted Average Exercise Price		Weighted Average Remaining Contractual Term (in years)
Outstanding at January 1, 2021	3,008,824	$15.64		6.2

Forfeited during the year	(12,636)	19.13

Outstanding at December 31, 2021	2,996,188	$15.63		5.2

Forfeited during the year	(10,478)	19.13

Outstanding at December 31, 2022	2,985,710	$15.62		4.2

Forfeited during the year	(35,880)	19.13

Outstanding at December 31, 2023	2,949,830	$15.57	(1)	3.2

Vested at December 31, 2023(2)	2,949,830	$15.57

(1)	Stock options outstanding include a range of exercise prices from $12.50 to $19.13.
(2)	Vested stock options are exercisable upon the approval of the Plan Administrator.

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

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22.	NET (LOSS) INCOME PER SHARE

Under both the Bye Laws adopted at the closing of the Series C Financing and the previous bye laws, the rights, including dividend rights, of the Ordinary Shares and Special Shares are substantially identical, other than voting rights.

Basic net (loss) income per share (“Basic EPS”) is computed by dividing net (loss) income attributable to Ordinary Shares and Special Shares by the weighted-average number of Ordinary Shares and Special Shares outstanding during each period. Net (loss) income attributable to Ordinary Shares and Special Shares is determined in accordance with their rights to income and losses. See Note 19. Share and per share amounts have been revised to give effect to the 26-for-1 share split for all periods presented. See Note 2.

To compute diluted net (loss) income per share (“Diluted EPS”), the Group adjusts the numerator and the denominator of Basic EPS. The Group adjusts net (loss) income attributable to Ordinary Shares and Special Shares for the changes in net (loss) income that would result from the conversion of dilutive potential ordinary shares to Ordinary Shares, including changes in how the net (loss) income would be allocated to Ordinary Shares and Special Shares if dilutive potential ordinary shares converted to Ordinary Shares. The Group adjusts the weighted-average number of Ordinary Shares and Special Shares outstanding during each period by the weighted average number of Ordinary Shares that would be issued upon the conversion of dilutive potential ordinary shares to Ordinary Shares.

Potential ordinary shares include Preference Shares, Series A Preference Shares and Series B Preference Shares prior to their extinguishment, and Series C Preference Shares and the warrants beginning from their date of issuance.

Stock based awards issued from the Equity Plan are not potential ordinary shares because the underlying shares of the stock based awards are Non-Voting Ordinary Shares. While Non-Voting Ordinary Shares are considered a class of ordinary shares, because Non-Voting Ordinary Shares are not entitled to dividends and do not share in the net loss of the Group, they are allocated no earnings or losses when calculating Basic EPS and Diluted EPS. As a result, Basic EPS and Diluted EPS for Non-Voting Ordinary Shares are zero in all periods.

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The computation of Basic EPS and Diluted EPS is as follows:

(in USD and thousands, except per share data)	Year Ended December 31,
Basic EPS	2021	2022	2023
Numerator
Net (loss) income attributable to Viking Holdings Ltd	$(2,111,994)	$398,563	$(1,859,077)
Net (loss) income allocated to shares other than Ordinary Shares and Special Shares	(947,116)	161,969	(873,423)

Net (loss) income allocated to Ordinary Shares and Special Shares	$(1,164,878)	$236,594	$(985,654)

Denominator
Weighted average Ordinary Shares and Special Shares	225,731	221,936	221,936

Basic EPS	$(5.16)	$1.07	$(4.44)

(in USD and thousands, except per share data)	Year Ended December 31,
Diluted EPS	2021	2022	2023
Numerator
Net (loss) income allocated to Ordinary Shares and Special Shares—Basic	$(1,164,878)	$236,594	$(985,654)
Dilutive adjustments	—	(714,349)	—
Reallocation of income	—	164,529	—

Net loss allocated to Ordinary Shares and Special Shares—Diluted	$(1,164,878)	$(313,226)	$(985,654)

Denominator
Weighted average Ordinary Shares and Special Shares—Basic	225,731	221,936	221,936
Dilutive effect of conversion of Series C Preference Shares to Ordinary Shares	—	184,267	—

Weighted average Ordinary Shares and Special Shares—Diluted	225,731	406,203	221,936

Diluted EPS	$(5.16)	$(0.77)	$(4.44)

For the years ended December 31, 2021, 2022 and 2023, weighted average number of potential ordinary shares that were not included in the Diluted EPS calculations because they would be anti-dilutive were as follows:

	Year Ended December 31,
(in thousands)	2021	2022	2023
Series A Preference Shares	5,956	—	—
Series B Preference Shares	1,693	—	—
Series C Preference Shares	165,083	—	184,267

The potential ordinary shares related to the conversion of Preference Shares are issuable upon specified contingent events; as the specified contingent events have not occurred, these contingently issuable shares are not included in the calculation of Diluted EPS for the years ended December 31, 2021, 2022 and 2023. The warrants vest and become exercisable into ordinary shares upon contingent events; as the specified contingent events have not occurred, these contingently issuable shares are not included in the calculation of Diluted EPS for the years ended December 31, 2021, 2022 and 2023.

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

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23.	SEGMENTS

Operating segments are defined as components of an entity for which separate financial information is available and is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Group’s CODM, the Chairman and Chief Executive Officer, evaluates the Group’s results in a number of ways, but the primary basis for allocating resources and assessing performance is based on product.

The Group defines its products based on the type of cruise offering and language of the cruise service. The River segment provides river cruises outside the United States to English-speaking passengers. The Ocean segment provides ocean cruises to English-speaking passengers. Other includes operating segments that are not individually reportable, consisting of expedition cruises for English-speaking passengers (“Expedition”), Mississippi River cruises for English-speaking passengers, Viking China, which includes cruises for Mandarin-speaking passengers provided by the Group and the results of the China JV Investment (see Note 27), and also includes corporate activities. The Group typically designates the language of the cruise service by vessel for each cruise season, such that in any individual season, each vessel provides service in either English or Mandarin for the entire season. See Note 4 for disaggregation of percentage of passengers by source market.

The Group’s reportable segments are River and Ocean. The change in the Group’s reportable segments for the year ended December 31, 2023, compared to December 31, 2022, is the result of increases in occupancy and capacity in River and Ocean, leading to an increased concentration of revenue and operating income for these segments. Accordingly, segment information for the years ended December 31, 2021 and 2022 has been updated to conform to the current year’s presentation.

Operating (loss) income is the primary profitability metric the CODM uses to assess performance and allocate resources. Expenses attributable to multiple segments are allocated based on measures that are determined to relate most closely to the expenses, which are generally relative revenues, relative passengers booked, or relative passengers sailed, for a particular period.

The Group does not track all of its assets and liabilities by segment. The Group’s most significant assets are its vessels and ships, which are assigned to a segment. The Group’s vessels and ships are owned by entities domiciled in Bermuda, Switzerland, Portugal, Russia, Egypt and Ukraine and are registered in Norway, Switzerland, Portugal, Russia, Egypt and Ukraine. The Group’s vessels and ships primarily operate in Europe. Chartered vessels, which are not owned by the Group, operate in the United States, Vietnam and Cambodia. Due to the nature of the Group’s operations, the vessels and ships do not operate in a fixed location, and the majority operate across country borders, including in international waters.

Longship river vessels can be utilized in either River and Viking China, and may change between these products in different years. Ocean and expedition ships and ocean and expedition ships under construction include ships for both Ocean and Expedition. See Note 9. River vessel charters are recognized as ROU assets. See Note 10.

The Group typically finances its vessels and ships with loans or financial liabilities that are secured by the related vessels and ships. See Note 14.

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PURSUANT TO 17 CFR 200.83

Set forth below are results for the Group’s segments for the years ended December 31, 2021, 2022 and 2023:

	Year Ended December 31, 2021
(in USD and thousands)	River		Ocean	Other	Total
Total revenue	$339,208		$250,451	$35,442	$625,101
Total cruise operating expenses	(382,579)		(326,206)	(3,496)	(712,281)
Other operating expenses
Selling and administration	(240,322)		(148,705)	(70,035)	(459,062)
Depreciation, amortization and impairment	(125,750)		(74,557)	(4,100)	(204,407)
Gain on sale of Viking Sun	—		75,588	—	75,588

Total other operating expenses	(366,072)		(147,674)	(74,135)	(587,881)

Operating loss	$(409,443)		$(223,429)	$(42,189)	$(675,061)

	Year Ended December 31, 2022
(in USD and thousands)	River		Ocean	Other	Total
Total revenue	$1,796,498		$1,189,298	$190,183	$3,175,979
Total cruise operating expenses	(1,189,768)		(802,832)	(159,767)	(2,152,367)
Other operating expenses
Selling and administration	(371,251)		(214,927)	(96,632)	(682,810)
Depreciation, amortization and impairment	(159,631)	(a)	(89,911)	(26,971)	(276,513)

Total other operating expenses	(530,882)		(304,838)	(123,603)	(959,323)

Operating income (loss)	$75,848		$81,628	$(93,187)	$64,289

	Year Ended December 31, 2023
(in USD and thousands)	River		Ocean	Other	Total
Total revenue	$2,341,274		$1,945,200	$424,019	$4,710,493
Total cruise operating expenses	(1,446,513)		(1,131,696)	(273,575)	(2,851,784)
Other operating expenses
Selling and administration	(398,791)		(266,547)	(123,702)	(789,040)
Depreciation, amortization and impairment	(106,983)		(106,273)	(38,055)	(251,311)

Total other operating expenses	(505,774)		(372,820)	(161,757)	(1,040,351)

Operating income (loss)	$388,987		$440,684	$(11,313)	$818,358

(a)	Includes $41.9 million in impairments for river vessels in 2022 related to Russia and Ukraine river vessels, the Viking Prestige and Viking Legend. See Note 9.

24.	COMMITMENTS AND CONTINGENCIES

Viking newbuilding program

River Newbuilds and Charters

The Group is in the process of building six river vessels that will operate in Egypt, the Viking Hathor, Viking Sobek and four additional vessels, and has entered into raw materials agreements for these vessels. The Group expects these vessels to be delivered between 2024 and 2026.

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In 2023, the Group entered into shipbuilding contracts for river vessels outlined below, assuming a euro to USD exchange rate of 1.10. The Group has obtained financing for all of these vessels, as described below.

River Vessels	Number of Vessels	Aggregate Price (in USD and thousands)	Delivery Date
Longships	4	$169,400	2025
Longship-Seine	1	40,453	2025
Longships	4	169,400	2026
Longship-Seine	1	40,453	2026

Total	10	$419,706

In August 2023, the Group entered into two loan agreements for €167.5 million each to finance the eight Longships and two Longships–Seine scheduled for delivery in 2025 and 2026. Hermes has provided guarantees equal to 95% of the loan amounts. The loans are denominated in USD and the applicable exchange rate will be based on the prevailing exchange rate two business days prior to the date of drawdown. These loans have a term of 102 months from the date of drawdown and the Group may select fixed or variable rate financing prior to each drawdown. VRC and VCL issued corporate guarantees for these loans.

See Note 28 for events taking place subsequent to December 31, 2023.

In 2023, the Group entered into a charter agreement for an 80-berth river vessel, traveling through Vietnam and Cambodia for the 2025 through 2033 sailing seasons. The Group has an option to extend the charter for two additional seasons. See Note 10.

Ocean Newbuilds

A summary of the ocean newbuilding program is outlined below, assuming a euro to USD exchange rate of 1.10. Each new ocean ship will have 998 berths. The Group has obtained financing for all ships, as described below.

Ocean Ships	Price (in USD and thousands)	Delivery Date
Viking Vela	$446,050	2024
Viking Vesta	446,050	2025
Ship XIII	501,523	2026
Ship XIV	501,523	2027
Ship XV	517,000	2028
Ship XVI	517,000	2028

Total	$2,929,146

In 2021 and 2022, the Group entered into loan agreements to finance the Viking Vela, Viking Vesta, Ship XIII, Ship XIV, Ship XV and Ship XVI. These loans are SACE Financing and are for up to 80% of each newbuild’s contract price, including certain change orders, and 100% of the Export Credit Agency premium, and will be available for drawdown in euros or USD for the Viking Vela and Viking Vesta and in USD for Ship XIII, Ship XIV, Ship XV and Ship XVI. The interest rates for the loans are fixed. VCL and VOC II have jointly and severally guaranteed these loans.

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In 2023, the Group secured the following options for additional ocean ships:

Ocean Ships—Options	Delivery Date	Option Exercise Date
Ship XVII	2029	May 30, 2024
Ship XVIII	2029	May 30, 2024
Ship XIX	2030	May 30, 2025
Ship XX	2030	May 30, 2025

See Note 28 for events taking place subsequent to December 31, 2023.

Fuel commitments

The Group entered into contracts for a portion of its river fuel usage in Europe for the 2023 and 2024 seasons. As of December 31, 2023, the remaining portions of the contracts for the 2024 season were 1,600 cubic meters. The contract prices are fixed for specified volumes and periods and depend on the place of delivery ranging from $77.80 to $91.70 per 100 liters excluding taxes. The Group may incur fees for unused fuel amounts in the period of the contract, which may be for non-usage or to roll over unused amounts into the following year.

See Note 28 for events taking place subsequent to December 31, 2023.

Contingencies

In the normal course of the Group’s business, various claims and lawsuits have been filed or are pending against the Group. Most of these claims and lawsuits are covered by insurance and, accordingly, the maximum amount of the Group’s liability is typically limited to its insurance deductible. In addition, new legislation, regulations or treaties, or claims related to interpretations or implementations thereof, could affect the Group’s business.

The Group has evaluated its overall exposure with respect to all of its threatened and pending claims and lawsuits and, to the extent required, the Group has accrued amounts for all estimable probable losses associated with its deemed exposure that are not covered by insurance. The Group intends to vigorously defend its legal position on all claims and lawsuits and, to the extent necessary, seek recovery.

Legal provisions

In 2019, one of the Group’s river vessels, the Viking Sigyn, was involved in a collision with a Hungarian tourist ship on the Danube River in Budapest, Hungary. As a result of this collision, there were fatalities on the Hungarian tourist ship. The Group maintains protection and indemnity coverage and hull and machinery insurance with respect to the ship. As of December 31, 2023, the Group determined it was probable it would incur amounts for claims related to this incident. Though the ultimate timing, scope and outcome of legal claims are inherently uncertain, the Group recorded an accrual of $15.8 million as of December 31, 2023, compared to $12.9 million as of December 31, 2022, included in accrued expenses and other current liabilities on the consolidated statement of financial position as of December 31, 2023, for estimated claims related to this incident. The Group recorded a corresponding receivable of $15.8 million, included in accounts and other receivables on the consolidated statements of financial position as of December 31, 2023, because the amounts are virtually certain of recovery from the Group’s insurance policies.

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25.	HEDGING INSTRUMENTS

The Group is exposed to foreign currency fluctuations, primarily related to changes in USD/EUR exchange rates, related to its operations.

In July 2022, the Group entered into forward foreign currency contracts to purchase €235.0 million at an average euro to USD exchange rate of 1.05. The forward foreign currency contracts matured at various dates in 2023 and were designated as cash flow hedges for the Group’s highly probable forecasted expenditures denominated in euros for direct costs of cruise, land and onboard and vessel operating expenses in 2023.

In September 2023, the Group entered into an additional €470.0 million in forward foreign currency contracts at an average euro to USD exchange rate of 1.09. The forward foreign currency contracts mature at various dates in 2024 and were designated as cash flow hedges for the Group’s highly probable forecasted expenditures denominated in euros for direct costs of cruise, land and onboard and vessel operating expenses in 2024.

An economic relationship exists between the hedged items and the hedging instruments as the terms of the forward foreign currency contracts match the terms of the expected highly probable forecast transactions.

As of December 31, 2022 and 2023, the Group held the following forward foreign currency contracts:

	Maturity
	Less than 12 months	Greater than 12 months	Total
(in EUR and thousands)
Forward foreign currency contracts
As of December 31, 2022
Notional amount	€235,000	€—	€235,000
Weighted average forward price (EUR/USD)	1.05	—	1.05
As of December 31, 2023
Notional amount	€470,000	€—	€470,000
Weighted average forward price (EUR/USD)	1.09	—	1.09

The impact of the hedging instruments on the consolidated statements of financial position as of December 31, 2022 and 2023 were as follows:

	Notional amount	Carrying amount	Financial statement line item	Changes in fair value (gain/(loss)) used for calculating hedge ineffectiveness
(in USD and thousands except notional amount in EUR and thousands)
Forward foreign currency contracts
As of December 31, 2022	€235,000	$7,589	Prepaid expenses and other current assets	$7,589
As of December 31, 2023	€470,000	$9,315	Prepaid expenses and other current assets	$10,668

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For the years ended December 31, 2022 and 2023, the effect of the cash flow hedges in the consolidated statements of operations and the consolidated statements of other comprehensive income (loss) was as follows:

(in USD and thousands)	Amount of total hedging gain/(loss) recognized in the consolidated statement of other comprehensive income (loss)	Amount of gain/ (loss) reclassified from the consolidated statement of other comprehensive income (loss) to the consolidated statement of operations	Consolidated statement of operations line item
Highly probable forecasted expenditures
For the year ended December 31, 2022	$7,589	—	—
For the year ended December 31, 2023	$10,668	$8,942	$3,693 Direct costs of cruise, land and onboard $5,249 Vessel operating

No hedge ineffectiveness was recognized in the consolidated statements of operations for the years ended December 31, 2022 and 2023.

Set out below is a reconciliation of the cash flow hedge component of equity for the years ended December 31, 2022 and 2023:

	Cash flow hedge
(in USD and thousands)	2022	2023
As of January 1	$—	$7,589
Effective portion of changes in fair value arising from:
Forward foreign currency contracts—forecasted expenditures	7,589	10,668
Amount reclassified to the consolidated statement of operations
Maturity of effective hedges	—	(8,942)

As of December 31	$7,589	$9,315

The same reconciliation items presented above for components of equity apply to the components of other comprehensive income (loss) for the years ended December 31, 2022 and 2023.

26.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Risk management overview

The Group is exposed to a number of different financial market risks arising from its normal business activities. Financial market risk is primarily the possibility that fluctuations in currency exchange rates, interest rates and fuel prices will affect the value of the Group’s assets, liabilities or future cash flow.

Foreign Currency Risk

The Group is exposed to foreign currency fluctuations, primarily related to changes in USD/EUR exchange rates, related to its ongoing business operations. In 2022 and 2023, the Group entered into forward foreign currency contracts that mature at various dates in 2023 and 2024, respectively, to reduce its exposure to USD/EUR exchange rate fluctuations by hedging certain euro-denominated expenditures for direct costs of cruise, land and onboard and vessel operating. See Note 25. Based on the Group’s outstanding forward foreign currency contracts as of December 31, 2022 and 2023, a 10% increase or decrease in the value of the USD against the euro, with all

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other variables held constant, would result in a $25.1 million and $51.9 million, respectively, increase or decrease in net change in cash flow hedges in the consolidated statement of other comprehensive income (loss).

As of December 31, 2022 and 2023, the majority of the Group’s cash and cash equivalents were held in USD denominated accounts.

As discussed in Note 14, certain of the Group’s loans are denominated in currencies other than the USD, primarily the loans associated with financing the Viking Neptune and Viking Saturn are denominated in euros. Based on the Group’s outstanding Viking Neptune loan balance as of December 31, 2022 and Viking Neptune and Viking Saturn loan balances as of December 31, 2023, a 10% increase or decrease in the value of the USD against the euro, with all other variables held constant, would result in a $33.9 million and $65.5 million, respectively, decrease or increase on the balance of the bank loans.

Interest Rate Risk

The Group’s risk management objective for interest rate risk is to reduce the exposure to variability of cash flows arising from changes in interest rates. Interest rates on the Group’s lease contracts are fixed and thus are not sensitive to fluctuation in market interest rates. As discussed in Note 14, the Group has both fixed rate and variable rate loans and financial liabilities. The fixed rate loans and the fixed rate financial liabilities are not sensitive to interest rate fluctuations. Certain of the Group’s variable interest rate borrowings used LIBOR through June 30, 2023. For the river vessel loans, beginning with the first interest rate adjustment for each variable rate loan subsequent to June 30, 2023, the interest rate is based on Term SOFR plus the CAS and a margin. Additionally, the outstanding Viking Octantis variable rate charter agreement adopted the use of Term SOFR plus the CAS and a margin, beginning September 2023. The transition had no impact on the Group’s risk management strategy. See Note 14.

The following table shows the annual effects of changes to the interest rate (+/- 1%) for the balances of the Group’s loans outstanding and financial liabilities with variable rates as of December 31, 2022 and 2023. An increase or decrease in the interest rates would result in a decrease or increase, respectively, on the Group’s (loss) income before income taxes as follows:

	Increase/decrease in interest rate	Effect on income (loss) before income taxes (USD ‘000)
2022	+/- 1%	-/+ 7,260
2023	+/- 1%	-/+ 5,763

If interest rates changed by greater than +/- 1%, the effect on the Group’s income (loss) before income taxes would be proportionate for each 1% change to amounts shown in table above.

Fuel Price Risk

From time to time, the Group may use financial instruments to mitigate its exposure to the risk of increases in fuel prices. These contracts were not designated as hedges for accounting purposes. As of December 31, 2022 and 2023, the Group did not have any financial instruments related to fuel purchases. In order to mitigate risks related to river fuel prices, the Group may also enter into fixed price fuel contracts for its expected river fuel consumption related to its European sailings. This limits the uncertainty related to fuel prices on the Group’s results. As these contracts are fixed contracts for the Group’s own use, the contracts are not derivative instruments.

See Note 28 for events taking place subsequent to December 31, 2023.

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Credit Risk

The Group only trades with third parties that it believes are creditworthy. Receivable balances are monitored on an ongoing basis with the result that the Group’s exposure to bad debts is not significant. The Group’s largest receivables are from highly reputable credit card processors. As the Group constantly monitors these receivables, the risk of non-collection is unlikely. Other non-current assets are comprised primarily of cash deposited with reputable financial institutions as security for letters of credit and certificates of deposits.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets as disclosed under “Fair Value of Financial Assets and Liabilities”.

In connection with the Group’s prepayments for vessel and shipbuilding and refurbishment projects and prepayments to certain suppliers, the Group has a concentration of prepayments to these vendors. Total prepayments as of December 31, 2022 and 2023 were $230.1 million and $410.0 million, respectively.

Liquidity Risk

The Group manages its risk to a shortage of funds by monitoring the projected cash flows from operations. Risk management includes maintaining sufficient cash balances. The Group generates cash flow through advance bookings and the Group relies on multiple credit card processors for collection of the customer funds for such future cruises. Changes in booking and collections patterns or additional reserve requirements in the Group’s credit card processing terms could have a material adverse impact on the Group’s liquidity position. Due to the dynamic and seasonal nature of the underlying business, the Group maintains sufficient cash for its daily operations via short-term cash deposits at banks.

The table below summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted cash flows (in USD and thousands):

As of December 31, 2022	3 months or less	3 months to 1 year	1 to 2 years	2 to 5 years	Over 5 years	Total
Interest bearing loans and borrowings	$88,341	$177,942	$242,121	$2,277,134	$2,524,416	$5,309,954
Private Placement liability and derivative	—	—	—	2,051,110	—	2,051,110
Interest to be paid	98,481	329,929	415,073	757,322	300,498	1,901,303
Accounts payables	194,893	—	—	—	—	194,893
Current payables due to related parties	627	—	—	—	—	627
Accrued expenses and other current liabilities	150,800	85,287	—	—	—	236,087
Other non-current liabilities	—	—	49,680	—	—	49,680

Total	$533,142	$593,158	$706,874	$5,085,566	$2,824,914	$9,743,654

As of December 31, 2023	3 months or less	3 months to 1 year	1 to 2 years	2 to 5 years	Over 5 years	Total
Interest bearing loans and borrowings	$74,941	$195,947	$490,586	$2,033,506	$2,631,581	$5,426,561
Private Placement liability and derivative	—	—	—	4,058,199	—	4,058,199
Interest to be paid	132,999	276,882	382,834	751,157	393,575	1,937,447
Accounts payables	244,581	—	—	—	—	244,581
Accrued expenses and other current liabilities	189,073	68,581	—	—	—	257,654
Other non-current liabilities	—	—	171,281	—	—	171,281

Total	$641,594	$541,410	$1,044,701	$6,842,862	$3,025,156	$12,095,723

The table above includes the Private Placement liability and derivative related to the Series C Preference Shares, which may be settled in cash, or converted at the holder’s option or automatically converted based on the Bye Laws. As of December 31, 2022 and 2023, interest to be paid includes the Series C Preferential Dividend, which may be paid in cash or Series C PIK. If the Company elects to pay the dividends by Series C PIK, no cash interest will be paid. Additionally, if the Series C Preference Shares are converted, no cash interest will be paid after conversion.

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83

Capital Management

The Group’s objective when managing capital (cash and cash equivalents, equity, bank loans and financial liabilities, Unsecured Notes and Secured Notes) is to balance the cash flow needs of the Group, while ensuring that appropriate capital is deployed in order to support the Group’s product offerings. Consistent with industry practice, the Group utilizes cash collected from advance bookings to fund operations. The Group may utilize bank loans, financial liabilities and leases to finance its current fleet and future newbuilding programs. Additionally, the Group manages its capital structure and makes adjustments to it in light of changes in economic conditions.

As described in Note 14, the Group’s borrowings contain customary insurance requirements and negative covenants subject to a number of important exceptions and qualifications, including, without limitation, covenants restricting indebtedness, liens, investments, mergers, affiliate transactions, asset sales, prepayment of indebtedness and dividends and other distributions. Also described in Note 14, the Hermes Financing also has financial maintenance covenants for VRC and VRC AG. As of December 31, 2023, VRC and VRC AG were in compliance with these financial maintenance covenants.

Changes in Liabilities Arising from Financing Activities

	January 1, 2022	Principal payments	Proceeds from borrowings	Transaction costs incurred for borrowings	Reclassifications and other	December 31, 2022
(in USD and thousands)
Short-term portion of bank loans and financial liabilities	$211,630	$(227,692)	$—	$—	$267,623	$251,561
Long-term portion of bank loans and financial liabilities	1,322,311	—	670,307	(43,504)	(237,783)	1,711,331
Secured Notes	1,662,641	—	—	—	7,751	1,670,392
Unsecured Notes	1,552,521	—	—	—	3,336	1,555,857
Private Placement liability	1,375,651	—	—	—	9,129	1,384,780
Short-term portion of lease liabilities	10,924	(18,328)	—	—	30,395	22,991
Long-term portion of lease liabilities	87,317	—	—	—	152,102	239,419

Total liabilities from financing activities	$6,222,995	$(246,020)	$670,307	$(43,504)	$232,553	$6,836,331

	January 1, 2023	Principal payments	Proceeds from borrowings	Transaction costs incurred for borrowings	Reclassifications and other	December 31, 2023
(in USD and thousands)
Short-term portion of bank loans and financial liabilities	$251,561	$(288,758)	$—	$—	$290,217	$253,020
Long-term portion of bank loans and financial liabilities	1,711,331	—	349,088	(41,337)	(261,710)	1,757,372
Secured Notes	1,670,392	(675,000)	—	—	20,265	1,015,657
Unsecured Notes	1,555,857	—	720,000	(9,915)	4,304	2,270,246
Private Placement liability	1,384,780	—	—	—	9,772	1,394,552
Short-term portion of lease liabilities	22,991	(20,586)	—	—	22,265	24,670
Long-term portion of lease liabilities	239,419	—	—	—	(11,463)	227,956

Total liabilities from financing activities	$6,836,331	$(984,344)	$1,069,088	$(51,252)	$73,650	$6,943,473

The ‘Reclassifications and other’ column primarily includes the effect of reclassification of long-term portion of bank loans and financial liabilities to short-term, the amortization of debt issuance costs, foreign currency on loans and changes in lease liabilities other than principal payments. See Note 10 for detail of items included in ‘Reclassifications and other’ related to lease liabilities.

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83

Fair Value of Financial Assets and Liabilities

The carrying amounts of the Group’s financial assets and liabilities all approximate the fair values of those assets and liabilities as of December 31, 2022 and 2023, except for fixed interest bank loans and financial liabilities, secured and unsecured notes, and the Private Placement liability, as outlined below:

	Carrying amount		Fair value
(in USD and thousands)	December 31,		December 31,
Financial assets	2022	2023	2022	2023
Other non-current assets	$71,946	$55,593	$71,946	$55,593
Accounts and other receivables and prepaid expenses and other current assets	79,154	117,013	79,154	117,013

Total financial assets	$151,100	$172,606	$151,100	$172,606

Total current	$79,154	$117,013	$79,154	$117,013

Total non-current	$71,946	$55,593	$71,946	$55,593

	Carrying amount		Fair value
(in USD and thousands)	December 31,		December 31,
Financial liabilities	2022	2023	2022	2023
Bank loans and financial liabilities	$1,962,892	$2,010,392	$1,875,549	$2,009,895
Secured Notes	1,670,392	1,015,657	1,574,733	990,087
Unsecured Notes	1,555,857	2,270,246	1,311,257	2,312,358
Private Placement liability	1,384,780	1,394,552	1,241,113	1,406,649
Private Placement derivative	633,670	2,640,759	633,670	2,640,759
Warrant liability	26,597	134,270	26,597	134,270
Other non-current liabilities	1,263	3,410	1,263	3,410

Total financial liabilities	$7,235,451	$9,469,286	$6,664,182	$9,497,428

Total current	$251,561	$253,020	$240,367	$252,957

Total non-current	$6,983,890	$9,216,266	$6,423,815	$9,244,471

Fair Value Hierarchy

The following hierarchy for inputs used in measuring fair value maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available:

Level 1—Quoted prices in active markets for identical assets or liabilities that are accessible at the measurement dates.

Level 2—Significant other observable inputs that are used by market participants in pricing the asset or liability based on market data obtained from independent sources.

Level 3—Significant unobservable inputs the Group believes market participants would use in pricing the asset or liability based on the best information available.

For assets and liabilities that are recognized in the consolidated financial statements at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. The Group had no transfers between levels in the hierarchy during the years ended December 31, 2022 and 2023.

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83

As of December 31, 2022 and 2023, designation within the fair value hierarchy for the Group’s financial assets and liabilities is outlined below:

	Carrying amount		Fair value
(in USD and thousands)	December 31,		December 31,
Financial assets	2022	2023	2022	2023
Level 1
Cash deposits	$90,314	$74,265	$90,314	$74,265
Restricted cash	—	75,786	—	75,786
Other	945	1,863	945	1,863
Level 2
Finance lease receivables	11,620	11,377	11,620	11,377
Forward foreign currency contracts	7,589	9,315	7,589	9,315
Level 3 2025 Secured Notes embedded derivative	40,632	—	40,632	—

Total financial assets	$151,100	$172,606	$151,100	$172,606

	Carrying amount		Fair value
(in USD and thousands)	December 31,		December 31,
Financial liabilities	2022	2023	2022	2023
Level 2
Bank loans and financial liabilities	$1,962,892	$2,010,392	$1,875,549	$2,009,895
Secured Notes	1,670,392	1,015,657	1,574,733	990,087
Unsecured Notes	1,555,857	2,270,246	1,311,257	2,312,358
Level 3
Private Placement liability	1,384,780	1,394,552	1,241,113	1,406,649
Private Placement derivative	633,670	2,640,759	633,670	2,640,759
Warrant liability	26,597	134,270	26,597	134,270
Other	1,263	3,410	1,263	3,410

Total financial liabilities	$7,235,451	$9,469,286	$6,664,182	$9,497,428

Financial assets and liabilities measured at amortized cost

The fair value of the Group’s fixed interest bank loans and financial liabilities were calculated based on estimated rates for the same or similar instruments with similar terms and remaining maturities. The Unsecured Notes and the Secured Notes use pricing from secondary markets for the Group’s issued notes that are observable for the notes throughout the duration of the term. The Group designated these financial liabilities as Level 2 fair value instruments as valuation techniques contain observable inputs used by market participants.

The Group designated the Private Placement liability as a Level 3 fair value instrument as the valuation technique used is a discounted cash flow approach based on expected principal and dividend payments associated with the Private Placement liability, the assumptions around which are significant unobservable inputs. The value is sensitive to changes in expected future cash flows and the discount rates.

Financial assets and liabilities measured at fair value

Forward foreign currency contracts are designated as Level 2 fair value instruments as the fair values are measured based on inputs that are readily available in public markets or can be derived from information in publicly quoted markets. The valuation is determined using present value calculations that incorporate inputs such as foreign exchange spot and forward rates and yield curves of the respective currencies.

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83

The valuation of the Private Placement derivative is based on lattice model methodology, which takes into consideration enterprise value based on a discounted cash flow model, fair value of debt holdings and various market factors. The value is sensitive to changes in the discounted cash flow model, including changes in expected future cash flows, the USD/EUR forward curve and the discount rates; changes in the discounted cash flow model result in changes in the ordinary share price. The Private Placement derivative is designated as Level 3 fair value instrument as the fair value is measured based on significant unobservable inputs, including but not limited to, ordinary share price, which is based on the discounted cash flow model, and ordinary share volatility.

The valuation of the warrant liability is based on a lattice model methodology, which takes into consideration ordinary share price and estimated volatility. The warrant liability is a Level 3 fair value instrument as the fair values are measured based on significant unobservable inputs, including but not limited to, ordinary share price, which is based on the discounted cash flow model, and ordinary share volatility.

The 2025 Secured Notes embedded derivative, which was derecognized in 2023, was designated as a Level 3 fair value instrument as the fair value is measured based on a Black-Derman-Toy binomial lattice model, which determines the future evolution of the interest rates relevant to the embedded derivative. The fair value was sensitive to market interest rates, the credit spread, interest rate volatility and time to redemption date.

The sensitivity of the fair value to the Level 3 significant unobservable inputs related to the warrant liability are outlined below:

Significant unobservable inputs	Fair value as of December 31, 2022 (in thousands)	Fair value as of December 31, 2023 (in thousands)
Fair Value	$26,597	$134,270
Sensitivity Analysis
Ordinary share price
+ 5%	$30,118	$147,157
- 5%	$23,292	$121,408
Ordinary share volatility
+ 5%	$29,918	$135,496
- 5%	$23,238	$133,547

The sensitivity of the fair value to the Level 3 significant unobservable inputs related to the Private Placement derivative are outlined below:

Significant unobservable inputs	Fair value as of December 31, 2022 (in thousands)	Fair value as of December 31, 2023 (in thousands)
Fair Value	$633,670	$2,640,759
Sensitivity Analysis
Ordinary share price
+ 5%	$694,936	$2,842,062
- 5%	$561,823	$2,439,916
Ordinary share volatility
+ 5%	$666,245	$2,643,261
- 5%	$600,847	$2,639,454

27.	TRANSACTIONS WITH RELATED PARTIES

Key management compensation

Key management includes members of the Company’s senior executives and the Board of Directors. The compensation paid or payable to key management for Board and employee services includes their participation in stock based compensation arrangements. The disclosure amounts are based on the expense recognized in the consolidated statement of operations in the respective year.

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83

Key management compensation for the years ended December 31, 2021, 2022 and 2023 are as follows:

	Year Ended December 31,
	2021	2022	2023
(in USD and thousands)
Short term employee benefits	$10,044	$15,540	$17,223
Share-based benefits	17,380	17,806	10,443
Other	103	96	138

Total	$27,527	$33,442	$27,804

Transactions with Related Parties

As of December 31, 2022 and 2023, current receivables due from related parties were $10.5 million and $12.3 million, respectively.

As of December 31, 2022 and 2023, $1.6 million and $0.7 million, respectively, of the current receivables due from related parties were due to the Group from VCAP and its affiliates for (1) a management fee for certain administrative services provided by the Group, and (2) reimbursement of expenses paid by the Group on behalf of VCAP and its affiliates. The management fees between the Group and VCAP did not have a material impact on the results of operations for the years ended December 31, 2021, 2022 and 2023. See Note 19 for additional discussion on transactions with VCAP, CPP Investments and TPG.

Transactions with China JV Investment

In 2020, the Group entered into an agreement with a subsidiary of China Merchants Group (“CMG”) to together build a cruise line targeting the Chinese-speaking populations in China (“China JV Investment”). The China JV Investment is comprised of two primary entities, CMV and Shenzhen China Merchants Viking Cruises Tourism Limited (“SCM”). In 2021, the Group and the subsidiary of CMG made the initial capital contributions to these entities.

The Group has a 10% interest in CMV, the entity that contracts with passengers, owns and operates the ships and performs related activities. The Group’s interest in CMV is accounted for as an associate using the equity method of accounting because the Group has significant influence through its representation on the board of directors. For the years ended December 31, 2021, 2022 and 2023, the Group contributed capital of $18.0 million, nil and $7.0 million, respectively, to CMV. At the time of the capital contribution in 2023, the carrying amount of the Group’s investment in CMV was zero and the Group’s portion of CMV’s losses that had not yet been recognized were in excess of $7.0 million. Accordingly, the $7.0 million capital contribution was recognized as a loss and included in other financial income (loss) in the consolidated statements of operations for the year ended December 31, 2023.

For the years ended December 31, 2021, 2022 and 2023, the Group recognized total losses of $7.7 million, $2.4 million and $7.3 million, respectively, for the Group’s share of CMV’s net loss, which is included in other financial income (loss) in the consolidated statements of operations.

The carrying amount of the Group’s investment in CMV, which is included in investments in associated companies on the consolidated statements of financial position, was zero as of December 31, 2022 and 2023.

In 2021, the Group sold the Viking Sun ocean ship for $400.0 million to CMV, and recognized a gain on sale for the difference between the sale price and net book value, reduced by 10%, which represents the Group’s ownership interest in CMV. CMV financed the purchase of the Viking Sun and pursuant to the terms of the

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

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Group’s investment in CMV, VCL guaranteed 10% of CMV’s obligations under the financing, up to a maximum of $45.0 million.

The Group provides services to CMV related to the Group’s cruise industry expertise. For the years ended December 31, 2021, 2022 and 2023, the Group recognized services revenue of $33.5 million, $13.0 million and $23.5 million, respectively, which is included in onboard and other in the consolidated statements of operations. As of December 31, 2022 and 2023, $8.9 million and $11.6 million, respectively, of the current receivables due from related parties related to CMV.

The Group has a 50% interest in SCM, the entity that provides services for business planning, management consulting, sales, product development, and hotel operations to CMV. The Group controls SCM through its rights to nominate key board and management positions, who have the power to direct the activities that most directly impact SCM’s returns, and the services provided by SCM, which primarily relate to the Group’s cruise industry expertise. Accordingly, the Group consolidates the results of SCM into the Group’s consolidated financial statements.

The summary information below for SCM is before elimination of inter-company transactions and the effect of non-controlling interest.

	Year Ended December 31,
(in USD and thousands)	2021	2022	2023
Total revenue	$33,612	$13,025	$23,633
Total other operating expenses	$(34,120)	$(13,711)	$(23,916)
Net loss	$(522)	$(698)	$(290)

28.	SUBSEQUENT EVENTS

Subsequent to December 31, 2023, the Group had the following significant events:

•

In January 2024, the Group entered into a shipbuilding contract for a Longship-type vessel modified for the Douro River for delivery in 2025 for $24.8 million, assuming a euro to USD exchange rate of 1.10.

•

In January 2024, the Group amended the newbuilding contracts for the eight Longships and two Longships–Seine scheduled for delivery in 2025 and 2026, which reduced the purchase price of each vessel by €1.5 million ($1.7 million, assuming a euro to USD exchange rate of 1.10), changed the timing and amounts of our installment payments to the shipyard and accelerated the delivery dates for certain vessels.

•

In January 2024, the Group entered into a contract for a portion of its river fuel usage in Europe for the 2024 season. The contract prices are fixed for 10,000 cubic meters and depend on the place of delivery ranging from $74.80 to $88.70 per 100 liters excluding taxes.

•	In January 2024, the Group completed the sale of the Viking Legend river vessel to a third party at the end of the charter term.

•

In January 2024, the Group amended the shipbuilding contracts to accelerate the delivery dates for Ship XIV, Ship XV and Ship XVI. Ship XIV, Ship XV and Ship XVI are now scheduled to be delivered in the years 2026, 2027 and 2028, respectively.

•

In February 2024, the Group entered into option agreements for eight additional river vessels, four of which have an exercise date of October 30, 2024 for delivery in 2027 and four of which have an exercise date of October 30, 2025 for delivery in 2028.

•

In February 2024, the Group entered into an accommodation purchase agreement for all cabins on select sailings on the Zhao Shang Yi Dun, which is owned and operated by CMV, traveling in China for 72 days in the third and fourth quarters of 2024. The Group has options to extend the agreement for additional periods in future years.

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

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VIKING HOLDINGS LTD

(PARENT COMPANY ONLY)

CONDENSED STATEMENTS OF TOTAL COMPREHENSIVE INCOME (LOSS)

(in USD and thousands)

	Year Ended December 31,
	2021	2022	2023
Management service revenue	$8,784	$10,573	$8,579

Total revenue	8,784	10,573	8,579
Operating expenses
Administration	(15,698)	(22,366)	(18,361)

Operating loss	(6,914)	(11,793)	(9,782)
Non-operating income (expense)
Interest income	1,079	5,594	9,552
Interest expense	(70,176)	(94,889)	(95,530)
Currency gain (loss)	60	163	(52)
Private Placement derivatives (loss) gain	(696,102)	808,523	(2,007,089)
Loss on Private Placement refinancing	(367,233)	—	—
Other financial (loss) income	(40,504)	40,567	(107,673)

(Loss) income before income taxes	(1,179,790)	748,165	(2,210,574)
Income tax expense	—	—	—

Net (loss) income	$(1,179,790)	$748,165	$(2,210,574)

Other comprehensive income (loss)
Other comprehensive income	—	—	—

Total comprehensive (loss) income	$(1,179,790)	$748,165	$(2,210,574)

The accompanying notes are an integral part of these financial statements.

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

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VIKING HOLDINGS LTD

(PARENT COMPANY ONLY)

CONDENSED STATEMENTS OF FINANCIAL POSITION

(in USD and thousands)

	December 31, 2022	December 31, 2023
Assets
Non-current assets
Investment in subsidiaries	$545,151	$560,447
Non-current receivable due from related party	7,015	7,725
Long-term loan due from related party	14,199	14,199

Total non-current assets	566,365	582,371
Current assets
Cash and cash equivalents	236,258	104,053
Prepaid expenses	1,598	1,299
Current receivables due from subsidiaries	8,370	14,217
Current receivable due from related parties	834	663

Total current assets	247,060	120,232

Total assets	$813,425	$702,603

Shareholders’ equity and liabilities
Shareholders’ equity	$(1,282,656)	$(3,524,612)
Non-current liabilities
Private Placement liability	1,384,780	1,394,552
Private Placement derivative	633,670	2,640,759
Non-current payable due to related party	7,015	7,725
Long-term loan due to related party	14,199	14,199
Other non-current liabilities	26,597	134,270

Total non-current liabilities	2,066,261	4,191,505
Current liabilities
Accounts payable	389	1,084
Accrued liabilities	605	1,339
Current payables due to subsidiaries	28,826	33,287

Total current liabilities	29,820	35,710

Total shareholders’ equity and liabilities	$813,425	$702,603

The accompanying notes are an integral part of these financial statements.

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

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VIKING HOLDINGS LTD

(PARENT COMPANY ONLY)

CONDENSED STATEMENTS OF CASH FLOWS

(in USD and thousands)

	Year Ended December 31,
	2021	2022	2023
Cash flows from operating activities
Net (loss) income	$(1,179,790)	$748,165	$(2,210,574)
Adjustments to reconcile net (loss) income to net cash flows
Amortization of debt transaction costs	2,123	9,129	9,772
Modification gains on financial liabilities	(14,729)	—	—
Non-cash loss on Private Placement refinancing	366,537	—	—
Private Placement derivatives loss (gain)	696,102	(808,523)	2,007,089
Non-cash financial loss (gain)	40,504	(40,567)	107,673
Stock based compensation expense	4,344	4,452	2,613
Interest income	(1,079)	(5,594)	(9,552)
Interest expense	82,782	85,760	85,758
Changes in working capital:
Changes in other liabilities and assets	(565)	169	1,728
Changes in related parties receivable and payables	(4,002)	(1,931)	(1,215)

Net cash flow used in operating activities	(7,773)	(8,940)	(6,708)

Cash flows from investing activities
Interest received	369	4,884	8,842

Net cash flow from investing activities	369	4,884	8,842

Cash flows from financing activities
Proceeds from issuance of Series C Preference Shares	699,000	—	—
Dividend distribution	(51,222)	(46,462)	(49,291)
Repurchase of Ordinary and Non-Voting Ordinary Shares	(200,000)	—	—
Interest paid	(77,557)	(85,050)	(85,048)

Net cash flow from (used in) financing activities	370,221	(131,512)	(134,339)

Net increase (decrease) in cash and cash equivalents	$362,817	$(135,568)	$(132,205)

Cash and cash equivalents
Cash and cash equivalents at January 1	$9,009	$371,826	$236,258
Cash and cash equivalents at December 31	371,826	236,258	104,053

Net increase (decrease) in cash and cash equivalents	$362,817	$(135,568)	$(132,205)

The accompanying notes are an integral part of these financial statements.

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

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VIKING HOLDINGS LTD

(PARENT COMPANY ONLY)

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

DECEMBER 31, 2023

1.	BACKGROUND AND BASIS OF PREPARATION

These condensed parent company-only financial statements have been prepared in accordance with Rule 12-04 of Regulation S-X, as the restricted net assets of Viking Holdings Ltd (“VHL” or the “Company”) and its subsidiaries (the “Group”) exceed 25% of the consolidated net assets of Viking Holdings Ltd and its subsidiaries. This information should be read in conjunction with the Group’s consolidated financial statements included elsewhere in this prospectus.

VHL’s investment in subsidiaries is stated at historical cost, including contributed capital, less any write-down for impairment. Based on the carrying value of the Company’s subsidiaries, no impairment charges were recorded for any periods presented.

Except for its accounting for investments in subsidiaries as described above, the accounting policies for the Company are the same as those described in Note 2 of the Notes to the Consolidated Financial Statements included elsewhere in this prospectus.

2.	COMMITMENTS, CONTINGENCIES, AND LONG-TERM OBLIGATIONS

For a discussion of the Company’s commitments, contingencies, and long-term obligations under its Private Placement liability and derivative and other non-current liabilities, see Notes 15, 20, 24 and 26 of the Group’s consolidated financial statements.

3.	TRANSACTIONS WITH RELATED PARTIES AND SUBSIDIARIES

VHL entered into loan agreement to borrow up to $25.0 million from one of its subsidiaries and in turn, VHL entered into loan agreement to lend up to $25.0 million to one of its subsidiaries. Each of the loans are interest bearing at 5% and mature in 2025. As of both December 31, 2022 and 2023, $14.2 million of each $25.0 million had been drawn. As VHL is the ultimate parent of both subsidiaries, these loans and related interest are eliminated in the consolidated financial statements.

For the years ended December 31, 2021, 2022 and 2023, management service revenue from subsidiaries was $8.8 million, $10.6 million and $8.6 million, respectively, which is eliminated in the consolidated financial statements.

Receivables from subsidiaries and payables to subsidiaries are eliminated in the consolidated financial statements.

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

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VIKING HOLDINGS LTD

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in USD and thousands, except per share data, unaudited)

		Three Months Ended June 30,		Six Months Ended June 30,
	Notes	2024	2023	2024	2023
Revenue
Cruise and land		$1,480,539	$1,355,701	$2,145,823	$1,939,578
Onboard and other		106,722	99,070	159,593	144,187

Total revenue	4	1,587,261	1,454,771	2,305,416	2,083,765

Cruise operating expenses
Commissions and transportation costs		(346,080)	(328,544)	(483,488)	(467,067)
Direct costs of cruise, land and onboard		(203,523)	(178,938)	(288,950)	(253,693)
Vessel operating		(328,998)	(324,861)	(610,088)	(588,070)

Total cruise operating expenses		(878,601)	(832,343)	(1,382,526)	(1,308,830)
Other operating expenses
Selling and administration		(220,593)	(195,649)	(440,411)	(401,319)
Depreciation, amortization and impairment	8	(61,141)	(63,311)	(126,052)	(126,010)

Total other operating expenses		(281,734)	(258,960)	(566,463)	(527,329)

Operating income		426,926	363,468	356,427	247,606

Non-operating income (expense)
Interest income		14,738	10,029	33,207	18,833
Interest expense		(100,623)	(173,334)	(218,112)	(296,927)
Currency gain (loss)		1,382	(11,541)	10,180	(14,982)
Private Placement derivative (loss) gain	13	(57,568)	27,101	(364,214)	66,260
Other financial loss		(121,568)	(23,707)	(146,523)	(40,273)

Income (loss) before income taxes		163,287	192,016	(329,035)	(19,483)
Income tax expense		(7,486)	(1,962)	(9,092)	(4,830)

Net income (loss)		$155,801	$190,054	$(338,127)	$(24,313)

Net income (loss) attributable to Viking Holdings Ltd		$155,652	$189,928	$(338,572)	$(24,300)
Net income (loss) attributable to non-controlling interests		$149	$126	$445	$(13)
Weighted-average ordinary and special shares outstanding (in thousands)

Basic	15	364,787	221,936	293,362	221,936

Diluted	15	367,188	406,203	293,362	406,203

Net income (loss) per share attributable to ordinary and special shares

Basic	15	$0.37	$0.51	$(0.80)	$(0.01)

Diluted	15	$0.37	$0.46	$(0.80)	$(0.11)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83

VIKING HOLDINGS LTD

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME (LOSS)

(in USD and thousands, unaudited)

		Three Months Ended June 30,		Six Months Ended June 30,
	Notes	2024	2023	2024	2023
Net income (loss)		$155,801	$190,054	$(338,127)	$(24,313)

Other comprehensive income (loss)
Other comprehensive income (loss) to be reclassified to net income (loss) in subsequent periods:
Exchange differences on translation of foreign operations		1,186	12,435	3,850	12,676
Net change in cash flow hedges	18	(5,750)	(3,919)	(19,017)	(2,218)

Net other comprehensive (loss) income to be reclassified to net income (loss) in subsequent periods		(4,564)	8,516	(15,167)	10,458

Other comprehensive (loss) income, net of tax		(4,564)	8,516	(15,167)	10,458

Total comprehensive income (loss)		$151,237	$198,570	$(353,294)	$(13,855)

Total comprehensive income (loss) attributable to Viking Holdings Ltd		$151,091	$198,472	$(353,728)	$(13,817)
Total comprehensive income (loss) attributable to non-controlling interests		$146	$98	$434	$(38)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83

VIKING HOLDINGS LTD

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in USD and thousands, unaudited)

	Notes	June 30, 2024	December 31, 2023
			(audited)
Assets
Non-current assets
Property, plant and equipment and intangible assets	8	$5,816,957	$5,684,315
Right-of-use assets		260,833	268,834
Investments in associated companies		10,414	10,473
Deferred tax assets		48,122	42,853
Other non-current assets		161,524	136,855

Total non-current assets		6,297,850	6,143,330

Current assets
Cash and cash equivalents	5	1,842,142	1,513,713
Accounts and other receivables	6	244,718	344,754
Inventories		52,646	54,602
Prepaid expenses and other current assets	7	539,048	427,202
Current receivables due from related parties	20	6,267	12,316

Total current assets		2,684,821	2,352,587

Total assets		$8,982,671	$8,495,917

Shareholders’ equity and liabilities
Shareholders’ equity		$(1,180,658)	$(5,349,879)
Non-current liabilities
Long-term portion of bank loans and financial liabilities	10	1,603,075	1,757,372
Secured Notes	10	1,016,566	1,015,657
Long-term portion of Unsecured Notes	10	2,023,051	2,270,246
Private Placement liability	13	—	1,394,552
Private Placement derivative	13	—	2,640,759
Long-term portion of lease liabilities		215,385	227,956
Deferred tax liabilities		3,736	4,082
Other non-current liabilities	11	36,453	171,281

Total non-current liabilities		4,898,266	9,481,905
Current liabilities
Accounts payables		275,244	244,581
Short-term portion of bank loans and financial liabilities	10	190,805	253,020
Short-term portion of Unsecured Notes	10	249,198	—
Short-term portion of lease liabilities		24,658	24,670
Deferred revenue	4	3,823,353	3,486,579
Accrued expenses and other current liabilities	9	701,805	355,041

Total current liabilities		5,265,063	4,363,891

Total shareholders’ equity and liabilities		$8,982,671	$8,495,917

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83

VIKING HOLDINGS LTD

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(in USD and thousands, unaudited)

		Attributable to the equity holders of the parent
	Notes	Share capital	Share premium	Treasury shares	Other paid-in equity	Translation adjustment	Pension measurement adjustment	Cash flow hedge	Retained losses	Non- controlling interests	Total shareholders’ equity
Balance at January 1, 2023		$2,253	$(44,565)	$—	$133,620	$(3,736)	$2,667	$7,589	$(3,594,507)	$3,262	$(3,493,417)
Net loss		—	—	—	—	—	—	—	(24,300)	(13)	(24,313)
Other comprehensive income	18	—	—	—	—	12,701	—	(2,218)	—	(25)	10,458

Total comprehensive loss		—	—	—	—	12,701	—	(2,218)	(24,300)	(38)	(13,855)
Dividend distribution	12	—	—	—	—	—	—	—	(24,624)	—	(24,624)
Stock based compensation	14	—	—	—	12,259	—	—	—	—	—	12,259
Income tax impact due to stock based compensation	14	—	—	—	14	—	—	—	—	—	14

Balance at June 30, 2023		$2,253	$(44,565)	$—	$145,893	$8,965	$2,667	$5,371	$(3,643,431)	$3,224	$(3,519,623)

Balance at January 1, 2024		$2,253	$(44,565)	$—	$178,492	$4,203	$(83)	$9,315	$(5,503,218)	$3,724	$(5,349,879)
Net loss		—	—	—	—	—	—	—	(338,572)	445	(338,127)
Other comprehensive loss	18	—	—	—	—	3,861	—	(19,017)	—	(11)	(15,167)

Total comprehensive loss		—	—	—	—	3,861	—	(19,017)	(338,572)	434	(353,294)
Proceeds from initial public offering, net of underwriting discounts and commissions, and offering expenses	2	110	243,817	—	—	—	—	—	—	—	243,927
Conversion of Series C Preference Shares to ordinary shares	13	1,843	4,401,090	—	—	—	—	—	—	—	4,402,933
Issuance of ordinary shares for vesting of restricted share units	14	163	—	—	(163)	—	—	—	—	—	—
Ordinary shares withheld related to restricted share units	14	—	—	(124,109)	—	—	—	—	—	—	(124,109)
Dividend distribution	12	—	—	—	—	—	—	—	(18,342)	(607)	(18,949)
Stock based compensation	14	—	—	—	7,058	—	—	—	—	—	7,058
Income tax impact due to stock based compensation	14	—	—	—	11,655	—	—	—	—	—	11,655

Balance at June 30, 2024		$4,369	$4,600,342	$(124,109)	$197,042	$8,064	$(83)	$(9,702)	$(5,860,132)	$3,551	$(1,180,658)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83

VIKING HOLDINGS LTD

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in USD and thousands, unaudited)

		Six Months Ended June 30,
	Notes	2024	2023
Cash flows from operating activities
Net loss		$(338,127)	$(24,313)
Adjustments to reconcile net loss to net cash flows
Depreciation, amortization and impairment	8	126,052	126,010
Amortization of debt transaction costs		16,815	19,679
Loss on planned redemption of debt		—	48,033
Private Placement derivative loss (gain)	13	364,214	(66,260)
Foreign currency (gain) loss on loans	10	(20,125)	1,918
Non-cash financial loss		145,317	44,996
Stock based compensation expense	14	7,058	12,259
Interest income		(33,207)	(18,833)
Interest expense		201,297	229,215
Dividend income		(442)	(2,042)
Changes in working capital:
Increase in deferred revenue	4	336,774	344,057
Changes in other liabilities and assets		84,839	90,540
Decrease (increase) in inventories		1,956	(5,144)
Changes in deferred tax assets and liabilities		6,040	(3,029)
Changes in other non-current assets and other non-current liabilities		(16,760)	11,876
Changes in related party receivables and payables		6,049	8,475
Income taxes paid		(4,931)	(3,988)

Net cash flow from operating activities		882,819	813,449

Cash flows from investing activities
Investments in property, plant and equipment and intangible assets	8	(251,828)	(519,176)
Capital contribution to associated company	20	(4,000)	(5,000)
Prepayment for vessel charter		(1,050)	(1,201)
Dividends received		442	2,042
Interest received		35,603	18,833

Net cash flow used in investing activities		(220,833)	(504,502)

Cash flows from financing activities
Repayment of borrowings	10	(206,874)	(132,899)
Proceeds from borrowings		—	1,069,088
Transaction costs incurred for borrowings	10	(4,698)	(51,291)
Proceeds from initial public offering, net of underwriting discounts and commissions, and offering expenses	2	243,927	—
Taxes paid related to net share settlement of equity awards	14	(124,109)	—
Dividend distribution	12	(18,949)	(24,624)
Trustee deposit for redemption of debt		—	(721,556)
Principal payments for lease liabilities		(12,574)	(10,610)
Interest payments for lease liabilities		(10,601)	(11,626)
Interest paid		(197,186)	(216,510)

Net cash flow used in financing activities		(331,064)	(100,028)

Change in cash and cash equivalents		330,922	208,919
Effect of exchange rate changes on cash and cash equivalents		(2,493)	2,321

Net increase in cash and cash equivalents		$328,429	$211,240

Cash and cash equivalents
Cash and cash equivalents at January 1	5	$1,513,713	$1,253,140
Cash and cash equivalents at June 30	5	1,842,142	1,464,380

Net increase in cash and cash equivalents		$328,429	$211,240

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83

VIKING HOLDINGS LTD

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2024

(unaudited)

1.	CORPORATE INFORMATION

Viking Holdings Ltd (“VHL” or the “Company”) is a Bermuda company, incorporated on July 21, 2010, whose registered address is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The Company is registered in Bermuda as an exempted company and, pursuant to Section 14(3) of the Companies Act 1981, has perpetual succession. The Company’s majority shareholder is Viking Capital Limited (“VCAP”), which is registered in the Cayman Islands as an exempted company.

The principal business activity of the Company and its subsidiaries (the “Group”) is to engage in passenger shipping and other forms of passenger transport and as a tour entrepreneur for passengers and related activities in tourism.

The interim condensed consolidated financial statements of the Group (“interim financial statements”) for the three and six months ended June 30, 2024 were authorized for issuance by the Company’s Board of Directors on August 22, 2024.

Initial Public Offering

On May 3, 2024, the Company closed its initial public offering (the “IPO”) of its ordinary shares. The Company issued 11,000,000 ordinary shares, at a public offering price of $24.00 per share. The Company received net proceeds of $243.9 million after deducting underwriting discounts and commissions of $13.2 million and other offering expenses of $6.9 million. In addition, certain existing shareholders sold ordinary shares in the IPO.

Immediately prior to the consummation of the IPO, all outstanding preference shares and Series C Preference Shares converted to ordinary shares on a one-for-one basis (the “Conversion Event”). Additionally, all outstanding options for non-voting ordinary shares and all outstanding restricted share units (“RSUs”) for non-voting ordinary shares converted to options for ordinary shares and RSUs for ordinary shares, respectively, on a one-for-one basis. All authorized Series C Preference Shares, preference shares and non-voting ordinary shares were also redesignated into authorized ordinary shares. Additionally, in connection with the IPO, the Company adopted updated bye-laws (“Post IPO Bye Laws”). Following the IPO and in accordance with the Post IPO Bye Laws, the Company has two classes of authorized share capital: ordinary shares and special shares. Each ordinary share is entitled to one vote per share, and each special share is entitled to 10 votes per share.

As a result of the conversion of the Series C Preference Shares to ordinary shares immediately prior to the consummation of the IPO, the Private Placement liability and Private Placement derivative were derecognized with an offsetting amount recognized in equity. See Note 13.

All RSUs granted by the Company are subject to a liquidity vesting condition and some RSUs are also subject to a service condition. Upon the consummation of the IPO, the liquidity condition was satisfied, resulting in the vesting of 16,251,664 outstanding RSUs. In connection with the settlement of the RSUs that vested upon IPO, the Company withheld 5,171,224 ordinary shares and used $136.4 million of the net proceeds from the IPO to satisfy tax withholding and remittance obligations. As a result, the Company issued 11,080,440 ordinary shares in connection with the net settlement of RSUs that vested upon IPO. See Note 14.

Following the IPO, the Company has 431,603,528 total ordinary shares and special shares outstanding, comprised of 303,832,404 ordinary shares and 127,771,124 special shares. See Note 12.

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83

2.	BASIS OF PREPARATION AND ACCOUNTING POLICIES

Basis of preparation

The interim financial statements for the three and six months ended June 30, 2024 have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). The interim financial statements are prepared based on the same accounting policies used in the Group’s annual consolidated financial statements as of and for the year ended December 31, 2023 (the “annual consolidated financial statements”).

The interim financial statements are unaudited and do not include all the information and disclosures required in the annual consolidated financial statements, and should be read in conjunction with the Group’s audited consolidated financial statements and notes included in its final prospectus, dated April 30, 2024, filed with the SEC pursuant to Rule 424(b) under the Securities Act of 1933, as amended, on May 2, 2024 (the “Prospectus”) in connection with the Company’s IPO.

The interim financial statements have been prepared on a historical cost basis, except for forward foreign currency contracts, financial assets and liabilities at fair value through profit or loss, the warrant liability and the Private Placement derivative, which are carried at fair value and are re-measured through the interim condensed consolidated statements of operations and the interim condensed consolidated statements of other comprehensive income (loss).

Except as otherwise noted, all amounts in the interim financial statements are presented in United States (“U.S.”) Dollars (“USD” or “$”) and all values are rounded to the nearest thousand ($000). The interim condensed consolidated statements of cash flows are prepared using the indirect method. The interim financial statements are based on the assumption of going concern.

On April 11, 2024, a 26-for-1 share split of the Company’s authorized and issued ordinary shares, special shares, preference shares, non-voting ordinary shares and Series C Preference Shares was effected by way of an increase in capital and bonus issue of 25 shares on each one outstanding share (the “26-for-1 share split”). Contractual agreements which settle in shares, including warrants and share-based payment arrangements, include anti-dilution provisions which provide for the automatic adjustment in the event of share splits. The Company has given retrospective effect to the 26-for-1 share split on all share and per-share amounts, including for such contractual arrangements that settle in shares, for all periods presented, including in Notes 12, 14 and 15.

New and amended standards and interpretations

The Group intends to adopt relevant new and amended accounting standards and interpretations when they become effective. The Group has not early adopted any standards, interpretations or amendments that have been issued but are not yet effective.

In 2024, the Company adopted amendments to IAS 1, Presentation of Financial Statements (“IAS 1”), related to the classification of liabilities as current or non-current. The IAS 1 amendments clarified that settlement of a liability includes settlement with the Company’s own equity instruments. As the warrants (see Note 9) settle in the Company’s own equity instruments, the amendments impacted the classification of the warrants.

In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements (“IFRS 18”) which replaces IAS 1. IFRS 18 requires an entity to classify all income and expenses within its statement of operations into one of five categories: operating, investing, financing, income taxes and discontinued operations. The first three categories are new. These categories are complemented by the requirement to present subtotals and totals for “operating profit or loss,” “profit or loss before financing and income taxes” and “profit or loss.” IFRS 18 and the amendments to other standards are effective for reporting periods beginning on or after January 1, 2027, but earlier application is permitted. The Group is currently evaluating the impact of this amendment.

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83

Other than as described above, there are no standards, interpretations, or amendments issued but not yet effective, that are expected to have a material impact on the Group’s interim financial statements.

3.	SEASONALITY OF OPERATIONS

The Group’s results are seasonal because while the ocean, expedition and Mississippi products operate year-round, the primary cruising season for the river product is from April to October, although some of the river cruises run longer seasons. Additionally, the Group’s highest occupancy occurs during the Northern Hemisphere’s summer months. The Group recognizes cruise-related revenue over the duration of the cruise and expenses its marketing and employee costs when the related costs are incurred. As a result, the majority of the Group’s revenue and profits have historically been earned in the second and third quarters of each year, while the first and fourth quarters of each year have been closer to break even or a loss, as the Group’s selling and administration expenses are consistent throughout the year. Though the growth of the Group’s fleet of year-round products will continue to reduce the seasonality in future periods, the Group expects the seasonality trend of its revenue and profits to continue.

4.	REVENUE FROM CONTRACTS WITH CUSTOMERS

Disaggregation of revenue

The table below disaggregates total revenue by reportable segment (see Note 16) for the three and six months ended June 30, 2024 and 2023:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2024	2023	2024	2023
(in USD and thousands)
River	$891,747	$832,989	$1,057,178	$963,275
Ocean	573,225	529,917	1,020,905	927,549
Other	122,289	91,865	227,333	192,941

Total revenue	$1,587,261	$1,454,771	$2,305,416	$2,083,765

Total revenue for the three months ended June 30, 2024 increased by $132.5 million to $1,587.3 million from $1,454.8 million for the same period in 2023. Total revenue for the six months ended June 30, 2024 increased by $221.6 million to $2,305.4 million from $2,083.8 million for the same period in 2023. These increases were primarily due to higher revenue per passenger cruise day and an increase in passenger cruise days, mainly due to the operation of additional ships delivered, including the Viking Saturn and Viking Aton, which were delivered in April 2023 and August 2023, respectively. Additionally, for the six months ended June 30, 2024, the Group had an earlier season start for certain river vessels in Europe beginning in January.

Regional economic trends affect the Group’s revenue and cash flows. The table below disaggregates percentage of passengers by source market, which is the passenger’s home country or region, for the three and six months ended June 30, 2024 and 2023:

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
North America	89.2%	90.0%	89.9%	90.4%
Australia	5.4%	4.5%	4.9%	4.3%
United Kingdom	3.8%	5.2%	4.1%	5.1%
Other	1.6%	0.3%	1.1%	0.2%

	100.0%	100.0%	100.0%	100.0%

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83

The disaggregation by source market is similar across all reportable segments.

The Group’s vessels and ships primarily operate in Europe.

Deferred revenue (contract liability)

As of June 30, 2024 and December 31, 2023, deferred revenue was $3,823.4 million and $3,486.6 million, respectively. Of the $3,823.4 million deferred revenue balance as of June 30, 2024, $83.7 million related to Risk Free Vouchers and $15.2 million related to Premium Cruise Vouchers. The terms of the Risk Free Vouchers and Premium Cruise Vouchers are described in the Group’s annual consolidated financial statements as of and for the year ended December 31, 2023.

5.	CASH AND CASH EQUIVALENTS

A summary of the Group’s cash and cash equivalents as of June 30, 2024 and December 31, 2023 is outlined below:

	June 30, 2024	December 31, 2023
(in USD and thousands)
Cash at bank and in hand	$1,657,648	$1,481,370
Credit card receivables	184,494	32,343

Total	$1,842,142	$1,513,713

As of June 30, 2024 and December 31, 2023, cash at bank and in hand included $143.7 million and $148.2 million, respectively, subject to restrictions on use arising from contracts with third parties.

6. ACCOUNTS AND OTHER RECEIVABLES

A summary of the Group’s accounts and other receivables as of June 30, 2024 and December 31, 2023 is outlined below:

	June 30, 2024	December 31, 2023
(in USD and thousands)
Credit card receivables	$112,920	$207,374
Accounts receivable	56,755	49,988
Yard receivables	33,985	19,932
Indirect tax receivables	29,133	41,982
Other	11,925	25,478

Total	$244,718	$344,754

Credit card receivables that are not classified as cash and cash equivalents are included in accounts and other receivables. Credit card receivables represent amounts subject to a priority claim from credit card processors.

Accounts receivable includes insurance receivables, vendor receivables, airline receivables and passenger receivables.

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83

7.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

A summary of the Group’s prepaid expenses and other current assets as of June 30, 2024 and December 31, 2023 is outlined below:

	June 30, 2024	December 31, 2023
(in USD and thousands)
Air	$309,285	$161,992
Commissions	51,327	39,766
Operating, product and administration costs	51,094	57,181
Restricted cash	40,370	75,786
Credit card fees	38,448	32,531
Debt transaction costs	18,807	12,332
Advertising	11,441	10,470
Cash deposits	10,487	20,498
Other	7,789	16,646

Total	$539,048	$427,202

Air increased as of June 30, 2024, compared to December 31, 2023, primarily due to the timing of air ticket purchases and seasonality of the Group’s operations.

Restricted cash relates to deposits required by certain credit card processors. The deposits, which decreased as of June 30, 2024, compared to December 31, 2023, are based on various factors as determined by the credit card processors.

8.	PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS

Movements in property, plant and equipment and intangible assets during the six months ended June 30, 2024 are outlined below:

(in USD and thousands)	River Vessels & Equipment	Ocean and Expedition Ships & Equipment	River Vessels under Construction	Ocean Ships under Construction	Office Equipment	Land & Buildings	Other Fixed Assets	Intangible Assets, including Goodwill	Total
Cost as of January 1, 2024	$2,621,214	$4,001,330	$111,919	$298,057	$21,486	$21,786	$53,308	$171,145	$7,300,245
Additions	24,192	1,461	112,547	101,183	554	1,676	72	10,143	251,828
Disposals	(4,388)	—	—	—	(2,517)	(506)	—	(23,642)	(31,053)
Reclassified from right-of-use-assets	—	95	—	—	—	—	—	—	95
Effect of currency translation	(2,096)	—	(79)	—	(76)	(538)	(34)	(135)	(2,958)

Cost as of June 30, 2024	$2,638,922	$4,002,886	$224,387	$399,240	$19,447	$22,418	$53,346	$157,511	$7,518,157
Accumulated depreciation, amortization and impairment as of January 1, 2024	$(983,491)	$(463,098)	$—	$—	$(15,482)	$(8,546)	$(36,293)	$(109,020)	$(1,615,930)
Depreciation and amortization	(41,796)	(58,977)	—	—	(1,559)	(365)	(936)	(9,644)	(113,277)
Depreciation and amortization of disposals	703	—	—	—	2,517	—	—	23,635	26,855
Reclassified from right-of-use-assets	—	(95)	—	—	—	—	—	—	(95)
Effect of currency translation	808	—	—	—	55	249	11	124	1,247

Accumulated depreciation, amortization and impairment as of June 30, 2024	$(1,023,776)	$(522,170)	$—	$—	$(14,469)	$(8,662)	$(37,218)	$(94,905)	$(1,701,200)

Net book value
As of January 1, 2024	$1,637,723	$3,538,232	$111,919	$298,057	$6,004	$13,240	$17,015	$62,125	$5,684,315

As of June 30, 2024	$1,615,146	$3,480,716	$224,387	$399,240	$4,978	$13,756	$16,128	$62,606	$5,816,957

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83

River vessels

River vessels and equipment and river vessels under construction include amounts attributable to the Group’s river fleet, including vessels improvements and equipment for the Viking Mississippi. In 2012, the Group launched the Longship (“Longship”) series of vessels. As of June 30, 2024, the Group’s river fleet consisted of 81 river vessels, of which 58 are Longships, 10 are small classes based on the Longship design, 11 are other river vessels and two are river vessel charters, including the Viking Mississippi.

During the six months ended June 30, 2024, additions to river vessels and equipment included $24.2 million in improvements to river vessels.

During the six months ended June 30, 2024, there were $112.5 million in additions to river vessels under construction, of which $75.9 million related to progress payments for eight Longships, two Longships-Seine and one Longship-Douro under construction scheduled for delivery in 2025 and 2026 and $36.6 million related to Egypt river vessels under construction scheduled for delivery between 2024 and 2026.

Ocean and expedition ships

In 2015, the Group took delivery of its first ocean ship and as of June 30, 2024, the Group had a fleet of nine ocean ships. In 2021, the Group took delivery of its first expedition ship, which is designed for sailings in the polar regions and the Great Lakes of North America. As of June 30, 2024, the Group had a fleet of two expedition ships.

During the six months ended June 30, 2024, the Group capitalized $101.2 million in ocean ships under construction primarily related to ocean shipyard progress payments, consisting of $22.1 million for the Viking Vesta, $24.7 million for Ship XIII, $24.8 million for Ship XIV, $25.4 million for Ship XV and $4.0 million in other costs.

The Group did not identify any impairment indicators related to property, plant and equipment and intangible assets as of June 30, 2024 and December 31, 2023. The Group’s conclusions regarding the valuation of its property, plant and equipment and intangible assets may change in future periods if factors or circumstances cause the Group to revise its assumptions in future periods, including related to inflation and rising interest rates. The Group’s future cash flows may be impacted by climate related risks, including environmental changes or more stringent environmental regulations. Such changes may impact accounting estimates in future periods, which incorporate forecasted financial performance.

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83

9.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

A summary of the Group’s accrued expenses and other current liabilities as of June 30, 2024 and December 31, 2023 is outlined below:

	June 30, 2024	December 31, 2023
(in USD and thousands)
Warrant liability	$281,000	$—
Interest payable	90,749	97,387
Payroll and employee costs	64,359	25,830
Operating costs	51,515	55,880
Product and commission costs	35,305	34,124
Marketing expenses	31,799	30,681
Indirect taxes payable	28,959	18,250
Overhead costs	25,852	23,368
Air costs	22,358	11,787
Travel protection cancellation reserve	12,364	9,591
Other	57,545	48,143

Total	$701,805	$355,041

In February 2021, the Company issued two warrants for 8,733,400 ordinary shares to VCAP, with each warrant being for 4,366,700 ordinary shares. The vesting period of the warrants commenced on the date of issuance and ends on the later of five years from the date of issuance or upon the sale of all of TPG’s or CPP Investments’ equity in the Company. Each warrant is tied to either TPG VII Valhalla Holdings, L.P. (“TPG”) and CPP Investment Board PMI-3 Inc. (“CPP Investments”) equity in the Company and the number of warrants that vest is based on either the proceeds to TPG or CPP Investments upon a sale of their equity in the Company or the trading price of the Company’s ordinary shares starting 180 days after the IPO. The number of warrants that vest depends on the proceeds or trading price, as applicable, per ordinary share, with 0% vesting at $15.38 or lower price per ordinary share and 100% vesting at $23.08 or higher price per ordinary share, and linear vesting between $15.38 and $23.08 per ordinary share. The warrants have an exercise price of $0.01.

The warrants are accounted for as a financial liability because the terms require the Company to potentially issue a variable number of ordinary shares in the future. The warrant liability is carried at fair value with changes in value recognized through the interim condensed consolidated statements of operations. The fair value of the warrant liability increased from December 31, 2023 to June 30, 2024 as a result of the increase in the Company’s ordinary share price. For the three months ended June 30, 2024 and 2023, the Company recognized losses of $123.0 million and $2.3 million, respectively, on the remeasurement of the warrant liability. For the six months ended June 30, 2024 and 2023, the Company recognized a loss of $146.7 million and a gain of $1.8 million, respectively, on the remeasurement of the warrant liability. The warrant liability is included in other non-current liabilities on the interim condensed consolidated statement of financial position as of December 31, 2023. See Note 11.

The changes in accrued expenses and other current liabilities are based on the timing of accruals for goods and services and payments.

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83

10.	LOANS AND FINANCIAL LIABILITIES

A summary of the Group’s loans and financial liabilities recorded at amortized cost as of June 30, 2024 and December 31, 2023 is outlined below:

Loans and financial liabilities

		June 30, 2024	December 31, 2023
Loans and Financial Liabilities	Vessels and Ships Financed and Mortgaged	(in USD and thousands)
€54.2 million loan, variable base rate plus 2.4%, due 2025	Viking Baldur, Viking Magni	$19,467	$21,740

€236.1 million loan, variable at SOFR plus CAS and 2.0%, due through 2024	Viking Hermod, Viking Buri, Viking Heimdal, Viking Delling, Viking Lif	—	12,619

€20.3 million loan, variable base rate plus 2.4%, due 2026	Viking Kvasir	13,401	14,414

€288.9 million loan, variable at SOFR plus CAS and 2.0%, due through 2025	Viking Hlin, Viking Kara, Viking Mani, Viking Eir, Viking Lofn, Viking Vidar, Viking Skirnir, Viking Modi, Viking Gefjon, Viking Ve, Viking Mimir, Viking Vili	—	35,368

€225.8 million loan, fixed at 4.73% or variable at SOFR plus CAS and 2.0%, due through 2027	Viking Alruna, Viking Egil, Viking Kadlin, Viking Rolf, Viking Tialfi, Viking Vilhjalm, Viking Herja, Viking Hild, Viking Sigrun, Viking Einar	37,807	83,017

$53.5 million loan, fixed at 5.12%, due 2025	Viking Idi refinancing, Viking Astrild, Viking Beyla	16,391	18,398

$40.0 million loan, fixed at 5.43%, due 2027	Viking Hemming, Viking Osfrid and Viking Torgil refinancing	17,500	20,000

$102.0 million loan, fixed at 5.22%—5.26%, due 2028	Viking Vali, Viking Tir, Viking Ullur, Viking Sigyn	57,788	63,531

$15.1 million loan, variable base rate plus 2.35%, due 2029	Viking Helgrim	10,192	11,029

€153.2 million loan, variable at SOFR plus CAS and 1.30%—1.40%, due through 2029	Viking Hervor, Viking Gersemi, Viking Kari, Viking Radgrid, Viking Skaga, Viking Fjorgyn	95,460	129,222

€53.6 million loan, variable at SOFR plus CAS and 1.30%—1.40%, due through 2029	Viking Gymir, Viking Egdir	41,134	50,109

$291.2 million financial liability, due 2030	Viking Orion	216,932	223,896

$290.2 million financial liability, due 2031	Viking Jupiter	228,129	234,840

$255.7 million financial liability, variable at SOFR plus CAS and 3.0%, due 2033	Viking Octantis	223,752	230,145

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83

		June 30, 2024	December 31, 2023
Loans and Financial Liabilities	Vessels and Ships Financed and Mortgaged	(in USD and thousands)

$299.5 million financial liability, due 2034	Viking Mars	$277,628	$283,312

€316.6 million loan, fixed at 1.81%, due 2034	Viking Neptune	296,928	320,367

€316.6 million loan, fixed at 1.87%, due 2035	Viking Saturn	311,067	334,930

€6.2 million loan, fixed at 0.3%, due 2026		3,003	3,777

20.0 million CHF loan, fixed at 1.5%—2.0%, due 2027		12,984	15,847

Gross bank loans and financial liabilities		$1,879,563	$2,106,561

Less: Unamortized loan and financial liability fees		(85,683)	(96,169)

Total bank loans and financial liabilities		$1,793,880	$2,010,392

Less: Short-term portion of bank loans and financial liabilities		(190,805)	(253,020)

Long-term portion of bank loans and financial liabilities		$1,603,075	$1,757,372

River vessel financing

Hermes Financing

Euler Hermes Aktiengesellschaft (“Hermes”) manages the official export credit guarantee scheme on behalf and for the account of the German Federal Government. Subsidiaries of the Group have loan agreements with lender groups for which Hermes has provided guarantees equal to 95% of the loan amounts (the “Hermes Financing”). The Hermes Financing includes the €236.1 million loan, the €288.9 million loan, the €225.8 million loan, the €153.2 million loan and the €53.6 million loan. All loans that are part of the Hermes Financing are denominated in euros (“EUR” or “€”) at drawdown dates and are converted to USD based on the prevailing exchange rates two days before drawdown and have a term of eight and a half years from the drawdown dates with semi-annual payments. The Group selected fixed or variable rate financing for each of the drawdowns. Viking River Cruises Ltd (“VRC”), a subsidiary of the Group, has also issued a corporate guarantee for the obligations related to these loans. The variable rate is based on Term Secured Overnight Financing Rate (“SOFR”) plus the Credit Adjustment Spread (“CAS”) and a margin. The Hermes Financing contains customary insurance and loan to value requirements and negative covenants subject to a number of important exceptions and qualifications, including, without limitation, covenants restricting indebtedness, liens, investments, mergers, affiliate transactions, asset sales, prepayment of indebtedness, dividends and other distributions.

In 2020 and 2021, the Group amended the Hermes Financing to defer principal payments due from April 2020 to March 2022 (the “deferral period”). Under the amended terms of the agreements, at each date within the deferral period that a principal payment was due, the Group made the principal payments with drawdowns of new tranches on the existing loans (“deferred tranches”). The deferred tranches had variable interest rates and were to be repaid semi-annually over a three to five year term beginning after the end of the deferral period, or could be repaid earlier. In connection with the amendments to these loan agreements, Viking Cruises Ltd (“VCL”), a wholly owned subsidiary of the Company, became an additional guarantor of the loans while the deferred tranches were outstanding. In June 2024, the Group made prepayments totaling $73.1 million on the remaining balance of all deferred tranches outstanding under the Hermes Financing, thereby fully extinguishing the deferred tranches and terminating the VCL guarantees of these amounts. For the three and six months ended June 30, 2024, the Group recognized non-recurring charges in interest expense of $1.2 million related to the write off of unamortized loan fees for the deferred tranches.

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83

The Hermes Financing also has financial maintenance covenants that require VRC, as guarantor, and Viking River Cruises AG (“VRC AG”), as borrower, to maintain at all times following the first drawdown, an aggregate amount of consolidated free liquidity, which includes cash and cash equivalents, marketable securities and receivables from credit card processors, equal to or greater than $75.0 million. As of June 30, 2024, VRC and VRC AG were in compliance with these financial maintenance covenants.

€54.2 Million Loan

In January 2013, the Group entered into a loan agreement for €54.2 million to finance the Viking Baldur and Viking Magni and to refinance the Viking Legend (all amounts related to the Viking Legend have since been repaid). The €54.2 million loan was converted to USD based on the prevailing exchange rates two days prior to the dates of drawdown and has a term of 10 years from drawdown dates with monthly payments and a balloon payment due upon maturity of the loan. The loan has variable rate financing. The loan also includes customary insurance requirements. VRC issued a corporate guarantee for this arrangement.

In 2020 and 2021, the Group deferred principal payments for the €54.2 million loan for principal payments due from April 2020 through March 2022 and extended the maturity date of the loan by a total of 25 months.

€20.3 Million Loan

In April 2014, the Group entered into a loan agreement for €20.3 million to finance the Viking Kvasir. The €20.3 million loan was converted to USD based on the prevailing exchange rates two days prior to the date of drawdown, and has a term of 10 years from the drawdown date with monthly payments and a balloon payment due upon maturity of the loan. The loan has variable rate financing. The loan also includes customary insurance requirements. VRC issued a corporate guarantee for this arrangement.

In 2020 and 2021, the Group deferred principal payments for the €20.3 million loan for principal payments due from April 2020 through March 2022 and extended the maturity date of the loan by a total of two years.

$53.5 Million Loan

In March 2015, the Group entered into a loan agreement for $53.5 million to finance the Viking Astrild and the Viking Beyla and to refinance the Viking Idi. The $53.5 million loan has a term of 10 years from drawdown dates with quarterly installments and a balloon payment due upon maturity of the loan. The loan has fixed rate financing. The loan also includes customary insurance requirements. VRC issued a corporate guarantee for this arrangement.

$40.0 Million Loan

In December 2017, the Group entered into a loan agreement for $40.0 million to refinance three vessels operating in Portugal, the Viking Hemming, Viking Osfrid and Viking Torgil. The $40.0 million loan has a term of eight years from drawdown date with quarterly payments. The loan has fixed rate financing. The loan also includes customary insurance requirements. VCL issued a corporate guarantee for this arrangement.

In 2020 and 2021, the Group amended the $40.0 million loan to defer principal payments due from June 2020 through March 2022 and extended the maturity date of the loan by a total of two years.

$102.0 Million Loan

In December 2017, the Group entered into a loan agreement for $102.0 million to finance the Viking Vali, Viking Tir, Viking Sigyn and Viking Ullur. The $102.0 million loan has a term of eight and half years from drawdown date with monthly payments. The loan has fixed rate financing. The loan also includes customary insurance requirements. VRC issued a corporate guarantee for this arrangement.

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

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In 2020 and 2021, the Group amended the $102.0 million loan to defer principal payments due from June 2020 through May 2022. As a result of the deferrals in 2020 and 2021, the maturity date of the loan was extended by a total of one year and the remaining monthly principal payment amounts increased.

$15.1 Million Loan

In April 2019, the Group entered into a loan agreement for $15.1 million to refinance the Viking Helgrim. The $15.1 million loan has a term of 10 years from the drawdown date with monthly payments. The loan has variable rate financing. The loan also includes customary insurance requirements. VRC issued a corporate guarantee for this arrangement.

In 2020 and 2021, the Group deferred principal payments for the $15.1 million loan for principal payments due from May 2020 through March 2022, which increased all remaining monthly principal payment amounts. These deferrals did not extend the maturity date of the loan.

Other loans

€6.2 Million Loan

In July 2020, the Group entered into a loan agreement for €6.2 million and drew down the full amount, of which 90% is guaranteed by the French government. The loan has a fixed interest rate and is denominated in euros. In March 2021, the Group selected a five year repayment term, with quarterly payments from the selection date.

20.0 Million CHF Loan

In the third quarter of 2020, the Group obtained a credit facility for 20.0 million Swiss Francs (“CHF”), of which 85% is guaranteed by the Swiss government, due December 2024, denominated in CHF with semi-annual payments beginning in 2021. In 2021, the Group amended the credit facility, which extended the due date to 2027 and reduced the amount of each semi-annual payment beginning in the first quarter of 2022. The credit facility contains customary requirements including, without limitation, covenants restricting indebtedness.

Ocean and Expedition Ship Financing

Charter Financing

The Group previously entered into charter agreements to finance the Viking Orion, Viking Jupiter, Viking Octantis and Viking Mars. The charter agreements are accounted for as financial liabilities. The charter rates for the Viking Orion, Viking Jupiter and Viking Mars are designated as fixed rate charters. The charter rate for the Viking Octantis is designated as a variable rate charter, which is based on SOFR plus the CAS and a margin. The charter periods are 144 months beginning from the delivery date of each ship and include a purchase obligation at the end of the charter term, with an option to purchase the ship beginning on the third anniversary of the charter commencement date. VCL issued a corporate guarantee for these arrangements. The Group took delivery of the Viking Orion in June 2018, Viking Jupiter in February 2019, Viking Octantis in December 2021 and Viking Mars in May 2022.

SACE Financing

SACE SpA (“SACE”), which manages the official export credit guarantee scheme on behalf and for account of the Italian Government, provides an insurance policy to the lenders covering 100% of the principal and interest of a facility amount. Eight subsidiaries of the Group each have a loan agreement for which SACE has provided an insurance policy to the lenders covering 100% of the principal and interest of the facility amount (the “SACE Financing”). Each loan will be drawn down upon delivery of the related ocean ship. All loans that are part of the SACE Financing are for up to 80% of the newbuild’s contract price, including certain change orders, plus 100%

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of the Export Credit Agency premium (the “Facility”). The interest rate for each of these loans is fixed and the loans have a term of 12 years from the drawdown date with semi-annual payments, the first of which is due six months after the drawdown at delivery. VCL and Viking Ocean Cruises II Ltd (“VOC II”), a subsidiary of the Group, have jointly and severally guaranteed each of these loans. As of June 30, 2024, the outstanding SACE Financing includes the €316.6 million Neptune loan and the €316.6 million Saturn loan. For the Viking Vela, Viking Vesta, Ship XIII, Ship XIV, Ship XV and Ship XVI, the SACE Financing will be available for drawdown in USD.

The Group took delivery of the Viking Neptune and Viking Saturn in November 2022 and April 2023, respectively.

As the principal amounts of both the €316.6 million Neptune and the €316.6 million Saturn loans are outstanding in euros, the loan balances at each period end are translated to USD with changes recognized through currency gain (loss) in the interim condensed consolidated statements of operations. For the three months ended June 30, 2024 and 2023, the translation resulted in a net currency gain of $4.6 million and $4.1 million, respectively, and a net decrease to the loan balances of $4.6 million and $4.1 million, respectively. For the six months ended June 30, 2024 and 2023, the translation resulted in a currency gain of $19.0 million and a net currency loss of $1.3 million, respectively, resulting in a decrease to the loan balances of $19.0 million and a net increase to the loan balances of $1.3 million, respectively.

Ocean cruise financial liability deposit

The Viking Orion charter agreement requires the Group to maintain a minimum of $6.5 million in a financial liability deposit throughout the charter period, which is included in cash and cash equivalents on the interim condensed consolidated statements of financial position.

Undrawn borrowing facilities

As of June 30, 2024, the Group had the SACE Financing for the Viking Vela, Viking Vesta, Ship XIII, Ship XIV, Ship XV and Ship XVI. The Group has also entered into two loan agreements for €167.5 million each to finance the eight Longships and two Longships-Seine scheduled for delivery in 2025 and 2026. VRC and VCL issued corporate guarantees for the two €167.5 million loans. These loan agreements will be drawn down on the delivery of each ship or vessel. See Note 17.

Secured Notes

		June 30, 2024	December 31, 2023
Notes	Collateral	(in USD and thousands)
$675.0 million Secured Notes, fixed 5.000% due 2028	Viking Star, Viking Sea and Viking Sky	$675,000	$675,000

$350.0 million Secured Notes, fixed 5.625% due 2029	Viking Venus	350,000	350,000

Gross Secured Notes		$1,025,000	$1,025,000

Less: Secured Notes fees and discounts		(8,434)	(9,343)

Total Secured Notes		$1,016,566	$1,015,657

$675.0 Million 2028 Secured Notes

In February 2018, VOC Escrow Ltd, a wholly owned subsidiary that was subsequently merged into Viking Ocean Cruises Ltd, issued $675.0 million in principal amount of its 5.000% Senior Secured Notes due 2028 (the

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“2028 Secured Notes”) with semi-annual interest payments. The 2028 Secured Notes are guaranteed on a senior unsecured basis by VCL and on a senior secured basis by Viking Ocean Cruises Ship I Ltd, Viking Ocean Cruises Ship II Ltd and Viking Sea Ltd. The 2028 Secured Notes are secured on a first priority basis by mortgages granted by Viking Ocean Cruises Ship I Ltd, Viking Ocean Cruises Ship II Ltd and Viking Sea Ltd over the Viking Star, Viking Sky and Viking Sea, respectively, and certain of their other ship related assets.

$350.0 Million 2029 Secured Notes

In February 2021, Viking Ocean Cruises Ship VII Ltd (“Ship VII”), a wholly owned subsidiary, issued $350.0 million in principal amount of its 5.625% Senior Secured Notes due 2029 (the “2029 Secured Notes” and collectively with the 2028 Secured Notes, the “Secured Notes”) with semi-annual interest payments. The net proceeds from the 2029 Secured Notes were used to pay the remaining contract price for the Viking Venus. The 2029 Secured Notes are secured on a first priority basis by a mortgage granted by Ship VII over the Viking Venus and certain of its other ship related assets. The 2029 Secured Notes are guaranteed on a senior unsecured basis by VCL.

The indentures governing the Secured Notes contain customary negative covenants applicable to VCL and its restricted subsidiaries, subject to a number of important exceptions and qualifications, including, without limitation, covenants restricting indebtedness, liens, investments, mergers, affiliate transactions, asset sales, prepayment of indebtedness and dividends and other distributions. In addition, the indentures governing the Secured Notes contain a cross-default provision whereby the failure by VCL or any of its restricted subsidiaries to make principal payments under other borrowing arrangements or the occurrence of certain events affecting those other borrowing arrangements could trigger an obligation to repay the Secured Notes. Pursuant to the indentures governing the Secured Notes, the issuers or the guarantors also entered into security documents containing customary insurance requirements.

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The Secured Notes do not contain any financial maintenance covenants.

Unsecured Notes

		June 30, 2024	December 31, 2023
Notes	Purpose	(in USD and thousands)
$250.0 million VCL Notes, fixed 6.250% due 2025	General corporate purposes, including without limitation working capital, capital expenditures, repayment of outstanding indebtedness and the acquisition of river vessels or ocean ships	$250,000	$250,000

$825.0 million VCL Notes, fixed 5.875% due 2027	To fund the tender offer and redemption of the 2022 VCL Notes and general corporate purposes	825,000	825,000

$500.0 million VCL Notes, fixed 7.000% due 2029	General corporate purposes	500,000	500,000

$720.0 million VCL Notes, fixed 9.125% due 2031	To fund the redemption of the 13.000% Senior Secured Notes due 2025	720,000	720,000

Gross Unsecured Notes		$2,295,000	$2,295,000

Less: Unsecured Notes fees and discounts, net of premiums		(22,751)	(24,754)

Total Unsecured Notes		$2,272,249	$2,270,246

Less: Short-term portion of Unsecured Notes		(249,198)	—

Long-term portion of Unsecured Notes		$2,023,051	$2,270,246

$250.0 Million 2025 VCL Notes

In May 2015, VCL issued $250.0 million in principal of the 6.250% Senior Notes due 2025 (the “2025 VCL Notes”) with semi-annual interest payments. Certain of the Group’s subsidiaries jointly and severally guarantee the 2025 VCL Notes on a senior basis.

$825.0 Million 2027 VCL Notes

In September 2017, VCL issued $550.0 million in principal of the 5.875% Senior Notes due 2027 (the “2027 VCL Notes”) with semi-annual interest payments. In February 2018, VCL issued $275.0 million in principal amount of additional 2027 VCL Notes. The 2027 VCL Notes are guaranteed by the same subsidiaries that guarantee the 2025 VCL Notes.

$500.0 Million 2029 VCL Notes

In 2021, VCL issued $500.0 million in principal amount of its 7.000% Senior Notes due 2029 (the “2029 VCL Notes”) with semi-annual interest payments. The 2029 VCL Notes are guaranteed by the same subsidiaries that guarantee the 2025 VCL Notes and the 2027 VCL Notes, except for Viking Catering AG.

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$720.0 Million 2031 VCL Notes

In June 2023, VCL issued $720.0 million in principal amount of its 9.125% Senior Notes due 2031 (the “2031 VCL Notes” and, together with the 2025 VCL Notes, the 2027 VCL Notes and the 2029 VCL Notes, the “Unsecured Notes”) with semi-annual interest payments. The 2031 VCL Notes are guaranteed by the same subsidiaries that guarantee the 2025 VCL Notes and the 2027 VCL Notes, except for Viking Catering AG and Passenger Fleet LLC.

The indentures governing the Unsecured Notes contain customary negative covenants applicable to VCL and its restricted subsidiaries, subject to a number of important exceptions and qualifications, including, without limitation, covenants restricting indebtedness, liens, investments, mergers, affiliate transactions, asset sales, prepayment of indebtedness and dividends and other distributions. In addition, the indentures governing the Unsecured Notes contain a cross-default provision whereby the failure by VCL or any of its restricted subsidiaries to make principal payments under other borrowing arrangements or the occurrence of certain events affecting those other borrowing arrangements could trigger an obligation to repay the Unsecured Notes.

The Unsecured Notes do not contain any financial maintenance covenants.

The indentures governing the Secured Notes and Unsecured Notes include covenants that generally restrict the amount of funds that can be transferred from VCL and its restricted subsidiaries to the Company to a basket, which is calculated based on a cumulative earnings metric. As of June 30, 2024 and December 31, 2023, essentially all of the net assets of the subsidiaries of the Company, but excluding the Company itself, were restricted.

Revolving Credit Facility

In June 2024, VCL entered into a credit agreement for a five-year revolving credit facility in an aggregate principal amount of $375.0 million (the “Revolving Credit Facility”). Loans under the Revolving Credit Facility will be based on either SOFR or a base rate, with such rate ranging from SOFR plus a margin of 1.50% to 2.50% for SOFR loans and from a base rate plus a margin of 0.50% to 1.50% for base rate loans. VCL will also pay a commitment fee between 0.30% to 0.35%, payable quarterly, on the average daily unused amount of the Revolving Credit Facility. Proceeds from the Revolving Credit Facility will be used to make revolving loans to VRC AG, an indirect wholly-owned subsidiary of VCL, pursuant to an intercompany revolving loan agreement, the proceeds of which will be used by VRC AG to finance ongoing working capital requirements and for other general corporate purposes. The obligations of VCL under the Revolving Credit Facility are guaranteed by certain of VCL’s direct and indirect wholly-owned subsidiaries and are secured by VCL’s rights under the intercompany loan agreement with VRC AG, which is secured by the following river vessels: Viking Odin, Viking Idun, Viking Freya, Viking Njord, Viking Eistla, Viking Bestla, Viking Embla, Viking Aegir, Viking Skadi, Viking Bragi, Viking Tor, Viking Var, Viking Forseti, Viking Rinda, Viking Jarl, Viking Atla, Viking Gullveig, Viking Ingvi and Viking Alsvin. The Group capitalized debt transaction costs related to the Revolving Credit Facility totaling $4.7 million, which is included in prepaid expenses and other current assets and other non-current assets on the interim condensed consolidated statement of financial position as of June 30, 2024. As of June 30, 2024, the Group had no amounts drawn on the Revolving Credit Facility.

The Revolving Credit Facility contains affirmative and negative covenants that are customary for a senior secured credit agreement. The negative covenants include, among other things, limitations on asset sales, mergers and consolidations, indebtedness, liens, dividends, investments and transactions with affiliates. The Revolving Credit Facility also contains financial covenants that require VCL to maintain a leverage ratio and interest coverage ratio as per the levels specified in the credit agreement if the aggregate amount of outstanding loans under the Revolving Credit Facility exceeds a certain threshold.

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11.	OTHER NON-CURRENT LIABILITIES

A summary of the Group’s other non-current liabilities as of June 30, 2024 and December 31, 2023 is outlined below:

	June 30, 2024	December 31, 2023
(in USD and thousands)
Travel protection payable	$29,670	$31,701
Warrant liability	—	134,270
Other	6,783	5,310

Total	$36,453	$171,281

Travel protection payable relates to the non-current portion of amounts payable to the insurance company that underwrites certain parts of the Group’s travel protection.

As of June 30, 2024, the warrant liability was included in accrued expenses and other current liabilities on the interim condensed consolidated statement of financial position. See Note 9.

12.	SHARE CAPITAL

The rights and preferences of each class of share capital prior to the IPO are described in the Group’s annual consolidated financial statements as of and for the year ended December 31, 2023. Share and per share amounts for all share classes have been revised to give effect to the 26-for-1 share split for all periods presented, including the number of ordinary shares issuable upon the exercise of warrants. See Note 2.

As described in Note 1, in connection with the IPO, all outstanding preference shares and Series C Preference Shares converted into ordinary shares on a one-for-one basis. All authorized Series C Preference Shares, preference shares and non-voting ordinary shares were also redesignated into authorized ordinary shares. Under the Post IPO Bye Laws, the Company has two classes of authorized share capital: ordinary shares and special shares.

As of June 30, 2024 and December 31, 2023, the authorized, issued and outstanding share capital was as follows:

	As of June 30, 2024			As of December 31, 2023
	Shares Authorized	Shares Issued	Shares Outstanding	Shares Authorized	Shares Issued	Shares Outstanding	Liquidation Preference Per Share
Non-Voting Ordinary Shares	—	—	—	78,000,000	—	—	$—
Ordinary Shares	1,329,120,000	309,003,628	303,832,404	1,040,000,000	94,165,344	94,165,344	$—
Special Shares	156,000,000	127,771,124	127,771,124	156,000,000	127,771,124	127,771,124	$—
Preference Shares	—	—	—	26,000,000	3,319,420	3,319,420	$0.38
Series C Preference Shares	—	—	—	185,120,000	184,267,200	184,267,200	$7.69

Dividend Activity

Prior to the IPO, in preference to the holders of the ordinary shares, non-voting ordinary shares, special shares and preference shares, the Series C Preference Shares were entitled to receive dividends on a periodic basis (“Series C Preferential Dividend”).

For the three months ended June 30, 2024 and 2023, the Company recognized $7.3 million and $21.3 million, respectively, in interest expense related to the Series C Preferential Dividend. For the six months ended June 30, 2024 and 2023, the Company recognized $28.6 million and $42.5 million, respectively, in interest expense related to the Series C Preferential Dividend.

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83

For the three and six months ended June 30, 2024 and 2023, the Company declared and paid $28.6 million and $42.5 million, respectively, related to the Series C Preferential Dividend. For the three and six months ended June 30, 2024 and 2023, the Company declared and paid $7.2 million and $10.2 million, respectively, in dividends related to ordinary shares. For the three and six months ended June 30, 2024 and 2023, the Company declared and paid $11.0 million and $14.1 million, respectively, in dividends related to special shares and preference shares. All dividends for the three and six months ended June 30, 2024 were declared and paid prior to the IPO. For the three months ended June 30, 2024 and 2023, the Group declared and paid nil and $0.3 million, respectively, in dividends to non-controlling interests. For the six months ended June 30, 2024 and 2023, the Group also declared and paid $0.7 million and $0.3 million, respectively, in dividends to non-controlling interests.

13.	PRIVATE PLACEMENT LIABILITY AND PRIVATE PLACEMENT DERIVATIVE

In February 2021, the Company issued Series C Preference Shares to TPG and CPP Investments (“Series C Private Placement”). The Series C Private Placement was accounted for as a financial liability as certain conversion features under the Company’s bye laws in effect prior to the IPO were not within the control of the Company and could have been cash settled. The equity conversion features were bifurcated from the liability as an embedded derivative (the “Private Placement derivative”), which was carried at fair value, with changes in value recognized through Private Placement derivative (loss) gain in the interim condensed consolidated statements of operations. As of December 31, 2023, the Group’s Private Placement liability was $1,394.6 million and the fair value of the Private Placement derivative was $2,640.8 million.

As described in Note 1, in connection with the IPO in May 2024, all outstanding Series C Preference Shares converted to ordinary shares on a one-for-one basis. The fair value of the Private Placement derivative as of the Conversion Event was $3,005.0 million, which was based on the IPO price of $24.00 per ordinary share, less the liquidation preference of the Series C Preference Shares prior to their conversion. The fair value of the Private Placement derivative increased from December 31, 2023 to the Conversion Event due to an increase in the ordinary share price. As of the Conversion Event, the Group’s Private Placement liability was $1,398.0 million. The Private Placement liability and the Private Placement derivative were derecognized as of the Conversion Event, which resulted in a $1.8 million increase in share capital and a $4,401.1 million increase in share premium.

For the three and six months ended June 30, 2024, the Company recognized Private Placement derivative losses of $57.6 million and $364.2 million, respectively, related to the remeasurement of the Private Placement derivative prior to the conversion of the Series C Preference Shares to ordinary shares. For the three and six months ended June 30, 2023, the Company recognized Private Placement derivative gains of $27.1 million and $66.3 million, respectively, related to the remeasurement of the Private Placement derivative.

14.	STOCK BASED COMPENSATION

Prior to the IPO, the Group maintained the Viking Holdings Ltd 2018 Equity Incentive Plan (the “Pre-IPO Equity Plan”). Grants from the Pre-IPO Equity Plan entitled the recipient to stock based awards whose underlying shares were non-voting ordinary shares of the Company. As described in Note 1, in connection with the IPO, all outstanding options for non-voting ordinary shares and all outstanding RSUs for non-voting ordinary shares converted to options for ordinary shares and RSUs for ordinary shares, respectively, on a one-for-one basis.

Additionally, share and per share amounts for all outstanding stock options and RSUs have been revised to give effect to the 26-for-1 share split for all periods presented. See Note 2.

In connection with the IPO, the Company adopted the Viking Holdings Ltd Second Amended and Restated 2018 Equity Incentive Plan (the “Post-IPO 2018 Plan”). The Post-IPO 2018 Plan replaces the Pre-IPO Equity Plan. The Company has reserved 54,600,000 ordinary shares for issuance under the Post-IPO 2018 Plan, of which

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19,007,878 remain available for future issuance, plus any ordinary shares underlying outstanding share awards previously granted under the Pre-IPO 2018 Plan that expire or are repurchased, forfeited, cancelled or withheld. The number of shares reserved for issuance under the Post-IPO 2018 Plan will be subject to an annual increase on the first day of each calendar year beginning in 2025 and ending in 2034, equal to the lesser of (1) 1.0% of the total number of ordinary shares and special shares outstanding on December 31 of the preceding calendar year and (2) such smaller number of ordinary shares as determined by the Company’s board of directors at any time prior to the first day of a given calendar year.

For the three months ended June 30, 2024 and 2023, the Group recognized stock based compensation expense of $3.5 million and $5.5 million, respectively, all of which relates to RSUs. For the six months ended June 30, 2024 and 2023, the Group recognized stock based compensation expense of $7.1 million and $12.3 million, respectively, all of which relates to RSUs. Other paid-in equity also includes certain income tax effects related to the stock based awards.

The terms of the Group’s stock based awards are described in the Group’s annual consolidated financial statements as of and for the year ended December 31, 2023.

Restricted Share Units

For the six months ended June 30, 2024, RSU activity was as follows:

	Number of RSUs	Weighted Average Grant-date Fair Value	Weighted Average Remaining Contractual Term (in years)
Outstanding at January 1, 2024	18,870,930	$7.18	4.3

Forfeited during the year	(13,000)	11.35
Released during the year	(16,251,664)	6.59

Outstanding at June 30, 2024	2,606,266	$10.88	5.8

All RSUs granted by the Company prior to the IPO were subject to a liquidity vesting condition and some RSUs were also subject to a service condition. Upon the consummation of the IPO, the liquidity condition was satisfied, resulting in the vesting of 16,251,664 outstanding RSUs. Stock based compensation expense for the RSUs vesting at IPO was fully recognized in previous years. The Company withheld 5,171,224 of the 16,251,664 ordinary shares issued for RSU that vested upon the consummation of the IPO to satisfy the tax withholding requirements (the “RSU Net Settlement”). Based on the IPO price of $24.00 per ordinary share, the RSU Net Settlement resulted in a $124.1 million increase in treasury shares.

Stock options

For the six months ended June 30, 2024, stock option activity was as follows:

	Number of Options	Weighted Average Exercise Price		Weighted Average Remaining Contractual Term (in years)
Outstanding at January 1, 2024	2,949,830	$15.57		3.2

Outstanding at June 30, 2024	2,949,830	$15.57	(1)	2.7

(1)	Stock options outstanding include a range of exercise prices from $12.50 to $19.13.

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Employee Share Purchase Plan

In connection with the IPO, the Company adopted the Viking Holdings Ltd 2024 Employee Share Purchase Plan (the “2024 ESPP”). The Company has reserved 4,680,000 ordinary shares for issuance pursuant to a series of purchase rights under the 2024 ESPP. In addition, the number of shares reserved for issuance under the 2024 ESPP will be subject to an annual increase on the first day of each calendar year beginning in 2025 and ending in 2034, equal to the lesser of (1) 1.0% of the total number of ordinary shares and special shares outstanding on December 31 of the preceding calendar year; (2) 4,680,000 ordinary shares; and (3) such smaller number of ordinary shares as determined by the Company’s board of directors at any time prior to the first day of a given calendar year.

15.	NET INCOME (LOSS) PER SHARE

The rights, including dividend rights, of the ordinary shares and special shares are substantially identical, other than voting rights.

Basic net income (loss) per share (“Basic EPS”) is computed by dividing net income (loss) attributable to ordinary shares and special shares by the weighted-average number of ordinary shares and special shares outstanding during each period. Net income (loss) attributable to ordinary shares and special shares is determined in accordance with their rights to income and losses in accordance with the bye laws in effect for the relevant period. In connection with the IPO, the Company adopted the Post IPO Bye Laws; for the bye laws in effect prior to the IPO, please refer to the Group’s annual consolidated financial statements as of and for the year ended December 31, 2023. Share and per share amounts have been revised to give effect to the 26-for-1 share split for all periods presented. See Note 2.

To compute diluted net income (loss) per share (“Diluted EPS”), the Group adjusts the numerator and the denominator of Basic EPS. The Group adjusts net income (loss) attributable to ordinary shares and special shares for the changes in net income (loss) that would result from the conversion of dilutive potential ordinary shares to ordinary shares, including changes in how the net income (loss) would be allocated to ordinary shares and special shares if dilutive potential ordinary shares converted to ordinary shares. The Group adjusts the weighted-average number of ordinary shares and special shares outstanding during each period by the weighted average number of ordinary shares that would be issued upon the conversion of dilutive potential ordinary shares to ordinary shares.

For the three and six months ended June 30, 2024, potential ordinary shares included preference shares prior to the Conversion Event, Series C Preference Shares prior to the Conversion Event, stock based awards beginning from the Conversion Event and the warrants. For the three and six months ended June 30, 2023, potential ordinary shares include preference shares, Series C Preference Shares and the warrants.

Prior to the IPO, stock based awards were not potential ordinary shares because the underlying shares of the stock based awards were non-voting ordinary shares. While non-voting ordinary shares were considered a class of ordinary shares, because non-voting ordinary shares were not entitled to dividends, they are allocated no earnings or losses when calculating Basic EPS and Diluted EPS. As a result, Basic EPS and Diluted EPS for non-voting ordinary shares are zero in all periods. In connection with the consummation of the IPO, the Company’s share capital no longer includes non-voting ordinary shares.

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The computation of Basic EPS and Diluted EPS is as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
(in USD and thousands, except per share data)	2024	2023	2024	2023
Basic EPS
Numerator
Net income (loss) attributable to Viking Holdings Ltd	$155,652	$189,928	$(338,572)	$(24,300)
Net income (loss) allocated to shares other than ordinary shares and special shares	20,517	76,234	(104,649)	(21,895)

Net income (loss) allocated to ordinary shares and special shares	$135,135	$113,694	$(233,923)	$(2,405)

Denominator
Weighted average ordinary shares and special shares	364,787	221,936	293,362	221,936

Basic EPS	$0.37	$0.51	$(0.80)	$(0.01)

	Three Months Ended June 30,		Six Months Ended June 30,
(in USD and thousands, except per share data)	2024	2023	2024	2023
Diluted EPS
Numerator
Net income (loss) allocated to ordinary shares and special shares—Basic	$135,135	$113,694	$(233,923)	$(2,405)
Dilutive adjustments	—	(3,418)	—	(18,934)
Reallocation of income (loss)	314	74,722	—	(21,545)

Net income (loss) allocated to ordinary shares and special shares—Diluted	$135,449	$184,998	$(233,923)	$(42,884)

Denominator
Weighted average ordinary shares and special shares—Basic	364,787	221,936	293,362	221,936
Dilutive effect of conversion of Series C Preference Shares to ordinary shares	—	184,267	—	184,267
Dilutive effect of RSUs and stock options	2,401	—	—	—

Weighted average ordinary shares and special shares—Diluted	367,188	406,203	293,362	406,203

Diluted EPS	$0.37	$0.46	$(0.80)	$(0.11)

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For the three and six months ended June 30, 2024 and 2023, the weighted average number of potential ordinary shares that were not included in the Diluted EPS calculations because they would be anti-dilutive were as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands)	2024	2023	2024	2023
Series C Preference Shares	58,723	—	121,495	—
Warrants	8,731	N/A	8,731	N/A
Preference Shares	1,058	N/A	2,189	N/A
Stock options and RSUs	—	N/A	1,201	N/A

The potential ordinary shares related to the conversion of preference shares are issuable upon specified contingent events. As the specified contingent events had not occurred as of June 30, 2023, these contingently issuable shares were not included in the calculation of Diluted EPS for the three and six months ended June 30, 2023. As described in Note 1, in connection with the IPO, all outstanding preference shares converted to ordinary shares on a one-for-one basis.

The warrants vest and become exercisable into ordinary shares upon contingent events. Based on the assessment of the specified contingent events as of June 30, 2023, these contingently issuable shares were not included in the calculation of Diluted EPS for the three and six months ended June 30, 2023. See Note 9.

16.	SEGMENTS

Operating segments are defined as components of an entity for which separate financial information is available and is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Group’s CODM, who is the Chairman of the Board of Directors and Chief Executive Officer, evaluates the Group’s results in a number of ways, but the primary basis for allocating resources and assessing performance is based on product.

The Group’s reportable segments are River and Ocean. The Group defines its products based on the type of cruise offering and language of the cruise service. The River segment provides river cruises outside the United States to English-speaking passengers. The Ocean segment provides ocean cruises to English-speaking passengers. Other includes operating segments that are not individually reportable, consisting of expedition cruises for English-speaking passengers (“Expedition”), Mississippi River cruises for English-speaking passengers, Viking China, which includes cruises for Mandarin-speaking passengers provided by the Group and the results of the China JV Investment (see Note 20), and also includes corporate activities. The Group typically designates the language of the cruise service by vessel for each cruise season, such that in any individual season, the vessel provides service in a single language for the entire season. In cases where a vessel changes its language service during the season, each individual sailing is designated for a specific language, such that any single cruise is provided in a single language. See Note 4 for disaggregation of percentage of passengers by source market.

Operating income is the primary profitability metric the CODM uses to assess performance and allocate resources. Expenses attributable to multiple segments are allocated based on measures that are determined to relate most closely to the expenses, which are generally relative revenues, relative passengers booked, or relative passengers sailed for a particular period.

Longship river vessels can be utilized in either River and Viking China, and may change between these products in different years. Ocean and expedition ships and ocean and expedition ships under construction include ships for both Ocean and Expedition. See Note 8. River vessel charters are recognized as right-of-use assets.

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The Group typically finances its vessels and ships with loans or financial liabilities that are secured by the related vessels and ships. See Note 10.

Set forth below are results for the Group’s segments for the six months ended June 30, 2024 and 2023:

	Six Months Ended June 30, 2024
(in USD and thousands)	River	Ocean	Other	Total
Total revenue	$1,057,178	$1,020,905	$227,333	$2,305,416
Total cruise operating expenses	(650,782)	(580,285)	(151,459)	(1,382,526)
Other operating expenses
Selling and administration	(222,588)	(146,443)	(71,380)	(440,411)
Depreciation and amortization	(49,600)	(54,571)	(21,881)	(126,052)

Total other operating expenses	(272,188)	(201,014)	(93,261)	(566,463)

Operating income (loss)	$134,208	$239,606	$(17,387)	$356,427

	Six Months Ended June 30, 2023
(in USD and thousands)	River	Ocean	Other	Total
Total revenue	$963,275	$927,549	$192,941	$2,083,765
Total cruise operating expenses	(623,111)	(554,068)	(131,651)	(1,308,830)
Other operating expenses
Selling and administration	(214,122)	(134,316)	(52,881)	(401,319)
Depreciation, amortization and impairment	(55,069)	(51,835)	(19,106)	(126,010)

Total other operating expenses	(269,191)	(186,151)	(71,987)	(527,329)

Operating income (loss)	$70,973	$187,330	$(10,697)	$247,606

17.	COMMITMENTS AND CONTINGENCIES

Viking newbuilding program

River Newbuilds

The Group is in the process of building six river vessels that will operate in Egypt, the Viking Amun, Viking Hathor, Viking Sobek, Viking Thoth and two additional vessels, and has entered into raw materials agreements for these vessels. The Group expects these vessels to be delivered between 2024 and 2026.

See Note 21 for events taking place subsequent to June 30, 2024.

In 2023, the Group entered into shipbuilding contracts for the river vessels outlined below, assuming a euro to USD exchange rate of 1.10. In 2024, the Group amended these contracts, which reduced the purchase price of each vessel by €1.5 million ($1.7 million, assuming a euro to USD exchange rate of 1.10), changed the timing and amount of the installment payments to the shipyard and accelerated the delivery dates for certain vessels.

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In January 2024, the Group entered into a shipbuilding contract for a Longship-Douro vessel modified for the Douro River for delivery in 2025 for $24.8 million, assuming a euro to USD exchange rate of 1.10. The Group has obtained financing for all ships, other than the Longship-Douro vessel, as described below.

River Vessels	Number of Vessels	Aggregate Price (in USD and thousands)	Delivery Date
Longships	4	$162,800	2025
Longships-Seine	2	77,606	2025
Longship-Douro	1	24,750	2025
Longships	4	162,800	2026

Total	11	$427,956

In August 2023, the Group entered into two loan agreements for €167.5 million each to finance the eight Longships and two Longships-Seine river vessels scheduled for delivery in 2025 and 2026. Hermes has provided guarantees equal to 95% of the loan amounts. The loans are denominated in USD and the applicable exchange rate will be based on the prevailing exchange rate two business days prior to the date of drawdown. These loans have a term of 102 months from the date of drawdown and the Group may select fixed or variable rate financing prior to each drawdown. VRC and VCL issued corporate guarantees for these loans.

The Group has also secured the following options for additional river vessels:

River Vessels—Options	Number of Vessels	Delivery Date	Option Exercise Date
Longships	4	2027	October 30, 2024
Longships	4	2028	October 30, 2025

Ocean Newbuilds

A summary of the ocean newbuilding program is outlined below, assuming a euro to USD exchange rate of 1.10. Each new ocean ship will have 998 berths.

In January 2024, the Group amended certain shipbuilding contracts to accelerate the delivery dates for Ship XIV, Ship XV and Ship XVI. Ship XIV, Ship XV and Ship XVI are now scheduled to be delivered in the years 2026, 2027 and 2028, respectively. The Group has obtained financing for all ships, as described below.

Ocean Ships	Price (in USD and thousands)	Delivery Date
Viking Vela	$446,050	2024
Viking Vesta	446,050	2025
Ship XIII	501,523	2026
Ship XIV	501,523	2026
Ship XV	517,000	2027
Ship XVI	517,000	2028

Total	$2,929,146

In 2021 and 2022, the Group entered into loan agreements to finance the Viking Vela, Viking Vesta, Ship XIII, Ship XIV, Ship XV and Ship XVI. These loans are SACE Financing and are for up to 80% of each newbuild’s contract price, including certain change orders, and 100% of the Export Credit Agency premium, and will be available for drawdown in USD. The interest rates for the loans are fixed. VCL and VOC II have jointly and severally guaranteed these loans.

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As of June 30, 2024, the Group has entered into shipbuilding contracts for the ships outlined below, assuming a euro to USD exchange rate of 1.10. These shipbuilding contracts will not become effective until certain financing conditions are met. If the financing conditions have not been met by October 31, 2024, these contracts can be terminated by the Group or the shipyard.

Ocean Ships	Price (in USD and thousands)	Delivery Date
Ship XVII	$567,600	2028
Ship XVIII	567,600	2029

Total	$1,135,200

In 2023, the Group secured the following options for additional ocean ships:

Ocean Ships—Options	Delivery Date	Option Exercise Date
Ship XIX	2030	May 30, 2025
Ship XX	2030	May 30, 2025

Leases

The table below summarizes the timing of future cash payments of the Group’s lease liabilities based on contractual undiscounted cash flows as of June 30, 2024:

June 30, 2024
(in USD and thousands)
3 months or less	$9,022
4 to 12 months	33,294
1 to 5 years	156,740
Over 5 years	233,456

Total	$432,512

The ship and vessel charters also include future cash payments for non-lease components, which are not included in the table above. Payments for non-lease components include expenses for services, such as management fees and vessel operating expenses, of which certain costs are subject to change based on actual operating expenses.

The table above excludes amounts for executed lease agreements not yet commenced as of June 30, 2024 for underlying assets of which the Group has not yet obtained the right to control the use.

In 2023, the Group entered into a charter agreement for the Viking Tonle, an 80-berth river vessel traveling through Vietnam and Cambodia for the 2025 through 2033 sailing seasons. The Group has an option to extend the charter for two additional seasons. The total amount of contractual payments for the initial term of nine seasons is $24.9 million, which includes payments for both lease and non-lease components.

In the first quarter of 2024, the Group entered into an accommodation purchase agreement for all cabins on select sailings on the Zhao Shang Yi Dun, which is owned and operated by China Merchants Viking Cruises Limited (“CMV”), a related party, traveling in China for 72 days in the third and fourth quarters of 2024. The Group has options to extend the agreement for additional select sailings through 2027. The total amount of contractual payments for the initial term is $12.1 million, which includes payments for both lease and non-lease components.

Fuel commitments

The Group entered into contracts for a portion of its river fuel usage in Europe for the 2024 season. As of June 30, 2024, the remaining portion of the contracts for the 2024 season was 34,000 cubic meters. The contract

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prices are fixed for specified volumes and periods and depend on the place of delivery ranging from $68.80 to $91.50 per 100 liters excluding taxes. The Group may incur fees for unused fuel amounts in the period of the contracts, which may be for non-usage or to roll over unused amounts into the following year. Subsequent to June 30, 2024, the Group entered into a contract for a portion of its river fuel usage in Europe for the 2025 season. The contract prices are fixed for 15,000 cubic meters and depend on the place of delivery ranging from $69.70 to $83.60 per 100 liters, excluding taxes. See Note 21 for events taking place subsequent to June 30, 2024.

Contingencies

In the normal course of the Group’s business, various claims and lawsuits have been filed or are pending against the Group. Most of these claims and lawsuits are covered by insurance and, accordingly, the maximum amount of the Group’s liability is typically limited to its insurance deductible. In addition, new legislation, regulations or treaties, or claims related to interpretations or implementations thereof, could affect the Group’s business.

The Group has evaluated its overall exposure with respect to all of its threatened and pending claims and lawsuits and, to the extent required, the Group has accrued amounts for all estimable probable losses associated with its deemed exposure that are not covered by insurance. The Group intends to vigorously defend its legal position on all claims and lawsuits and, to the extent necessary, seek recovery.

Legal provisions

In 2019, one of the Group’s river vessels, the Viking Sigyn, was involved in a collision with a Hungarian tourist ship on the Danube River in Budapest, Hungary. As a result of this collision, there were fatalities on the Hungarian tourist ship. The Group maintains protection and indemnity coverage and hull and machinery insurance with respect to the ship. As of June 30, 2024, the Group determined it was probable it would incur amounts for claims related to this incident. Though the ultimate timing, scope and outcome of legal claims are inherently uncertain, the Group recorded an accrual of $15.6 million as of June 30, 2024, compared to $15.8 million as of December 31, 2023, included in accrued expenses and other current liabilities on the interim condensed consolidated statement of financial position as of June 30, 2024, for estimated claims related to this incident. The Group recorded a corresponding receivable of $15.6 million, included in accounts and other receivables on the interim condensed consolidated statement of financial position as of June 30, 2024, because the amounts are virtually certain of recovery from the Group’s insurance policies.

18.	HEDGING INSTRUMENTS

The Group is exposed to foreign currency fluctuations, primarily related to changes in USD/EUR exchange rates, related to its operations.

In 2022, the Group entered into forward foreign currency contracts to purchase €235.0 million at an average euro to USD exchange rate of 1.05. The forward foreign currency contracts matured at various dates in 2023 and were designated as cash flow hedges for the Group’s highly probable forecasted expenditures denominated in euros for direct costs of cruise, land and onboard and vessel operating expenses in 2023.

In September 2023, the Group entered into forward foreign currency contracts to purchase €470.0 million at an average euro to USD exchange rate of 1.09. The forward foreign currency contracts mature at various dates in 2024 and were designated as cash flow hedges for the Group’s highly probable forecasted expenditures denominated in euros for direct costs of cruise, land and onboard and vessel operating expenses in 2024.

In April 2024 and June 2024, the Group entered into forward foreign currency contracts to purchase €470.0 million at an average euro to USD foreign exchange rate of 1.10. The forward foreign currency contracts mature at various dates in 2025 and were designated as cash flow hedges for the Group’s highly probable forecasted expenditures denominated in euros for direct costs of cruise, land and onboard and vessel operating expenses in 2025.

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An economic relationship exists between the hedged items and the hedging instruments as the terms of the forward foreign currency contracts match the terms of the expected highly probable forecast transactions.

As of June 30, 2024 and December 31, 2023, the Group held the following forward foreign currency contracts:

	Maturity
(in EUR and thousands)	Less than 12 months	Greater than 12 months	Total
Forward foreign currency contracts
As of June 30, 2024
Notional amount	€479,575	€268,925	€748,500
Weighted average forward price (EUR/USD)	1.10	1.10	1.10
As of December 31, 2023
Notional amount	€470,000	€—	€470,000
Weighted average forward price (EUR/USD)	1.09	—	1.09

The impact of the hedging instruments on the interim condensed consolidated statements of financial position as of June 30, 2024 and December 31, 2023 was as follows:

(in USD and thousands except notional amount in EUR and thousands)	Notional amount	Carrying amount	Financial statement line item	Changes in fair value (gain/(loss)) used for calculating hedge ineffectiveness
Forward foreign currency contracts
As of June 30, 2024	€748,500	$(8,149)	Accrued expenses and other current liabilities	$(21,290)
		$(1,553)	Other non-current liabilities
As of December 31, 2023	€470,000	$9,315	Prepaid expenses and other current assets	$10,668

For the three and six months ended June 30, 2024 and 2023, the effect of the cash flow hedges in the interim condensed consolidated statements of operations and the interim condensed consolidated statements of other comprehensive income (loss) was as follows:

(in USD and thousands)	Amount of total hedging gain/(loss) recognized in the interim condensed consolidated statement of other comprehensive income (loss)	Amount of gain/(loss) reclassified from the interim condensed consolidated statement of other comprehensive income (loss) to the interim condensed consolidated statement of operations	Interim condensed consolidated statement of operations line item
Highly probable forecasted expenditures
Three months ended June 30, 2024	$(8,248)	$(2,498)	$(1,035) Direct costs of cruise, land and onboard $(1,463) Vessel operating
Three months ended June 30, 2023	$426	$4,345	$1,778 Direct costs of cruise, land and onboard $2,567 Vessel operating
Six months ended June 30, 2024	$(21,290)	$(2,273)	$(1,023) Direct costs of cruise, land and onboard $(1,250) Vessel operating
Six months ended June 30, 2023	$2,356	$4,574	$1,824 Direct costs of cruise, land and onboard $2,750 Vessel operating

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83

No hedge ineffectiveness was recognized in the interim condensed consolidated statements of operations for the three and six months ended June 30, 2024 and 2023.

Set out below is a reconciliation of the cash flow hedge component of equity for the six months ended June 30, 2024 and 2023:

	Cash flow hedge
(in USD and thousands)	2024	2023
As of January 1	$9,315	$7,589
Effective portion of changes in fair value arising from:
Forward foreign currency contracts—forecasted expenditures	(21,290)	2,356
Amount reclassified to the interim condensed consolidated statements of operations
Maturity of effective hedges	2,273	(4,574)

As of June 30	$(9,702)	$5,371

The same reconciliation items presented above for components of equity apply to the components of other comprehensive income (loss) for the six months ended June 30, 2024 and 2023.

19.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Changes in Liabilities Arising from Financing Activities

(in USD and thousands)	January 1, 2024	Principal payments	Proceeds from borrowings	Transaction costs incurred for borrowings	Series C Conversion to ordinary shares	Reclassifications and other	June 30, 2024
Short-term portion of bank loans and financial liabilities	$253,020	$(167,894)	$—	$—	$—	$105,679	$190,805
Long-term portion of bank loans and financial liabilities	1,757,372	(38,980)	—	—	—	(115,317)	1,603,075
Secured Notes	1,015,657	—	—	—	—	909	1,016,566
Short-term portion of Unsecured Notes	—	—	—	—	—	249,198	249,198
Long-term portion of Unsecured Notes	2,270,246	—	—	—	—	(247,195)	2,023,051
Private Placement liability	1,394,552	—	—	—	(1,397,960)	3,408	—
Short-term portion of lease liabilities	24,670	(12,574)	—	—	—	12,562	24,658
Long-term portion of lease liabilities	227,956	—	—	—	—	(12,571)	215,385

Total liabilities from financing activities	$6,943,473	$(219,448)	$—	$—	$(1,397,960)	$(3,327)	$5,322,738

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(in USD and thousands)	January 1, 2023	Principal payments	Proceeds from borrowings	Transaction costs incurred for borrowings	Reclassifications and other	June 30, 2023
Short-term portion of bank loans and financial liabilities	$251,561	$(132,899)	$—	$—	$145,293	$263,955
Long-term portion of bank loans and financial liabilities	1,711,331	—	349,088	(41,337)	(136,457)	1,882,625
Short-term portion of Secured Notes	—	—	—	—	675,000	675,000
Secured Notes	1,670,392	—	—	—	(655,619)	1,014,773
Long-term portion of Unsecured Notes	1,555,857	—	720,000	(9,954)	1,754	2,267,657
Private Placement liability	1,384,780	—	—	—	4,803	1,389,583
Short-term portion of lease liabilities	22,991	(10,610)	—	—	9,650	22,031
Long-term portion of lease liabilities	239,419	—	—	—	(2,430)	236,989

Total liabilities from financing activities	$6,836,331	$(143,509)	$1,069,088	$(51,291)	$41,994	$7,752,613

The ‘Reclassifications and other’ column primarily includes the effect of reclassification of long-term portion of bank loans and financial liabilities to short-term, amortization of debt issuance costs, foreign currency on loans and changes in lease liabilities other than principal payments.

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

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Fair Value of Financial Assets and Liabilities

The carrying amounts of the Group’s financial assets and liabilities all approximate the fair values of those assets and liabilities as of June 30, 2024 and December 31, 2023, except for fixed interest bank loans and financial liabilities, secured and unsecured notes, and the Private Placement liability, as outlined below:

	Carrying amount		Fair value
(in USD and thousands)	June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023
Financial assets
Other non-current assets	$71,900	$55,593	$71,900	$55,593
Accounts and other receivables and prepaid expenses and other current assets	53,330	117,013	53,330	117,013

Total financial assets	$125,230	$172,606	$125,230	$172,606

Total current	$53,330	$117,013	$53,330	$117,013

Total non-current	$71,900	$55,593	$71,900	$55,593

	Carrying amount		Fair value
(in USD and thousands)	June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023
Financial liabilities
Forward foreign currency contracts	$9,702	$—	$9,702	$—
Bank loans and financial liabilities	1,793,880	2,010,392	1,812,360	2,009,895
Secured Notes	1,016,566	1,015,657	996,854	990,087
Unsecured Notes	2,272,249	2,270,246	2,349,000	2,312,358
Private Placement liability	—	1,394,552	—	1,406,649
Private Placement derivative	—	2,640,759	—	2,640,759
Warrant liability	281,000	134,270	281,000	134,270
Other non-current liabilities	1,714	3,410	1,714	3,410

Total financial liabilities	$5,375,111	$9,469,286	$5,450,630	$9,497,428

Total current	$729,152	$253,020	$739,535	$252,957

Total non-current	$4,645,959	$9,216,266	$4,711,095	$9,244,471

Fair Value Hierarchy

The following hierarchy for inputs used in measuring fair value maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available:

Level 1 – Quoted prices in active markets for identical assets or liabilities that are accessible at the measurement dates.

Level 2 – Significant other observable inputs that are used by market participants in pricing the asset or liability based on market data obtained from independent sources.

Level 3 – Significant unobservable inputs the Group believes market participants would use in pricing the asset or liability based on the best information available.

For assets and liabilities that are recognized in the interim financial statements at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing

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categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. The Group had no transfers between levels in the hierarchy during the three and six months ended June 30, 2024 and 2023.

As of June 30, 2024 and December 31, 2023, designation within the fair value hierarchy for the Group’s financial assets and liabilities is outlined below:

	Carrying amount		Fair value
(in USD and thousands)	June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023
Financial assets
Level 1
Cash deposits	$81,009	$74,265	$81,009	$74,265
Restricted cash	40,370	75,786	40,370	75,786
Other	1,661	1,863	1,661	1,863
Level 2
Finance lease receivables	2,190	11,377	2,190	11,377
Forward foreign currency contracts	—	9,315	—	9,315

Total financial assets	$125,230	$172,606	$125,230	$172,606

	Carrying amount		Fair value
(in USD and thousands)	June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023
Financial liabilities
Level 2
Forward foreign currency contracts	$9,702	$—	$9,702	$—
Bank loans and financial liabilities	1,793,880	2,010,392	1,812,360	2,009,895
Secured Notes	1,016,566	1,015,657	996,854	990,087
Unsecured Notes	2,272,249	2,270,246	2,349,000	2,312,358
Level 3
Private Placement liability	—	1,394,552	—	1,406,649
Private Placement derivative	—	2,640,759	—	2,640,759
Warrant liability	281,000	134,270	281,000	134,270
Other	1,714	3,410	1,714	3,410

Total financial liabilities	$5,375,111	$9,469,286	$5,450,630	$9,497,428

Financial assets and liabilities measured at amortized cost

The fair value of the Group’s fixed interest bank loans and financial liabilities were calculated based on estimated rates for the same or similar instruments with similar terms and remaining maturities. The Unsecured Notes and the Secured Notes use pricing from secondary markets for the Group’s issued notes that are observable for the notes throughout the duration of the term. The Group designated these financial liabilities as Level 2 fair value instruments as valuation techniques contain observable inputs used by market participants.

The Group designated the Private Placement liability as a Level 3 fair value instrument as the valuation technique used was a discounted cash flow approach based on expected principal and dividend payments associated with the Private Placement liability, the assumptions around which were significant unobservable inputs. The value was sensitive to changes in expected future cash flows and the discount rates. As described in Note 1, the Private Placement liability was derecognized in connection with the conversion of the Series C Preference Shares to ordinary shares immediately prior to the consummation of the IPO.

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Financial assets and liabilities measured at fair value

Forward foreign currency contracts are designated as Level 2 fair value instruments as the fair values are measured based on inputs that are readily available in public markets or can be derived from information in publicly quoted markets. The valuation is determined using present value calculations that incorporate inputs such as foreign exchange spot and forward rates and yield curves of the respective currencies.

As of December 31, 2023, the valuation of the Private Placement derivative was based on lattice model methodology, which took into consideration enterprise value based on a discounted cash flow model, fair value of debt holdings and various market factors. The value was sensitive to changes in the discounted cash flow model, including changes in expected future cash flows, the USD/EUR forward curve and the discount rates; changes in the discounted cash flow model result in changes in the ordinary share price. The Private Placement derivative was designated as Level 3 fair value instrument as the fair value was measured based on significant unobservable inputs, including but not limited to, ordinary share price, which was based on the discounted cash flow model, and ordinary share volatility. As described in Notes 1 and 13, the Private Placement derivative was derecognized in connection with the conversion of the Series C Preference Shares to ordinary shares immediately prior to the consummation of the IPO. See Note 13.

As of June 30, 2024, the valuation of the warrant liability is based on a Monte Carlo simulation, which takes into consideration the ordinary share price, ordinary share volatility, estimated term and includes adjustments using unobservable inputs or methods. The warrant liability as of June 30, 2024 is a Level 3 fair value instrument as the fair values are measured based on adjustments made to observable inputs using significant unobservable inputs or methods, including but not limited to, methods used to determine the volatility. The valuation methodology changed as of June 30, 2024 because subsequent to the IPO, the ordinary share price as of the end of each period is equal to the closing price of the Company’s ordinary shares.

As of December 31, 2023, the valuation of the warrant liability was based on a lattice model methodology, which took into consideration ordinary share price, which was based on the discounted cash flow model, and estimated volatility. The warrant liability as of December 31, 2023 was a Level 3 fair value instrument as the fair value was measured based on significant unobservable inputs, including but not limited to, ordinary share price, which was based on the discounted cash flow model.

20.	TRANSACTIONS WITH RELATED PARTIES

Transactions with Related Parties

As of June 30, 2024 and December 31, 2023, current receivables due from related parties were $6.3 million and $12.3 million, respectively.

As of June 30, 2024 and December 31, 2023, $1.3 million and $0.7 million, respectively, of the current receivables due from related parties were due to the Group from VCAP and its affiliates for (1) a management fee for certain administrative services provided by the Group, and (2) reimbursement of expenses paid by the Group on behalf of VCAP and its affiliates. The management fees between the Group and VCAP did not have a material impact on the results of operations for the three and six months ended June 30, 2024 and 2023. See Note 13 for additional discussion on transactions with VCAP, CPP Investments and TPG.

Transactions with the China JV Investment

In 2020, the Group entered into an agreement with a subsidiary of China Merchants Group to together build a cruise line targeting the Chinese-speaking populations in China (the “China JV Investment”). The China JV Investment is comprised of two primary entities, CMV and Shenzhen China Merchants Viking Cruises Tourism Limited (“SCM”).

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For the six months ended June 30, 2024 and 2023, the Group contributed capital of $4.0 million and $5.0 million, respectively, to CMV. At the time of the capital contributions, the carrying amount of the Group’s investment in CMV was zero and the Group had not previously recognized its entire portion of CMV’s losses. Accordingly, $4.0 million and $5.0 million were recognized as losses and included in other financial loss in the interim condensed consolidated statements of operations for the six months ended June 30, 2024 and 2023, respectively. The carrying amount of the Group’s investment in CMV, which is included in investments in associated companies on the interim condensed consolidated statements of financial position, was zero as of both June 30, 2024 and December 31, 2023.

The Group previously sold an ocean ship, Zhao Shang Yi Dun (formerly the Viking Sun), to CMV. CMV financed the purchase and pursuant to the terms of the Group’s investment in CMV, VCL guaranteed 10% of CMV’s obligations under the financing, up to a maximum of $45.0 million.

For the three months ended June 30, 2024 and 2023, the Group recognized services revenue of $4.0 million and $5.5 million, respectively, which is included in onboard and other in the interim condensed consolidated statements of operations. For the six months ended June 30, 2024 and 2023, the Group recognized services revenue of $8.0 million and $10.5 million, respectively, which is included in onboard and other in the interim condensed consolidated statements of operations. As of June 30, 2024 and December 31, 2023, $5.0 million and $11.6 million, respectively, of the current receivables due from related parties related to CMV.

21.	SUBSEQUENT EVENTS

Subsequent to June 30, 2024, the Group had the following significant events:

•

In July 2024, the Group entered into a contract for a portion of its river fuel usage in Europe for the 2025 season. The contract prices are fixed for 15,000 cubic meters and depend on the place of delivery ranging from $69.70 to $83.60 per 100 liters, excluding taxes.

•	In August 2024, the Group took delivery of the Viking Hathor.

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83.

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors, Officers and Employees.

Section 98 of the Companies Act 1981 of Bermuda (the “Companies Act”) provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company or any subsidiary thereof.

Section 98 of the Companies Act further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to section 281 of the Companies Act, and may advance moneys to its directors, officers or auditors for the costs, charges and expenses incurred by the director, officer or auditor in defending any civil or criminal proceedings against them, on the condition that the director, officer or auditor repays the advance if any allegation of fraud or dishonesty is proved against them.

Our bye-laws provide that our directors, alternate directors, resident representative, chairperson, chief executive officer, secretary and other officers, and the liquidator or trustees (if any) acting in relation to any of our affairs, and their heirs, executors and administrators, will be indemnified and secured harmless out of our assets from and against any and all judgments, fines, penalties, excise taxes, amounts paid in settlement, and all direct and indirect costs and expenses (including, without limitation, attorneys’ fees and disbursements, experts’ fees, court costs, retainers, appeal bond premiums, arbitration costs, arbitrators’ fees, transcript fees and duplicating, printing and binding costs, as well as telecommunications, postage and courier charges) (“losses”) actually and reasonably incurred by or on behalf of such indemnified party in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, to which such indemnified party is or is threatened to be made a party, arising out of, relating to, or resulting from the fact that the indemnified party is or was our director, officer, employee, agent or fiduciary, or is or was a director, officer, employee, agent or fiduciary serving at our request as a director, officer, employee, manager, member, partner, tax matters partner or partnership representative, trustee, agent or fiduciary, or similar capacity, of any of our subsidiaries or another corporation, limited liability company, partnership, joint venture, employee benefit plan, trust or other entity or enterprise, or by reason of any act or omission by the indemnified party in any such capacity; provided that this indemnity will not extend to any indemnified party for any losses to the extent such losses (a) arise directly out of the fraud or dishonesty of such indemnified party or (b) are incurred in connection with any action, suit or proceeding initiated by such indemnified party, except to the extent that the indemnified party’s initiation of such action, suit or proceeding has been authorized by our board of directors or is brought to enforce such indemnified party’s rights to indemnification or advancement of expenses hereunder.

Subject to Section 14 of the Securities Act of 1933 (the “Securities Act”) and Section 29(a) of the Securities Exchange Act of 1934, which renders void any waiver of the provisions of the Securities Act, our bye-laws provide that our shareholders waive all claims or rights of action that they might have, individually or in our right, against any of our directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except in respect of any fraud or dishonesty of such director or officer. Section 98A of the Companies Act permits us to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not we may otherwise indemnify such officer or director.

We maintain standard policies of insurance under which coverage is provided to (1) our directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act and (2) us with

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respect to payments which may be made by us to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law. We have also entered into separate indemnification agreements with each of our directors and officers, which are in addition to the indemnification obligations under our bye-laws. The Underwriting Agreement entered into in connection with this offering will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission (the “SEC”) such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities.

Since January 1, 2021, we have granted or issued the following securities which were not registered under the Securities Act. No sales involved underwriters, underwriting discounts or commissions or public offerings of our securities.

Equity Plan-Related Issuances:

(1)

Since January 1, 2021 and prior to our IPO, we granted to certain of our directors, officers, employees, consultants and other service providers restricted share units to be settled for 3,563,612 non-voting ordinary shares under the Viking Holdings Ltd Amended and Restated 2018 Equity Incentive Plan (the “Pre-IPO 2018 Plan”).

Warrant Issuance:

(2)	On February 8, 2021, we granted Viking Capital Limited 8,733,400 warrants to purchase ordinary shares at a purchase price of $0.01 per share.

Preferred Share Issuances:

(3)

On February 8, 2021, we issued (1) 92,133,600 Series C Preference Shares to TPG VII Valhalla Holdings, L.P. and (2) 92,133,600 Series C Preference Shares to CPP Investment Board PMI-3 Inc. Series C Preference Shares were issued for cash consideration of $700.0 million and in exchange for the Registrant’s repurchase and cancellation of all outstanding Series A Preference Shares and Series B Preference Shares. Immediately prior to the consummation of our IPO, the Series C Preference Shares automatically converted to ordinary shares on a one-for-one basis.

The offers, sales and issuances of the securities described in paragraph (1) were deemed to be exempt from registration under Rule 701 promulgated under the Securities Act as transactions under compensatory benefit plans and contracts relating to compensation, or under Section 4(a)(2) of the Securities Act as a transaction by an issuer not involving a public offering. The recipients of such securities were our directors, officers, employees, consultants or other service providers and received the securities under the Pre-IPO 2018 Plan. Appropriate legends were affixed to the securities issued in these transactions.

The offers, sales and issuances of the securities described in paragraphs (2) and (3) were deemed to be exempt under Section 4(a)(2) of the Securities Act as a transaction by an issuer not involving a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited investor within the meaning of Rule 501 of Regulation D under the Securities Act.

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

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Item 8. Exhibits and Financial Statement Schedules.

(a) Exhibits

The exhibits of the registration statement are listed in the Exhibit Index to this registration statement and are incorporated herein by reference.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the audited consolidated financial statements, unaudited interim condensed consolidated financial statements or the notes thereto.

Item 9. Undertakings.

The undersigned hereby undertakes:

(a)

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)	The undersigned registrant hereby undertakes that:

(i)

For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii)

For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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EXHIBIT INDEX

Exhibit Number	Description

1.1*	Form of Underwriting Agreement

3.1	Memorandum of Association of the Company, as currently in effect

3.2	Bye-laws of the Company, as currently in effect

3.3	Certificate of Incorporation on Change of Name

4.1	Form of Certificate for Ordinary Shares

4.2	Third Amended and Restated Investor Rights Agreement, by and among the Company, Viking Capital Limited, CPP Investment Board PMI-3 Inc. and TPG VII Valhalla Holdings, L.P.

5.1*	Opinion of Conyers Dill & Pearman Limited regarding the validity of the ordinary shares being registered

10.1†	Second Amended and Restated Company 2018 Equity Incentive Plan

10.2†	2024 Employee Share Purchase Agreement

10.3	Indenture, dated as of May 8, 2015, by and among Viking Cruises Ltd, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee

10.4	First Supplemental Indenture, dated as of December 14, 2016, among Viking Cruises Ltd, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee

10.5	Second Supplemental Indenture, dated as of May 30, 2017, among Viking Cruises Ltd, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee

10.6	Third Supplemental Indenture, dated as of July 5, 2017, among Viking Cruises Ltd, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee

10.7	Fourth Supplemental Indenture, dated as of November 1, 2017, among Viking Cruises Ltd, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee

10.8	Fifth Supplemental Indenture, dated as of January 31, 2018, among Viking Cruises Ltd, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee

10.9	Sixth Supplemental Indenture, dated as of July 26, 2019, among Viking Cruises Ltd, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee

10.10	Seventh Supplemental Indenture, dated as of May 15, 2020, among Viking Cruises Ltd, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee

10.11	Indenture, dated as of September 20, 2017, by and among Viking Cruises Ltd, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee

10.12	First Supplemental Indenture, dated as of November 1, 2017, among Viking Cruises Ltd, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee

10.13	Second Supplemental Indenture, dated as of January 31, 2018, among Viking Cruises Ltd, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee

10.14	Third Supplemental Indenture, dated as of February 5, 2018, among Viking Cruises Ltd, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee

10.15	Fourth Supplemental Indenture, dated as of May 15, 2020, among Viking Cruises Ltd, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee

10.16

Indenture, dated as of February 5, 2018, by and among Viking Ocean Cruises Ltd, the guarantors party thereto, The Bank of New York Mellon Trust Company, N.A., as trustee, and Wilmington Trust, National Association, as collateral agent

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

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Exhibit Number	Description

10.17

First Supplemental Indenture, dated as of March 27, 2018, among Viking Ocean Cruises Ltd, the guarantors party thereto, The Bank of New York Mellon Trust Company, N.A., as trustee, and Wilmington Trust, National Association, as collateral agent

10.18

Second Supplemental Indenture, dated as of April 11, 2018, among Viking Ocean Cruises Ltd, the guarantors party thereto, The Bank of New York Mellon Trust Company, N.A., as trustee, and Wilmington Trust, National Association, as collateral agent

10.19	Indenture, dated as of February 2, 2021, among Viking Cruises Ltd, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee

10.20

Indenture, dated as of February 2, 2021, among Viking Ocean Cruises Ship VII Ltd, Viking Cruises Ltd, The Bank of New York Mellon Trust Company, N.A., as trustee, and Wilmington Trust, National Association, as collateral agent

10.21	Indenture, dated as of June 30, 2023, among Viking Cruises Ltd, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee

10.22	First Supplemental Indenture, dated as of February 23, 2024, among Viking Cruises Ltd, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee

10.23	Warrant #OS-1 to Purchase Ordinary Shares of Viking Holdings Ltd, dated as of February 8, 2021

10.24	Warrant #OS-2 to Purchase Ordinary Shares of Viking Holdings Ltd, dated as of February 8, 2021

10.25	Form of Indemnification Agreement

10.26	Revolving Credit Agreement, dated as of June 27, 2024, among Viking Cruises Ltd, as Borrower, the Lenders party thereto and Wells Fargo Bank, National Association, as Administrative Agent

21.1	List of subsidiaries of the Company

23.1*	Consent of Ernst & Young AS

23.2*	Consent of Conyers Dill & Pearman Limited (included in Exhibit 5.1)

24.1	Power of attorney (included in signature pages of Registration Statement)

107*	Registration Fee Table

*	To be filed by amendment.
†	Indicates a management contract or any compensatory plan, contract or arrangement.

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on     , 2024.

VIKING HOLDINGS LTD

By:
Name: Leah Talactac
Title: Chief Financial Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Torstein Hagen and Leah Talactac and each of them, individually, as attorneys-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorneys and agents may deem necessary or desirable to enable the registrant to comply with the Securities Act, and any rules, regulations and requirements of the SEC thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant, or the Shares, including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1, or the Registration Statement, to be filed with the SEC with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462 under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorneys and agents shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities set forth below on    , 2024.

Name	Title

Torstein Hagen	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)

Leah Talactac	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

Richard Fear	Director

Morten Garman	Director

Paul Hackwell	Director

Kathy Mayor	Director

Tore Myrholt	Director

Pat Naccarato	Director

Jack Weingart	Director

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 CFR 200.83.

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE OF THE REGISTRANT

Pursuant to the requirements of the Securities Act, the undersigned certifies that it is the duly authorized United States representative of the registrant and has duly caused this registration statement to be signed by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on    , 2024.

VIKING HOLDINGS LTD

By:
Name: Leah Talactac
Title: Chief Financial Officer